CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

№ 82-5798

№ 08 - 15/95
09. 03. 2004

04010544

04 MAR 15 AM 7:21

SUPPL

Securities and Exchange Commission
Office of International Finance
Corporate Finance Division
450 Fifth Street, NW
Washington, DC 20549-1044, USA

Dear Sirs,

Pursuant to the Deposit Agreement of September 4, 2001 as revised and amended on December 10, 2001 JSC CenterTelecom submits to the US Securities and Exchange Commission the following public reports and documents required by the Russian Law or otherwise under Rule 12g3-2(b) in accordance with the Exchange Act of 1934.

Attachments:

1. A material fact of the Company's financial and business activities.
2. Quarterly report on the issued securities of JSC CenterTelecom for the third quarter of 2003.
3. The Company's news release of February 9.

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

Yours sincerely,

R. Amaryan
General Director
JSC CenterTelecom

№ 82-5198

NOTICE
OF MATERIAL FACTS

Accrued and/or paid-out income on securities of the issuer,

Fall due dates of performance of the issuer's obligations toward owners of securities

Joint-Stock *Central Telecommunication Company*

Registered address: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

04 MAR 15 AM 7:21

Taxpayer Identification Number (INN): ***5000000970***

Code of the issuer: ***00194-A***

Code of the material fact: ***0600194A02022004, 0900194A02022004***

Website page where notices of material facts are posted: ***http://www.centertelecom.ru/index.html?d=64***

Name of a regular publication for publishing notices of material facts: ***Supplement to FCSM Herald, Rossiiskaya Gazeta***

Type, category, series and other identifications of the securities: ***registered book-entry bearer bonds, series "2 -И"***

State registration number of the securities issue: ***4-15-00194A***

Date of the issue state registration: ***October 11, 2002***

Registration authorities: ***Federal Commission for Securities Market***

The issuer's governing body which passed decision on the coupon size of the Company's issued bonds: ***the arrangements for determination of the coupon size of the bonds are pursuant to the Decision on the bond issue (registration number 4-15-00194-A dated October 11, 2002) approved by the Board of Directors of JSC CenterTelecom. Coupon interest rate for 2003 is set at 2% p.a. (RUR1.00 per bond).***

Date of compiling Minutes of the Board meeting at which the decision was passed: ***Minutes # 6 of July 29, 2002***

The essence of the issuer's obligations: ***making interest payments on registered book-entry bearer bonds, series "2 -И".***

Total amount of interest payable on the bonds: ***RUR212,161 (two hundred and twelve thousand one hundred and sixty one roubles)***

Total amount of payable interest per bond: ***RUR1.00 (one rouble)***

Form of effecting income payment on registered book-entry bearer bonds, series "2 -И": ***cash funds***

The due date of performance of obligation on registered book-entry bearer bonds, series "2 -И" of JSC CenterTelecom: ***Each bond owner is entitled to demand interest payment at 2 (two) per cent p.a. upon expiry of each calendar year. Any bondholder registered in the bondholder register as at January 1 of each year during the whole period before maturity. The deadline for performance of the coupon payment obligation is not specified in the Decision on the bond issue.***

Total amount of interest accrued on registered book-entry bearer bonds, series "2 -И" of JSC CenterTelecom: ***RUR212,161 (two hundred and twelve thousand one hundred and sixty one roubles)***

Total amount of interest actually paid registered on book-entry bearer bonds, series "2 -И" of JSC CenterTelecom: ***RUR5,498.00 (five thousand four hundred and ninety eight)***

Obligation fulfillment confirmation:

Each bond owner is entitled to demand interest payment at 2 (two) per cent p.a. of the face value upon expiry of each calendar year. Any bondholder registered in the bondholder register as at January 1 of each year during the whole period before maturity. The deadline for performance of the coupon payment obligation is not specified in the Decision on the bond issue.
As of February 2, 2004 a total of RUR5,498.00 (five thousand four hundred and ninety eight) were paid to bondholders of book-entry bearer bonds, series "2 -И" of JSC CenterTelecom.

The reason for it:

- ***few bondholders came to the issuer's office to receive interest payments on the said bonds despite timely***

principle goal of bondholders is not to receive interest payments, but gaining access to telephone network, as the interest payments are retained by them in full.

R. Amaryan
General Director

Corporate Seal

Dated February 2, 2004

№ 82-5798

CENTER TELECOM

04 MAR 15 AM 7:21

Company news

Joint Stock Central Telecommunications Company: press conference held on the occasion of JSC CenterTelecom's purchase of the 100% block of shares of the telecom operator "Rossiyskaya Telekommunikatsionnaya Set' " (ROSNET) ("Russian Telecommunications Network" (ROSNET), Engl.)







This 9 February, a press conference was held at the "Ararat Park Hayatt Moscow" Hotel on the occasion of the purchase by JSC CenterTelecom of the 100% block of shares of the telecom operator 'Rossiyskaya Telekommunikatsionnaya Set' " (RTS) ("Russian Telecommunications Network" (ROSNET), Engl.) working under the trademark of ROSNET in the Russian telecommunications market.

CenterTelecom, V.A. Polischuk, President of RTS, and financial adviser companies' officials took part in the press conference.

The acquisition of RTS' 100% equity stake by JSC CenterTelecom will enable the latter to consolidate significantly its standing in the high- -yielding non-regulatory telecommunications services segment. According to the Svyazinvest General Director V.N. Yashin, "This is but a second large-scale alternative telecom operator assets acquisition transaction being conducted within the framework of the Holding development strategy".

The RTS company has a developed telecommunications infrastructure, including automatic telephone exchanges in Moscow and the constituent regions, a large customer base, and a broad experience in working with major corporate clients and state agencies. Among the RTS customers are, inter alia, the RF State Customs Committee, Central Election Committee, the Moscow Government, and other high-up organizations.

The acquisition of JSC RTS will permit CenterTelecom to increase the number of its large corporate clients and significantly strengthen its standing in the priority corporate segment.

The terms and conditions of the transaction were passed by the Boards of Directors of CenterTelecom and RTS. Presently, all approvals and go-aheads from the relevant state offices, including the RF Antitrust Policy Ministry, are obtained.

The investment group "Aton" officiated as transaction adviser for JSC RTS, and the financial company RSF – for JSC CenterTelecom.

"I believe our acquisition of JSC RTS will not be only an important step towards implementation of the CenterTelecom's long-term marketing strategy, but will also produce a positive effect on its investment allurement", CenterTelecom General Director R.A. Amaryan commented on the transaction.

• • • • • •

JSC CenterTelecom is one of the largest interregional communication companies established in 2002 within the framework of the Svyazinvest Holding restructuring. The Company operates in 17 constituents of the Central Federal District of Russia, furnishing a broad spectrum of telecommunications services that comprise conventinal telephony, access to Internet, data transmission, wireless and cable television, etc. The Company provides services to over 5.6 million subscribers, its installed capacity is over 6 milion lines. The biggest CenterTelecom shareholder is JSC Svyazinvest which has 50.688% of the voting stocks in possesion.

Rossiyskaya Telecommunikatsionnaya Set' (JSC RTS) is an operator and provider of telecommunications services across Russia. JSC RTS carries out its activity in the domestic telecommunications market under the trademark of ROSNET. The Company owns a hightech extensive data network having access nodes in most of the regions of Russia. The Company provides solutions to and implementation of multi-purpose telecom projects to build corporate telecommunications networks.

Investment Group Aton was founded in 1991. It furnishes a full spectrum of services in financing and investment, broker, asset mangement, corporate finances, and consulting fields, affording large access to the Russian and international trading sites.

№ 82-5198

Approved by the Board of Directors
of Joint-Stock Central Telecommunication Company
Minutes #19 of November 13, 2003

QUARTERLY REPORT

Joint-Stock Central Telecommunication Company

Code of the Issuer: 00194-A

for the 3rd quarter of 2003

Domicile: 23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Mailing address: 6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia

The information in this quarterly report is disclosed pursuant to applicable law of the Russian Federation on securities.

(signed by)
R. Amaryan
General Director
JSC CenterTelecom
Date: November 13, 2003

04 MAR 15 AM 7:21

R. Konstantinova
Chief Accountant
Date: November 13, 2003
(seal)

Contact person: ***Ms. Natalia Sudareva, Deputy Director, Department of Securities and Corporate Management, Head of Securities Issues***
Tel.: *(+7 095) 209-38-49*
Fax: *(+7 095) 209-28-29*
E-mail: sudareva@centertelecom.ru
The information disclosed in this quarterly report is posted at: www.centertelecom.ru

Table of Contents

Introduction

Full registered name of the Issuer.

(in Russian)

Открытое акционерное общество "Центральная телекоммуникационная компания"

Joint-Stock Central Telecommunication Company

The abbreviated name of the Issuer.

ОАО "ЦентрТелеком" (in Russian)

JSC CenterTelecom

Domicile, mailing address and contact data of the Issuer.

Domicile: ***23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia***

Mailing address: ***6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia***

Tel.: *(+7 095) 209-3434* Fax: *(+7 095) 209-3007*

e-mail: info@centertelecom.ru

Website where the full text of the Issuer's quarterly report is posted: www.centerelecom.ru

Overview of the outstanding (placed) securities:

Shares issued by the Issuer.

Type of the securities: *ordinary registered book-entry shares including Class B registered preference shares*

Type: ***ordinary***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR 0.3***

Mode of placement: ***conversion into lower nominal value shares at split-up***

Placement period: ***from November 2, 2001 through November 2, 2001***

Placement price: ***not to be specified for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***463,973,000***

Category of the securities: ***Class A registered book-entry preference shares***

Type: ***preference***

Share type: ***A***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion into lower nominal value shares at split-up***

Placement period: ***from November 2, 2001 through November 2, 2001***

Placement price: ***not to be specified for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***154 658 000***

Category of the securities: ***ordinary registered book-entry shares***

Type: ***ordinary***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***0.3***

Mode of placement: ***conversion of a merged company's shares into shares of the consolidated company***

Placement period: ***from November 30, 2002 through November 11, 2002***

Placement price: ***not applicable for this type of placement***

Number of actually placed securities pursuant to the registered report on the results of the issue:

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of a merging company shares into shares of the consolidated company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***25,638,296***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of a merging company shares into shares of the consolidated company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***50,449,937***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***16,809,937***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***157,139,266***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***52,379,022***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities:***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***47,141,629***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities:***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***15,713,797***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities:***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***62,028,583***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities:***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***20,676,240***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities:***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***60,374,595***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***20,124,846***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***61,201,665***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***20,400,253***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***103,381,414***

Category of the securities: ***Class A registered book-entry preference shares***

Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities:***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***34,460,412***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities:***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***75,261,336***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***25,086,826***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***68,314,103***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: [illegible]

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***24,811,662***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***8,270,063***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***45,818,124***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***15,272,606***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***43,833,566***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***14,611,007***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***48,795,863***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***16,265,265***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***78,569,103***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***

Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *26,189,469*

Category of the securities: *registered book-entry ordinary shares*
Type: *ordinary*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities: *RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *109,997,455*

Category of the securities: *Class A registered book-entry preference shares*
Type: *preference*
Class of shares: *A*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities: *RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *36,665,332*

Overview of the bonds issued by the Issuer.

Category of the securities: *registered interest-bearing non-convertible series 01 bearer bonds of the Company*
Series: *01*
Type: *interest-bearing*
Form of the securities: *documented bearer bonds*
Nominal value of one bond of the issue: *RUR1,000*
Mode of placement: *public subscription*
Placement period: *from November 16, 2001 through November 16, 2001*
Placement price: *RUR1,000*
Number of actually placed securities pursuant to the registered report on the results of the issue: *600,000*
Security provided for the bond issue:
Entity providing the security: *PTO Stroytrustservice Limited Liability Company, INN 7710352289*
Type of security: *The security is provided in the form of the obligations of PTO Stroytrustservice LLC to pay back the nominal value of the bonds and accrued interest pursuant to duly executed agreement entered into by and between the Issuer and PTO Stroytrustservice LLC.*
Monetary value of the security: *RUR600,000,000*
Category of the securities: *registered interest-bearing non-convertible series 02 bearer bonds issued by the Company*
Series: *02*
Type: *interest-bearing*
Form of the securities: *documented bearer bonds*
Nominal value of one bond of the issue: *RUR1,000*

Placement period: *from July 23, 2002 through July 23, 2002*
Placement price: ***RUR1,000***
Number of actually placed securities pursuant to the registered report on the results of the issue: *600,000*
Security provided for the bond issue:
Entity providing the security: ***Bassian invest Limited Liability Company***
Type of security: ***Surety***
Monetary value of the security: *600 000 000*
Category of the securities: *registered book-entry series 1-K bonds*
Series: *1-K*
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: *11,397*
Security provided for the bond issue:
No security

Category of the securities: *registered book-entry bonds series 2-K*
Series: *2-K*
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,000***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *260*
Security provided for the bond issue:
No security

Category of the securities: *registered book-entry bonds series 3-K*
Series: *3-K*
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *5,396*
Security provided for the bond issue:
No security

Category of the securities: *registered book-entry bonds series 4-K*
Series: *4-K*

Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue:***RUR1,000***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period:***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *70*
Security provided for the bond issue:
No security

Category of the securities: ***registered book-entry bonds series 5-K***
Series: ***5-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue:***RUR3,600***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period:***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *498*
Security provided for the bond issue:
No security

Category of the securities: ***registered book-entry bonds series 6-K***
Series: ***6-K***
Type: ***interest-bearing***
Form of the securities: ***registered documented bonds***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period:***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *499*
Security provided for the bond issue:
No security

Category of the securities: ***registered book-entry bonds series 7-K***
Series: ***7-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period:***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *499*
Security provided for the bond issue:
No security

Series: ***8-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***500***
Security provided for the bond issue:
No security

Category of the securities: ***registered book-entry bonds series 9-K***
Series: ***9-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***50***
Security provided for the bond issue:
No security

Category of the securities: ***registered book-entry bonds series 10-K***
Series: ***10-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***200***
Security provided for the bond issue:
No security

Category of the securities: ***registered book-entry bonds series 11-K***
Series: ***11-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***500***
Security provided for the bond issue:
No security

Category of the securities: ***registered book-entry bonds series 1-И***
Series: ***1-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue:***RUR50***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period:***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *22 674*
Security provided for the bond issue:
No security

Category of the securities: ***registered book-entry bonds series 2-И***
Series: ***2-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue:***RUR50***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period:***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***212,701***
Security provided for the bond issue:
No security

Category of the securities: ***registered book-entry bonds series 3-И***
Series: ***3-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue:***RUR6,000***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period:***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *349*
Security provided for the bond issue:
No security

Category of the securities: ***registered book-entry bonds series 4-И***
Series: ***4-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue:***RUR4,000***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period:***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***

Security provided for the bond issue:
No security

Category of the securities: ***registered interest-bearing non-convertible series 03 bearer bonds***
Series: ***03***
Type: ***interest-bearing***
Form of the securities: ***documentary bearer bonds***
Nominal value of one bond of the issue:***RUR1,000***
Mode of placement: ***public subscription***
Placement period:
Actual date of the bond placement start: ***September 16, 2003***
Actual date of the bond placement end: ***September 17, 2003***
Placement price: ***RUR1,000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***600,000***
Security provided for the bond issue:
Entity providing the security: ***Bassian invest Limited Liability Company***
Type of security: ***Surety***
Monetary value of the security: ***RUR2,000,000,000***

This quarterly report contains estimates and forecasts of authorized governing bodies of the Issuer regarding future events and/or developments, development outlook for the industry where the Issuer does business, and results of the Issuer's business activities, including the Issuer's prospects and plans, probability of certain event occurrences and undertaking certain actions. Investors are advised not to rely fully on the estimates and forecasts made by the Issuer's governing bodies, as actual results of the Issuer's activities in future may substantially deviate from the forecast ones due to a number of reasons. Purchases of securities carry inherent risks outlined in this quarterly report.

I. Background of persons-members of the Issuer's governing bodies, information on bank accounts, the auditor, appraiser, and financial consultant of the Issuer, and other persons who signed the quarterly report

1.2 Members of the governing bodies of the Issuer

The Board of Directors of the Issuer.
The Board Chairman: ***Mr. Valeriy N. Yashin, born in 1941***

Members of the Board of Directors:
Mr. Stanislav P. Avdiants, born in 1946
Mr. Ruben A. Amaryan, born in 1949
Mr. Boris Dm. Antonyuk, born in 1949
Mr. Vadim E. Belov, born in 1958
Mr. Alexander P. Gribov, born in 1972
Mr. Alexander V. Ikonnikov, born in 1971
Mr. Alexander V. Lopatin, born in 1964
Mr. Aleksey B. Panteleev, born in 1959
Ms. Oksana V. Petrova, born in 1973
Mr. Grigoriy M. Finger, born in 1966

The sole person executive body of the Issuer – the General Director

Mr. Ruben Andronikovich Amaryan, born in 1949

Collective executive body – the Management Board of the Issuer

Mr. Ruben A. Amaryan, born in 1949 – the Chairman of the Management Board
Mr. Aleksey A. Lokotkov, born in 1950
Mr. Maksim A. Pegasov, born in 1966
Mr. Alexander I. Polnikov, born in 1943
Ms. Ella M. Zhuravleva, born in 1961
Ms. Raisa P. Konstantinova, born in 1954
Mr. Sergey V. Pridantsev, born in 1967
Mr. Valeriy P. Sychev, born in 1947
Ms. Tatyana N. Sotskova, born in 1958
Mr. Alexander V. Khaustovich, born in 1949
Mr. Nikolay V. Mezhuev, born in 1962

.2. Bank accounts of the Issuer

Names of the lending entities with which the Issuer opened current and accounts

: of the uer General ectorate's ounts							
ıll name of the bank	Abbreviated name of the bank (branch)	Location of the bank (registered office)	The bank INN	Current account	Type of account (income/ budgetary)	Bank identification code (BIC)	Correspondent account
1	2	3	4	5	6	7	8
oint-Stock ommercial Bank msvyazbank rivate Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810000120612326	current account	044583119	30101810600000000119
oint-Stock ommercial nk Moscow iness World ublic Joint-Stock ompany)	ACB MDM (OAO)	33 Kotelnicheskaya Embankment, building 1, Moscow, 115172, Russia	7706074960	40702810100010026721	current account	044525466	30101810900000000466
vate Joint-k Company ommercial Bank for epreneurshi evelopment ITA-BANK	GUTA-MGTS, a subsidiary of CB GUTA-BANK ZAO	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810400010017541	current account	044583153	30101810200000000153

ıt-Stock nmercial ıg Bank of Russian deration blic JSC)	Middle Russia Bank of Saving Bank of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810040020100852	current account	044552323	30101810900000000323
oreign ırrency counts							
nt-Stock nmercial Bank svyazbank ate Joint-Stock mpany)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702840200120612303	current account in hard currency	044583119	30101810600000000119
nt-Stock nmercial Bank svyazbank ate Joint-Stock mpany)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702840500121612303	transit, hard currency	044583119	30101810600000000119
nt-Stock nmercial Bank svyazbank ate Joint-Stock mpany)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702840800122612303	transit, hard currency	044583119	30101810600000000119
nt-Stock nmercial Bank svyazbank ate Joint-Stock mpany)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702978500120612302	current account in hard currency	044583119	30101810600000000119

nt-Stock mmercial Bank svyazbank vate Joint-Stock mpany)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702978800121612302	transit, hard currency	044583119	30101810600000000119
nt-Stock mmercial Bank svyazbank vate Joint-Stock mpany)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702978100122612302	transit, hard currency	044583119	30101810600000000119
st of JSC erTelecom ounts with anks – elsvyaz egional bsidiary							
ame of the bank	Abbreviated name of the bank (branch)	Domicile of the bank (registered office)	INN of the bank	Current account	Type of account (income/budgetary	Bank Identification Code (BIC)	Correspondent account
1	2	3	4	5	6	7	8
t-Stock mercial g Bank of elgorod n # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810307130100409	Income	041403633	30101810100000000633

it-Stock ımercial g Bank of 3elgorod :h # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810707130100410	Budgetary	041403633	30101810100000000633
it-Stock ımercial g Bank of 3elgorod :h # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810307190100371	Income	041403633	30101810100000000633
it-Stock nmercial ig Bank of 3elgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810907190100373	Budgetary	041403633	30101810100000000633
nt-Stock nmercial ng Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810507020100775	Income	041403633	30101810100000000633
nt-Stock nmercial ng Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810107020100777	Budgetary	041403633	30101810100000000633
nt-Stock nmercial ng Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810707120100323	Income	041403633	30101810100000000633

nt-Stock mmercial ng Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810007120100324	Budgetary	041403633	30101810100000000633
nt-Stock mmercial ng Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810607150100231	Income	041403633	30101810100000000633
nt-Stock mmercial ng Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810907150100232	Budgetary	041403633	30101810100000000633
nt-Stock mmercial ng Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810507070101339	Income	041403633	30101810100000000633
nt-Stock nmercial ng Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810907070101340	Budgetary	041403633	30101810100000000633
nt-Stock nmercial g Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810707060100810	Income	041403633	30101810100000000633

it-Stock nmercial g Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810007060100811	Budgetary	041403633	30101810100000000633
it-Stock nmercial g Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810707040100432	Income	041403633	30101810100000000633
it-Stock nmercial g Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810007040100433	Budgetary	041403633	30101810100000000633
nt-Stock nmercial g Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810307000103044	Income	041403633	30101810100000000633
nt-Stock nmercial g Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810407000103041	Budgetary	041403633	30101810100000000633
nt-Stock nmercial g Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810507000103051	Income	041403633	30101810100000000633

nt-Stock nmercial ng Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810207000103050	Budgetary	041403633	30101810100000000633
nt-Stock nmercial ng Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810607000103045	Income	041403633	30101810100000000633
nt-Stock nmercial ng Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810107000103040	Budgetary	041403633	30101810100000000633
nt-Stock nmercial ng Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810007000103043	Income	041403633	30101810100000000633
nt-Stock nmercial g Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810707000103039	Budgetary	041403633	30101810100000000633
nt-Stock nmercial g Bank of Belgorod h # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702810707000103042	Income (treasury)	041403633	30101810100000000633

od branch SC ACB OBANK- KOIL	Belgorod branch of JSC ACB AVTOBANK-NIKOIL	41 Lesnaya Street, Moscow, Russia	7707027313	40702810930240000448	Budgetary	041403758	30101810700000000758
inch of orgbank in lgorod	Branch of Vneshtorgbank in Belgorod	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702810716000000818	Budgetary	041403757	30101810400000000757
it-Stock nmercial g Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702840807000100326	Hard currency current account	041403633	30101810100000000633
nt-Stock nmercial g Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702840707000200326	Transit hard currency account	041403633	30101810100000000633
nt-Stock nmercial g Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702840607000300326	Hard currency special transit account	041403633	30101810100000000633
nt-Stock nmercial g Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702978407000100326	Hard currency current account	041403633	30101810100000000633

nt-Stock nmercial g Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702978307000200326	Transit hard currency account	041403633	30101810100000000633
nt-Stock nmercial g Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702978207000300326	Hard currency special transit account	041403633	30101810100000000633
nt-Stock nmercial g Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702840407000100328	Hard currency current account	041403633	30101810100000000633
nt-Stock nmercial g Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702840307000200328	Transit hard currency account	041403633	30101810100000000633
nt-Stock nmercial g Bank of Belgorod ch # 8592	Belgorod branch 8592 JS SB RF	19 Vavilova Street, Moscow	7707083893	40702840207000300328	Hard currency special transit account	041403633	30101810100000000633
od branch SC ACB OBANK- KOIL	Belgorod branch of JSC ACB AVTOBANK-NIKOIL	41 Lesnaya Street, Moscow, Russia	7707027313	40702840530240000449	Hard currency current account	041403758	30101810700000000758

d branch C ACB BANK- (OIL	Belgorod branch of JSC ACB AVTOBANK-NIKOIL	41 Lesnaya Street, Moscow, Russia	7707027313	40702840530241000451	Transit hard currency account	041403758	30101810700000000758
d branch C ACB BANK- (OIL	Belgorod branch of JSC ACB AVTOBANK-NIKOIL	41 Lesnaya Street, Moscow, Russia	7707027313	40702840230241000450	Hard currency special transit account	041403758	30101810700000000758
nch of rgbank in gorod	Branch of Vneshtorgbank in Belgorod	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702978716000000080	Hard currency current account	041403757	30101810400000000757
nch of rgbank in gorod	Branch of Vneshtorgbank in Belgorod	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702978816007000080	Hard currency special transit account	041403757	30101810400000000757
nch of rgbank in gorod	Branch of Vneshtorgbank in Belgorod	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702978116008000080	Transit hard currency account	041403757	30101810400000000757
nch of rgbank in gorod	Branch of Vneshtorgbank in Belgorod	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702840016000000148	Hard currency current account	041403757	30101810400000000757

anch of orgbank in lgorod	Branch of Vneshtorgbank in Belgorod	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702840416007000149	Hard currency special transit account	041403757	30101810400000000757
anch of orgbank in lgorod	Branch of Vneshtorgbank in Belgorod	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702840716008000149	Transit hard currency account	041403757	30101810400000000757

of JSC erTelecom unts with banks nsksvyazinform idiary

name of the bank	Abbreviated name of the bank (branch)	Domicile of the bank (registered office)	INN of the bank	Current account	Type of account (income/ budgetary)	Bank Identification Code
1	2	3	4	5	6	7
oint-Stock nercial Saving ank of RF nsk branch # 5 of Saving ank of RF	Bryansk branch of OSB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508000100887	Income	041501601
oint-Stock nercial Saving ank of RF nsk branch # 5 of Saving ank of RF	Bryansk branch of OSB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810808000100888	Budgetary	041501601

nercial Bank nsk Narodny Public Joint- :k Company	COMMERCIAL BANK BNB (PUBLIC JSC)	1 Lyubeznogo Street, Bryansk, 241011, Russia	3201005759	40702810800000016830	Budgetary	041501770
mercial Bank nsk Narodny . Public Joint- :k Company	COMMERCIAL BANK BNB (PUBLIC JSC)	1 Lyubeznogo Street, Bryansk, 241011, Russia	3201005759	40702810700000017230	Income	041501770
oint-Stock nercial Saving ank of RF nsk branch #)5 of Saving ank of RF	Bryansk branch of OSB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208000100899	Income	041501601
oint-Stock nercial Saving ank of RF nsk branch #)5 of Saving ank of RF	Bryansk branch of OSB #8605	19 Vavilova Street, Moscow, 117997, Russia		40702810508000100900	Budgetary	041501601
oint-Stock nercial Saving ank of RF nsk branch #)5 of Saving ank of RF	Bryansk branch of OSB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810808000100901	Income	041501601
oint-Stock nercial Saving ank of RF nsk branch #)5 of Saving ank of RF	Bryansk branch of OSB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810108000100902	Budgetary	041501601

oint-Stock nercial Saving ank of RF nsk branch #)5 of Saving ank of RF	Bryansk branch of OSB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810608000100897	Income	041501601
oint-Stock nercial Saving ank of RF nsk branch #)5 of Saving ank of RF	Bryansk branch of OSB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810908000100898	Budgetary	041501601
oint-Stock nercial Saving ank of RF nsk branch #)5 of Saving ank of RF	Bryansk branch of OSB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008000100895	Income	041501601
oint-Stock nercial Saving ank of RF nsk branch # 5 of Saving ank of RF	Bryansk branch of OSB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810308000100896	Budgetary	041501601
oint-Stock nercial Saving ank of RF insk Branch) of SB of RF	Bryansk Branch of SB #8400	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508000109312	Income	041501601
int-Stock nercial Saving ank of RF nsk Branch) of SB of RF	Bryansk Branch of SB #8400	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810108000109327	Budgetary	041501601

int-Stock ercial Saving ınk of RF ıtkovskoe ːh #5559 of B of RF	Dyatkovskoe branch #5559 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508100100318	Income	041501601
int-Stock ercial Saving ınk of RF ıtkovskoe ːh #5559 of ;B of RF	Dyatkovskoe branch #5559 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810108100100310	Budgetary	041501601
ıint-Stock ıercial Saving ank of RF .nsk Branch)/0122 of SB of RF	Bryansk Branch #8400/0122 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810408000109124	Income	041501601
oint-Stock ıercial Saving ank of RF ınsk Branch)/0122 of SB of RF	Bryansk Branch #8400/0122 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810308000109114	Budgetary	041501601
oint-Stock ıercial Saving ank of RF ınsk Branch 5/0150 of SB of RF	Bryansk branch of OSB #8605/0150	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508000109587	Income	041501601
oint-Stock ıercial Saving ank of RF ınsk Branch 5/0150 of SB of RF	Bryansk branch of OSB #8605/0150	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208000109531	Budgetary	041501601

int-Stock ercial Saving ank of RF skoe Branch of SB of RF	Bryansk branch of OSB #8605 Zhukoskoe Branch #5561 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810908110100526	Income	041501601
int-Stock ercial Saving ank of RF skoe Branch of SB of RF	Bryansk branch of OSB #8605 Zhukoskoe Branch #5561 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208110100527	Budgetary	041501601
int-Stock ercial Saving ank of RF brovskoe ch #5587 of B of RF	Bryansk branch of OSB #8605 Dubrovskoe Branch #5587 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810308110122023	Budgetary	041501601
int-Stock ercial Saving ank of RF brovskoe ch #5587 of B of RF	Bryansk branch of OSB #8605 Dubrovskoe Branch #5587 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208110122065	Income	041501601
int-Stock ercial Saving nk of RF nyanskoe ch #5590 of B of RF	Bryansk branch of OSB #8605 Kletnyanskoe Branch #5590 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508110133016	Income	041501601
int-Stock ercial Saving nk of RF nyanskoe ch #5590 of B of RF	Bryansk branch of OSB #8605 Kletnyanskoe Branch #5590 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810308110133067	Budgetary	041501601

›int-Stock ıercial Saving ank of RF ıbrovskoe ch #5587 of ;B of RF	Bryansk branch of OSB #8605 Dubrovskoe Branch #5587 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508110111009	Income	041501601
›int-Stock ıercial Saving ank of RF ıbrovskoe ıch #5587 of ;B of RF	Bryansk branch of OSB #8605 Dubrovskoe Branch #5588 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810408110111044	Budgetary	041501601
›int-Stock ıercial Saving ank of RF ntsovskoe ıch #1563 of SB of RF	Bryansk branch of OSB #8605 Klintsovskoe Branch #1563 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208120100494	Income	041501601
oint-Stock nercial Saving ank of RF intsovskoe ıch #1563 of SB of RF	Bryansk branch of OSB #8605 Klintsovskoe Branch #1563 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810908120100493	Budgetary	041501601
oint-Stock nercial Saving ank of RF intsovskoe ch #1563/039 f SB of RF	Bryansk branch of OSB #8605 Klintsovskoe Branch #1563 of SB of RF / 039	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208120010005	Income	041501601
oint-Stock nercial Saving ank of RF intsovskoe ch #1563/039 f SB of RF	Bryansk branch of OSB #8605 Klintsovskoe Branch #1563 of SB of RF / 039	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008120010027	Budgetary	041501601

oint-Stock nercial Saving ank of RF intsovskoe ch #1563/048 f SB of RF	Bryansk branch of OSB #8605 Klintsovskoe Branch #1563 of SB of RF/048	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810608120020035	Income	041501601
oint-Stock nercial Saving ank of RF intsovskoe ch #1563/048 f SB of RF	Bryansk branch of OSB #8605 Klintsovskoe Branch #1563 of SB of RF/048	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008120020020	Budgetary	041501601
oint-Stock nercial Saving ank of RF nskoe Branch 7 of SB of RF	Bryansk branch of OSB #8605 Navlinskoe Branch #5567 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208130100002	Income	041501601
oint-Stock nercial Saving ank of RF nskoe Branch 7 of SB of RF	Bryansk branch of OSB #8605 Navlinskoe Branch #5567 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810108130100005	Budgetary	041501601
oint-Stock nercial Saving ank of RF vskoe Branch 7 of SB of RF	Bryansk branch of OSB #8605 Brasovskoe Branch #5557 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508130101028	Income	041501601
oint-Stock nercial Saving ank of RF vskoe Branch 7 of SB of RF	Bryansk branch of OSB #8605 Brasovskoe Branch #5557 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810408130101047	Budgetary	041501601
oint-Stock nercial Saving ank of RF vskoe Branch 7 of SB of RF	Bryansk branch of OSB #8605 Brasovskoe Branch #5557 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810908130102054	Income	041501601
int-Stock	Bryansk branch of	19 Vavilova Street,	7707083893	40702810008130102080	Budgetary	041501601

nercial Saving ank of RF vskoe Branch 7 of SB of RF	OSB #8605 Brasovskoe Branch #5557 of SB of RF	Moscow, 117997, Russia				
oint-Stock nercial Saving Bank of RF inskoe Branch 7/038 of SB of RF	Bryansk branch of OSB #8605 Navlinskoe Branch #5567, full service subsidiary 038	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810308130103035	Income	041501601
Joint-Stock mercial Saving Bank of RF inskoe Branch 57/038 of SB of RF	Bryansk branch of OSB #8605 Navlinskoe Branch #5567 of SB of RF full service subsidiary 038	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810808130103027	Budgetary	041501601
Joint-Stock mercial Saving Bank of RF ubchevskoe nch #5557/079 of SB of RF	Bryansk branch of OSB #8605 Trubchevskoe Branch #5571/079 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810808150102008	Budgetary	041501601
Joint-Stock mercial Saving Bank of RF ubchevskoe nch #5557/079 of SB of RF	Bryansk branch of OSB #8605 Trubchevskoe Branch #5571/079 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810908150102047	Income	041501601
Joint-Stock mercial Saving Bank of RF vozybkovskoe anch #5580 of SB of RF	Bryansk branch of OSB #8605 Novozybkovskoe Branch #5580 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810708190100432	Income	041501601
Joint-Stock mercial Saving Bank of RF vozybkovskoe anch #5580 of	Bryansk branch of OSB #8605 Novozybkovskoe Branch #5580	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008190100433	Budgetary	041501601

SB of RF						
Joint-Stock mercial Saving Bank of RF vozybkovskoe nch #5580/061 SB of RF	Bryansk branch of OSB #8605 Novozybkovskoe Branch #5580 / 061	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208190103599	Budgetary	041501601
Joint-Stock mercial Saving Bank of RF vozybkovskoe nch #5580/061 SB of RF	Bryansk branch of OSB #8605 Novozybkovskoe Branch #5580 / 061	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508190105242	Income	041501601
Joint-Stock mercial Saving Bank of RF vozybkovskoe nch #5580/061 SB of RF	Bryansk branch of OSB #8605 Novozybkovskoe Branch #5580 / 061	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810808190105243	Budgetary	041501601
Joint-Stock mercial Saving Bank of RF ubchevskoe nch #5571 of SB of RF	Bryansk branch of OSB #8605 Trubchevskoe Branch #5571	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008150103014	Income	041501601
Joint-Stock mercial Saving Bank of RF ubchevskoe nch #5571 of SB of RF	Bryansk branch of OSB #8605 Trubchevskoe Branch #5571	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810908150103062	Budgetary	041501601
oint-Stock nercial Saving ank of RF ubchevskoe nch #5571 of SB of RF	Bryansk branch of OSB #8605 Trubchevskoe Branch #5571	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810908150100337	Income	041501601
oint-Stock nercial Saving	Bryansk branch of OSB #8605	19 Vavilova Street, Moscow, 117997,	7707083893	40702810108150100344	Budgetary	041501601

ınk of RF ɔchevskoe :h #5571 of B of RF	Trubchevskoe Branch #5571	Russia				
int-Stock ercial Saving ınk of RF ɔchevskoe ch #5571 of B of RF	Bryansk branch of OSB #8605 Trubchevskoe Branch #5571	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208150100338	Income	041501601
int-Stock ercial Saving ank of RF bchevskoe ch #5571 of B of RF	Bryansk branch of OSB #8605 Trubchevskoe Branch #5571	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810808150100343	Budgetary	041501601
oint-Stock ercial Saving ank of RF nskoe Branch 6 of SB of RF	Bryansk branch of OSB #8605 Unechskoe Branch #5586	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810708230000191	Income	041501601
oint-Stock ercial Saving ank of RF nskoe Branch 6 of SB of RF	Bryansk branch of OSB #8605 Unechskoe Branch #5586	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008230000192	Budgetary	041501601
oint-Stock ercial Saving ank of RF skoe Branch 9 of SB of RF	Bryansk branch of OSB #8605 Mglinskoe Branch #5579	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508230105050	Income	041501601
oint-Stock ercial Saving ank of RF skoe Branch 9 of SB of RF	Bryansk branch of OSB #8605 Mglinskoe Branch #5579	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008230105071	Budgetary	041501601
oint-Stock ercial Saving ank of RF	Bryansk branch of OSB #8605 Starodubskoe Branch	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008210100180	Income	041501601

rodubskoe ch #5583 of SB of RF	#5583					
oint-Stock nercial Saving ank of RF rodubskoe ch #5583 of SB of RF	Bryansk branch of OSB #8605 Starodubskoe Branch #5583	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810308210100181	Budgetary	041501601
oint-Stock nercial Saving ank of RF urazhskoe ch #5584 of SB of RF	Bryansk branch of OSB #8605 Surazhskoe Branch #5584	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810708230004061	Income	041501601
oint-Stock nercial Saving ank of RF urazhskoe ch #5584 of SB of RF	Bryansk branch of OSB #8605 Surazhskoe Branch #5584	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508230004009	Budgetary	041501601
oint-Stock nercial Saving ank of RF nsk Branch 5 of SB of RF	Bryansk branch of OSB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840808000101585	Current account in hard currency	041501601
oint-Stock nercial Saving ank of RF nsk Branch 5 of SB of RF	Bryansk branch of OSB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840708000201585	Transit hard currency account	041501601
int-Stock nercial Saving ank of RF nsk Branch 5 of SB of RF	Bryansk branch of OSB #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840608000301585	Currency, special transit	041501601
nercial Bank nsk Narodny Public Joint-	COMMERCIAL BANK BNB (PUBLIC JSC)	1 Lyubeznogo Street, Bryansk, 241011, Russia	3201005759	40702840700000000233	Current account in hard currency	041501770

ck Company						
ımercial Bank ınsk Narodny ‹ Public Joint-ck Company	COMMERCIAL BANK BNB (PUBLIC JSC)	1 Lyubeznogo Street, Bryansk, 241011, Russia	3201005759	40702840800000010233	Transit hard currency account	041501770
ımercial Bank ınsk Narodny ‹ Public Joint-ck Company	COMMERCIAL BANK BNB (PUBLIC JSC)	1 Lyubeznogo Street, Bryansk, 241011, Russia	3201005759	40702840600000090233	Currency, special transit account	041501770

of JSC
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unts with banks
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idiary

Full name of the bank	Abbreviated name of the bank (branch)	Domicile of the bank (registered office)	INN of the bank	Current account	Type of account (income/budgetary	Bank Identification Code
1	2	3	4	5	6	7
ch of Joint-Stock Saving Bank he RF (Public JSC) - Central k Soil region Bank, the city of Voronezh	Central Black Soil region Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810313000108843	Income	042007681
ch of Joint-Stock Saving Bank he RF (Public JSC) - Central k Soil region Bank, the city of Voronezh	Central Black Soil region Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810613000108844	Budgetary	042007681
ch of Joint-Stock Saving Bank of the RF (Public JSC) - ninskoe branch, the town of na, Voronezh region, #3777	Anninskoe Branch #3777 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810013030100548	Income	042007681
ch of Joint-Stock Saving Bank of the RF (Public JSC) - ninskoe branch, the town of na, Voronezh region, #3777	Anninskoe Branch #3777 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810313030100549	Budgetary	042007681
ch of Joint-Stock Saving Bank of the RF (Public JSC) -	Bobrovskoe branch #3783	19 Vavilova Street, Moscow, 117997,	7707083893	40702810613040100268	Income	042007681

ovskoe branch, the town of orov, Voronezh region, #3783		Russia				
ch of Joint-Stock Saving Bank of the RF (Public JSC) - brovskoe branch, the town of orov, Voronezh region, #3783	Bobrovskoe branch #3783	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810913040100269	Budgetary	042007681
nch of Joint-Stock Commercial aving Bank of the RF (Public C) - Pavlovskoe Branch, the own of Pavlovsk, Voronezh region, #3872	Pavlovskoe Branch #3872	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810113230102657	Income	042007681
nch of Joint-Stock Commercial aving Bank of the RF (Public C) - Pavlovskoe Branch, the own of Pavlovsk, Voronezh region, #3872	Pavlovskoe Branch #3872	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810413230102658	Budgetary	042007681
nch of Joint-Stock Commercial aving Bank of the RF (Public) - Borisoglebskoe Branch, the own of Pavlovsk, Voronezh region, #193	Borisoglebskoe Branch #193	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810913060100977	Income	042007681
nch of Joint-Stock Commercial aving Bank of the RF (Public) - Borisoglebskoe Branch, the own of Pavlovsk, Voronezh region, #193	Borisoglebskoe Branch #193	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810213060100978	Budgetary	042007681
ch of Joint-Stock Commercial ving Bank of the RF (Public) - Buturlinovskoe Branch, the n of Buturlinovka, Voronezh region, #3793	Buturlinovskoe Branch #3793	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810113070100385	Income	042007681
ch of Joint-Stock Commercial ving Bank of the RF (Public - Buturlinovskoe Branch, the n of Buturlinovka, Voronezh region, #3793	Buturlinovskoe Branch #3793	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810413070100386	Budgetary	042007681
ch of Joint-Stock Commercial ving Bank of the RF (Public - Kalacheevskoe Branch, the	Kalacheevskoe Branch #3836	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810513120100589	Income	042007681

f Kalach, Voronezh region, #3836						
of Joint-Stock Commercial ıg Bank of the RF (Public Kalacheevskoe Branch, the ıf Kalach, Voronezh region, #3836	Kalacheevskoe Branch #3836	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281091 3120100590	Budgetary	042007681
ı of Joint-Stock Commercial ıg Bank of the RF (Public - Rossoshanskoe Branch, ɔwn of Rosssh, Voronezh region, #382	Rossoshanskoe Branch #382	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281011 3300103078	Income	042007681
ı of Joint-Stock Commercial ng Bank of the RF (Public - Rossoshanskoe Branch, own of Rosssh, Voronezh region, #382	Rossoshanskoe Branch #382	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281041 3300103079	Budgetary	042007681
ı of Joint-Stock Commercial ng Bank of the RF (Public) - Liskinskoe Branch, the of Liski, Voronezh region, #3854	Liskinskoe Branch #3954	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281091 3160100385	Income	042007681
ı of Joint-Stock Commercial ng Bank of the RF (Public) - Liskinskoe Branch, the of Liski, Voronezh region, #3854	Liskinskoe Branch #3954	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281021 3160100386	Budgetary	042007681
ı of Joint-Stock Commercial ng Bank of the RF (Public - Novousmanskoe Branch, town of Novaya Usman', 'oronezh region, #3869	Novousmanskoe Branch #3869	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281031 3190100353	Income	042007681
ı of Joint-Stock Commercial ng Bank of the RF (Public - Novousmanskoe Branch, town of Novaya Usman', 'oronezh region, #3869	Novousmanskoe Branch #3869	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281061 3190100354	Budgetary	042007681
ı of Joint-Stock Commercial ng Bank of the RF (Public	additional office #0171	19 Vavilova Street, Moscow, 117997,	7707083893	4070281041 3180108841	Income	042007681

- full service subsidiary, the of Novovoronezh, Voronezh region #0171		Russia				
n of Joint-Stock Commercial ng Bank of the RF (Public - full service subsidiary, the of Novovoronezh, Voronezh region #0171	additional office #0171	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281071 3180108842	Budgetary	042007681
n of Joint-Stock Commercial ng Bank of the RF (Public Ostrogozhskoe Branch, the of Ostrogozhsk, Voronezh region, #989	Ostrogozhskoe Branch #989	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281071 3220100315	Income	042007681
n of Joint-Stock Commercial ng Bank of the RF (Public Ostrogozhskoe Branch, the of Ostrogozhsk, Voronezh region, #989	Ostrogozhskoe Branch #989	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281001 3220100316	Budgetary	042007681
n of Joint-Stock Commercial ng Bank of the RF (Public - Pavlovskoe Branch, the n of Pavlovsk, Voronezh region, #3872	Pavlovskoe Branch #3872	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281011 3230100659	Income	042007681
n of Joint-Stock Commercial ng Bank of the RF (Public - Pavlovskoe Branch, the n of Pavlovsk, Voronezh region, #3872	Pavlovskoe Branch #3872	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281051 3230100660	Budgetary	042007681
n of Joint-Stock Commercial ng Bank of the RF (Public - Rossoshanskoe Branch, own of Rosssh, Voronezh region, #382	Rossoshanskoe Branch #382	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281071 3300100918	Income	042007681
of Joint-Stock Commercial ng Bank of the RF (Public - Rossoshanskoe Branch, own of Rosssh, Voronezh region, #382	Rossoshanskoe Branch #382	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281001 3300100919	Budgetary	042007681
of Joint-Stock Commercial	Semilukskoe	19 Vavilova Street,	7707083893	4070281091	Income	042007681

ng Bank of the RF (Public - Semilukskoe Branch, the n of Semiluki, Voronezh region, #3825	Branch #3825	Moscow, 117997, Russia		3310100452		
of Joint-Stock Commercial ng Bank of the RF (Public - Semilukskoe Branch, the n of Semiluki, Voronezh region, #3825	Semilukskoe Branch #3825	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281021 3310100453	Budgetary	042007681
of Joint-Stock Commercial ng Bank of the RF (Public Buturlinovskoe Branch, the of Buturlinovka, Voronezh region, #3793	Buturlinovskoe Branch #3793	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281001 3070101387	Income	042007681
of Joint-Stock Commercial ng Bank of the RF (Public - Buturlinovskoe Branch, the of Buturlinovka, Voronezh region, #3793	Buturlinovskoe Branch #3793	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281031 3070101388	Budgetary	042007681
h of Joint-Stock Commercial ing Bank of the RF (Public - Semilukskoe Branch, the vn of Semiluki, Voronezh region, #3825	Semilukskoe Branch #3825	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281011 3310102454	Income	042007681
h of Joint-Stock Commercial ing Bank of the RF (Public - Semilukskoe Branch, the vn of Semiluki, Voronezh region, #3825	Semilukskoe Branch #3825	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281041 3310102455	Budgetary	042007681
h of Joint-Stock Saving Bank e RF (Public JSC) - Central Soil region Bank, the city of Voronezh	Central Black Soil region Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281001 3000108855	Income	042007681
h of Joint-Stock Saving Bank e RF (Public JSC) - Central Soil region Bank, the city of Voronezh	Central Black Soil region Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	4070281031 3000108856	Budgetary	042007681
h of Joint-Stock Saving Bank e RF (Public JSC) - Central	Central Black Soil region Bank of SB	19 Vavilova Street, Moscow, 117997,	7707083893	4070281061 3000108857	Income	042007681

Soil region Bank, the city of Voronezh	of RF	Russia				
of Joint-Stock Saving Bank RF (Public JSC) - Central Soil region Bank, the city of Voronezh	Central Black Soil region Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810913000108858	Budgetary	042007681
of Joint-Stock Saving Bank RF (Public JSC) - Central Soil region Bank, the city of Voronezh	Central Black Soil region Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810813000108851	Income	042007681
of Joint-Stock Saving Bank RF (Public JSC) - Central Soil region Bank, the city of Voronezh	Central Black Soil region Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810113000108852	Budgetary	042007681
of Joint-Stock Saving Bank RF (Public JSC) - Central Soil region Bank, the city of Voronezh	Central Black Soil region Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810913000108861	Budgetary	042007681
of Joint-Stock Saving Bank RF (Public JSC) - Central Soil region Bank, the city of Voronezh	Central Black Soil region Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810213000108859	Income	042007681
of Joint-Stock Saving Bank RF (Public JSC) - Central Soil region Bank, the city of Voronezh	Central Black Soil region Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810613000108860	Budgetary	042007681
of Joint-Stock Saving Bank RF (Public JSC) - Central Soil region Bank, the city of Voronezh	Central Black Soil region Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810413000108853	Income	042007681
of Joint-Stock Saving Bank RF (Public JSC) - Central Soil region Bank, the city of Voronezh	Central Black Soil region Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810713000108854	Budgetary	042007681
iezh branch of Joint-Stock ercial Bank Promsvyazbank (Private JSC)	Voronezh branch of ACB Promsvyazbank	10 Smirnovskaya Street, Building 22, Moscow, 10952, Russia	7744000912	40702810300010060301	Income	042007882

›nezh branch of Joint-Stock ıercial Bank Promsvyazbank (Private JSC)	Voronezh branch of ACB Promsvyazbank	10 Smirnovskaya Street, Building 22, Moscow, 10952, Russia	7744000912	4070281020 0010000319	Budgetary	042007882
›nezh branch of Joint-Stock ıercial Bank Promsvyazbank (Private JSC)	Voronezh branch of ACB Promsvyazbank	10 Smirnovskaya Street, Building 22, Moscow, 10952, Russia	7744000912	4070281060 0010000320	Income	042007882
›nezh branch of Joint-Stock nercial Bank Promsvyazbank (Private JSC)	Voronezh branch of ACB Promsvyazbank	10 Smirnovskaya Street, Building 22, Moscow, 10952, Russia	7744000912	4070281090 0010000321	Income	042007882
Regional branch of JS mmercial Bank MENATEP ıt-Petersburg Public JSC in Voronezh	Regional branch of Public JS Commercial Bank MENATEP Saint-Petersburg in Voronezh	1 Nevski Prospect, Saint-Petersburg, 191186, Russia	7831001567	4070281020 0160001161	Income	042007879

›f JSC
erTelecom
unts with banks
rosvyaz of the
mir region
idiary

ıame of the bank	Abbreviated name of the bank (branch)	Domicile of the bank (registered office)	INN of the bank	Current account	Type of account(Income/ Budgetary)	Bank Identification Code
1	2	3	4	5	6	7
-Stock Commercial Moscow Industrial , Vladimir regional anch, the city of Vladimir	Branch of ACB Moscow Industrial Bank	35 Lenina Prospect, Vladimir, 600015, Russia	7725039953	40702840800260001682 40702840100261001682 40702840400262001682	Hard currency, transit, special transit	041708716
-Stock Commercial Moscow Industrial , Vladimir regional anch, the city of	Branch of ACB Moscow Industrial Bank	35 Lenina Prospect, Vladimir, 600015, Russia	7725039953	40702810800261001682 40702810100262001682	Income Budgetary	041708716

Vladimir						
Stock Commercial Moscow Industrial , Vladimir regional anch, the city of Vladimir	Branch of ACB Moscow Industrial Bank	4 K. Marx Street, Kolchugino, Vladimir region, 601750, Russia	7725039953	40702810200291011682 40702810500292011682	Income Budgetary	041708716
Stock Commercial Moscow Industrial , Vladimir regional anch, the city of Vladimir	Branch of ACB Moscow Industrial Bank	35 Lenina Prospect, Vladimir, 600015, Russia	7725039953	40702810000261021682 40702810300262021682	Income Budgetary	041708716
Stock Commercial Moscow Industrial , Vladimir regional anch, the city of Vladimir	Branch of ACB Moscow Industrial Bank	35 Lenina Prospect, Vladimir, 600015, Russia	7725039953	40702810100261031682 40702810400262031682	Income Budgetary	041708716
Stock Commercial Moscow Industrial , Vladimir regional anch, the city of Vladimir	Branch of ACB Moscow Industrial Bank	42 Kalinin Street, Gus'-Khrustalny, Vladimir region, 601550, Russia	7725039953	40702810400281041682 40702810700282041682	Income Budgetary	041708716
Stock Commercial Moscow Industrial , Vladimir regional anch, the city of Vladimir	Branch of ACB Moscow Industrial Bank	20/1 Socialisticheskaya Street, Kovrov, Vladimir region, 601909, Russia	7725039953	40702810400271051682 40702810700272051682	Income Budgetary	041708716
Stock Commercial Moscow Industrial , Vladimir regional anch, the city of Vladimir	Branch of ACB Moscow Industrial Bank	4 K. Marx Street, Kolchugino, Vladimir region, 601750, Russia	7725039953	40702810700291061682 40702810000292061682	Income Budgetary	041708716
Stock Commercial Moscow Industrial Vladimir regional nch, the city of Vladimir	Branch of ACB Moscow Industrial Bank	20/1 Socialisticheskaya Street, Kovrov, Vladimir region, 601909, Russia	7725039953	40702810600271071682 40702810900272071682	Income Budgetary	041708716
Stock Commercial Moscow Industrial Vladimir regional	Branch of ACB Moscow Industrial Bank	4 K. Marx Street, Kolchugino, Vladimir region, 601750,	7725039953	40702810900291081682 40702810200292081682	Income Budgetary	041708716

inch, the city of Vladimir		Russia				
Stock Commercial Moscow Industrial Vladimir regional inch, the city of Vladimir	Branch of ACB Moscow Industrial Bank	85b Moskovskaya Street, Murom, Murom, Vladimir region, 602200, Russia	7725039953	40702810000301091682 40702810300302091682	Income Budgetary	041708716
Stock Commercial Moscow Industrial , Vladimir regional inch, the city of Vladimir	Branch of ACB Moscow Industrial Bank	85b Moskovskaya Street, Murom, Murom, Vladimir region, 602200, Russia	7725039953	40702810000301101682 40702810300302101682	Income Budgetary	041708716
Stock Commercial Moscow Industrial , Vladimir regional anch, the city of Vladimir	Branch of ACB Moscow Industrial Bank	35 Lenina Prospect, Vladimir, 600015, Russia	7725039953	40702810800261111682 40702810100262111682	Income Budgetary	041708716
Stock Commercial Moscow Industrial , Vladimir regional anch, the city of Vladimir	Branch of ACB Moscow Industrial Bank	85b Moskovskaya Street, Murom, Murom, Vladimir region, 602200, Russia	7725039953	40702810200301121682 40702810500302121682	Income Budgetary	041708716
Stock Commercial Moscow Industrial , Vladimir regional anch, the city of Vladimir	Branch of ACB Moscow Industrial Bank	35 Lenina Prospect, Vladimir, 600015, Russia	7725039953	40702810000261131682 40702810300262131682	Income Budgetary	041708716
Stock Commercial Moscow Industrial , Vladimir regional anch, the city of Vladimir	Branch of ACB Moscow Industrial Bank	35 Lenina Prospect, Vladimir, 600015, Russia	7725039953	40702810100261141682 40702810400262141682	Income Budgetary	041708716
Stock Commercial Moscow Industrial , Vladimir regional anch, the city of Vladimir	Branch of ACB Moscow Industrial Bank	35 Lenina Prospect, Vladimir, 600015, Russia	7725039953	40702810200261151682 40702810500262151682	Income Budgetary	041708716
Stock Commercial Moscow Industrial	Branch of ACB Moscow	4 K. Marx Street, Kolchugino, Vladimir	7725039953	40702810600291161682 40702810900292161682	Income Budgetary	041708716

, Vladimir regional anch, the city of Vladimir	Industrial Bank	region, 601750, Russia				
-Stock Commercial Moscow Industrial , Vladimir regional anch, the city of Vladimir	Branch of ACB Moscow Industrial Bank	35 Lenina Prospect, Vladimir, 600015, Russia	7725039953	40702810400261171682 40702810700262171682	Income Budgetary	041708716
-Stock Commercial Moscow Industrial , Vladimir regional anch, the city of Vladimir	Branch of ACB Moscow Industrial Bank	35 Lenina Prospect, Vladimir, 600015, Russia	7725039953	40702810500261181682 40702810800262181682	Income Budgetary	041708716

of JSC
erTelecom
unts with banks
ecom subsidiary

ame of the bank	Abbreviated name of the bank (branch)	Domicile of the bank (registered office)	INN of the bank	Current account	Type of account (income/budgetary	Bank Identification Code
1	2	3	4	5	6	7
Stock Commercial ving Bank of the ssian Federation (Public JSC)	Ivanovskoe Branch of Saving Bank #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810017000101059	Income accounts	042406608
Stock Commercial ving Bank of the ssian Federation (Public JSC)	Ivanovskoe Branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810417000101060	Debit accounts	042406608
Stock Commercial ving Bank of the ssian Federation (Public JSC)	Ivanovskoe Branch of Saving Bank #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810717000101061	Joint activity accounts	042406609
Stock Commercial ving Bank of the ssian Federation	Ivanovskoe Branch of Saving Bank #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810917180100245	Income accounts	042406608

(Public JSC)						
·Stock Commercial ving Bank of the ssian Federation (Public JSC)	Ivanovskoe Branch of Saving Bank #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810217180100246	Debit accounts	042406608
·Stock Commercial ving Bank of the ssian Federation (Public JSC)	Ivanovskoe Branch of Saving Bank #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810317170100062	Income accounts	042406608
-Stock Commercial ıving Bank of the ssian Federation (Public JSC)	Ivanovskoe Branch of Saving Bank #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810617170100063	Debit accounts	042406608
-Stock Commercial ıving Bank of the ssian Federation (Public JSC)	Ivanovskoe Branch of Saving Bank #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810517160100791	Income accounts	042406608
-Stock Commercial aving Bank of the ıssian Federation (Public JSC)	Ivanovskoe Branch of Saving Bank #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810817160100792	Debit accounts	042406608
-Stock Commercial aving Bank of the ıssian Federation (Public JSC)	Ivanovskoe Branch of Saving Bank #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810017080100559	Income accounts	042406608
-Stock Commercial aving Bank of the ıssian Federation (Public JSC)	Ivanovskoe Branch of Saving Bank #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810417080100560	Debit accounts	042406608
-Stock Commercial aving Bank of the ıssian Federation (Public JSC)	Ivanovskoe Branch of Saving Bank #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810417040100173	Income accounts	042406608
-Stock Commercial aving Bank of the ıssian Federation (Public JSC)	Ivanovskoe Branch of Saving Bank #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810117040100172	Debit accounts	042406608
-Stock Commercial	Ivanovskoe	19 Vavilova Street,	7707083893	40702810717070235598	Income	042406608

aving Bank of the ussian Federation (Public JSC)	Branch of Saving Bank #8639	Moscow, 117997, Russia			accounts	
t-Stock Commercial aving Bank of the ussian Federation (Public JSC)	Ivanovskoe Branch of Saving Bank #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810117070135599	Debit accounts	042406608
t-Stock Commercial aving Bank of the ussian Federation (Public JSC)	Ivanovskoe Branch of Saving Bank #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810017140100541	Income accounts	042406608
t-Stock Commercial aving Bank of the ussian Federation (Public JSC)	Ivanovskoe Branch of Saving Bank #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810317140100542	Debit accounts	042406608
t-Stock Commercial aving Bank of the ussian Federation (Public JSC)	Ivanovskoe Branch of Saving Bank #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810317050100933	Income accounts	042406608
t-Stock Commercial aving Bank of the ussian Federation (Public JSC)	Ivanovskoe Branch of Saving Bank #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810017050100932	Debit accounts	042406608
-Stock Commercial ank Investment jovy bank (Private JSC)	Branch Voznesenski of ACB Investtorgbank	52/45 Sadovnicheskaya Street, Moscow, 113035, Russia	7717002773	40702810400000000732	Income accounts	042406772
-Stock Commercial Bank Kranbank (Private JSC)	Private JSC ACB Kranbank	53 Engels Street, Ivanovo, 153000, Russia	3728018834	40702810200000000611	Income accounts	042406738
-Stock Commercial k Promsvyazbank (Private JSC)	ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810200120612333	Debit accounts	044583119
mercial investment EUROALLIANCE (Public JSC)	CIB EUROALLIANCE (PUBLIC JSC)	13 Stanko Street, Ivanovo, 153000, Russia	3702030072	40702840000002000168	Hard currency (USD)	042406701
mercial investment	CIB	13 Stanko Street,	3702030072	40702978500002000174	Hard currency	042406701

EUROALLIANCE Public JSC)	EUROALLIANCE (PUBLIC JSC)	Ivanovo, 153000, Russia			(Euro)	

JSC
rTelecom
nts with banks
a subsidiary

ame of the bank	Abbreviated name of the bank (branch)	Domicile of the bank (registered office)	INN of the bank	Current account	Type of account (income/budgetary	Bank Identification Code
1	2	3	4	5	6	7
Stock Commercial ving Bank of the ssian Federation (Public JSC)	Kaluga Branch #8608 of SB of RF	63 Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702810322240104184	Income	042908612
Stock Commercial ving Bank of the ssian Federation (Public JSC)	Kaluga Branch #8608 of SB of RF	63 Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702810022240104183	Budgetary	042908612
a gas and energy int-stock bank asenergobank	Public JSC Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702810300000000667	Income	042908701
a gas and energy int-stock bank asenergobank	Public JSC Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702810500000000687	Budgetary	042908701
a gas and energy int-stock bank asenergobank	Public JSC Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702810800000000688	Budgetary	042908703
Stock Commercial ving Bank of the ssian Federation (Public JSC)	Tarusskoe Branch of SB of RF #2664	3 Oktyabrskaya Street, Kaluga region, 249100, Russia	7707083893	40702810122050100866	Income	042908612
nter-regional mercial bank for	ACB Svyaz-Bank	39 Dostoevskogo Street, Kaluga,	7710301140	40702810500240000603	Income	042908703

evelopment of mation technology (Public JSC)		248600, Russia				
Inter-regional mercial bank for evelopment of mation technology (Public JSC)	ACB Svyaz-Bank	39 Dostoevskogo Street, Kaluga, 248600, Russia	7710301140	40702810400240100603	Budgetary	042908703
Stock Commercial ving Bank of the ssian Federation (Public JSC)	Tarusskoe Branch of SB of RF #2664	3 Oktyabrskaya Street, Kaluga region, 249100, Russia	7707083893	40702810722240190002	Income	042908612
Inter-regional mercial bank for evelopment of mation technology (Public JSC)	ACB Svyaz-Bank	39 Dostoevskogo Street, Kaluga, 248600, Russia	7710301140	42106810400240000006	deposit	042908703
Stock Commercial ving Bank of the ssian Federation (Public JSC)	Obninskoe Branch of SB of RF #7786	4 K. Marx Prospect, Kaluga region, 249035, Russia	7707083893	40702810122230100657	Budgetary	042908612
ga gas and energy int-stock bank asenergobank	Public JSC Gasenergobank; Obninskoe Branch #7786	6 Kurchatova Street, Obninsk, Kaluga region, 249037, Russia	4026006420	40702810720000000690	Income	042908701
Stock Commercial ving Bank of the ssian Federation (Public JSC)	JS SB of RF Dzerzhinskoe Branch, #5607	4 Sivetskaya Street, Kondrovo, Kaluga region, 249832, Russia	7707083893	40702810022200100295	Income	042908612
Stock Commercial ving Bank of the sian Federation (Public JSC)	JS SB of RF Dzerzhinskoe Branch, #5607	4 Sovetskaya Street, Kondrovo, Kaluga region, 249832, Russia	7707083893	40702810322200100296	Budgetary	042908612
Stock Commercial ing Bank of the sian Federation Public JSC)	Kozelskoe Branch #5600 of SB of RF	39 Bolshaya Sovetskaya Street, Kozelsk, Kaluga region, 249720, Russia	7707083893	40702810222160100889	Income	042908612

-Stock Commercial ving Bank of the ssian Federation (Public JSC)	Kozelskoe Branch #5600 of SB of RF		7707083893	40702810522160100893	Budgetary	042908612
-Stock Commercial ıving Bank of the ssian Federation (Public JSC)	Kirovskoe Branch of SB of RF #5568	50 Proletarskaya Street, Kirov, Kaluga region, 249440, Russia	7707083893	40702810322120100347	Income	042908612
-Stock Commercial ıving Bank of the ssian Federation (Public JSC)	Kirovskoe Branch of SB of RF #5568	50 Proletarskaya Street, Kirov, Kaluga region, 249440, Russia	7707083893	40702810622120100348	Budgetary	042908612
-Stock Commercial ıving Bank of the ıssian Federation (Public JSC)	Khvastovichskoe Branch of SB of RF #5573	31 Lenina Street, town of Khvastovichi, Kaluga region, 249360, Russia	7707083893	40702810222110101045	Income	42908612
t-Stock Commercial aving Bank of the ıssian Federation (Public JSC)	Lyudinovskoe Branch of SB of RF #5565	11 Engels Street, town of Lyudinovo, Kaluga region, 249400, Russia	7707083893	40702810022110100314	Income	042908612
t-Stock Commercial aving Bank of the ıssian Federation (Public JSC)	Lyudinovskoe Branch of SB of RF #5565	11 Engels Street, town of Lyudinovo, Kaluga region, 249400, Russia	7707083893	40702810422110100600	Income	042908612
t-Stock Commercial aving Bank of the ıssian Federation (Public JSC)	Lyudinovskoe Branch of SB of RF #5565	11 Engels Street, town of Lyudinovo, Kaluga region, 249400, Russia	7707083893	40702810622110100316	Budgetary	042908612
t-Stock Commercial aving Bank of the ıssian Federation (Public JSC)	Kozelskoe Branch #5600 of SB of RF	39 Bolshaya Sovetskaya Street, Kozelsk, Kaluga region, 249720, Russia	7707083893	40702810622160100890	Income	042908612
t-Stock Commercial aving Bank of the ıssian Federation (Public JSC)	Sukhinicheskoe Branch of SB of RF #1560	58 Lenina Street, Sukhinichi, Kaluga region, 249270, Russia	7707083893	40702810022040000694	Income	042908612
t-Stock Commercial	Sukhinicheskoe	58 Lenina Street,	7707083893	40702810422040000168	Income	042908612

aving Bank of the ussian Federation (Public JSC)	Branch of SB of RF #1560	Sukhinichi, Kaluga region, 249270, Russia				
t-Stock Commercial aving Bank of the ussian Federation (Public JSC)	Obninskoe Branch of SB of RF #7786	4 K. Marx Prospect, Kaluga region, 249035, Russia	7707083893	40702810122230140138	Income	042908612
t-Stock Commercial aving Bank of the ussian Federation (Public JSC)	Borovskoe Branch of SB of RF #2671	do Lenina Street, Borovsk, Kaluga region, 249010, Russia	7707083893	40702810422070100177	Income	042908612
t-Stock Commercial aving Bank of the ussian Federation (Public JSC)	Maloyaroslavetskoe Branch of SB of RF #2673	1-a Uspenskaya Street, Maloyaroslavets, Kaluga region, 249000, Russia	7707083893	40702810522080100533	Income	042908612
uga gas and energy joint-stock bank Gasenergobank	Public JSC Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702978500000100018	hard currency/current	042908701
uga gas and energy joint-stock bank Gasenergobank	Public JSC Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702978400000200018	hard currency/transit	042908701
uga gas and energy oint-stock bank Gasenergobank	Public JSC Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702978300000300018	hard currency/special transit	042908701
-Stock Commercial aving Bank of the ussian Federation (Public JSC)	Kaluga Branch #8608 of SB of RF	63 Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702978922240104183	hard currency/current	042908612
-Stock Commercial aving Bank of the ussian Federation (Public JSC)	Kaluga Branch #8608 of SB of RF	63 Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702978822240204183	hard currency/transit	042908612
-Stock Commercial ving Bank of the ssian Federation (Public JSC)	Kaluga Branch #8608 of SB of RF	63 Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702978722240304183	hard currency/special transit	042908612

JSC
rTelecom
nts with banks
:romatelecom
liary

ıame of the bank	Abbreviated name of the bank (branch)	Domicile of the bank (registered office)	INN of the bank	Type of account (income/budgetary	Current account	Bank Identification Code
1	2	3	4	5	6	7
ıch of Joint- Commercial g Bank of the , Kostroma nch #8640 thern Bank)	Kostroma Branch #8640 of SB	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810629010118711	Income	043469623
ıch of Joint- Commercial g Bank of the , Kostroma nch #8640 thern Bank)	Kostroma Branch #8640 of SB	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810529010118921	Budgetary	043469623
bsidiary of ublic JSC htorgbank in Kostroma	Subsidiary of Vneshtorgbank	49 Sovetskaya Street, Kostroma, 156000, Russia	7702070139	40702810521000002861	Budgetary	043469713
ubsidiary roslavski of t-Import bank PEXBANK ublic JSC)	Subsidiary Yaroslavski of IMPEXBANK	39 Nekrasova Street, Yaroslavl, 150040, Russia	7744001480	40702810700270000291	Budgetary	047888701

bsidiary of ublic JSC htorgbank in Kostroma	Subsidiary of Vneshtorgbank	49 Sovetskaya Street, Kostroma, 156000, Russia	7702070139	40702810421000102861	Income	043469713
nch of Joint- Commercial g Bank of the , Kostroma nch #8640 thern Bank)	Kostroma Branch #8640 of SB	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810729010119021	Budgetary	043469623
nch of Joint- Commercial g Bank of the , Kostroma nch #8640 thern Bank)	Kostroma Branch #8640 of SB	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810629010119011	Income	043469623
nch of Joint- Commercial g Bank of the , Kostroma nch #8640 thern Bank)	Kostroma Branch #8640 of SB	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810929010119041	Budgetary	043469623
nch of Joint- Commercial g Bank of the Kostroma nch #8640 thern Bank)	Kostroma Branch #8640 of SB	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810829010119031	Income	043469623
ch of Joint- Commercial g Bank of the Kostroma nch #8640 hern Bank)	Kostroma Branch #8640 of SB	5 Oktyabrskaya Street, Nerekhta, Kostroma region, 157800, Russia	7707083893	40702810029030100150	Income	043469623

nch of Joint- k Commercial ng Bank of the F, Kostroma anch #8640 rthern Bank)	Kostroma Branch #8640 of SB	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810129010119061	Income	043469623
nch of Joint- k Commercial ng Bank of the F, Kostroma anch #8640 rthern Bank)	Kostroma Branch #8640 of SB	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810329010119081	Income	043469623
sidiary of joint- ck commercial ng bank of RF, ovskoe Branch #2497	Ostrovskoe Branch of SB #2497	22 Sovetskaya Street, Ostrovskoe, Kostroma region, 157960, Russia	7707083893	40702810229180100130	Income	043469623
anch of Joint- ck Commercial ng Bank of the F, Kostroma ranch #8640 orthern Bank)	Kostroma Branch #8640 of SB	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810029010119051	Budgetary	043469623
anch of Joint- ck Commercial ng Bank of the F, Kostroma ranch #8640 orthern Bank)	Kostroma Branch #8640 of SB DO # 8640/015	5 Oktyabrskaya Street, Nerekhta, Kostroma region, 157800, Russia	7707083893	40702810329030100151	Budgetary	043469623
anch of Joint- ck Commercial ng Bank of the F, Kostroma ranch #8640 orthern Bank)	Kostroma Branch #8640 of SB	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810229010119071	Budgetary	043469623

anch of Joint-ck Commercial ing Bank of the F, Kostroma ranch #8640 orthern Bank)	Kostroma Branch #8640 of SB	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810429010119091	Budgetary	043469623
sidiary of joint-ck commercial ng bank of RF, ovskoe Branch #2497	Ostrovskoe Branch of SB #2497	22 Sovetskaya Street, Ostrovskoe, Kostroma region, 157960, Russia	7707083893	40702810529180100131	Budgetary	043469623
sidiary of joint-ck commercial ng bank of RF, Sharyinskoe ranch #4366	Sharyinskoe Branch of SB #4366	6 Pavlika Morozova Street, Sharia, Kostroma region, 157610, Russia	7707083893	40702810129140100393	Budgetary	043469623
sidiary of joint-ck commercial ng bank of RF, Sharyinskoe ranch #4366	Sharyinskoe Branch of SB #4366	6 Pavlika Morozova Street, Sharia, Kostroma region, 157610, Russia	7707083893	40702810829140100389	Income	043469623
anch of Joint-ck Commercial ng Bank of the F, Kostroma anch #8640 orthern Bank)	Kostroma Branch #8640 of SB 8640/022	44 Oktyabrskoy Revolution Street, town of Buy, Kostroma region, 157000, Russia	7707083893	40702810029050100114	Budgetary	043469623
anch of Joint-ck Commercial ng Bank of the F, Kostroma anch #8640 orthern Bank)	Kostroma Branch #8640 of SB # 8640/022	44 Oktyabrskoy Revolution Street, town of Buy, Kostroma region, 157000, Russia	7707083893	40702810729050100113	Income	043469623

ch of Joint- Commercial g Bank of the Kostroma nch #8640 thern Bank)	Kostroma Branch #8640 of SB # 8640/03	10 Lenina Street, Galich, Kostroma region, 157100, Russia	7707083893	40702810929060100178	Income	043469623
diary of joint- commercial g bank of RF khlomskoe inch of SB #2510	Chukhlomskoe Branch of SB #2510	14 Oktyabrya Street, town of Chukhloma, Kostroma region, 157130, Russia	7707083893	40702810529080100079	Income	043469623
diary of joint- commercial g bank of RF ikhlomskoe anch of SB #2510	Chukhlomskoe Branch of SB #2510	14 Oktyabrya Street, town of Chukhloma, Kostroma region, 157130, Russia	7707083893	40702810929080100080	Income	043469623
diary of joint- k commercial g bank of RF nturovskoe anch of SB #4372	Manturovskoe Branch of SB #4372	2 «b» 2-nd Pervomayskaya Street, town of Manturovo, Kostroma region, 157300, Russia	7707083893	40702810929150100224	Budgetary	043469623
diary of joint- k commercial g bank of RF nturovskoe anch of SB #4372	Manturovskoe Branch of SB #4372	2 «b» 2-nd Pervomayskaya Street, town of Manturovo, Kostroma region, 157300, Russia	7707083893	40702810629150100223	Income	043469623
diary of joint- k commercial g bank of RF nturovskoe anch of SB #4372	Manturovskoe Branch of SB #4372	2 «b» 2-nd Pervomayskaya Street, town of Manturovo, Kostroma region, 157300, Russia	7707083893	40702810229150100225	Income	043469623

diary of joint- commercial g bank of RF nturovskoe anch of SB #4372	Manturovskoe Branch of SB #4372	2 «b» 2-nd Pervomayskaya Street, town of Manturovo, Kostroma region, 157300, Russia	7707083893	40702810629150100524	Income	043469623
diary of joint- commercial g bank of RF kariеvskoe anch of SB #2498	Makarievskoe Branch of SB #2498	2 Ploschadnaya Street, Makariev, Kostroma region, 157460, Russia	7707083893	40702810129190000142	Income	043469623
diary of joint- commercial g bank of RF karievskoe anch of SB #2498	Makarievskoe Branch of SB #2498	2 Ploschadnaya Street, Makariev, Kostroma region, 157460, Russia	7707083893	40702810929190000151	Budgetary	043469623
diary of joint- commercial g bank of RF koe Branch 1 (Northern Bank)	Neiskoe Branch #2511 of the Northern Bank of SB of RF	7 Lyubimova Street, Neya, Kostroma region, 157330, Russia	7707083893	40702810129090100126	Budgetary	043469623
diary of joint- commercial g bank of RF koe Branch 1 (Northern Bank)	Neyskoe Branch #2511 of the Northern Bank of SB of RF	7 Lyubimova Street, Neya, Kostroma region, 157330, Russia	7707083893	40702810929090100122	Income	043469623
diary of joint- commercial bank of RF koe Branch 1 (Northern Bank)	Neyskoe Branch #2511 of the Northern Bank of SB of RF	7 Lyubimova Street, Neya, Kostroma region, 157330, Russia	7707083893	40702810229090100123	Income	043469623

ary of joint- ;ommercial bank of RF ariievskoe ıch of SB :2498	Makarievskoe Branch of SB #2498	2 Ploschadnaya Street, Makariev, Kostroma region, 157460, Russia	7707083893	40702810229190000563	Income	043469623
iary of joint- ;ommercial bank of RF oe Branch ı (Northern Bank)	Neyskoe Branch #2511 of the Northern Bank of SB of RF	7 Lyubimova Street, Neya, Kostroma region, 157330, Russia	7707083893	40702810529090100124	Income	043469623
iary of joint- commercial bank of RF arievskoe ıch of SB #2498	Makarievskoe Branch of SB #2498	2 Ploschadnaya Street, Makariev, Kostroma region, 157460, Russia	7707083893	40702810729190000571	Budgetary	043469623
sidiary of blic JSC ıtorgbank in ostroma	Subsidiary of Vneshtorgbank	49 Sovetskaya Street, Kostroma, 156000, Russia	7702070139	40702810221000090005	Special card account	043469713
sidiary of blic JSC ıtorgbank in ostroma	Subsidiary of Vneshtorgbank	49 Sovetskaya Street, Kostroma, 156000, Russia	7702070139	40702810021000090001	Special card account	043469713

JSC Telecom nts with – Kursk liary

ame of the bank	Abbreviated name of the bank (branch)	Domicile of the bank (registered office)	INN of the bank	Current account	Type of account (income/budgetary	Bank Identification Code

1	2	3	4	5	6	7
int-Stock ercial Saving nk of the n Federation c JSC) Kursk nch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810233020103121	Income	043807606
int-Stock ercial Saving nk of the n Federation c JSC) Kursk nch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810133020103140	Budgetary	043807606
er-regional nercial bank velopment of mmunication information ology (Public int-Stock pany) Kursk al subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810400070000515	Income	043807752
r-regional nercial bank velopment of nmunication information logy (Public nt-Stock pany) Kursk al subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810700071000515	Budgetary	043807752
nt-Stock ercial Saving nk of the n Federation JSC) Kursk ch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810233080100106	Income	043807606

Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810533080100107	Budgetary	043807606
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810900070000552	Income	043807752
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810200071000552	Budgetary	043807752
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810133050100090	Income	043807606
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810800070000555	Income	043807752

Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810933180100128	Income	043807606
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810600070000551	Income	043807752
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810933020103159	Income	043807606
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810333020103160	Budgetary	043807606
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810200070000524	Income	043807752

Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810500071000524	Budgetary	043807752
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810133310100141	Income	043807606
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810433310100142	Budgetary	043807606
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810733300100085	Income	043807606
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810933160100070	Income	043807606
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810033290000063	Income	043807606

Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810333290000064	Budgetary	043807606
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810933280100086	Income	043807606
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810433150100056	Income	043807606
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810133100100157	Income	043807606
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810433100100158	Budgetary	043807606
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810400070000528	Income	043807752

Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810700071000528	Budgetary	043807752
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810533040000137	Income	043807606
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810100070000530	Income	043807752
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810233040000136	Income	043807606
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810700070000529	Income	043807752

Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810733100100159	Income	043807606
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810400070000531	Income	043807752
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810433030100150	Income	043807606
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810733030100151	Budgetary	043807606
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810600070000519	Income	043807752

Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810900071000519	Budgetary	043807752
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810033030100152	Income	043807606
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810300070000521	Income	043807752
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810833230000074	Income	043807606
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810300070000520	Income	043807752

Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810233270000090	Income	043807606
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810533270000091	Budgetary	043807606
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810800070000542	Income	043807752
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810100071000542	Budgetary	043807752
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810333070100155	Income	043807606

Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810400070000544	Income	043807752
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810333200100116	Income	043807606
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810100070000543	Income	043807752
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810633060100564	Income	043807606
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810933060100565	Budgetary	043807606

Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810000070000533	Income	043807752
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810300071000533	Budgetary	043807752
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810833240100210	Income	043807606
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810500070000538	Income	043807752
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810333120100160	Income	043807606

Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810300070000534	Income	043807752
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810633120100158	Income	043807606
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810300070000550	Income	043807752
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810133220100312	Income	043807606
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810433220100313	Budgetary	043807606

Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810700070000516	Income	043807752
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810000071000516	Budgetary	043807752
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810533240000209	Income	043807606
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810500070000525	Income	043807752
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810433320000070	Income	043807606

Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810800070000526	Income	043807752
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kursk Branch #8596	Kursk Branch #8596 of SB	19 Vavilova, Moscow, 117997, Russia	7707083893	40702810733220100314	Income	043807606
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810100070000527	Income	043807752
Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company) Kursk regional subsidiary	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702978600071000515	special transit hard currency	043807752
Inter-regional commercial bank for development of telecommunications and information technology (Public	MCB Svyazbank, Kursk Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702840600073000515	special transit hard currency	043807752

Joint-Stock Company) Kursk regional subsidiary						

List of JSC CenterTelecom accounts with banks – Lipetskelektrosvyaz subsidiary

Full name of the bank	Abbreviated name of the bank (branch)	Domicile of the bank (registered office)	INN of the bank	Current account	Type of account (income/budgetary	Bank Identification Code
1	2	3	4	5	6	7
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Lipetsk Branch #8593 of SB	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810435000102700	Budgetary	044206604
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Lipetsk Branch .#8593 of SB	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810135000102699	Income	044206604
Bank for Foreign Trade (Public JSC Vneshtorgbank)	Subsidiary of the bank for Foreign Trade in Voronezh	16 Kuznetski Mosr Street, Moscow, 103031, Russia	7702070139	40702810025000000704	current account	042007835
Joint-Stock Commercial Bank MENATEP Saint-Petersburg (Public JSC)	Lipetsk subsidiary of MENATEP Saint-Petersburg	1 Nevski Prospect, Saint-Petersburg, 191186, Russia	7831001567	40702810100310000593	current account	044225703
Public Joint-Stock Company Lipetski Oblastnoy Bank	Lipetski Oblastnoy Bank	1 Plekhanova Street, Lipetsk, 398050, Russia	4825004973	40702810800010000512	Income	044206708

Public Joint-Stock Company Lipetski Oblastnoy Bank	Lipetski Oblastnoy Bank	1 Plekhanova Street, Lipetsk, 398050, Russia	4825004973	40702810200010000510	Budgetary	044206708
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	additional office # 3907/045 Terbunski Branch #3907 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810035140100295	Budgetary	044206604
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Gryazinskoe Branch of#3813 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810735040000258	Budgetary	044206604
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	additional office # 3815/026 Dankovskoe Branch #3815 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810635050000238	Budgetary	044206604
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Additional office #3813/054 of Gryazinskoe Branch #3813 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810135070000381	Budgetary	044206604
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Additional office #3850/050 of Lebedyanskoe Branch # 3850 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810735080000250	Budgetary	044206604
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Additional office #3827/051 of Zadonskoe Branch #3827 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810235060140193	Budgetary	044206604
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Eletskoe Branch #927 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810035100000788	Budgetary	044206604
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Zadonskoe branch #3827 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810535060100325	Budgetary	044206604

Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Additional office # 927/083 of Eletskoe branch #927 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810635120000786	Budgetary	044206604
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Additional office # #38050/038 of Lebedyanskoe Branch #3850 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810835130000068	Budgetary	044206604
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Lebedyanskoe branch #3850 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810835150000187	Budgetary	044206604
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Additional office #3815/044 Dankovskoe Branch #3815 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810835050008111	Budgetary	044206604
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Additional office #927/063 Eletskoe Branch #927 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810735100000787	Budgetary	044206604
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Terbunskoe Branch #3907 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810735030100294	Budgetary	044206604
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Umanskoe Branch #386 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810835180100455	Budgetary	044206604
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Additional office #3827/036 Zadonskoe Branch #3827 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810235060150141	Budgetary	044206604
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Additional office #3815 /055 of Dankovskoe Branch #3815 of	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810935050009175	Budgetary	044206604

	SB of RF					
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Lipetsk Branch #8593 of SB	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810635000102717	Budgetary	044206604
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Lipetsk Branch #8593 of SB	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810435000102713	Budgetary	044206604
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Lipetsk Branch #8593 of SB	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810535000102710	Income	044206604
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Lipetsk Branch #8593 of SB	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810835000102711	current account	044206604
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Lipetsk Branch #8593 of SB	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810135000102712	Budgetary	044206604
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Lipetsk Branch #8593 of SB	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840935000100117	hard currency, current (USD)	044206605
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Lipetsk Branch #8593 of SB	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840735000300117	hard currency/special transit (USD)	044206606
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Lipetsk Branch #8593 of SB	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840835000200117	hard currency transit (USD)	044206607
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Lipetsk Branch #8593 of SB	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702978935000100021	hard currency, current (Euro)	044206608
Joint-Stock Commercial	Lipetsk Branch	19 Vavilova Street,	7707083893	40702978835000200021	hard currency	044206609

Saving Bank of the Russian Federation (Public Joint-Stock Company)	#8593 of SB	Moscow, 117997, Russia			transit (Euro)o	
Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	Lipetsk Branch #8593 of SB	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702978735000300021	hard currency, special transit	044206610
Joint-Stock Commercial Bank MENATEP Saint-Petersburg (Public JSC)	Lipetsk Subsidiary of Menatep SPb bank	1 Nevski Prospect, Saint-Petersburg, 191186, Russia	7831001567	40702978000310000593	hard currency, current account (Euro)	044225703
Joint-Stock Commercial Bank MENATEP Saint-Petersburg (Public JSC)	Lipetsk Subsidiary of Menatep SPb bank	1 Nevski Prospect, Saint-Petersburg, 191186, Russia	7831001567	40702978300311000593	hard currency transit (Euro)	044225704
Joint-Stock Commercial Bank MENATEP Saint-Petersburg (Public JSC)	Lipetsk Subsidiary of Menatep SPb bank	1 Nevski Prospect, Saint-Petersburg, 191186, Russia	7831001567	40702978600312000593	hard currency special transit (Euro)	044225705
Joint-Stock Commercial Bank MENATEP Saint-Petersburg (Public JSC)	Lipetsk Subsidiary of Menatep SPb bank	1 Nevski Prospect, Saint-Petersburg, 191186, Russia	7831001567	40702840400310000593	hard currency current account (USD)	044225706
Joint-Stock Commercial Bank MENATEP Saint-Petersburg (Public JSC)	Lipetsk Subsidiary of Menatep SPb bank	1 Nevski Prospect, Saint-Petersburg, 191186, Russia	7831001567	40702840700311000593	hard currency transit (USD)	044225707
Joint-Stock Commercial Bank MENATEP Saint-Petersburg (Public JSC)	Lipetsk Subsidiary of Menatep SPb bank	1 Nevski Prospect, Saint-Petersburg, 191186, Russia	7831001567	40702840000312000593	hard currency special transit (USD)	044225708
Bank for Foreign Trade (Public JSC Vneshtorgbank)	Subsidiary of the Bank for Foreign Trade	16 Kuznetski Most Street, Moscow, 103031, Russia	7702070139	40702978925000000704	hard currency current account (Euro)	042007835

List of JSC CenterTelecom accounts with banks – Moscow subsidiary

Full name of the bank	Abbreviated name of the bank (subsidiary)	Domicile of the bank (registered office)	INN of the bank	Current account	Type of account	Bank Identification Code
1	2	3	4	5	6	7

Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Balashikhinski subsidiary of Private JSC CB Guta-Bank	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810600210000193	Budgetary/ Income	044525716
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Balashikhinski subsidiary of Private JSC CB Guta-Bank	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810700210010193	Budgetary	044525716
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	JS SB RF (Saving Bank of Russia) Balashikhinskoe Branch 8038 of the Middle Russia bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810340040100794	current account	044552323
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Private JSC CB Guta-Bank, Noginski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810100340010098	Budgetary	044653840
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Private JSC CB Guta-Bank, Noginski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810000340000098	Income	044653840
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	JS SB RF Middle Russia Bank of SB of RF, Noginskoe Branch #2557	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810740280100358	current account	044552323
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Private JSC CB Guta-Bank, Pavlovo-Posadski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810700240000127	Income	044653742
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Private JSC CB Guta-Bank, Pavlovo-Posadski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810800240010127	Budgetary	044653742
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Subsidiary of JS Sb of RF, Orekhovo-Zuevskoe Branch	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810840310124117	current account	044552323

Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	JS SB RF Middle Russia Bank of SB of RF, Noginskoe Branch #2557/066	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810840280127118	current account	044552323
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Private JSC CB Guta-Bank, Noginski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810200340010105	Budgetary	044653840
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Private JSC CB Guta-Bank, Noginski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810100340000105	Income	044653840
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810700000612306	Budgetary	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810000000612307	Income	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810300000612308	Budgetary	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810600000612309	Income	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810000000612310	Budgetary	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810300000612311	Income	044583119
Commercial Bank Ogni Moskvy (Moscow Lights),	Subsidiary of Commercial Bank	27 Novaya Basmannaya	7701028536	40702810880070000136	Income	044660713

Limited Liability Company	Ogni Moskvy, Ogni Podmoskovia	Street, Moscow, 107066, Russia				
Commercial Bank Ogni Moskvy (Moscow Lights), Limited Liability Company	Subsidiary of Commercial Bank Ogni Moskvy, Ogni Podmoskovia	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40702810580070000135	Budgetary	044660713
Commercial Bank Ogni Moskvy (Moscow Lights), Limited Liability Company	Subsidiary of Commercial Bank Ogni Moskvy, Ogni Podmoskovia	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40702810280070000134	Income	044660713
Commercial Bank Ogni Moskvy (Moscow Lights), Limited Liability Company	Subsidiary of Commercial Bank Ogni Moskvy, Ogni Podmoskovia	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40702810980070000133	Budgetary	044660713
Commercial Bank Ogni Moskvy (Moscow Lights), Limited Liability Company	Subsidiary of Commercial Bank Ogni Moskvy, Ogni Podmoskovia	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40702810680070000132	Income	044660713
Commercial Bank Ogni Moskvy (Moscow Lights), Limited Liability Company	Subsidiary of Commercial Bank Ogni Moskvy, Ogni Podmoskovia	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40702810380070000131	Budgetary	044660713
Commercial Bank Ogni Moskvy (Moscow Lights), Limited Liability Company	Subsidiary of Commercial Bank Ogni Moskvy, Ogni Podmoskovia	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40702810080070000130	Income	044660713
Commercial Bank Ogni Moskvy (Moscow Lights), Limited Liability Company	Subsidiary of Commercial Bank Ogni Moskvy, Ogni Podmoskovia	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40702810180070000137	Budgetary	044660713
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Middle Russia Bank of Saving Bank of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810340200101465	current account	044552323
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Kolomenskoe branch #1555	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810040200101464	current account	044552323

Joint-Stock Commercial Bank LINK-bank (Public Joint-Stock Company)	JS Commercial Bank LINK-bank (Public JSC)	7 Dmitrovskoe Shosse, korpus 2, Moscow, 127434, Russia	7713097982	40702810100000000248	Income	044585128
Joint-Stock Commercial Bank LINK-bank (Public Joint-Stock Company)	JS Commercial Bank LINK-bank (Public JSC)	7 Dmitrovskoe Shosse, korpus 2, Moscow, 127434, Russia	7713097982	40702810400001000248	Budgetary	044585128
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Middle Russia Bank of Saving Bank of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810940210101826	current account	044552323
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Middle Russia Bank of Saving Bank of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810640210101825	current account	044552323
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Middle Russia Bank of Saving Bank of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810940060114018	current account	044552323
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Middle Russia Bank of Saving Bank of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810540060120156	current account	044552323
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Middle Russia Bank of Saving Bank of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810040160101148	current account	044552323
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Middle Russia Bank of Saving Bank of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810740060100170	current account	044552323
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Private JS CB Guta-Bank, Zhukovski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810600100001580	Income	044660773
Private Joint-Stock Company Commercial	Private JS CB Guta-Bank,	5 Orlikov Pereulok, building 3, Moscow,	7710353606	40702810600100011580	Budgetary	044660773

Bank for Entrepreneurship Development GUTA-BANK	Zhukovski subsidiary	107078, Russia				
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Private JS CB Guta-Bank, Zhukovski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810200100001579	Income	044660773
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Private JS CB Guta-Bank, Zhukovski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810300100011579	Budgetary	044660773
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Private JS CB Guta-Bank, Zhukovski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810900100001578	Income	044660773
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Private JS CB Guta-Bank, Zhukovski subsidiary	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810000100011578	Budgetary	044660773
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	JS Commercial Saving Bank of the Russian Federation	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810540240100132	current account	044552323
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	JS Middle Russia Saving Bank of RF Mytischenskoe branch # 7810/050 SberBank of RF (Public Joint-Stock Company)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810940260123003	current account	044552323
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	subsidiary Dedovski of CB Guta-Bank	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810900300000500	Income	044651793
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	subsidiary Dedovski of CB Guta-Bank	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810000300010500	Budgetary	044651793
Joint-Stock Commercial	JS Commercial	19 Vavilova Street,	7707083893	40702810340260100985	current	044552323

Saving Bank of the Russian Federation (Public JSC)	bank Middle Russia bank of SB, Mytischenskoe branch #7810 of SB of RF	Moscow, 117997, Russia			account	
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Subsidiary Korolevski of CB Guta-Bank	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810500320000693	Budgetary	044661826
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Subsidiary Korolevski of CB Guta-Bank	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810600320010693	Budgetary	044661826
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	JS Commercial bank Middle Russia Saving Bank, Korolevskoe branch #2570 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7710353606	40702810440170100205	current account	044552323
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Subsidiary Korolevski of CB Guta-Bank	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810300320000039	Income	044661826
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Subsidiary Korolevski of CB Guta-Bank	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810400320010039	Budgetary	044661826
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810500000612302	Income	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810400000612305	Budgetary	044583119
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Branch of SB 2572	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810040270100042	current account	044552323

Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810100000612320	Income	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810400000612321	Budgetary	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810700000612319	Budgetary	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810400000612318	Income	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810300000612324	Income	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810000000612323	Budgetary	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810600000612325	Budgetary	044583119
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Middle Russia bank of SB of RF, Moscow	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810640250100035	current account	044552323
Public Joint-Stock Company Bank Vozrozhdenie (Revival)	Mozhaiski subsidiary of Bank Vozrozhdenie (Revival)	7/4 Luchnikov pereulok, building 1, GSP-9, Moscow, 101999, Russia	5000001042	40702810203008704161	special account	044525181
Joint-Stock Commercial Bank LINK-bank (Public	JS Commercial Bank LINK-bank	7 Dmitrovskoe Shosse, korpus 2,	7713097982	40702810700000000295	current account	044585128

Joint-Stock Company)	(Public JSC)	Moscow, 127434, Russia				
Joint-Stock Commercial Bank LINK-bank (Public Joint-Stock Company)	JS Commercial Bank LINK-bank (Public JSC)	7 Dmitrovskoe Shosse, korpus 2, Moscow, 127434, Russia	7713097982	40702810900001000243	Budgetary	044585128
Joint-Stock Commercial Bank LINK-bank (Public Joint-Stock Company)	JS Commercial Bank LINK-bank (Public JSC)	7 Dmitrovskoe Shosse, korpus 2, Moscow, 127434, Russia	7713097982	40702810600000000243	Income	044585128
Joint-Stock Commercial Bank LINK-bank (Public Joint-Stock Company)	JS Commercial Bank LINK-bank (Public JSC)	7 Dmitrovskoe Shosse, korpus 2, Moscow, 127434, Russia	7713097982	40702810200000000245	Income	044585128
Joint-Stock Commercial Bank LINK-bank (Public Joint-Stock Company)	JS Commercial Bank LINK-bank (Public JSC)	7 Dmitrovskoe Shosse, korpus 2, Moscow, 127434, Russia	7713097982	40702810500000000246	Income	044585128
Joint-Stock Commercial Bank LINK-bank (Public Joint-Stock Company)	JS Commercial Bank LINK-bank (Public JSC)	7 Dmitrovskoe Shosse, korpus 2, Moscow, 127434, Russia	7713097982	40702810800000000247	Income	044585128
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Middle Russia bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810440310100337	current account	044552323
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Middle Russia bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840340310300016	transit account in USD	044552323
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Middle Russia bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840540310100016	current account	044552323
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810100000612304	Income	044583119

Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810800000612316	Budgetary	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810600000612312	Income	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810900000612313	Budgetary	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810200000612314	Income	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810500000612315	Budgetary	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810800000612317	current account	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank Private JSC	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702840100001612302	currency account (USD)	044583119
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Chekhovski branch Private JS CB GUTA-BANK	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810100290000071	Income	044695712
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Stupinskoe branch #6626 of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810740420100037	current account	044552323
Joint-Stock Commercial Saving Bank of the	Lukhovitskoe branch #2573 town	19 Vavilova Street, Moscow, 117997,	7707083893	40702810240330192376	current account	044552323

Russian Federation (Public JSC)	of Podolsk	Russia				
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Lukhovitskoe branch #2588/038 of SB of RF (Serebryanye Prudy)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810040230100338	current account	044552323
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Protvinski subsidiary of Private JSC CB Guta-Bank	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810700260000951	Income	044695709
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Protvinski subsidiary of Private JSC CB Guta-Bank	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810700261000950	Income	044695709
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Protvinski subsidiary of Private JSC CB Guta-Bank	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810400260000950	Income	044695709
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Protvinski subsidiary of Private JSC CB Guta-Bank	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810500260010950	Budgetary	044695709
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Protvinski subsidiary of Private JSC CB Guta-Bank	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810000260000952	Income	044695709
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Serpukhovskoe Branch # 1554 of Middle Russia a bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810540400100040	current account	044552323
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Middle Russia bank of SB of RF Branch 7825	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810940440105249	Income	044552323
Joint-Stock Commercial Saving Bank of the Russian Federation (Public	Middle Russia bank of SB of RF Btanch 7825	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40206810740440310002	Budgetary	044552323

JSC)						
Commercial Bank Ogni Moskvy (Moscow Lights), Limited Liability Company	Subsidiary Ogni Podmoskovia of Ogni Moskvy bank	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40702810480140000110	Income	044660713
Commercial Bank Ogni Moskvy (Moscow Lights), Limited Liability Company	Subsidiary of Commercial Bank Ogni Moskvy, Ogni Podmoskovia	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40702810080140000141	Income	044660713
Commercial Bank Ogni Moskvy (Moscow Lights), Limited Liability Company	Subsidiary of Commercial Bank Ogni Moskvy, Ogni Podmoskovia	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40702810380140000142	Budgetary	044660713
Commercial Bank Ogni Moskvy (Moscow Lights), Limited Liability Company	Subsidiary of Commercial Bank Ogni Moskvy, Ogni Podmoskovia	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40702810680140000143	Budgetary	044660713
Commercial Bank Ogni Moskvy (Moscow Lights), Limited Liability Company	Subsidiary of Commercial Bank Ogni Moskvy, Ogni Podmoskovia	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40702810980140000144	Budgetary	044660713
Commercial Bank Ogni Moskvy (Moscow Lights), Limited Liability Company	Subsidiary of Commercial Bank Ogni Moskvy, Ogni Podmoskovia	27 Novaya Basmannaya Street, Moscow, 107066, Russia	7701028536	40702810480300000107	Income	044660713
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810600120612328	Income	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810300120612330	Income	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810600120612331	Budgetary	044583119
Joint-Stock Commercial	ACB	10 Smirnovskaya	7744000912	40702810900120612329	Budgetary	044583119

Bank Promsvyazbank (Private Joint-Stock Company)	Promsvyazbank (ZAO)	Street, building 22, Moscow,109052, Russia				
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810300120612327	Budgetary	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702810900120612332	Income	044583119
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Middle Russia bank of SB of RF branch 6726	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810440190101640	current account	044552323
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Subsidiary Sergievo-Posadski of Private JSC CB Guta-Bank	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810100330010235	Income	044689813
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	SB of RF, Sergievo-Posadskoe branch 2578	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810640380100510	current account	044552323
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Subsidiary Sergievo-Posadski of Private JSC CB Guta-Bank	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810000330000235	Income	044689813
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Subsidiary Pushkinski of Private JSC CB Guta-Bank	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810800370010037	Budgetary	044661645
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Subsidiary Pushkinski of Private JSC CB Guta-Bank	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810700370000037	Income	044661645
Joint-Stock Commercial Saving Bank of the Russian Federation (Public	SB of RF, Korolevskoe Branch 2570	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810240170110806	current account	044552323

JSC)						
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Subsidiary Schelkovski of Private JSC CB Guta-Bank	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810500230010218	Budgetary	044661716
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	Subsidiary Schelkovski of Private JSC CB Guta-Bank	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810400230000218	Income	044661716
Public Joint-Stock Company Bank Vozrozhdenie (Revival)	Subsidiary Schelkovski of Vozrozhdenie bank	7/4 Luchnikov pereulok, building 1, GSP-9, Moscow, 101999, Russia	5000001042	40702810606000140319	Income	044525181
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Middle Russia bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810840480100414	current account	044552323
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	GUTA-MGTS, a subsidiary of CB GUTA-BANK ZAO	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702810900010007624	current account	044583153
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	GUTA-MGTS, a subsidiary of CB GUTA-BANK ZAO	5 Orlikov Pereulok, building 4, Moscow, 107078, Russia	7710353607	40702810800010007847	current account	044583153
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	GUTA-MGTS, a subsidiary of CB GUTA-BANK ZAO	5 Orlikov Pereulok, building 4, Moscow, 107078, Russia	7710353608	40702810900010017847	current account	044583153
hard currency accounts						
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702840100002612301	transit, hard currency	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702840800001612301	transit, hard currency	044583119

Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,109052, Russia	7744000912	40702840500000612301	current account in hard currency	044583119
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	GUTA-MGTS subsidiary of CB GUTA-BANK	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702840200012007541	transit, hard currency	044583153
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	GUTA-MGTS subsidiary of CB GUTA-BANK	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702840900011007541	transit, hard currency	044583153
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	GUTA-MGTS subsidiary of CB GUTA-BANK	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702840600010007541	current account in hard currency	044583153
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	GUTA-MGTS subsidiary of CB GUTA-BANK	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702978800012007541	transit, hard currency	044583153
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	GUTA-MGTS subsidiary of CB GUTA-BANK	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702978500011007541	transit, hard currency	044583153
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK	GUTA-MGTS subsidiary of CB GUTA-BANK	5 Orlikov Pereulok, building 3, Moscow, 107078, Russia	7710353606	40702978200010007541	current account in hard currency	044583153
Bank for Foreign Trade (Public Joint-Stock Company)	Bank for Foreign Trade (Public JSC)	16 Kuznetski Most Street, Moscow, 103031, Russia	7702070139	40702840800091020287	transit, hard currency	044525187
Bank for Foreign Trade (Public Joint-Stock Company)	Bank for Foreign Trade (Public JSC)	16 Kuznetski Most Street, Moscow, 103031, Russia	7702070139	40702840100092020287	transit, hard currency	044525187
Bank for Foreign Trade (Public Joint-Stock Company)	Bank for Foreign Trade (Public JSC)	16 Kuznetski Most Street, Moscow, 103031, Russia	7702070139	40702840500090020287	current account in hard currency	044525187
Joint-Stock Commercial	Kransopresnensko	19 Vavilova Street,	7707083893	40702840038200300840	transit, hard	044525225

Saving Bank of the Russian Federation (Public JSC)	e branch 1569/1696	Moscow, 117997, Russia			currency	
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Kransopresnenskoe branch 1569/1696	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840138200200840	transit, hard currency	044525225
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Kransopresnenskoe branch 1569/1696	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840238200100840	current account in hard currency	044525225
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Kransopresnenskoe branch 1569/1696	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702978438170300840	transit, hard currency	044525225
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Kransopresnenskoe branch 1569/1696	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702978538170200840	transit, hard currency	044525225
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Kransopresnenskoe branch 1569/1696	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702978638170100840	current account in hard currency	044525225

List of JSC CenterTelecom accounts with banks – Orel subsidiary

Full name of the bank	Abbreviated name of the bank (branch)	Domicile of the bank (registered office)	INN of the bank	Current account	Type of account (income/budgetary	Bank Identification Code
1	2	3	4	5	6	7
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810247210100093	Income	BIC 02601

Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810747210130055	Income	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810947210100092	Budgetary	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810947220100095	Income	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810947220100096	Budgetary	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810147130100082	Income	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810147130100083	Budgetary	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810447000170046	Income	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810747000170047	Budgetary	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810247000171027	Income	BIC 045402601
Joint-Stock Commercial Saving Bank of the	Joint-Stock Commercial Saving	19 Vavilova Street, Moscow, 117997,	7707083893	40702810447140008078	Budgetary	BIC 045402601

Russian Federation Public Joint-Stock Company	Bank of RF (OAO)	Russia				
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810747140008079	Income	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810647140000504	Income	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810347140000503	Budgetary	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810647170120072	Income	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810947170120073	Budgetary	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810247170130064	Income	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810747220115060	Income	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810147170110074	Budgetary	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810847170110073	Income	BIC 045402601

Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810647170100319	Income	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810047170100320	Budgetary	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810547210120061	Income	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810247210110067	Income	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810947210110066	Budgetary	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810047000110794	Income	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810347000110795	Budgetary	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810647000110864	Income	BIC 045402601
Joint-Stock Commercial Saving Bank of the Russian Federation Public Joint-Stock Company	Joint-Stock Commercial Saving Bank of RF (OAO)	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810947000110865	Budgetary	BIC 045402601
Public Joint-Stock Company Import-Export	Public JSC Import-Export Bank	20/10 Novopeschanaya	7744001480	40702810600070000896	Income	BIC 045402758

Bank Impexbank	Impexbank	Street, building 1A, Moscow, Russia				
Public Joint-Stock Company Import-Export Bank Impexbank	Public JSC Import-Export Bank Impexbank	20/10 Novopeschanaya Street, building 1A, Moscow, Russia	7744001480	40702810900070000897	Budgetary	BIC 045402758
Public Joint-Stock Company Import-Export Bank Impexbank	Public JSC Import-Export Bank Impexbank	20/10 Novopeschanaya Street, building 1A, Moscow, Russia	7744001480	40702810400070000698	current account	BIC 045402758
Joint-Stock Commercial Bank Crosna-bank Public Joint-Stock Company	ACB Crosna-bank (Public JSC)	27 Presnenski Val, Moscow, Russia	7703002999	40702810800000000520	current account	BIC 044579773
hard currency accounts						
Joint-Stock Commercial Bank Crosna-bank Public Joint-Stock Company	ACB Crosna-bank (Public JSC)	27 Presnenski Val, Moscow, Russia	7703002999	40702840100000000520	current account	BIC 044579773
Joint-Stock Commercial Bank Crosna-bank Public Joint-Stock Company	ACB Crosna-bank (Public JSC)	27 Presnenski Val, Moscow, Russia	7703002999	40702840700002000520	special transit	BIC 044579773
Joint-Stock Commercial Bank Crosna-bank Public Joint-Stock Company	ACB Crosna-bank (Public JSC)	27 Presnenski Val, Moscow, Russia	7703002999	40702840400001000520	transit	BIC 044579773

List of JSC CenterTelecom accounts with banks – Ryazan subsidiary

Full name of the bank	Abbreviated name of the bank (branch)	Domicile of the bank (registered office)	INN of the bank	Current account	Type of account (income/budgetary	Bank Identification Code
1	2	3	4	5	6	7
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Ryazan' branch # 8606	Ryazan' Branch 8606	19 Vavilova Street, Moscow, Russia	7707083893	40702810353000161505	Income	046126614

Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Ryazan' branch # 8606	Ryazan' Branch 8606	19 Vavilova Street, Moscow, Russia	7707083893	40702810653000161506	Budgetary	046126614
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kasimovskoe branch # 2612	Kasimovskoe Branch 2612	19 Vavilova Street, Moscow, Russia	7707083893	40702810553050100264	Income	046126614
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Kasimovskoe branch # 2612	Kasimovskoe branch 2613 of SB	19 Vavilova Street, Moscow, Russia	7707083893	40702810853050100265	Budgetary	046126614
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Ryazhskoe branch # 2619	Ryazhskoe branch 2619	19 Vavilova Street, Moscow, Russia	7707083893	40702810753130100528	Income	046126614
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Ryazhskoe branch # 2619	Ryazhskoe branch 2619	19 Vavilova Street, Moscow, Russia	7707083893	40702810053130100529	Budgetary	046126614
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Ryazan' branch # 8606	Ryazan' Branch 8606	19 Vavilova Street, Moscow, Russia	7707083893	40702810353000101507	Income	046126614
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Ryazan' branch # 8606	Ryazan' Branch 8606	19 Vavilova Street, Moscow, Russia	7707083893	40702810653000101508	Budgetary	046126614
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Sasovskoe branch #	Sasovskoe branch 2621	19 Vavilova Street, Moscow, Russia	7707083893	40702810553150100630	Income	046126614

2621						
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Sasovskoe branch # 2621	Sasovskoe branch 2621	19 Vavilova Street, Moscow, Russia	7707083893	40702810853150100631	Budgetary	046126614
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Skopinskoe branch # 2650	Skopinskoe branch 2650	19 Vavilova Street, Moscow, Russia	7707083893	40702810353250100361	Income	046126614
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Skopinskoe branch # 2650	Skopinskoe branch 2650	19 Vavilova Street, Moscow, Russia	7707083893	40702810653250100362	Budgetary	046126614
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Shilovskoe branch # 2629	Shilovskoe branch 2629	19 Vavilova Street, Moscow, Russia	7707083893	40702810653220100392	Income	046126614
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Shilovskoe branch # 2629	Shilovskoe branch 2629	19 Vavilova Street, Moscow, Russia	7707083893	40702810953220100393	Budgetary	046126614
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Ryazan' branch # 8606	Ryazan' Branch 8606	19 Vavilova Street, Moscow, Russia	7707083893	40702840153000100228	hard currency	046126614
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Ryazan' branch # 8606	Ryazan' Branch 8606	19 Vavilova Street, Moscow, Russia	7707083893	40702840053000200228	transit, hard currency	046126614
Joint-Stock Commercial Saving Bank of the Russian Federation (Public	Ryazan' Branch 8606	19 Vavilova Street, Moscow, Russia	7707083893	40702840953000300228	special transit, hard currency	046126614

JSC) Ryazan' branch # 8606						
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Ryazan' branch # 8606	Ryazan' Branch 8606	19 Vavilova Street, Moscow, Russia	7707083893	40702978753000100228	hard currency	046126614
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Ryazan' branch # 8606	Ryazan' Branch 8606	19 Vavilova Street, Moscow, Russia	7707083893	40702978653000200228	transit, hard currency	046126614
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC) Ryazan' branch # 8606	Ryazan' Branch 8606	19 Vavilova Street, Moscow, Russia	7707083893	40702978553000300228	special transit, hard currency	046126614
Prio-Vneshtorgbank (Public Joint-Stock Company)	Prio-Vneshtorgbank	82/26 Esenina Street, Ryazan, Russia	6227001779	40702978300000000786	hard currency	046126708
Prio-Vneshtorgbank (Public Joint-Stock Company)	Prio-Vneshtorgbank	82/26 Esenina Street, Ryazan, Russia	6227001779	40702978900002000786	transit, hard currency	046126708
Prio-Vneshtorgbank (Public Joint-Stock Company)	Prio-Vneshtorgbank	82/26 Esenina Street, Ryazan, Russia	6227001779	40702978800002100786	special transit, hard currency	046126708

List of JSC CenterTelecom accounts with banks – SmolenskTelecom subsidiary

Full name of the bank	Abbreviated name of the bank (branch)	Domicile of the bank (registered office)	INN of the bank	Current account	Type of account (income/budgetar y	Bank Identification Code

1	2	3	4	5	6	7
Inter-regional commercial bank for development and information technology (Public Joint-Stock Company)	Smolensk subsidiary of Public JSC ACB Svyaz-bank	Legal address: 7 Tverskaya Street, Moscow, 125375, Russia; mailing address of the subsidiary: 5 Panfilova Street, Smolensk, 214018, Russia	7710301140	#40702810100291000196	Income	046614737
Inter-regional commercial bank for development and information technology (Public Joint-Stock Company)	Smolensk subsidiary of Public JSC ACB Svyaz-bank	Legal address: 7 Tverskaya Street, Moscow, 125375, Russia; mailing address of the subsidiary: 5 Panfilova Street, Smolensk, 214018, Russia	7710301140	#40702810800290000196	Budgetary	046614737
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Smolensk branch #8609 of SB	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810159020101963	Income	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Smolensk branch #8609 of SB	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810859020101962	Budgetary	046614632
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK"	Smolenski subsidiary of Private JSC CB GUTA-BANK	Legal address: 5 Dolgorukovskaya Street, Moscow, 103006, Russia; mailing address of the subsidiary: 5 Isakovskogo Street, Smolensk, 214014, Russia	7710353606	#40702810900440000013	Budgetary	046614775

Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK"	Smolenski subsidiary of Private JSC CB GUTA-BANK	Legal address: 5 Dolgorukovskaya Street, Moscow, 103006, Russia; mailing address of the subsidiary: 5 Isakovskogo Street, Smolensk, 214014, Russia	7710353606	#40702810000440010013	Income	046614775
Inter-regional commercial bank for development and information technology (Public Joint-Stock Company)	Smolensk subsidiary of Public JSC ACB Svyaz-bank	Legal address: 7 Tverskaya Street, Moscow, 125375, Russia; mailing address of the subsidiary: 5 Panfilova Street, Smolensk, 214018, Russia	7710301140	#40702810400291000197	Income	046614737
Inter-regional commercial bank for development and information technology (Public Joint-Stock Company)	Smolensk subsidiary of Public JSC ACB Svyaz-bank	Legal address: 7 Tverskaya Street, Moscow, 125375, Russia; mailing address of the subsidiary: 5 Panfilova Street, Smolensk, 214018, Russia	7710301140	#40702810100290000197	Budgetary	046614737
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK"	Smolenski subsidiary of Private JSC CB GUTA-BANK	Legal address: 5 Dolgorukovskaya Street, Moscow, 103006, Russia; mailing address of the subsidiary: 5 Isakovskogo Street, Smolensk, 214014, Russia	7710353606	#40702810900440000039	Budgetary	046614775
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK"	Smolenski subsidiary of Private JSC CB GUTA-BANK	Legal address: 5 Dolgorukovskaya Street, Moscow, 103006, Russia; mailing address of the subsidiary: 5 Isakovskogo Street, Smolensk, 214014, Russia	7710353606	#40702810000440010039	Income	046614775

Inter-regional commercial bank for development and information technology (Public Joint-Stock Company)	Smolensk subsidiary of Public JSC ACB Svyaz-bank	Legal address: 7 Tverskaya Street, Moscow, 125375, Russia; mailing address of the subsidiary: 5 Panfilova Street, Smolensk, 214018, Russia	7710301140	#40702810700291000198	Income	046614737
Inter-regional commercial bank for development and information technology (Public Joint-Stock Company)	Smolensk subsidiary of Public JSC ACB Svyaz-bank	Legal address: 7 Tverskaya Street, Moscow, 125375, Russia; mailing address of the subsidiary: 5 Panfilova Street, Smolensk, 214018, Russia	7710301140	#40702810400290000198	Budgetary	046614737
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Smolensk branch #8609 of SB	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810059190101964	Income	046614632
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK"	Smolenski subsidiary of Private JSC CB GUTA-BANK	Legal address: 5 Dolgorukovskaya Street, Moscow, 103006, Russia; mailing address of the subsidiary: 5 Isakovskogo Street, Smolensk, 214014, Russia	7710353606	#40702810600440000041	Budgetary	046614775
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK"	Smolenski subsidiary of Private JSC CB GUTA-BANK	Legal address: 5 Dolgorukovskaya Street, Moscow, 103006, Russia; mailing address of the subsidiary: 5 Isakovskogo Street, Smolensk, 214014, Russia	7710353606	#40702810700440010041	Income	046614775

Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Vyazamskoe branch #1561	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810859200100592	Income	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Vyazemskoe branch #1561	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810559200100591	Budgetary	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Vyazemskoe branch #1561	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810659080100077	Income	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Gagarinskoe branch # 5609 Novoduginski additional office	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810059050100429	Income	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Gagarinskoe branch # 5609 Sychevski additional office	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810859090100430	Income	046614632

Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Vyazamskoe branch #1561	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810159200100593	Budgetary	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Gagarinskoe branch # 5609	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810559030100431	Income	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Gagarinskoe branch # 5609	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810859030100432	Budgetary	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Vyazamskoe branch # 1561	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810459200101043	Income	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Dorogobuzhskoe branch # 5651	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810859140100225	Income	046614632

Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Dorogobuzhskoe branch # 5651	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810559140100224	Budgetary	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Elninskoe branch # 5652	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810559150100175	Income	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Elninskoe branch # 5652	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810259150100174	Income	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Pochinkovskoe branch # 5592	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810059170100228	Income	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Pochinkovskoe branch # 5592	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810759170100227	Budgetary	046614632

Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Krasninskoe branch # 5654	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810759160100091	Income	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Pochinkovskoe branch # 5592	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810159260100229	Income	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Pochinkovskoe branch # 5592	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810259250100249	Income	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Roslavlskoe branch # 1562	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810459210100500	Income	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Roslavlskoe branch # 1562	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810159210100499	Budgetary	046614632

Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Roslavlskoe branch # 1562	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810259210100496	Income	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Roslavlskoe branch # 1562	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810559210100497	Income	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Roslavlskoe branch # 1562	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810859210100498	Income	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Rudnyanskoe branch # 5657	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810959180100198	Income	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Rudnyanskoe branch # 5657	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810659180100197	Budgetary	046614632

Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Rudnyanskoe branch # 5657	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810759100100200	Income	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Rudnyanskoe branch # 5657	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810659120100199	Income	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Safonovskoe branch # 5566	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810459230100373	Income	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Safonovskoe branch # 5566	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810159230100372	Budgetary	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Yartsevskoe branch # 1612	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810359040100430	Income	046614632

Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Yartsevskoe branch # 1612	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810659040100431	Budgetary	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Dukhovschinskoe branch # 5650	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702810259130100097	Income	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Smolensk branch #8609 of SB	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702840359020101393	current account	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Smolensk branch #8609 of SB	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702840259020201393	transit	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Smolensk branch #8609 of SB	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702840159020301393	special transit (USD)	046614632

Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Smolensk branch #8609 of SB	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702978959020101393	current account Euro	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Smolensk branch #8609 of SB	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702978859020201393	transit Euro	046614632
Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Smolensk branch #8609 of SB	Legal address: 19 Vavilova Street, Moscow, 117817, Russia; Mailing address of subsidiary #8609: 23 Normandia-Neman Squadron Street, Smolensk, 214030, Russia	7707083893	#40702978759020301393	special transit Euro	046614632

List of JSC CenterTelecom accounts with banks – Tambovskaya elektrosvyaz subsidiary

Full name of the bank	Abbreviated name of the bank (branch)	Domicile of the bank (registered office)	INN of the bank	Current account	Type of account (Income/ Budgetary)	Bank Identification Code
1	2	3	4	5	6	7
Subsidiary of Public JSC Vneshtorgbank	Subsidiary of Vneshtorgbank	the city of Tambov 37 Internatsionalnaya Street	7702070139	40702810600360	current account	046850777

				000086		
the city of Tambov						
Subsidiary of	Subsidiary of	the city of Tambov				
Public JSC Vneshtorgbank	Vneshtorgbank	37 Internatsionalnaya Street	7702070139	40702810900360 000087	current account	046850777
the city of Tambov						
Subsidiary # 8594 of	Tambov	the city of Tambov				
JS Commercial Saving	branch #8594 of SB	130 K. Marx Street	7707083893	40702810061000 103297	current account	046850649
Bank of RF (Public JSC)						
Tambov branch						
Subsidiary # 8594 of	Tambov	the city of Tambov				
JS Commercial Saving	branch #8594 of SB	130 K. Marx Street	7707083893	40702810761000 103296	current account	046850649
Bank of RF (Public JSC)						
Tambov branch						
Subsidiary of JS Commercial	Tambov	The town of Zherdevka				
Saving	branch #8594 of SB	134 Pervomayskaya Street	7707083893	40702810861030 100169	current account	046850649
Bank of RF	branch3826					
(Public JSC) Zherdevskoe						
branch # 3826						
Subsidiary of JS Commercial	Tambov	The town of Zherdevka				
Saving	branch #8594 of SB	134 Pervomayskaya Street	7707083893	40702810261030 100170	current account	046850649
Bank of RF	branch3826					
(Public JSC) Zherdevskoe						
branch # 3826						
Subsidiary of JS Commercial	Tambov	the town of Uvarovo				
Saving	branch #8594 of SB	township 4, building 29	7707083893	40702810761220 103076	current account	046850649
Bank of RF	branch 3912					
(Public JSC) Uvarovskoe						
branch # 3912						
Subsidiary of JS Commercial	Tambov	the town of Uvarovo				

Saving	branch #8594 of SB	township 4, building 29	7707083893	40702810061220 103077	current account	046850649
Bank of RF	branch 3912					
(Public JSC) Uvarovskoe						
branch # 3912						
Subsidiary of JS Commercial	Tambov	the town of Kirsanov				
Saving	branch #8594 of SB	23 Sovetskaya Street	7707083893	40702810961060 000207	current account	046850649
Bank of RF	branch # 3840					
(Public JSC) Kirsanovskoe						
branch # 3840						
Subsidiary of JS Commercial	Tambov	the town of Kirsanov				
Saving	branch #8594 of SB	23 Sovetskaya Street	7707083893	40702810661060 000206	current account	046850649
Bank of RF	branch # 3840					
(Public JSC) Kirsanovskoe						
branch # 3840						
Subsidiary of JS Commercial	Tambov	the town of Kotovsk				
Saving	branch #8594 of SB	6 Svoboda Street	7707083893	40702810761270 000242	current account	046850649
Bank of RF	branch 6692					
(Public JSC) Kotovskoe						
branch #6692						
Subsidiary of JS Commercial	Tambov	the town of Kotovsk				
Saving	branch #8594 of SB	6 Svoboda Street	7707083893	40702810461270 000241	current account	046850649
Bank of RF	branch 6692					
(Public JSC) Kotovskoe						
branch #6692						
Subsidiary of JS Commercial	Tambov	the town of Michurinsk				
Saving	branch #8594 of SB	56a Ukrainskaya Street	7707083893	40702810961260 100169	current account	046850649
Bank of RF	branch 141					
(Public JSC) Michurinskoe						
branch #141						

Subsidiary of JS Commercial	Tambov	the town of Michurinsk				
Saving	branch #8594 of SB	56a Ukrainskaya Street	7707083893	40702810361260 100170	current account	046850649
Bank of RF	branch 141					
(Public JSC) Michurinskoe						
branch #141						
Subsidiary of JS Commercial	Tambov	the town of Morshansk				
Saving	branch #8594 of SB	85 Internatsionalnaya Street	7707083893	40702810761080 100387	current account	046850649
Bank of RF	branch 3773					
(Public JSC) Morshanskoe						
branch # 3773						
Subsidiary of JS Commercial	Tambov	the town of Morshansk				
Saving	branch #8594 of SB	85 Internatsionalnaya Street	7707083893	40702810061080 100388	current account	046850649
Bank of RF	branch 3773					
(Public JSC) Morshanskoe						
branch # 3773						
Subsidiary of JS Commercial	Tambov	the town of Michurinsk				
Saving	branch #8594 of SB	56a Ukrainskaya Street	7707083893	40702810061260 10270	current account	046850649
Bank of RF	branch 141					
(Public JSC) Michurinskoe						
branch #141						
Subsidiary of JS Commercial	Tambov	the town of Michurinsk				
Saving	branch #8594 of SB	56a Ukrainskaya Street	7707083893	40702810661260 102069	current account	046850649
Bank of RF	branch 141					
(Public JSC) Michurinskoe						
branch #141						
Subsidiary of JS Commercial	Tambov	town of Rasskazovo				
Saving	branch #8594 of SB	20 Pushkana Street	7707083893	40702810861160 100233	current account	046850649
Bank of RF	branch 3884					
JSC Rasskazovskoe						

branch # 3884						
Subsidiary of JS Commercial Saving Bank of RF JSC Rasskazovskoe branch # 3884	Tambov branch #8594 of SB branch 3884	town of Rasskazovo 20 Pushkana Street	7707083893	40702810161160 100234	current account	046850649
Subsidiary of JS Commercial Saving Bank of RF (Public JSC) Morshanskoe branch # 3773	Tambov branch #8594 of SB branch 3773	the town of Morshansk 85 Internatsionalnaya Street	7707083893	40702810361080 101605	current account	046850649
Subsidiary of JS Commercial Saving Bank of RF (Public JSC) Morshanskoe branch # 3773)	Tambov branch #8594 of SB branch 3773	the town of Morshansk 85 Internatsionalnaya Street	7707083893	40702810061080 101604	current account	046850649
Subsidiary of JS Commercial Saving Bank of RF (Public JSC) Uvarovskoe branch # 3912	Tambov branch #8594 of SB branch 3912	the town of Uvarovo township 4, building 29	7707083893	40702810761220 100215	current account	046850649
Subsidiary of JS Commercial Saving Bank of RF (Public JSC) Uvarovskoe branch # 3912	Tambov branch #8594 of SB branch 3912	the town of Uvarovo township 4, building 29	7707083893	40702810061220 100216	current account	046850649
Subsidiary # 8594 of JS Commercial Saving Bank of RF (Public JSC)	Tambov branch #8594 of SB	the city of Tambov 130 K. Marx Street	7707083893	40702840361000 100151	current account hard currency USD	046850649

Tambov branch						
Subsidiary # 8594 of	Tambov	the city of Tambov			transit	
JS Commercial Saving	branch #8594 of SB	130 K. Marx Street	7707083893	40702840061000 200157	hard currency	046850649
Bank of RF (Public JSC)					USD	
Tambov branch						
Subsidiary # 8594 of	Tambov	the city of Tambov			special transit	
JS Commercial Saving	branch #8594 of SB	130 K. Marx Street	7707083893	40702840661000 300127	hard currency	046850649
Bank of RF (Public JSC)					USD	
Tambov branch						
Subsidiary # 8594 of	Tambov	the city of Tambov			current account	
JS Commercial Saving	branch #8594 of SB	130 K. Marx Street	7707083893	40702978261000 100026	hard currency	046850649
Bank of RF (Public JSC)					Euro	
Tambov branch						
Subsidiary # 8594 of	Tambov	the city of Tambov			transit	
JS Commercial Saving	branch #8594 of SB	130 K. Marx Street	7707083893	40702978861000 200025	hard currency	046850649
Bank of RF (Public JSC)						
Tambov branch					Euro	
Subsidiary # 8594 of	Tambov	the city of Tambov			special transit	
JS Commercial Saving	branch #8594 of SB	130 K. Marx Street	7707083893	40702978161000 300023	hard currency	046850649
Bank of RF (Public JSC)						
Tambov branch					Euro	

List of JSC CenterTelecom accounts with banks – Tver subsidiary

Full name of the bank	Abbreviated name of the bank (branch)	Domicile of the bank (registered office)	INN of the bank	Current account	Type of account (income/budgetary	Bank Identification Code
1	2	3	4	5	6	7
Middle Russia bank of Saving Bank of RF	Tver branch #8607, the city of Tver	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810663070101802	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver branch #8607, the city of Tver	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810963070101803	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Bezhetskoe branch #1558, the town of Bezhetsk	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810463210100449	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Bezhetskoe branch #1558, the town of Bezhetsk	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810863210100450	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Maksatikhinskoe branch #2682, the town of Maksatikha	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810363270100097	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Maksatikhinskoe branch #2682, the town of Maksatikha	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810663270100098	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Bezhetskoe branch #1558, the town of Bezhetsk	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810963210100457	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Bezhetskoe branch #1558, the town of Bezhetsk	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810263210100458	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Maksatikhinskoe branch #2682, the	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810763270100095	Income	042809679

	town of Maksatikha					
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Maksatikhinskoe branch #2682, the town of Maksatikha	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810063270100096	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Nelidovskoe branch #5624, the town of Nelidovo	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810763110100278	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Nelidovskoe branch #5624, the town of Nelidovo	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810063110100279	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Nelidovskoe branch #5624, the town of Nelidovo	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810563110100339	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Nelidovskoe branch #5624, the town of Nelidovo	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810963110100340	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 West-Dvinskoe branch #5624, the town of West Dvina	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810263150100178	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 West-Dvinskoe branch #5624, the town of West Dvina	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810563150100179	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Rzhevskoe branch #5624, the town of Rzhev	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810163220100784	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Rzhevskoe branch #5624, the town of Rzhev	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810463220100785	Budgetary	042809679
Middle Russia bank of	Tver Branch 8607	8 B. Andronyevskaya Street,	7707083893	4070281046311	Income	042809679

Saving Bank of RF	Nelidovskoe branch #5624, the town of Nelidovo	Moscow, 109544, Russia		0104095		
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Nelidovskoe branch #5624, the town of Nelidovo	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810763110104096	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Rzhevskoe branch #5624, the town of Rzhev	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810163220108786	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Rzhevskoe branch #5624, the town of Rzhev	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810463220108787	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Vyshnevolotskoe branch #2593, the town of Vyshi Volochek	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810463310100611	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Vyshnevolotskoe branch #2593, the town of Vyshi Volochek	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810063310100613	Budgetary	042809679
Joint-Stock Commercial Bank "Tver" (Public Joint-Stock Company)	Additional Office of ACB Tver (Public JSC) Vyshni Volochek	6 Tverskoy Prospect, Tver, 170000, Russia	6905011218	40702810400080000016	Income	042809706
Joint-Stock Commercial Bank "Tver" (Public Joint-Stock Company)	Additional Office of ACB Tver (Public JSC) Vyshni Volochek	6 Tverskoy Prospect, Tver, 170000, Russia	6905011218	40702810700080000017	Budgetary	042809706
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Bologovskoe branch #1921, the town of Bologoe	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810463100100229	Income	042809679
Middle Russia bank of	Tver Branch 8607	8 B. Andronyevskaya Street,	7707083893	4070281086310	Budgetary	042809679

Saving Bank of RF	Bologovskoe branch #1921, the town of Bologoe	Moscow, 109544, Russia		0100230		
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Vyshnevolotskoe branch #2593, the town of Vyshi Volochek	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810263310120037	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Kashinskoe branch #2680, the town of Kashin	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810963250100239	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Kashinskoe branch #2680, the town of Kashin	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810363250100240	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver branch # 8607 Kalyazinskoe branch #, the town of Kalyazin	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810163200100241	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver branch # 8607 Kalyazinskoe branch #, the town of Kalyazin	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810463200100242	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Kashinskoe branch #2680, the town of Kashin	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810163250155107	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Kashinskoe branch #2680, the town of Kashin	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810463250155108	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Kymrovskoe branch #2680, the town of Kymry	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810063060100358	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Kymrovskoe branch	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810363060100359	Budgetary	042809679

	#2680, the town of Kymry					
Middle Russia bank of Saving Bank of RF	Tver branch #8607, the city of Tver	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810263070150046	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver branch #8607, the city of Tver	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810563070150047	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Ostashkovskoe branch #2680, the town of Ostashkov	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810963160100468	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Ostashkovskoe branch #2680, the town of Ostashkov	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810963160100471	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Torzhokskoe branch #2596, the town of Torzhok	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810963320100347	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Torzhokskoe branch #2596, the town of Torzhok	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810263320100348	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Ostashkovskoe branch #2680, the town of Ostashkov	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810963160100470	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Ostashkovskoe branch #2680, the town of Ostashkov	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810563160100473	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Ostashkovskoe branch #2680, the town of Ostashkov	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810963160100469	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Ostashkovskoe branch #2680, the town of Ostashkov	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810263160100472	Budgetary	042809679

Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Torzhokskoe branch #2596, the town of Torzhok	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810963320100350	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Torzhokskoe branch #2596, the town of Torzhok	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810563320100349	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Vyshnevolotskoe branch #2593, the town of Vyshi Volochek	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810563310130057	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Vyshnevolotskoe branch #2593, the town of Vyshi Volochek	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810863310130058	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver branch #8607, the city of Tver	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810763070160057	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver branch #8607, the city of Tver	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810063070160058	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Bezhetskoe branch #1558, the town of Bezhetsk	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810763210100453	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Bezhetskoe branch #1558, the town of Bezhetsk	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810063210100454	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Bezhetskoe branch #1558, the town of Bezhetsk	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810363210100455	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Bezhetskoe branch #1558, the town of Bezhetsk	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810663210100456	Budgetary	042809679

Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Bezhetskoe branch #1558, the town of Bezhetsk	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810163210100451	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Bezhetskoe branch #1558, the town of Bezhetsk	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810463210100452	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Bezhetskoe branch #1558, the town of Bezhetsk	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810063190100150	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Bezhetskoe branch #1558, the town of Bezhetsk	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810363190100151	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Toropetskoe branch #5644, the town of Toropets	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810563170100227	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Toropetskoe branch #5644, the town of Toropets	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810863170100228	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 West-Dvinskoe branch #5624, the town of West Dvina	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810963150100180	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 West-Dvinskoe branch #5624, the town of West Dvina	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810263150100181	Budgetary	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Andreapolskoe branch #5644/045, the town of Andreapol	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	40702810563170100230	Income	042809679
Middle Russia bank of	Tver Branch 8607	8 B. Andronyevskaya Street,	7707083893	4070281086317	Budgetary	042809679

Saving Bank of RF	Andreapolskoe branch #5644/045, the town of Andreapol	Moscow, 109544, Russia		0100231		
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Udomelskoe branch #2601, the town of Udomlya	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	4070281056304 0100331	Income	042809679
Middle Russia bank of Saving Bank of RF	Tver Branch 8607 Udomelskoe branch #2601, the town of Udomlya	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	4070281086304 0100332	Budgetary	042809679
Joint-Stock Commercial Bank ROSBANK (Public Joint-Stock Company)	ACB ROSBANK, Moscow	11 Mashi Poryvaevoy Street, Moscow, 107078, Russia	7730060164	4070281000000 0011993	current account RUR	044525256
Joint-Stock Commercial Bank "Tver" (Public Joint-Stock Company)	ACB Tver, the city of Tver	6 Tverskoy Prospect, Tver, 170000, Russia	6905011218	4070281060000 0003152	Budgetary	042809706
Public Joint-Stock Company Uralo-Sibirski Bank, Ufa	Sudsidiary of JSC UralSib, the city of Tver	41 Revolyutsionnaya Street, Ufa, 450000, Russia	274062111	4070281059300 0000339	current account	042809918
Private JSC Reiffeisenbank, Moscow	Private JSC Reiffeisenbank, Moscow	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	4070281080000 1401658	current account	044525700
Middle Russia bank of Saving Bank of RF	Tver branch #8607, the city of Tver	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	4070284066307 0100239	currency, current account	042809679
Middle Russia bank of Saving Bank of RF	Tver branch #8607, the city of Tver	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	4070284056307 0200239	currency, transit	042809679
Middle Russia bank of Saving Bank of RF	Tver branch #8607, the city of Tver	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	4070284046307 0300239	currency, special transit	042809679
Middle Russia bank of Saving Bank of RF	Tver branch #8607, the city of Tver	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	4070284046307 0300239	currency, special transit	042809679
Middle Russia bank of Saving Bank of RF	Tver branch #8607, the city of Tver	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	4070284056307 0200239	currency, transit	042809679
Middle Russia bank of Saving Bank of RF	Tver branch #8607, the city of Tver	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	4070284066307 0100239	currency, current account	042809679
Private JSC Raiffeisenbank,	Private JSC	17/1 Troitskaya Street, Moscow,	7744000302	4070239270000	currency, current	044525700

Moscow	Raiffeisenbank, Moscow	129090, Russia		1401658	account	
Private JSC Raiffeisenbank, Moscow	Private JSC Raiffeisenbank, Moscow	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	40702392400000401658	currency, transit	044525700
Private JSC Raiffeisenbank, Moscow	Private JSC Raiffeisenbank, Moscow	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	40702392600004401658	special, transit	044525700
Joint-Stock Commercial Bank ROSBANK (Public Joint-Stock Company)	ACB ROSBANK, Moscow	11 Mashi Poryvaevoy Street, Moscow, 107078, Russia	7730060164	40702840300000011993	currency, current account	044525256
Joint-Stock Commercial Bank ROSBANK (Public Joint-Stock Company)	ACB ROSBANK, Moscow	11 Mashi Poryvaevoy Street, Moscow, 107078, Russia	7730060164	40702840200003011993	currency, transit	044525256
Joint-Stock Commercial Bank ROSBANK (Public Joint-Stock Company)	ACB ROSBANK, Moscow	11 Mashi Poryvaevoy Street, Moscow, 107078, Russia	7730060164	40702840900003311993	special, transit hard currency	044525256
Private JSC Raiffeisenbank, Moscow	Private JSC Raiffeisenbank, Moscow	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	45208392853601200113	currency, loan facility	044525700
Public Joint-Stock Company Uralo-Sibirski Bank, Ufa	Sudsidiary of JSC UralSib, the city of Tver	41 Revolutsionnaya Street, Ufa-center, 450000, Russia	274062111	45206810593000000128	loan	042809918
Public Joint-Stock Company Uralo-Sibirski Bank, Ufa	Sudsidiary of JSC UralSib, the city of Tver	41 Revolutsionnaya Street, Ufa-center, 450000, Russia	274062111	45206810293000000143	loan	042809918
Public Joint-Stock Company Uralo-Sibirski Bank, Ufa	Sudsidiary of JSC UralSib, the city of Tver	41 Revolutsionnaya Street, Ufa-center, 450000, Russia	274062111	45206810093000000123	loan	042809918
Public Joint-Stock Company Uralo-Sibirski Bank, Ufa	Sudsidiary of JSC UralSib, the city of Tver	41 Revolutsionnaya Street, Ufa-center, 450000, Russia	274062111	45206810093000000181	loan	042809918
Public Joint-Stock Company Uralo-Sibirski Bank, Ufa	Sudsidiary of JSC UralSib, the city of Tver	41 Revolutsionnaya Street, Ufa-center, 450000, Russia	274062111	45206810893000000187	loan	042809918
Public Joint-Stock Company Uralo-Sibirski Bank, Ufa	Sudsidiary of JSC UralSib, the city of Tver	41 Revolutsionnaya Street, Ufa-center, 450000, Russia	274062111	45206810093000000194	loan	042809918

Public Joint-Stock Company Uralo-Sibirski Bank, Ufa	Sudsidiary of JSC UralSib, the city of Tver	41 Revolutsionnaya Street, Ufa-center, 450000, Russia	274062111	45206810393000000195	loan	042809918
Public Joint-Stock Company Uralo-Sibirski Bank, Ufa	Sudsidiary of JSC UralSib, the city of Tver	41 Revolutsionnaya Street, Ufa-center, 450000, Russia	274062111	45206810193000000201	loan	042809918
Private Joint-Stock Company Commercial Bank for development of Entrepreneurship GUTA-BANK, GUTA-MGTS	Subsidiary GUTA-MGTS of Private CB GUTA-BANK	14/7 B. Sukharevskaya Square, building 2, Moscow, 107045, Russia	7710353606	45206810700014227541	loan	044525716
Middle Russia bank of Saving Bank of RF	Tver branch #8607, the city of Tver	8 B. Andronyevskaya Street, Moscow, 109544, Russia	7707083893	45206810063070000185	loan	042809679

List of JSC CenterTelecom accounts with banks – Tulatelecom subsidiary

Full name of the bank	Abbreviated name of the bank (branch)	Domicile of the bank (registered office)	INN of the bank	Current account	Type of account (income/budgetary	Bank Identification Code
1	2	3	4	5	6	7
Joint-Stock Commercial Saving Bank of RF Tula Branch #8604	Tula Branch #8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810166020101427	Income	047003608
Joint-Stock Commercial Saving Bank of RF Tula Branch #8604	Tula Branch #8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810466020101428	Budgetary	047003608
Joint-Stock Commercial Saving Bank of RF Tula Branch #8604	Tula Branch #8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810766020101429	Budgetary	047003608
Joint-Stock Commercial Saving Bank of RF Tula Branch #8604	Tula Branch #8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810166020101430	Budgetary	047003608
Joint-Stock Commercial Saving Bank of RF Tula Branch #8604	Tula Branch #8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810466020101431	Budgetary	047003608
Joint-Stock Commercial	Tula Branch #8604	19 Vavilova Street, Moscow,	7707083893	4070281076602	Budgetary	047003608

Saving Bank of RF Tula Branch #8604		117997, Russia		0101432		
Joint-Stock Commercial Saving Bank of RF Tula Branch #8604	Tula Branch #8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810266020150132	Income	047003608
Joint-Stock Commercial Saving Bank of RF Tula Branch #8604	Tula Branch #8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810566020150133	Budgetary	047003608
Joint-Stock Commercial Saving Bank of RF Aleksinskoe branch #2631	Aleksinskoe branch #2631	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810766070101220	Income	047003608
Joint-Stock Commercial Saving Bank of RF Aleksinskoe branch #2631	Aleksinskoe branch #2631	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810366070101219	Budgetary	047003608
Joint-Stock Commercial Saving Bank of RF Novomoskovskoe branch #2697	Novomoskovskoe branch #2697	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810166210102032	Income	047003608
Private Joint-Stock Company Commercial Bank for Entrepreneurship Development GUTA-BANK Novomoskovski subsidiary	Novomoskovski subsidiary of CB GUTA-BANK (Private JSC)	5 Dolgorukovskaya Street, Moscow, 301006, Russia	7710353606	40702810200450000508	Income	047054772
Joint-Stock Commercial Saving Bank of RF Novomoskovskoe branch #2697	Novomoskovskoe branch #2697	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810466210102033	Budgetary	047003608
Joint-Stock Commercial Saving Bank of RF Suvorovskoe branch #7035	Suvorovskoe branch #7035	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810866100100172	Income	047003608
Joint-Stock Commercial Saving Bank of RF Suvorovskoe branch #7035	Suvorovskoe branch #7035	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810566100100171	Budgetary	047003608
Joint-Stock Commercial Saving Bank of RF Novomoskovskoe branch #2697	Novomoskovskoe branch #2697	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810966210110208	Income	047003608
Joint-Stock Commercial	Novomoskovskoe	19 Vavilova Street, Moscow,	7707083893	4070281066621	Budgetary	047003608

Saving Bank of RF Novomoskovskoe branch #2697	branch #2697	117997, Russia		0110207		
Joint-Stock Commercial Saving Bank of RF Novomoskovskoe branch #2697	Novomoskovskoe branch #2697	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810266210114276	Income	047003608
Joint-Stock Commercial Saving Bank of RF Novomoskovskoe branch #2697	Novomoskovskoe branch #2697	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810366210112220	Income	047003608
Joint-Stock Commercial Saving Bank of RF Efremovskoe branch #2639	Efremovskoe branch #2639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810666120100420	Income	047003608
Joint-Stock Commercial Saving Bank of RF Efremovskoe branch #2639	Efremovskoe branch #2639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810966120100421	Budgetary	047003608
Joint-Stock Commercial Saving Bank of RF Uzlovskoe branch #2652	Uzlovskoe branch #2652	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810666170100289	Income	047003608
Joint-Stock Commercial Saving Bank of RF Uzlovskoe branch #2652	Uzlovskoe branch #2652	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810366170100288	Budgetary	047003608
Joint-Stock Commercial Saving Bank of RF Efremovskoe branch #2639	Efremovskoe branch #2639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810266120100422	Income	047003608
Joint-Stock Commercial Saving Bank of RF Schekinskoe branch #2655	Schekinskoe branch #2655	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810166190100581	Income	047003608
Joint-Stock Commercial Saving Bank of RF Schekinskoe branch #2655	Schekinskoe branch #2655	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810766190100583	Income	047003608
Joint-Stock Commercial Saving Bank of RF Schekinskoe branch #2655	Schekinskoe branch #2655	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810066190100584	Income	047003608
Joint-Stock Commercial Saving Bank of RF Schekinskoe branch #2655	Schekinskoe branch #2655	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810466190100582	Budgetary	047003608

Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)Tula subsidiary	Tula subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810400000011701	Income	047003783
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)Tula subsidiary	Tula subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810400000012001	Budgetary	047003783
Bank for Foreign Trade (Public Joint-Stock Company) subsidiary in Tula	Subsidiary of Public JSC Bank for Foreign Trade	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7702070139	40702810015000000637	Income	047003794
Bank for Foreign Trade (Public Joint-Stock Company) subsidiary in Tula	Subsidiary of Public JSC Bank for Foreign Trade	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7702070139	40702810315000000638	Budgetary	047003794
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300120612301	Budgetary	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)Tula subsidiary	Tula subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810500000013201	Budgetary	047003783
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)Tula subsidiary	Tula subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810700000013001	Budgetary	047003783
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)Tula subsidiary	Tula subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810600000013101	Budgetary	047003783
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)Tula subsidiary	Tula subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810400000013301	Budgetary	047003783
Bank for Foreign Trade (Public Joint-Stock Company) subsidiary in Tula	Subsidiary of Public JSC Bank for Foreign Trade	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702978015000000016	hard currency	047003794
Joint-Stock Commercial	Tula subsidiary of	10 Smirnovskaya Street,	7744000912	4070284000000	current account in	047003783

Bank Promsvyazbank (Private Joint-Stock Company)Tula subsidiary	ACB Promsvyazbank (Private JSC)	building 22, Moscow, 109052, Russia		1012001	hard currency	
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)Tula subsidiary	Tula subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702840300002012001	transit, hard currency	047003783
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)Tula subsidiary	Tula subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702840600003012001	special transit, hard currency	047003783
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)Tula subsidiary	Tula subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702978600001012001	current account in hard currency	047003783
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)Tula subsidiary	Tula subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702978300002012001	transit, hard currency	047003783
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)Tula subsidiary	Tula subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702978200003012001	special transit, hard currency	047003783
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702840600120612301	current account in hard currency	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702840900121612301	transit, hard currency	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702840200122612301	special transit, hard currency	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock	ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702978200120612301	current account in hard currency	044583119

Company)						
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702978500121612301	transit, hard currency	044583119
Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702978800122612301	special transit, hard currency	044583119

List of JSC CenterTelecom accounts with banks – Yartelecom sudsidiary

Full name of the bank	Abbreviated name of the bank (branch)	Domicile of the bank (registered office)	INN of the bank	Current account	Type of account (income/budgetary	Bank Identification Code
1	2	3	4	5	6	7
Inter-regional commercial bank for development of telecommunications and information technology (Public JSC)	Yaroslavl Subsidiary of ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810400200010770	Income	047888711
Inter-regional commercial bank for development of telecommunications and information technology (Public JSC)	Yaroslavl Subsidiary of ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810300200000770	Budgetary	047888711
Joint-Stock Commercial Bank Promsvyazbank (Private JSC)	Yaroslavl Subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810700000001102	Income	047888707
Joint-Stock Commercial Bank Promsvyazbank (Private JSC)	Yaroslavl Subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810400000001103	Budgetary	047888707
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810377020102652	Income	047888670
Joint-Stock Commercial Saving Bank of RF (Public	Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810677020102653	Budgetary	047888670

JSC)						
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Yaroslavl Subsidiary of ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810901200000218	Budgetary	047888711
Inter-regional commercial bank for development of telecommunications and information technology (Public JSC)	Yaroslavl Subsidiary of ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810001200010218	Income	047888711
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Rybanskoe Branch # 1576 Northern Bank of JS SB RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810477190102411	Budgetary	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Rybanskoe Branch # 1576 Northern Bank of JS SB RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810177190102410	Income	047888670
Joint-Stock Commercial Bank Promsvyazbank (Private JSC)	Yaroslavl Subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810700000009901	Income	047888707
Joint-Stock Commercial Bank Promsvyazbank (Private JSC)	Yaroslavl Subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810000000009902	Budgetary	047888707
Inter-regional commercial bank for development of telecommunications and information technology (Public JSC)	Yaroslavl Subsidiary of ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810000200000767	Budgetary	047888711
Inter-regional commercial bank for development of telecommunications and information technology (Public JSC)	Yaroslavl Subsidiary of ACB Svyaz-Bank, Yaroslavl	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810600200000768	Budgetary	047888711
Inter-regional commercial bank for development of telecommunications and information technology (Public JSC)	Yaroslavl Subsidiary of ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810700200010768	Income	047888711
Joint-Stock Commercial Bank Promsvyazbank	Yaroslavl Subsidiary of ACB	10 Smirnovskaya Street, building 22, Moscow, 109052,	7744000912	40702810100000012501	Budgetary	047888707

(Private JSC)	Promsvyazbank	Russia				
Joint-Stock Commercial Bank Promsvyazbank (Private JSC)	Yaroslavl Subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810400000012502	Income	047888707
Joint-Stock Commercial Bank Promsvyazbank (Private JSC)	Yaroslavl Subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810200000009702	Budgetary	047888707
Joint-Stock Commercial Bank Promsvyazbank (Private JSC)	Yaroslavl Subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810900000009701	Income	047888707
Inter-regional commercial bank for development of telecommunications and information technology (Public JSC)	Yaroslavl Subsidiary of ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810200200000773	Budgetary	047888711
Inter-regional commercial bank for development of telecommunications and information technology (Public JSC)	Yaroslavl Subsidiary of ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810300200010773	Income	047888711
Inter-regional commercial bank for development of telecommunications and information technology (Public JSC)	Yaroslavl Subsidiary of ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810900200000769	Budgetary	047888711
Inter-regional commercial bank for development of telecommunications and information technology (Public JSC)	Yaroslavl Subsidiary of ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810000200010769	Income	047888711
Joint-Stock Commercial Bank Promsvyazbank (Private JSC)	Yaroslavl Subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810200000011402	Budgetary	047888707
Joint-Stock Commercial Bank Promsvyazbank (Private JSC)	Yaroslavl Subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810900000011401	Income	047888707
Joint-Stock Commercial Saving Bank of RF (Public	city branch #17 of the Northern Bank	19 Vavilova Street, Moscow, Russia	7707083893	40702810177030101720	Budgetary	047888670

JSC)	of SB of RF					
Joint-Stock Commercial Saving Bank of RF (Public JSC)	city branch #17 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810577030160303	Income	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	city branch #17 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810877030160304	Budgetary	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Uglichskoe branch 2352 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810377160100239	Income	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Uglichskoe branch 2352 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810077160100241	Budgetary	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Rostovskoe branch 2352 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810077110100505	Income	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Rostovskoe branch 2352 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810377110100506	Budgetary	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Pereslavskoe branch of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810277180100733	Income	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Pereslavskoe branch of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810577180100734	Budgetary	047888670
Inter-regional commercial bank for development of telecommunications and information technology (Public JSC)	Yaroslavl Subsidiary of ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810000200010772	Income	047888711
Inter-regional commercial bank for development of	Yaroslavl Subsidiary of ACB	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810900200000772	Budgetary	047888711

telecommunications and information technology (Public JSC)	Svyaz-Bank					
Joint-Stock Commercial Bank Promsvyazbank (Private JSC)	Yaroslavl Subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810100000009802	Income	047888707
Joint-Stock Commercial Bank Promsvyazbank (Private JSC)	Yaroslavl Subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810800000009801	Budgetary	047888707
Inter-regional commercial bank for development of telecommunications and information technology (Public JSC)	Yaroslavl Subsidiary of ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810700200010771	Income	047888711
Inter-regional commercial bank for development of telecommunications and information technology (Public JSC)	Yaroslavl Subsidiary of ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810600200000771	Budgetary	047888711
Joint-Stock Commercial Bank Promsvyazbank (Private JSC)	Yaroslavl Subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810500000008801	Income	047888707
Joint-Stock Commercial Bank Promsvyazbank (Private JSC)	Yaroslavl Subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810800000008802	Budgetary	047888707
Joint-Stock Commercial Saving Bank of RF (Public JSC)	city branch #17 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810677030101738	Income	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	city branch #17 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810977030101739	Budgetary	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Rybinskoe branch #1576 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810177190101110	Income	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Rybinskoe branch #1576 of the Northern Bank of	19 Vavilova Street, Moscow, Russia	7707083893	40702810477190101111	Budgetary	047888670

	SB of RF					
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Yaroslavskoe branch #6625 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810577120109067	Income	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Yaroslavskoe branch #6625 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810877120109068	Budgetary	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810077020102648	Income	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810777050100127	Income	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810477050100126	debit	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	4070210977120107119	Income	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810677120107118	debit	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810677120106122	Income	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810377120106121	debit	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810077050101033	Income	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810377050101034	debit	047888670
Joint-Stock Commercial Saving Bank of RF (Public	Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810677050002040	Income	047888670

JSC)						
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810277050002039	debit	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Rybinskoe branch #1576 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810677190109104	Income	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Rybinskoe branch #1576 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810977190109105	debit	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Uglichskoe branch 2352 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810877150100053	Income	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Uglichskoe branch 2352 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810177150100054	debit	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Uglichskoe branch 2352 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810777150110033	Income	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Uglichskoe branch 2352 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810077150110034	debit	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Uglichskoe branch 2352 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810577150120029	Income	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Uglichskoe branch 2352 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810277150120028	debit	047888670
Joint-Stock Commercial Saving Bank of RF (Public	Rybinskoe branch #1576 of the	19 Vavilova Street, Moscow, Russia	7707083893	40702810977190109105	debit	047888670

JSC)	Northern Bank of SB of R					
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Uglichskoe branch 2352 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810877150100053	Income	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Uglichskoe branch 2352 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810177150100054	debit	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Uglichskoe branch 2352 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810777150110033	Income	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Uglichskoe branch 2352 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810077150110034	debit	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Uglichskoe branch 2352 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810577150120029	Income	047888670
Joint-Stock Commercial Saving Bank of RF (Public JSC)	Uglichskoe branch 2352 of the Northern Bank of SB of RF	19 Vavilova Street, Moscow, Russia	7707083893	40702810277150120028	debit	047888670
Inter-regional commercial bank for development of telecommunications and information technology (Public JSC)	Yaroslavl Subsidiary of ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702840900201000770	current account in hard currency (USD)	047888711
Inter-regional commercial bank for development of telecommunications and information technology (Public JSC)	Yaroslavl Subsidiary of ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702978500201000770	current account in hard currency (Euro)	047888711
Inter-regional commercial bank for development of	Yaroslavl Subsidiary of ACB	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702978800202000770	transit, hard currency account	047888711

telecommunications and information technology (Public JSC)	Svyaz-Bank				(Euro)	
Inter-regional commercial bank for development of telecommunications and information technology (Public JSC)	Yaroslavl Subsidiary of ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702978100203000770	special, transit hard currency account (Euro)	047888711
Inter-regional commercial bank for development of telecommunications and information technology (Public JSC)	Yaroslavl Subsidiary of ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702840500203000770	special, transit account (USD)	047888711
Inter-regional commercial bank for development of telecommunications and information technology (Public JSC)	Yaroslavl Subsidiary of ACB Svyaz-Bank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702840200202000770	transit, hard currency account (USD)	047888711

1.3 Auditor of the Company

Full corporate name of the auditor: Private Joint-Stock Company ***Ernst&Young Vneshaudit***
Abbreviated name: ***Private JSC AO Ernst&Young Vneshaudit***

Location: ***20/12 Podsosenski Pereulok, building 1-1A, Moscow, 103062, Russia***
INN: *7717025097*
Mailing address: ***20/12 Podsosenski Pereulok, building 1-1A, Moscow, 103062, Russia***
Telephone: *7 (+7 095) 705 9292* Fax: *7 (+7 095) 705 9293*
e-mail: ***vadim.balashov@ru.eyi.com***

The auditor license:
License No: ***E003246***
Date of issue: ***January 17, 2003***
Valid till: ***January 17, 2008***
License issuing body: ***Ministry of Finance of the Russian Federation***
The auditor conducted an independent audit of the accounts and accounting reports for 2000-2001. The Company's auditor is a legal entity independent of JSC CenterTelecom.
Auditor selection procedure:
The auditor is elected by a general meeting of shareholders. A shareholder (shareholders) owning on aggregate at least 2% of the Company voting shares is (are) entitled to put forward issues to be included in the agenda of an annual general meeting of shareholders and propose candidates for the governing and controlling bodies of the Company.

Terms and conditions of a contract entered into with the auditor, including the latter's compensation/remuneration are subject to approval by the Board of Directors of the Company.

In 2003 agreements with auditing firm were concluded for appraisal of market values of the Company's assets, rendering consulting services in accounting, tax accounting, legal matters, consolidation of accounts.

There were no material interests linking the auditor (auditor's senior executives) and the issuer (senior executives of the issuer).

The auditor (senior executives and officers of the auditors) holds (hold) no stake in the legal capital of the Issuer.

The issuer provided no borrowing or loan facilities to the auditor in the 3Q2003.

There are no close business relationship (promotion of products (services) offered by the issuer, participation in joint entrepreneurial activities, etc.) or relations.

Officers (executives) of the issuer are not executives/senior officers of the auditor.

The cost of services rendered by the auditor was calculated pursuant to the per hour rate or contract price stated in the service agreement.

1.4 Appraiser of the issuer

Full corporate name of the appraiser: **Private Joint-Stock Company UNICON/MC Consulting Group***
Abbreviated name: **Private JSC UNICON/MC Consulting Group**
*** At present Private Joint-Stock Company BDO Unicon is a legal successor of Private JSC UNICON/MC Consulting Group, in short named ZAO BDO Unicon**
Address: **125 Varshavskoe Shosse, Moscow, 113545, Russia**

Mailing address: **125 Varshavskoe Shosse, Moscow, 113545, Russia**

Telephone: (+7 095) 319 7290/(+7 095) 319 5690

Fax: (+7 095) 319 5909

e-mail: reception@bdo.ru

License # 000006 of August 6, 2001 issued by the Ministry of Property Relations of the Russian Federation to perform appraisal activities.
Valid till: August 6, 2004

The task of the appraisal: Determination of the market price of ordinary and preference shares of JSC CenterTelecom and merging companies in order for the Board of Directors of the Company to identify the redemption price offered to shareholders pursuant to Article 75 of the Law On Joint-Stock Companies.

1.5 Consultants of the issuer

Full corporate name: ***Public Joint-Stock Company Federal Fund Corporation***
Abbreviated name: ***JSC FFC***
Address: ***25 Ostozhenka Street, Moscow, 119034, Russia***
Contact telephone number: ***(+7 095) 737-86-30, (+7 095) 737-86-31***
Fax: ***(+7 095) 737-86-32***
e-mail: ***fsc@fscorp.ru***

Number, date of issue and validity term of the license of a professional participant in the securities market, name of the body which issued the license.
License of a professional participant in the securities market to carry out broker activities:
License No: ***# 077-06174-100000***
Date of issue: ***August 29, 2003***
Valid till: ***unlimited term of validity***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

License of a professional participant in the securities market to carry out dealer activities:
License No: ***# 077-06178-010000***
Date of issue: ***August 29, 2003***
Valid till: ***unlimited term of validity***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Date of execution and number of the agreement on financial consulting which serves as the basis for rendering financial consulting services by the professional participant in the securities market of the issuer.

Date of conclusion: June 10, 2003
Number of the agreement: ФК- 20-03

Website to be used by the financial consultant for posting information about the issuer to be disclosed according to the arrangements: www.fscorp.ru

1.6 Information on other persons who signed the quarterly report

No such other persons.

II. Basic information regarding the financial position and economic state of the issuer.

2.1 Financial and business performance of the issuer

Description	Guidelines recommended by the Standards of bond issues and respective prospectus of the issue approved by FCSM of Russia	9 months of 2003
Net Asset value, RUR	(form1column4line190+form1column4line290-form1column4line244-form1column4line252)-(form1column4line450+form1column4line590 + form1column4line690-form1column4line640)	15521787000
Ratio of borrowed funds to capital and reserves ,%	(Debt liabilities at the reporting period end plus short-term liabilities at the period end to capital and reserves at the reporting period end *100	93.31
Ratio of short term liabilities to capital and reserves ,%	Short-term liabilities at the reporting period end to capital and reserves *100	57.38
Debt coverage, RUR	(Net profit plus depreciation less dividend to the reporting period liabilities plus interest payable in the reporting period	158,180
Overdue debt ratio, %	Overdue debt at the reporting period end to long term liabilities at the reporting period end plus short term liabilities at the reporting period end x100	2.98
Net asset turnover ratio, times	form2column3line010/Net assets	0.96
Accounts payable turnover ratio, times	form2column3line020/form1column4line620	3.04
Accounts receivable turnover ratio, times	form2column3line010/(form1column4line230 +form1column4line240-form1column4line244)	4.88
Profit tax share in the pretax profit %	form2column3line150/form2column3line140	32.08

Performance data evidences a satisfactory solvency level of the issuer. Increase in the value of borrowed funds over the reporting period adversely affected its creditworthiness. Debt financing was used to finance the capital expenditures.

2.2 Market capitalization of the issuer

Market capitalization performance

Date	Mark cap, USD
December 1998	-
December 1999	28,851,818
December 2000	101,354,959
December 2001	16,226,717
December 2002	153,428,191
September 2003	599,851,087

Notes:

The data is based on bilateral deals closed during trade. To compile the data over the current period starting from July 2002 only information on no-address deals is used according to Information disclosure guidelines which took effect on July 1, 2003.

Market capitalization is calculated based on Prices of 10 major deals using data on outstanding (issued) shares possessed by RTS.

2.3 The issuer's liabilities

2.3.1 Accounts payable

Accounts payable of JSC CenterTelecom as at September 30, 2003

Description of account payable	Falling due within						Total
	less than 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 days to 1 year	over 1 year	
Accounts payable, total RUR	2,817,784,448	1,035,185,535	244,085,649	531,232,593	2,805,086,507	6,064,629,146	13,498,003,878
of which overdue accounts payable, total, RUR	90,580,317	17,751,413	17,103,875	35,960,713	134,034,164	-	295,430,482
Debt funds, total, RUR	143,005,868	829,702,157	116,738,589	274,095,825	2,403,577,875	4,865,854,564	8,632,974,878
of which overdue accounts payable related to debt, RUR	19,717,200	-,	,-,	,-,	170,291,846	-	190,009,046
Credits, RUR	109,306,930	825,749,852	113,201,556	268,107,762	2,340,582,637	1,512,865,648	5,169,814,385
Loans, RUR	33,698,938	3,952,305	3,537,033	5,988,063	62,995,238	3,352,988,916	3,463,160,493
including bond issues, RUR	,-,	-,	,-,	,-,	10,150,685	2,031,327,050	2,041,477,735
Other accounts payable, total, RUR	2,674,778,580	205,483,378	127,347,060	257,136,768	401,508,632	1,198,774,582	4,765,029,000
including debt to suppliers and contractors	986,864,193	128,751,820	75,043,787	178,900,839	251,405,133	715,779,136	2,336,744,908
notes payable, RUR	2,949,498	2,949,452	2,949,452	2,949,452	23,595,597	,-,	35,393,451
debt to affiliated entities, RUR	172,394,452	16,612,097	16,418,005	52,204,531	86,330,129	423,654,917	767,614,131
salaries and wages, RUR	206,322,091	-,	,-,	,-,	,-,	,-,	206,322,091
debt to budget and out-of-budget funds, RUR	546,152,134	7,552,389	234,660	234,660	469,320	37,174,507	591,817,670
including overdue, RUR	592,847	-,	,-,	,-,	,-,	,-,	592,847
other creditors, RUR	760,096,212	49,617,620	32,701,156	22,847,286	39,708,453	22,166,022	927,136,749
TOTAL, RUR	2,817,784,448	1,035,185,535	244,085,649	531,232,593	2,805,086,507	6,064,629,146	13,498,003,878

The bulk of the overdue accounts payable is to Vnesheconombank. Currently the effort on restructuring of the debt is underway to put off the payment and introduce payments by installments.

At the moment the Ministry of Finance is working on the debt restructuring. Svyazinvest oversees the restructuring process.

There are no creditors accounting for at least 10% of the total accounts payable.

2.3.2 Credit history of the issuer

SUMMARY

borrowed funds of JSC CenterTelecom

as at September 30, 2003

#	Description of the creditor	# and date of the agreement	Credit amount	Currency	Date of receiving the credit	Payback date	Interest rate	Overdue debt on principal as on September 30, 2003 (monetary units)	Debt on the interest payments as on September 30, 2003 (monetary units)	Debt on the principal as on September 30, 2003 RUR	Debt on interest repayment September 30, 2003 RUR	Repayment schedule			
												Principal	Date	Interest	Date
	Belgorod														
1	Sberbank (Saving Bank)	#600302394 of October 31, 2002	7,000,000	RUR	31/10/02	30/10/2003	16%			0.00	0.00	0.00		0.00	
2	Sberbank	#600303070 of 04/03/03	8,000,000	RUR	04/03/03	02/03/2004	16%			3,331,000.00	0.00	3,331,000.00	before 02/03/04	0.00	
3	Sberbank	#6000303135 of 30/04/03	30,000,000	RUR	30/04/2003	28/04/2004	16%			17,664,000.00	0.00	17,664,000.00	up to 28/04/04	0.00	

4	Vneshtorg bank	#5-4K/03536 of 24,08,03	30,000,000	RUR	25/08/2003	24/08/2004	14%			-	30,000,000.00	0.00	30,000,000.00	up to 24/08/04	0.00	
5	Vnesheconombank	#124-1-1-27	2,831,872	Euro	16/07/1996	01/09/2005	8%	946,190.23	39,766,.28	24,742,307.00	1,320,244.00	24,742,307.00	up to 01/09/05	1,320,244.00	Sept 03
6	Vnesheconombank	#209-1-1-27	2,121,708	Euro	10/07/1997	01/05/2005	8%	848,563.31	-	22,189,422.00	0.00	22,189,421.00	01/05/06	0.00	
7	General public	Loan Agreement	93,996,244	RUR	from 1998	from 2008	1%	-	-	93,996,244.00	1,204,655.00	93,996,244.00	2011	1,204,655.00	up to 2011
	Bryansk		-			-	-	-	-	-	-		-	
1	CB Bryanski Narodny Bank (Public JSC)	236 of 30/09/02	20,000,000	RUR	30/09/02	Sept2003	21%	-	-	20,000,000.00	0.00	5,000,000.00	Jan 2004	-	Monthly
2	Loan granted by natural persons	multiple agreements	531,000	RUR			-	-	-	531,000.00	-	5,000,000.00	Febr 2004	-	
			-			-	-	-	-	-	5,000,000.00	March 2004	-	
			-			-	-	-	-	-	5,000,000.00	April 2004	-	
3	Branch 8605 of SB of RF	76 of 30/06/2003	19,686,534	RUR	30/06/03	June 2004	16%	-	-	19,686,534.00	-	5,000,000.00	Jan2004	-	monthly
			-			-	-	-	-	-	5,000,000.00	Febr2004	-	
			-			-	-	-	-	-	5,000,000.00	March 2004	-	
			-			-	-	-	-	-	5,000,000.00	April/2004	-	
4	Branch 8605 of SB of RF	76 of 30/06/2003	10,313,466	RUR	03/07/2003	June 2004	16%	-	-	10,313,466.00	-	5,000,000.00	May 2004	-	
			-			-	-	-	-	-	5,000,000.00	June 2004	-	

	Vladimir														
1	Main financial department of Vladimir region	# 5/01 of 24/01/01	12,000,000	RUR	24/01/2001	31/12/2005	8%	0.00	0.00	5,400,000.00	0.00	5,400,000.00	31/12/05	927,472.00	31,12,05
2	Financial department of Vladimir	# unnumbered of 21/06/01	5,950,000	RUR	21/06/2001	21/06/2006	12%	0.00	0.00	3,272,493.00	0.00	3,272,493.00	21/06/06	1,072,510.00	21,06,06
3	Overdraft	# unnumb/	8,743,805	RUR	28/01/2003	31/12/2003	19%	0.00	0.00	10,000,000.00	4,620.00	10,000,000.00	17/10/03	4,620.00	03,10,03
4	Vneshecombank	# 229-1-1-27 of 10/07/97	2,170,478	Euro	10/07/1997	01/02/2007	6%	1,236,700.00	788,048.00	40,946,886.00	27,650,671.00	40,946,884.00	01/02/07	27,650,671.00	June 05
5	ACB MIB	# 442 of 27/12/02	31,692,650	RUR	27/12/2002	27/12/2003	15%	0.00	0.00	7,842,650.00	119,044.00	7,842,650.00	27/12/03	119,044.00	03,10,03
6	ACB MIB	# 147 of 25/04/03	50,000,000	RUR	25/04/2003	24/04/2004	15%	0.00	0,00	33,200,000.00	462,197.00	33,200,000.00	24/04/04	462,197.00	03,10,03
7	ACB MIB	# 221 of 26/06/03	14,000,000	RUR	26/06/2003	26/12/2003	15%	0.00	0,.00	7,000,001.00	110,977.00	7,000,001.00	26/12/03	116,977.00	03,10,03
8	ACB MIB	# 270 of 29/07/03	37,000,000	RUR	29/07/2003	26/07/2004	15%	0.00	0,.0	37,000,000.00	471,370.00	37,000,000.00	26/07/04	471,370.00	03,10,03
	Voronezh														
1	Saving Bank	0202038 of 22/04/02	8,000,000	RUR	22/04/2002	20/04/2004	17,00%	8,000,000	37,260	8,000,000	37,260	8,000,000	20/04/2004	120,000	monthly before the month end
2	Saving Bank	0202046 of 29/04/02	50,000,000	RUR	23/05/2002	28/04/2004	17,00%	43,750,000	202,486	43,750,000	202,486	6,250,000	25/10/2003	775,514	before the month end
												6,250,000	25/11/2003	578,425	before the month end

			-				-	-	-	-	-	6,250,000	25/12/2003	466,610	before the month end
			-				-	-	-	-	-	6,250,000	26/01/2004	396,858	before the month end
			-				-	-	-	-	-	6,250,000	25/02/2004	279,713	before the month end
			-				-	-	-	-	-	6,250,000	25/03/2004	173,839	before the month end
			-				-	-	-	-	-	6,250,000	28/04/2004	105,362	before the month end
3	Saving Bank	0202090 of 23/09/02	90,000,000	RUR	24/09/2002	21/09/2004	16,50%	90,000,000	406,849	90,000,000	406,849	0	25/10/2003	1,294,520.55	before the month end
			-				-	-	-	-	-	5,850,000	25/11/2003	1,553,425	before the month end
			-				-	-	-	-	-	5,850,000	25/12/2003	1,221,904	before the month end
			-				-	-	-	-	-	5,850,000	26/01/2004	1,208,730	before the month end
			-				-	-	-	-	-	5,850,000	25/02/2004	1,051,119	before the month end
			-				-	-	-	-	-	5,850,000	25/03/2004	900,738	before the month end

			-				-	-	-	-	-	0	25/04/2004	757,295	before the month end
			-				-	-	-	-	-	12,150,000	25/05/2004	1,016,650	before the month end
			-				-	-	-	-	-	12,150,000	25/06/2004	727,008	before the month end
			-				-	-	-	-	-	12,150,000	26/07/2004	545,256	before the month end
			-				-	-	-	-	-	12,150,000	25/08/2004	352,549	before the month end
			-				-	-	-	-	-	12,150,000	21/09/2004	158,514	before the month end
4	Saving Bank	0202098 of 28/11/02	16,000,000	RUR	29/11/2002	26/11/2004	16,50%	16,000,,000	72,329	16,000,000	72,329	16,000,000	26/11/2004	233,333	monthly before the month end
5	Saving Bank	0203042 of 30/09/03	27,600,000	RUR	30/09/2003	28/09/2005	14,00%	27,600,000	0	27,600,000	-	27,600,000	28/09/2005	316,727	monthly before the month end
6	Saving Bank	0103116 of 21/05/03	35,000,000	RUR	21/05/2003	19/05/2004	15,00%	35,000,000	143,836	35,000,000	143,836	35,000,000	19/05/2004	445,890	monthly before the month end
7	Saving Bank	0103165 of 27/06/03	35,000,000	RUR	30/06/2003	24/06/2004	15,00%	35,000,000	143,836	35,000,000	143,836	35,000,000	24/06/2004	445,890	monthly before the month end

8	LG Electronics, South Korea	OBC-2/94 of 05/07/94	-			02/02/2010	-	70,167	-	2,003,268	-	2,003,268	02/02/2010	-	
		OBC-4/95 of 12/01/95	-			02/02/2010	-	157,167	-	4,487,118	-	4,487,118	03/02/2010	-	
		OBC-4/1-97 of 25/04/97	-			02/02/2010	-	12,157	-	347,082	-	347,082	04/02/2010	-	
		OBC-14/95 of 14/12/95	-			02/02/2010	-	657,965	-	18,784,892	-	18,784,892	05/02/2010	-	
		OBC-15/95 of 14/12/95	-			02/02/2010	-	102,312	-	2,921,008	-	2,921,008	06/02/2010	-	
		OBC-23/97 of 14/01/97	-			02/02/2010	-	97,167	-	2,774,118	-	2,774,118	07/02/2010	-	
9	Alcatel Bell NV, Belgium	C3229-OBC-17/96 of 01/03/96	505,868	EUR		31/12/2004	6%	223,729	3,878	7,847,333	136,036	84,312	31/12/2003	7,757	31/12/2003
			-				-	-	-	-	-	84,312	30/06/2004	5,115	30/06/2004
			-				-	-	-	-	-	55,105	31/12/2004	2,586	31/12/2004
10	ZAO Alcatel, S/ Petersburg	C3229-OBC-17/96 of 01/03/96	73,214	EUR		31/12/2004	6%	36,607	561	239,461	19,252	12,202	31/12/2003	1,123	31/12/2003
			-				-	-	-	-	0	12,202	30/06/2004	740	30/06/2004
			-				-	-	-	-	0	12,203	31/12/2004	374	31/12/2004
11	ZAO Alcatel, S. Petersburg	OBC26/1-97-C3290S of 18/04/97	90,679	EUR		31/12/2004	6%	45,339	695	758,970	23,837	15,113	31/12/2003	1,390	31/12/2003
			-				-	-	-	-	-	15,113	30/06/2004	917	30/06/2004
			-				-	-	-	-	-	15,113	31/12/2004	463	31/12/2004
12	Vnesheco	123-1-1-27 of 19/07/96	1,521,093	EUR		01/09/2005	6,50%	1,130,307	347,120	7,441,176.00	9,449,531	521,869	overdue	475,058	overdue + fine

	nombank														
			,				2%	,	,	,	,	101,406	03/03/2003-overdue	26,002	03/03/2003-overdue
			,				overdue payment charge	,	178,123	,	4,588,032	101,406	01/09/2003-overdue	21,309	01/09/2003-overdue
			,				,	,	,	,	,	101,406	01/03/2004	17,239	01/03/2004
			,				,	,	,	,	,	101,406	01/09/2004	12,929	01/09/2004
			,				,	,	,	,	,	101,406	01/03/2005	8,620	01/03/2005
			,				,	,	,	,	,	101,406	01/09/2005	4,310	01/09/2005
13	Ericsson Nicola Tesla (Croatia)	065-10-135/93 of 02/07/93	,	EUR			,	,	,	737,346	,	,		reimbursement of tax on foreign entities/ individuals	
	Ivanovo		,				,	,	,	,	,	,		,	
1	ACB Promsvyazbank (Private JSC)	#4225 of 15/08/03	20,000,000	RUR	15/08/2003	10/08/2004	15%		,	,	0.00	,	0.00		,
2	ACB ZAO Kranbank	#140 of 29/10/02	3,000,000	RUR	29/10/2002	On demand	19%		,	,	3,000,000.00	,	3,000,000.00	On demand	,
3	ACB ZAO Kranbank	#79 of 30/05/03	3,000,000	RUR	30/05/2003	27/08/2003	19%		,	,	0.00	,	0.00		,
4	Subsidiary of ACB Voznesenski	#153 of 27/06/02	5,000,000	RUR	27/06/2002	18/06/2004	16%		,	,	5,000,000.00	,	5,000,000.00	18/06/2004	,

5	Subsidiary of ACB Voznesenski	#184 of 23/09/02	6,000,000	RUR	23/09/2002	25/09/2003	16%	,	,	0.00	,	0.00		,	
6	Subsidiary of ACB Voznesenski	#219 of 29/11/02	2,000,000	RUR	29/11/2002	28/11/2003	16%	,	,	2,000,000.00	,	2,000,000.00	28/11/2003	,	
7	Subsidiary of ACB Voznesenski	# 92/кд of 29/11/02	3,000,000	RUR	29/11/2002	22/08/2003	22%	,	,	0.00	,	0.00		,	
8	Ivanovo branch 8639 of SB	#105 of 23/08/02	11,000,000	RUR	23/08/2002	20/08/2003	21%	,	,	0.00	,	0.00		,	
9	Ivanovo branch 8639 of SB	#1163 of 20/02/02	10,000,000	RUR	20/02/2002	15/02/2003	21%	,	,	0.00	,	0.00		,	
10	Ivanovo branch 8639 of SB	#1180 of 22/03/02	10,000,000	RUR	22/03/2002	20/03/2003	21%	,	,	0.00	,	0.00		,	
11	Ivanovo branch 8639 of SB	#1223 of 27/06/02	10,000,000	RUR	27/06/2002	25/06/2003	21%	,	,	0.00	,	0.00		,	
12	Ivanovo branch 8639 of SB	#1251 of 25/07/02	10,000,000	RUR	25/07/2002	24/07/2003	21%	,	,	0.00	,	0.00		,	
13	Ivanovo branch 8639 of SB	#1277 of 31/10/02	2,000,000	RUR	31/10/2002	27/10/2003	18%	,	,	2,000,000.00	,	2,000,000.00	27/10/2003	,	

14	Ivanovo branch 8639 of SB	#1289 of 31/12/02	7,000,000	RUR	31/12/2002	25/12/2003	19%	-	-	7,000,000.00	-	7,000,000.00	25/12/2003	-	
15	Ivanovo branch 8639 of SB	#1306 of 31/03/03	20,000,000	RUR	31/03/2003	24/03/2004	18%	-	-	20,000,000.00	-	20,000,000.00	24/03/2004	-	
16	Public JSC CIB Euroalliance	#47/2002 of 26/04/02	150,000	USD	26/04/2002	12/04/2004	18%	150,000.00	-	4,591,785.00	-	4,591,785.00	12/04/2004	-	
17	JSC Promtech montazh	#10 of 25/07/03, note #4381681	500,000	RUR	25/07/2003	25/01/2004	20%	-	-	500,000.00	-	500,000.00	25/01/2004	-	
18	JSC Promtech montazh	# 11of 21/08/03 note #4381682	500,000	RUR	21/08/2003	21/02/2004	20%	-	-	500,000.00	-	500,000.00	21/02/2004	-	
19	JSC Promtech montazh	# 12 of 12/09/03 note #4381683	1,000,000	RUR	12/09/2003	12/03/2004	20%	-	-	1,000,000.00	-	1,000,000.00	12/03/2004	-	
20	Center-service of notes	#1 of 25/10/2000	2,490,000	RUR	25/10/2000	At sight	0%	-	-	2,490,000.00	-	2,490,000.00	On demand	-	
21	Bond issue (natural persons)		-	RUR			0,2%	-	-	17,428,025.00	7,725.00	17,428,025.00	2003-2008	7,725.00	2003
22	Iskratel	#500-03-5-0244/5 of15/03/2000	724,429	USD	15/03/2000	01/11/2003	0%	0.00	-	0.00	-	-		-	
	Kostroma		-				-	-	-	-	-	-		-	

1	Vnesheconombank	92-1-1-27 of 12/03/96	1,382,715	EVR	12/03/96	01/03/04	8%	992,395.00	483,789.00	37,359,549.00	1,596,781.00				
2	Public JSC Vneshtorgbank	19/03-KP of 14/05/03	30,000,000	RUR	16/05/03	28/01/04	17%			30,000,000.00	139,726.00				Monthly from 20th to 25th day
3	Public JSC Saving Bank of RF	1031 of 25/02/03	4,500,000	RUR	25/02/03	24/02/04	18%			4,499,489.00	6,657.00				Monthly before 27th day
4	Public JSC IMPEXBANK	536 of 03/06/03	30,000,000	RUR	05/06/03	03/06/04	16%			29,910,000.00	-				Monthly before the 25th day
5	Public JSC Svyazinvest	637 of 04/03/98	509,000	hard curr.	21/03/98	31/12/04	-	181,816.00		1,071,609.00		As scheduled monthly			
6	Public JSC Svyazinvest	1717 of 14/05/02	8,000,000	RUR	30/05/02	19/05/05	16%			8,000,000.00	133,260.00	8,000,000.00	19/05/05		quarterly
7	Public JSC Svyazinvest	2482 of 20/06/02	8,000,000	RUR	01/07/02	15/04/05	16%			8,000,000.00	21,041.00	8,000,000.00	15/04/05		quarterly
8	Public JSC Svyazinvest	3063 of 30/07/02	8,000,000	RUR	08/08/02	23/07/05	16%			8,000,000.00	203,397.00	8,000,000.00	23/07/05		quarterly
9	Public JSC Svyazinvest	3927 of 09/10/02	5,000,000	RUR	15/10/02	23/09/05	16%			5,000,000.00	175,342.00	5,000,000.00	25/09/05		quarterly
10	CB Gasprombank (Private JSC)	119/1 of 06/08/03	4,000,000	RUR	08/08/03	30/07/04	16%			4,000,000.00	-				Monthly up to 27 day
	Kursk														
1	Vnesheconombank	#122-1-1	1,606,427	Euro	19/07/1996	01/09/2005	9%	1,079,748.91	353,384.94	37,872,301.00	12,395,012.00	37,872,301.00	01/09/2005	12,395,012.00	30/12/2003
2	Sberbank of RF	#621102303	21,300,000	RUR	29/11/2002	28/11/2003	17%			16,800,000.00		16,800,000.00	28/11/2003		
3	Series A	# 4007	5,698,500	RUR	09/08/1999	30/06/2011	10%			5,698,500.00		5,698,500.00	30/06/2011		

4	Series Б	# 1208	260,000	RUR	09/08/1999	30/06/2011	10%	-	-	260,000.00	-	260,000.00	30/06/2011	-	
5	Series В	#22-967	2,698,000	RUR	09/08/1999	30/06/2011	10%	-	-	2,698,000.00	-	2,698,000.00	30/06/2011	-	
6	Series Г	# 1-11	70,000	RUR	09/08/1999	30/06/2011	10%	-	-	70,000.00	-	70,000.00	30/06/2011	-	
7	Series Д	#13358	1,792,800	RUR	20/03/2000	28/02/2012	10%	-	-	1,792,800.00	-	1,792,800.00	28/02/2012	-	
8	Series Е	#5762	748,500	RUR	31/05/2000	30/04/2007	10%	-	-	748,500.00	-	748,500.00	30/04/2007	-	
9	Series Ж	#1-499	748,500	RUR	31/05/2000	30/04/2007	10%	-	-	748,500.00	-	748,500.00	30/04/2007	-	
10	Series 01	#14138	750,000	RUR	09/11/2000	30/09/2008	10%	-	-	750,000.00	-	750,000.00	30/09/2008	-	
11	Series 02	#14182	75,000	RUR	09/11/2000	30/09/2008	10%	-	-	75,000.00	-	75,000.00	30/09/2008	-	
12	Series 03	#1-196	300,000	RUR	09/11/2000	30/09/2008	10%	-	-	300,000.00	-	300,000.00	30/09/2008	-	
13	Series 04	#14881	750,000	RUR	13/12/2000	30/04/2009	20%	-	-	750,000.00	-	750,000.00	30/04/2009	-	
	Lipetsk		-				-	-	-	-	-	-		-	
1	Vnesheconombank, Moscow	#112-1-1-27	3,722,710	Euro	19/06/96	01/02/06	8%	1,970,301.00	349,297.00	69,108,495.00	12,251,619.00	875,386.00	2 003	209,593.00	2 003
			-				-	-	-	-	-	437,966.00	2 004	83,861.00	2 004
			-				-	-	-	-	-	437,966.00	2 005	46,497.00	2 005
			-				-	-	-	-	-	218,983.00	2 006	9,346.00	2 006
2	Vnesheconombank, Moscow	#144-1-1-27	1,912,934	Euro	02/12/96	01/05/2006	8%	1,012,730.00	141,572.00	35,521,605.00	4,965,648.00	450,102.00	2 003	69,698.00	2 003
			-				-	-	-	-	-	225,051.00	2 004	43,072.00	2 004
			-				-	-	-	-	-	225,051.00	2 005	23,979.00	2 005
			-				-	-	-	-	-	112,526.00	2 006	4,823.00	2 006

3	Vneshecombank, Moscow	#226-1-1-27	1,933,154	Euro	10/07/97	01/02/07	8%	1,250,115.00	222,402.00	43,847,924.00	7,800,771.00	454,110.00	2 003	87,029.00	2 003
			-				-	-	-	-	-	227,430.00	2 004	62,892.00	2 004
			-				-	-	-	-	-	227,430.00	2 005	43,464.00	2 005
			-				-	-	-	-	-	227,430.00	2 006	24,205.00	2 006
			-				-	-	-	-	-	113,715.00	2 007	4,812.00	2 007
4	Vneshtorg bank, Voronezh	#KB 97801286	2,000,000	Euro	14/12/01	26/10/2004	9%	1,850,000.00	30,390,.00	64,888,935.00	1,065,947.00	450,000.00	2 003	30,390.00	2 003
			-				-	-	-	-	-	1,400,000.00	2 004	-	2 004
5	Vneshtorg bank, Voronezh	#KB 97803094	2,729,470	Euro	27/03/03	27/01/06	8%	2,729,470.00	0.00	95,736,433.00	0.00	1,200,000.00	2 004	-	2 003
			-				-	-	-	-	-	1,440,000.00	2 005	-	2 004
			-				-	-	-	-	-	89,470.00	2 006	-	2 005
6	Sberbank Lipetsk	610103098	59,000,000	RUR	31/03/2003	30/03/05	18%	0.00	0.00	59,000,000.00	290,959.00	59,000,000.00	2 005	290,959.00	2 003
7	Iskratel, Slovenia	# 500-03-7-1011-1014	2,780,657	USD	30/09/98	31/12/03	5%	194,116.00	0.00	5,942,260.00	0.00	194,116.00	2 003	0.00	2 003
8	Sberbank Lipetsk	610103160	10,000,000	RUR	13/05/2003	12/05/2004	18%	0.00	0,00	10,000,000.00	49,315.00	10,000,000.00	2 004	49,315.00	2 004
9	Sberbank Lipetsk	610103170	11,000,000	RUR	20/05/2003	19/05/2004	17%	0.00	0.00	11,000,000.00	51,233.00	11,000,000.00	2 003	51,233.00	2 003
10	Sberbank Lipetsk	610102243	23,000,000	RUR	18/10/02	17/10/03	18%	0.00	0.00	23,000,000.00	113,425.00	23,000,000.00	2 003	113,425.00	2 003
11	Sberbank Lipetsk	610102254	12,000,000	RUR	28/10/02	28/10/03	18%	0.00	0.00	12,000,000.00	59,178.00	12,000,000.00	2 003	59,178.00	2 003
12	Sberbank Lipetsk	610102264	12,000,000	RUR	12/11/02	12/11/03	18%	0.00	0.00	12,000,000.00	59,178.00	12,000,000.00	2 003	59,178.00	2 003
13	Sberbank Lipetsk	610102279	13,000,000	RUR	12/11/02	25/11/03	18%	0.00	0.00	13,000,000.00	64,110.00	13,000,000.00	2 003	64,110.00	2 003

14	Sberbank Lipetsk	610103021	70,000,000	RUR	31/01/03	29/01/04	18%	0.00	0.00	70,000,000.00	345,205.00	70,000,000.00	2 004	345,205.00	2 003
15	Sberbank Lipetsk	610103080	20,000,000	RUR	24/03/03	23/03/04	18%	0.00	0.00	20,000,000.00	98,630.00	20,000,000.00	2 004	98,630.00	2 003
16	Sberbank Lipetsk	610103167	15,000,000	RUR	16/05/2003	12/11/2003	17%	0.00	0.00	15,000,000.00	69,863.00	15,000,000.00	2 003	69,863.00	2 003
	Moscow		-				-	-	-	-	-	-		-	
1	Public JSC Svyazinvest	559 of 24/02/98	1,720,000	USD	24/02/1998	25/12/2003	21,0%	-	-	524,706.00	4,774,323.00	139,332.00	Oct03 - Dec03 (monthly equal installments))	152,143.00	Dec 03
2	CB Ogni Moskvy	69-к-02/560/02-DO of 09/04/02	18,000,000	RUR	22/04/2002	22/04/2004	22,0%	-	-	18,000,000.00	650,959.00	18,000,000.00	April04	-	monthly
3	CB Ogni Moskvy	203-к-03/2450/03-DO of 02/06/03	40,000,000	RUR	04/06/2003	up to 30 days on the Bank request	21,0%	-	-	40,000,000.00	364,931.00	40,000,000.00	up to 30 days on the Bank request	-	monthly
4	ACB Crosna-bank	3-208-3 of 06/06/03	30,000,000	RUR	06/06/2003	06/06/2004	17,0%	-	-	30,000,000.00	-	30,000,000.00	June04	-	monthly
5	ACB Promsvyazbank (Private JSC)	3417/1700/02-DO of 10/12/02	100,000,000	RUR	15/12/2002	16/12/2003	19,0%	-	-	99,820,000.00	-	99,820,000.00	Dec03	-	monthly
6	ACB Promsvyazbank (Private JSC)	3162/1369-02-DO of 22/10/02	12,251,544	RUR	10/11/2002	12/05/2004	17,5%	-	-	5,415,134.00	585.00	7,487,051.00	Octob03	-	Octob 03
			-				-	-	-	-	-	8,167,692.00	Novem03	-	Nov 03
			-				-	-	-	-	-	8,848,333.00	Dec03	-	Dec 03

7	ACB Promsvyazbank (Private JSC)	3079 of 31/07/02	90,000,000	RUR	12/08/2002	29/12/2003	19,0%	,	,	90,000,000.00	,	90,000,000.00	Dec03	,	monthly
8	ACB Promsvyazbank (Private JSC)	3709 of 01/04/03	400,000,000	RUR	01/04/2003	09/04/2004	18,0%	,	,	400,000,000.00	,	400,000,000.00	April04	,	monthly
9	ACB Promsvyazbank (Private JSC)	3856 of 01/07/03	20,000,000	RUR	10/07/2003	23/06/2004	17,0%	,	,	20,000,000.00	,	20,000,000.00	June04	,	
10	Subsidiary GUTA-MGTS of Private JSC CB Guta-Bank	45206-810-332 of 27/04/2001	150,000,000	RUR	28/04/2001	24/04/2004	21,0%	,	,	100,000,000.00	,	100,000,000.00	April04	,	monthly
11	Subsidiary GUTA-MGTS of Private JSC CB Guta-Bank	566-DO of 23/07/01	8,542,617	USD	16/10/2001	10/01/2006	LIBOR+7%	4,935,537.00	42,811.,00	151,086,175.00	1,310,522.00	,	equal installments of USD427,130/85 from April02	,	quarterly from Jan 02
12	Subsidiary GUTA-MGTS of Private JSC CB Guta-Bank	565-DO of 23/07/01	3,161,150	USD	25/01/2002	25/01/2007	LIBOR+7%	2,231,341.00	55,395.,00	68,305,586.00	1,695,750.00	,	equal installments of USD158,057/5 from April02	,	quarterly from Jan 02
13	Subsidiary GUTA-MGTS of Private	45208-840-383/1313 of 09/10/02	726,905	USD	09/10/2002	16/10/2006	LIBOR+7%	590,610.00	8,633,00	18,079,704.00	264,281.00	549,184.00	equal installments of USD45,432	,	quarterly from Jan 03

	JSC CB Guta-Bank											quarterly from Jan2003		
14	Vneshtorg bank	669/455/02-DO of 29/03/02	7,636,240	USD	01/04/2002	01/03/2005	9,0%	3,006,240.00	77,566,00	92,026,718.00	2,374,450.00	275,000.00	equal installments monthly from July 02		quarterly from July 02
15	Vneshtorg bank	735/1087/02-DO of 28/08/02	2,742,840	USD	28/08/2002	28/07/2005	8,0%	1,587,840.00	44,653.,00	48,606,799.00	1,366,907.00	90,000.00	equal installments monthly from Sept02		
16	Vneshtorg bank	799/2388/03-DO of 19/06/03	17,496,816	USD	20/06/2003	20/06/2006	7,5%	15,396,816.00	25,310..00	470,067,035.00	774,782.00	700,000.00	equal installments monthly from July 2003		
17	Bond issue	Issue prospectus	600,000,000	RUR	16/11/2001	19/11/2003	22%,first coupon, 21,5%-second, coupon, 20.5%, third coupon,18%,fourth coupon and fifth			600,000,000.00	45,167,753.00	600,000,000.00	Novem03	53,852,055.00	Novem03 (the fifth coupon)
18	Bond issue	Issue prospectus	600,000,000	RUR	23/07/2002	23/07/2005	20% first coupon and second coupons,18%,third and fourth coupons,16% fifth and sixth coupons			600,000,000.00	47,572,028.00	600,000,000.00	July 05	56,744,149.00	Octob 03 (third coupon)
	Orel														

1	Vneshecononombank	111-1-1-27	2,685,553	Euro	19/06/1996	01/02/2006	8%	1,679,737.01	481,106.74	11,640,577.14	14,772,693.70	100,000.02	01/02/2001	76,229.99	01/02/2001
		of 19/06/1996	-				-	-	-	-	-	157,973.70	01/08/2001	70,100.83	01/08/2001
			-				-	-	-	-	-	157,973.70	01/02/2002	61,313.54	01/02/2002
			-				-	-	-	-	-	157,973.70	01/08/2002	53,711.06	01/08/2002
			-				-	-	-	-	-	-		-	
			-				-	-	-	-	-	157,973.70	03/02/2003	47,519.37	03/02/2003
			-				-	-	-	-	-	157,973.70	01/08/2003	39,835.71	01/08/2003
			-				-	-	-	-	-	157,973.70	02/02/2004	132,396.25	30/09/2003
			-				-	-	-	-	-	157,973.70	02/08/2004	-	
			-				-	-	-	-	-	157,973.70	01/02/2005	-	
			-				-	-	-	-	-	157,973.70	01/08/2005	-	
			-				-	-	-	-	-	157,973.70	01/02/2006	-	
2	Vneshecononombank	217-1-1-27	1,567,575	Euro	10/07/1997	01/02/2007	8%	1,198,733.76	333,976.17	7,876,759.27	10,233,328.13	92,210.29	01/02/2001	52,586.12	01/02/2001
		of 10/07/1997	-				-	-	-	-	-	92,210.29	01/08/2001	49,101.99	01/08/2001
			-				-	-	-	-	-	92,210.29	01/02/2002	43,742.25	01/02/2002
			-				-	-	-	-	-	92,210.29	01/08/2002	39,189.37	01/08/2002
			-				-	-	-	-	-	-		-	
			-				-	-	-	-	-	92,210.29	03/02/2003	35,662.33	03/02/2003
			-				-	-	-	-	-	92,210.29	01/08/2003	31,003.15	30/08/2003
			-				-	-	-	-	-	92,210.29	02/02/2004	82,690.96	30/09/2003
			-				-	-	-	-	-	92,210.29	02/08/2004	-	
			-				-	-	-	-	-	92,210.29	01/02/20	-	

													05		
			-				-	-	-	-	-	92,210.29	01/08/2005	-	
			-				-	-	-	-	-	92,210.29	01/02/2006	-	
			-				-	-	-	-	-	92,210.29	01/08/2006	-	
			-				-	-	-	-	-	92,210.29	01/02/2007	-	
3	Public JSC Crosna-Bank	3/111-02	380,000	USD	28/01/2002	24/07/2004	16%	30,000.00	-	918,357.00	-	30,000.00	24/07/2004	-	
		of 24/01/2002	-				from01/04/2003	-	-	-	-	-		-	
4	Public JSC Crosna-Bank	3/211-02	-				-	-	-	-	-	-		-	
		of 11/03/2002	350,000	USD	11/03/2002	11/09/2004	16%	350,000.00	-	10,714,165.00	-	58,000.00	April 2004	-	
			-				from01/04/2003	-	-	-	-	58,000.00	May 2004	-	
			-				-	-	-	-	-	58,000.00	June 2004	-	
			-				-	-	-	-	-	58,000.00	July 2004	-	
			-				-	-	-	-	-	58,000.00	August 2004	-	
			-				-	-	-	-	-	60,000.00	September 2004	-	
5	Public JSC Crosna-Bank	3/389-02	113,000	USD	16/05/2002	21/11/2004	16%	113,000.00	-	3,459,144.70	-	30,000.00	August 2004	-	
		of 16/05/2002	-				from 01/04/2003	-	-	-	-	30,000.00	September 2004	-	
			-				-	-	-	-	-	30,000.00	October 2004	-	

												23,000.00	November 2004		
6	Public JSC Impexbank	350-2002	110,000,000	RUR		27/12/2004	21%			55,000,000.00		55,000,000.00	27/12/2004		
		of 26/12/2002					17% from24/07/2003								
			30,000,000		27/12/2002		19% from 01/08/2003								
			8,000,000		18/02/2003										
			4,000,000		19/02/2003										
			13,000,000		31/07/2003										
	Ryazan														
1	Sberbank RF	142 of 27/06/2003	13,000,000	RUR	4/07/2003	11/09/2003	18%			9,000,000.00	0.00		25/06/2004		monthly on the 27th day
2	Vneshecononbank	121-1-1-27 of 19/07/96	4,125,170	EUR	19/07/1996	19/08/2005	6%	1,365,169.24	1,098,545.39	9,229,278.63	31,967,374.69		2 times a year March, September		2 times a year March, September
	Smolensk														
1	Private JSC CB Guta-Bank, Smolenski subsidiary	#03/01/1 of23/07/03	50,000,000	RUR	23/07/03	22/07/05	15%			45,833,334.00		2,083,333.00	31/10/03/		
												2,083,333.00	28/11/03/		
												2,083,333.00	29/12/03/		

			-				-	-	-	-	-	2,083,333.00	30/01/04/	-	
			-				-	-	-	-	-	2,083,333.00	27/02/04/	-	
			-				-	-	-	-	-	2,083,333.00	31/03/04/	-	
			-				-	-	-	-	-	2,083,333.00	30/04/04/	-	
			-				-	-	-	-	-	2,083,333.00	31/05/04/	-	
			-				-	-	-	-	-	2,083,333.00	30/06/04/	-	
			-				-	-	-	-	-	2,083,333.00	30/07/04/	-	
			-				-	-	-	-	-	2,083,333.00	31/08/04/	-	
			-				-	-	-	-	-	2,083,333.00	30/09/04/	-	
			-				-	-	-	-	-	2,083,333.00	29/10/04/	-	
			-				-	-	-	-	-	2,083,333.00	30/11/04/	-	
			-				-	-	-	-	-	2,083,333.00	29/12/04/	-	
			-				-	-	-	-	-	2,083,333.00	31/01/05/	-	
			-				-	-	-	-	-	2,083,333.00	28/02/05/	-	
			-				-	-	-	-	-	2,083,333.00	31/03/05/	-	
			-				-	-	-	-	-	2,083,333.00	29/04/05/	-	
			-				-	-	-	-	-	2,083,333.00	31/05/05/	-	
			-				-	-	-	-	-	2,083,333.00	30/06/05/	-	
			-				-	-	-	-	-	2,083,341.00	22/07/05/	-	
2	Private JSC CB Guta-Bank, Smolenski subsidiary	#03/01/2 of20/08/03	30,000,000	RUR	20/08/03	22/07/05	15%	-	-	28,695,652.00	-	1,304,348.00	31/10/03/	-	
			-				-	-	-	-	-	1,304,348.00	28/11/03/	-	
			-				-	-	-	-	-	1,304,348.00	29/12/03/	-	

			-				-	-	-	-	-	1,304,348.00	30/01/04/	-	
			-				-	-	-	-	-	1,304,348.00	27/02/04/	-	
			-				-	-	-	-	-	1,304,348.00	31/03/04/	-	
			-				-	-	-	-	-	1,304,348.00	30/04/04/	-	
			-				-	-	-	-	-	1,304,348.00	31/05/04/	-	
			-				-	-	-	-	-	1,304,348.00	30/06/04/	-	
			-				-	-	-	-	-	1,304,348.00	30/07/04/	-	
			-				-	-	-	-	-	1,304,348.00	31/08/04/	-	
			-				-	-	-	-	-	1,304,348.00	30/09/04/	-	
			-				-	-	-	-	-	1,304,348.00	29/10/04/	-	
			-				-	-	-	-	-	1,304,348.00	30/11/04/	-	
			-				-	-	-	-	-	1,304,348.00	29/12/04/	-	
			-				-	-	-	-	-	1,304,348.00	31/01/05/	-	
			-				-	-	-	-	-	1,304,348.00	28/02/05/	-	
			-				-	-	-	-	-	1,304,348.00	31/03/05/	-	
			-				-	-	-	-	-	1,304,348.00	29/04/05/	-	
			-				-	-	-	-	-	1,304,348.00	31/05/05/	-	
			-				-	-	-	-	-	1,304,348.00	30/06/05/	-	
			-				-	-	-	-	-	1,304,344.00	22/07/05/	-	
3	Private JSC CB Guta-Bank, Smolenski subsidiary	#03/01/3 of25/09/03	20,000,000	RUR	25/09/03	22/07/05	15,0%	-	-	20,000,000.00	-	909,091.00	31/10/03/	-	
			-				-	-	-	-	-	909,091.00	28/11/03/	-	
			-				-	-	-	-	-	909,091.00	29/12/03/	-	

			-				-	-	-	-	-	909,091.00	30/01/04/	-	
			-				-	-	-	-	-	909,091.00	27/02/04/	-	
			-				-	-	-	-	-	909,091.00	31/03/04/	-	
			-				-	-	-	-	-	909,091.00	30/04/04/	-	
			-				-	-	-	-	-	909,091.00	31/05/04/	-	
			-				-	-	-	-	-	909,091.00	30/06/04/	-	
			-				-	-	-	-	-	909,091.00	30/07/04/	-	
			-				-	-	-	-	-	909,091.00	31/08/04/	-	
			-				-	-	-	-	-	909,091.00	30/09/04/	-	
			-				-	-	-	-	-	909,091.00	29/10/04/	-	
			-				-	-	-	-	-	909,091.00	30/11/04/	-	
			-				-	-	-	-	-	909,091.00	29/12/04/	-	
			-				-	-	-	-	-	909,091.00	31/01/05/	-	
			-				-	-	-	-	-	909,091.00	28/02/05/	-	
			-				-	-	-	-	-	909,091.00	31/03/05/	-	
			-				-	-	-	-	-	909,091.00	29/04/05/	-	
			-				-	-	-	-	-	909,091.00	31/05/05/	-	
			-				-	-	-	-	-	909,091.00	30/06/05/	-	
			-				-	-	-	-	-	909,089.00	22/07/05/	-	
4	Joint-Stock Commercial Saving Bank of the Russian Federation (Public	# 452897 of 23/12/2002	10,500,000	RUR	23/12/2002	15,12,03	16%	-	-	2,625,000.00	-	875,000.00	31/10/03/	-	

	JSC)														
			-				-	-	-	-	-	875,000.00	28/11/03/	-	
			-				-	-	-	-	-	875,000.00	15/12/03/	-	
5	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	# 1099 of 27/06/2003	13,000,000	RUR	27/06/03	23/12,03	16%	-	-	9,750,100.00	-	1,083,300.00	31/10/03/	-	
			-				-	-	-	-	-	1,083,300.00	28/11/03/	-	
			-				-	-	-	-	-	7,583,500.00	23/12/03/	-	
	Tambov		-				-	-	-	-	-	-		-	
1	Vneshecononbank	# 48-1-1-27 of 21/03/95	1,797,000	EURO	21/03/1995	April 2005	7%	422,812.21	0.00	14,830,180.55	0.00	105703.05,,105703.05,105703.05,105703.06	4Q 2003 2 Q 2004 4 Q 2004 2 Q 2005	-	
2	Tambov branch #8594 of SB	# 640102457 of 04/12/02	25,000,000	RUR	04/12/2002	01/12/2003	17%	-	-	20,300,000.00	0.00	20,300,000.00	4 Q 2003	-	
3	Tambov branch #8594 of SB	# 640103253 of 19/05/03	5,000,000	RUR	19/05/2003	29/10/2004	17%	-	-	5,000,000.00	0.00	5,000,000.00	4 Q 2004	-	
4	Tambov branch #8594 of SB	# 640103278 of 28/05/03	4,600,000	RUR	28/05/2003	29/10/2004	17%	-	-	4,600,000.00	0.00	4,600,000.00	4 Q 2004	-	

5	Tambov branch #8594 of SB	# 640103368 of 11/07/03	58,000,000	RUR	11/07/2003	29/10/2004	16%			58,000,000.00	0.00	58,000,000.00	4 Q 2004		
	Tver														
1	General public	#1-#544	2,057,779	RUR	28/10/2002	30/09/2006	3%			1,954,918.00	0.00	1,954,918.00	Sept/06	0.00	
2	Public JSC UralSib	# 167 of 17,07,2003	60,000,000	RUR	17/07/2003	16,07,2004	16%			60,000,000.00				622,465.76	Sept 03
2	Public JSC UralSib	#72 of 22/08/2002	20,000,000	RUR	22/08/2002	22/08/2003	21%			0.00		0.00		0.00	
3	Public JSC UralSib	#88 of 30/10/2002	20,000,000	RUR	30/10/2002	30/10/2002	21%			9,600,000.00		9,600,000.00	Octob	117,000.39	Sept
4	Public JSC UralSib	# 130 of 9,04,2003	10,000,000	RUR	09/04/2003	08/04/2004	18%			10,000,000.00				147,945.21	Sept 03
5	Tver branch 8607 of SB	#238 of 13/09/2002	30,000,000	RUR	13/09/2002	12/09/2003	20,50%			0.00	0.00			0.00	
6	Tver branch 8607 of SB	#263 of 21/03/2003	19,912,654	RUR	21/03/2003	19/03/2004	18,50%			19,912,654.00	42,265.00			42,264.72	Sept 03
7	Private JSC Guta-Bank	#45206-810-422 of 28,05,2003	20,000,000	RUR	28/05/2003	25/02/2004	18%			30,000,000.00				394,424.65	Sept 03
8	Private JSC Raiffeisan bank	RBA/365	168,128,946	Yen	28/07/2000	31/10/2005	4,75%	68,496,979.00	336,428.00	18,844,478.00	12,376.00	844,851.00	Sept/03	74,312.22	Sept 03

9	General public	# 1-25 from 09-12/2002	117,225		from 09/12/02	3 years	3%	-	-	47,541.00	2,187.00	3,years		3,years	
10	General public	#1-14 from10/2002 thr03/2003	108,000		from10/02 thr.03/03	3 years	3%	-	-	53,947.00	1,421.00	3,years		3,years	
11	General public	from # 1 of 18/09/2002 thr #68 of 29/09/03	306,000	RUR	Sep/02-fSep/03	Sept 06	3%	-	-	222,083.00	580.00	222,083.00	Sept 06	580.00	October 03
	Tula		-				-	-	-	-	-	-		-	
1	Tula branch 8604 of SB	N 30/5 of 23/09/2003	25,000,000	RUR	23/09/2003	22/10/2003	15%	-	-	24,221,611.00	50,775.00	24,221,611.00	Octob03	50,775.00	October 03
2	Tula subsidiary of ACB Promsvyazbank	Loan agreement N 05к-22 of 19/05/03	30,000,000	RUR	19/05/2003	19/11/2003	15/5%	-	-	10,000,000.00	0.00	10,000,000.00	Nov 03	0.00	October 03
3	Tula subsidiary of ACB Promsvyazbank	Suppl. agreement N 05к-23 of 17/07/03	10,000,000	RUR	17/07/2003	16/01/2004	15/5%	-	-	8,670,470.00	3,429.00	8,670,470.00	Jan 04	3,429.00	October 03
4	Tula branch 8604 of SB	N 438 of 18/07/03	14,000,000	RUR	18/07/2003	17/07/2004	16%	-	-	4,418,500.00	45,447.00	4,418,500.00	July 04	45,447.00	October 03
5	Subsidiary of ACB Bank for Foreign Trade	N 6500/77-KC of 10/06/02	1,837,925	Euro	14/06/2002	14/04/2005	9%	1,012,925.00	3,747,.00	35,528,445.00	131,420.00	35,528,445.00	14/04/2005	131,420.00	Dec 03
6	Subsidiary of ACB	N 6500/154-	4,000,000	Euro	16/10/2002	16/09/2005	9%	2,680,000.00	53,014.,00	94,001,268.00	1,859,483.00	94,001,268.00	16/09/2005	1,859,483.00	October 03

	Bank for Foreign Trade	KC of 16/10/02													
	Yaroslavl														
1	Northern Bank of RF	452110 of 11/07/02	12,600,000	RUR	11/07/2002	01/07/2003	18%			0.00	0.00	0.00	Aug 03	0	Aug 03
2	Northern Bank of RF	452142 of 26/08/02	7,900,000	RUR	26/08/2002	01/08/2003	18%			0.00	0.00	0.00	July 03	0	July 03
3	Northern Bank of RF	452153 of 18/09/2002	7,900,000	RUR	18/09/2002	01/09/2003	18%			0.00	0.00	0.00	Sept 03	0	Sept 03
4	Northern Bank of RF	452155 of 24/09/02	6,900,000	RUR	24/09/2002	01/09/2003	18%			0.00	0.00	0.00	Sept 03	0	Sept 03
5	Northern Bank of RF	452186 of 01/11/02	7,000,000	RUR	01/11/2002	30/10/2003	18%			7,000,000.00	8,917.81	7,000,000.00	Octob 03	8917.81	October 03
6	Northern Bank of RF	452184 of 30/10/02	12,300,000	RUR	30/10/2002	01/10/2003	18%			5,300,000.00	6,752.05	5,300,000.00	Octob 03	6752.05	October 03
7	Northern Bank of RF	452190 of 05/11/02	7,000,000	RUR	05/11/2002	01/11/2003	18%			0.00	0.00	0.00	Nov 03	0	October 03
8	Northern Bank of RF	452072 26/03/03	23,000,000	RUR	31/03/2003	26/03/2004	18%			23,000,000.00	29,301.37	23,000,000.00	March 04	29301.37	October 03
11	ACB Svyaz-bank	0461к of 05/07/02	10,000,000	RUR	05/07/2002	01/07/2003	20%			0.00	0.00	0.00		0	October 03
12	ACB Svyaz-bank	0498 of 07/10/02	3,400,000	RUR	07/10/2002	02/07/2003	20%			0.00	0.00	0.00	July 03	0	October 03
13	ACB Svyaz-	0501к of 14/10/02	1,990,000	RUR	19/10/2002	03/07/2003	20%			0.00	0.00	0.00	July 03	0	October 03

	bank														
14	Promsvyazbank	1 of 17/07/03	23,000,000	RUR	21/07/2003	08/06/2004	16%			23,000,000.00	0.00	23,000,000.00	June 04	0	Sept 03
15	Promsvyazbank	6 of 19/09/03	48,400,000	RUR	19/09/2003	18/09/2004	14%			6,500,000.00	0.00	6,500,000.00		0	
16	Other (individuals)		4,331,376	RUR						4,331,376.00	0.00	0.00		0	
	Directorate														
1	Private JSC CB GUTA-BANk GUTA-MGTS	45207-810-452/2910 of 26/09/03	450,000,000	RUR	26/09/2003	25/09/2005	15%			450,000,000.00		450,000,000.00	Septr05		monthly
2	Middle Russia Bank of Saving Bank of RF	255/2712/03 of 07/08/03	50,000,000	RUR	07/08/2003	04/02/2005	14%			50,000,000.00		50,000,000.00	Febr05		monthly
3	Middle Russia Bank of Saving Bank of RF	256/2715/03 of 07/08/03	50,000,000	RUR	12/08/2003	04/02/2005	14%			49,997,395.51		49,997,395.51	Febr05		monthly
4	Middle Russia Bank of Saving Bank of RF	258/2718/03 of 11/08/03	50,000,000	RUR	12/08/2003	07/02/2005	14%			50,000,000.00		50,000,000.00	Febr 05		monthly
5	Middle Russia Bank of	259/2721/03 of 11/08/03	50,000,000	RUR	12/08/2003	07/02/2005	14%			49,998,069.15		49,998,069.15	Febr 05		monthly

	Saving Bank of RF													
6	Middle Russia Bank of Saving Bank of RF	260/2724/03 of 11/08/03	60,000,000	RUR	19/08/2003	07/02/2005	14%	,	,	59,933,090.52	,	59,933,090.52	Febr 05	,	monthly
7	Middle Russia Bank of Saving Bank of RF	252 of 29/08/03	150,000,000	RUR	29/08/2003	22/02/2005	14%	,	,	72,100,000.00	,	72,100,000.00		,	monthly
8	Investment bank TRUST Public JSC	051/018/05 053/2750 of 15/08/03	500,000,000	RUR	15/08/2003	14/08/2004	16%	,	,	500,000,000.00	,	500,000,000.00	Aug 04	,	monthly from 20/09/03
9	Bond issue	bond issue prospectus	2,000,000,000	RUR	16/09/2003	14/09/2006	12,35%	,	,	2,000,000,000.00	10,150,685.00	2,000,000,000.00	March04	123,500,000.00	March04 first coupon
							Jap. yens	68,496,979.00	336,428.00	,					
							USD	28,585,500.00	254,368.00	,					
TOTAL							Euro	22,474,872.67	4,909,415.52	8,368,807,736.70	264,166,790.75				

2.3.3 The issuer's liabilities arising from securities provided to third persons

The total amount of securities provided by the issuer in the total amount of third parties' obligations on which the Company provided securities both in the form of pledge or surety.

Value of securities as at September 30, 3002: RUR 4,990,607,347
of which:

value of pledge (mortgage) as at September 30, 2003: RUR4,167,651,586
value of surety at September 30, 2003: RUR784,646,315

There are no securities provided by the issuer to third parties in the third quarter, included those in the form of pledges or surety, valued at least 5% of the assets over the reporting period.

2.3.4 Other liabilities of the issuer

No other liabilities

2.4 The objectives of securities issues and channeling the proceeds from placement of issued securities

Proceeds from placement of the issuer bonds are planned to be used for financing ongoing operations of the issuer.

2.5 Risks related to purchases of outstanding issued (to be placed) securities

2.5.1 Risks in the telecommunications industry

Recently passed entering into force the Federal Telecommunications Act may be considered as an industrial risk connected to JSC CenterTelecom. Summing up the Act the following should be noted:

First. The government is expected to increase pressure on CenterTelecom toward solving social problems setting priorities in favor of customers.

Second. Pursuant to the new issue of the Act licensing shall be significantly simplified becoming more transparent and open, resulting in lower market entrance barrier for alternative new entrants and consequently, stiffer competition.

Third. Antimonopoly legislation of the pricing policies is a catalyst and facilitates tougher competition in the industry.

Development of telecommunications technology also lowers the market entrance barrier for new players resulting in fierce competition.

It should be noted that CenterTelecom anticipates likely negative consequences of growing competition and undertakes necessary measures to alleviate the consequences. In particular, new services will be promoted more actively. Market driven customer focused business will also help the Company secure substantial competitive advantages.

The following internal and consequently more yielding to control negative influences can be mentioned: sales organization of the Company is not efficient enough, customer care and marketing levels are not sufficient.

Macroeconomic overview of the regions where JSC CenterTelecom does business:

The Central Federal District (CFD) is the focus of the Company's interests and consists of 17 regions accounting for 20% of Russia's population. The share of the CFD in the national GDP (excluding Moscow) is estimated by experts at 12.8% - a fairly significant share as compared to other federal districts of Russia. The Districts is rated fourth in terms of living standards, but only seventh in terms of per capita income. Differences in the regional economic development are evident. The district comprises both well-developed regions like Moscow, Yaroslavl, Belgorod, and less developed regions, like Kostroma, Ivanovo, Orel regions.

The district development follows the basic generic Russian scenario, anticipating moderate economic growth rates.

As compared to 1999, the GDP of the Central Federal District grew 2.5 times, while average wages

and salaries grew by 2.4 times. Industrial output, retail trade volume and housing facilities construction experience modest growth.

Russia's GDP in 2002 reached some RUR10863.4 billion (*Source*: State Committee for Statistics), with experts forecasting GDP of RURU20804.6 billion in 2006. Taking into account inflation rates projected by the Ministry of Economic Development the GDP in dollar terms should be some USD500 billion.

The Russian rouble continues its rally and becomes stronger. By 2001 end Russian rouble valued at 80% of its level in 1995. Compounded appreciation of the Rouble over 2002-2003 will amount to about 18%.

General economic and demographic parameters of the regions of CenterTelecom's business operations. (in 2002 and forecast for 2006)

Regions	2002			Forecast for 2006		
	Gross Regional Product (RUR in billions)	Population (in thousands)	Monthly income, RUR	Gross Regional Product (RUR in billions)	Population (in thousands)	Monthly income, RUR
Belgorod region	85.3	1512.4	3138.9	157.4	1527.8	12883.6
Bryansk region	36.5	1378.9	2469.8	63.0	1320.2	9988.5
Vladimir region	63.3	1524.9	2285.7	113.5	1456.5	8366.3
Voronezh region	107.1	2379.0	2779.3	197.6	2298.9	9516.1
Ivanovo region	22.1	1148.9	1777.9	37.8	1087.2	5962.7
Kaluga region	47.4	1040.9	2311.1	87.4	1001.9	7435.7
Kostroma region	26.9	737.5	2794.9	46.0	703.0	12157.0
Kursk region	48.2	1235.6	2762.3	83.2	1173.3	11317.7
Lipetsk region	94.2	1213.4	3477.7	178.7	1188.6	15585.1
Moscow region	424.8	6627.0	3850.4	761.9	6606.0	15403.6
Orel region	59.5	860.6	2692.0	115.0	830.9	9868.7
Ryazan region	58.5	1228.0	2641.0	104.9	1168.98	11039.4
Smolensk region	35.6	1050.5	3471.5	60.9	983.7	15941.4
Tambov region	58.3	1179.6	3080.1	112.7	1109.48	14276.9
Tver region	66.4	1472.6	2334.3	118.0	1375.6	8867.7
Tula region	85.3	1675.7	2943.6	157.4	1587.1	11891.8
Yaroslavl region	71.3	1367.7	3762.4	126.7	1316.2	16989.6
Total/on average	1390.4*	27633.2	2857.2	2522.1*	26735.4	11617.2

* Data does not take into account Moscow (*Source:* State Committee for Statistics)

In 2002 the regional gross product of CFD (excluding Moscow) reached RUR1390.4 billion.

In 2006 it is forecast to reach RUR2522.1 billion, growing by 30% (taking into inflation rates forecast by the Ministry of Economic Development).

According to projected by MinED GDP growth rates of 5% on average over the period from 2000 to 2010, the GRP should grow by 70-80% by 2010 (as compared to 1999). In some years the growth rates may be faster reaching 8-10%, resulting in higher GDP by 2010.

Thus, general economic situation in the territory of the CFD is favorable and in keeping with Russian economic growth trends in general.

2.5.2 Sovereign and regional risks.

The Central Federal District (CFD) is a political, administrative, and ecological entity of a paramount importance, featuring numerous industrial production facilities, pipelines for various products, a lot of rivers, forests, peat fields, and fairly high population density, resulting in a possibility of various emergencies.

Depending on specific natural, climatic and environmental conditions and heliophysical factors in each year (or a number of years in a row), some natural (industrial) processes may be more risky, while other may run a lower risk.
Regarding feasibility of taking some precaution preventive measures, dangerous natural processes as sources of emergencies can be predicted only short time before they may really happen.
The most significant damages to the economy of the CFD and heightening social tension can result from flooding and river overflows, forest and peat fires, fires in populated areas and industrial facilities, interruptions and disruptions in functioning of utilities and power supply, road and railroad accidents.
Potential risks and dangers in various constituent entities of the CFD (regions) have distinctive differences.
The issuer's actions in case of unfavorable changes of the situation in the CFD are confidential information.

ASSESSING THE DANGERS CAUSED BY EMERGENCIES

1. Natural disasters and emergencies

1.1. Floods, river overflows
It should be noted that while general features of these emergencies remain stable, there is an evident trend toward larger scale and more serious consequences of them, heavier casualty toll, substantial damage, destruction of industrial and infrastructure facilities.
Due to growing wear of fixed production assets, lack of adequate financing of water managing and hydrotechnic facilities and their timely replacement, the danger of flooding (river overflows) **still remains.**
5 regions may be flooded: Tver, Yaroslavl, Kostroma, Ivanovo, and Moscow (partially).

1.2. Natural fires
Natural fire situation is tense with little changes over years. The following regions face the highest risk of natural fires: Shatura, Orekhov-Zuevo, Klin areas in the Moscow region, Ivanovo, Vladimir, Tver, and Smolensk regions.
1.3. Earthquakes
Earthquakes in the territory of the CFD at the moment are highly unlikely.
1.4. Climatic condition
Deviations of climatic conditions from normal (severe frosts, blizzards, hurricanes, storms, heavy rains, hail) may cause disruptions in the normal life of communities and localities, and functioning of economy.
The most likely dangers are:

- failures of gas-, oil-, heat pipelines and other pipelines;
- failures of power lines, boiler plants, water intake facilities;
- failures of wireline broadcasting network;
- failures of urban telephone networks;
- destructions (damage) of infrastructure facilities;
- breaking of rules for oil and lubricants storage, inflammable and toxic substances;
- explosions of gas distribution grids, high pressure tanks and vessels.

Higher volatility of weather observed over recent years makes it more difficult to reliably forecast natural hydro meteorological phenomena, delaying warnings and to a larger degree limiting possibility of predicting their consequences.
All the regions in the CFD run such risk of emergency:

1.5. Sinkholes development

These processes are widely spread in Moscow, Tula, Kursk, and Voronezh regions.

An increased danger of emergencies caused by higher intensity of sinkhole development processes is inherent to urban areas suffering from man-induced waterlogging.

The risk of sinkhole occurrences in 2003 is fairly high in Moscow. As a rule it is caused by non-compliance with regulations governing construction and operation of underground ducts and pipelines in cities, as well as by non-compliance with safety applied to mining of mineral resources.

1.6. Other dangers (landslides, avalanches, mud avalanches, bank erosion).

These are not dangers in the territory of CDF, with the exception of water reservoir coastal lines in the Yaroslavl region (the town of Rybinsk).

The forecast number of natural disasters in the territory of the CFD in 2003 is 1-3 emergency situations per year.

2. Man-induced emergency situations

2.1. Disruptions of all transportations means

Transportation failures may result in high rate of casualties, land contamination, and huge damages.

The CFD features a well-developed transportation network, therefore, Moscow, the Moscow, Ryazan, Voronezh, Belgorod, Tula regions are carrying the highest risk of this type.

No significant decrease of the risk is predicted for 2003.

2.2. Disasters at plants using highly poisonous substances.

Moscow, and the Moscow, Tula, Ryazan regions suffers from this risk. In case of a failure at one of the production sites, a huge area of chemical contamination with significant life losses.

2.3. Radiation and chemical pollutions (contaminations).

Areas subjected to high radiation risks are those where nuclear plants are installed: Moscow, the Kursk, Voronezh, Smolensk, Tver, Kaluga regions.

The general evident trend is toward reduced number of accidents at nuclear plants and improved operation standards.

According to expert estimates the general safety state of nuclear sites and power plants is the same as in 2002.

2.4. Failures (fires) and explosions at pipelines.

In 2003 there is an evident trend toward a lesser number of pipeline accidents, however risks involved in this remain the same as pipelines incur a greater risk of danger.

3. Biological and social emergency situations

3.1. Sanitary and epidemiological situation

There is certain probability of contagious diseases forecast for 2003.

- in spring 2003: flu viruses A and B type in the Moscow, Tver, and Smolensk regions;

during winter and demi-season time a surge of diphteritis, meningococcosis is likely, particular in the CFD.

In the territory of the CFD regions there are some areas with high natural concentration of deer fly disease, hemorrhagic fever, tick-borne encephalitis, salmonellosis, with no clear boundaries of the focus in the spread of the disease.

3.2. Plant and sanitary situation

Situation with allergic plants in the territory of the CFD is normal with remaining possibility of a local or limited emergency situation.

4. Regional risks

4.1. Risks related to possible military conflicts, imposition of a state of emergency in the territory of the CFD, where the issuer is registered as a taxpayer or performs core activities are fairly low.

2.5.3 Financial risks

Key terms and conditions of credit agreements concluded by the issuer, interest rates, amount, maturity and repayment conditions, securities and collateral provided for liabilities are generally accepted in the normal practice of loan facilities.

Amendment of interest rates is a financial risk factor. As refinancing rates set by the CB of Russia diminish starting from the beginning of the year, the cost of capital raised by the issuer through bank loans and bond issues also decreases, as the CB refinancing rates are the basis for interest rates charged in the market. The issuer takes measures to amend terms and conditions of the concluded loan agreements towards lower interest rates of the grated loan facilities.

Both local and foreign currency denominated bank loans are granted to the issuer. Therefore the issuer ability to meet its obligations under its foreign currency denominated credit agreements depends on the performance of the exchange rates (RUR/USD and RUR/Euro).

2.5.4 Legal risks

Tax legislation.

1. As of October 12, 2003 an instruction #375-r of July 12, 2003 of the State Customs Committee of the RF came into force regulating VAT exemption of equipment, components and spares imported into the tax territory of the RF and intended for a contribution into the legal (joint stock) capital of organizations, there is a certain legal risk related to receiving a permit from the said State Committee on the eligibility for VAT tax exemption of he said goods imported into the tax territory of the RF as provided by Article 150 of the Tax Code of the RF, as a contribution into the legal (joint-stock) capital of organizations

having a legal capital in excess of RUR1.5 million.

2. Order # БГ-3-24/453 dated August 13, 2003 of the Ministry for Taxes and Levies regarding approval of a form for declaration (calculation) on tax on operations with securities and instructions for its completion, which set forth the Form for tax on operations with securities and Guidelines fro completion of the Form for tax on operations with securities.
3. Order # БГ-3-24/453 dated September 1, 2003 of the Ministry for Taxes and Levies on introducing amendments and alterations into order БГ-3-06/756 of the same Ministry dated December 31, 2002 approving general common requirement applied to compilation and formalization of tax declarations.
4. As of January 1, 2004 Chapter 27 9Sales Tax) of Part 2 of the Tax Code of the RF – Federal Law # 148-FZ of November 27, 2001 expires.
5. A draft Federal Law on instruction of amendments and alterations in Part 1 of the Tax Code of the RF of May 24, 2001 the Council of the State Duma passed a resolution on sending the draft law to the State Duma. The bill features risks connected to changing established and newly introduced concepts, and terms and conditions of inter independence of persons, price setting, taxation issues. Until recently the bill was examined by the State Duma's Budget and Tax Committee.

Thus, risks related to changes in the tax legislation basically concern with changing guidelines of executing documents.

In the area of tax legislation:

1. As of January 1, 2004 the Tax Code of the RF (as passed by the Federal law of May 28, 2003 # 61-FZ) comes into effect and at the same time some legal acts and statutes will be terminated while appropriate amendments and changes will be introduced as required in the applicable legislation, including Parts 1 and 2 of the Tax Code of the RF.

During the reporting period about 300 legal acts were inaugurated which carried no significant legal risks for the Company business.

In the area of currency regulations.

1. The national government issued instruction #434 of July 17, 2003 introducing amendments and changes into instruction #574 of July 27, 2002 of the government of the Russian Federation regarding write off and restructuring of debts of legal entities, constituent entities of the Russian Federation and municipal bodies related to target foreign credit (borrowing) and loans in foreign currencies granted from the federal budget funds and extended the term of validity of it for 2003.
2. Instruction #435 of July 17, 2003 of the government of the Russian Federation regarding write off and restructuring of debts of legal entities, constituent entities of the Russian Federation and municipal bodies related to target foreign credit (borrowing) and loans in foreign currencies of the Russian Federation granted from the federal budget funds approved Guidelines and rules for restructuring and write off of debt of legal entities, constituent entities of the Russian Federation and municipal bodies related to target foreign credit (borrowing) and loans in foreign currencies of the Russian Federation granted from the federal budget funds.
3. Order #304 of September 30, 2003 of the Ministry of Finance on the enforcement of Clause 113 the Federal Law on the national budget introduced changes in Order #327 of December 30, 2003 of the Ministry of Finance, including amendments of Guidelines for calculating net present value of sovereign debt securities of the RF, denominated in foreign currencies.

The legal acts listed above are essential for the Company operations connected to repayment of this type of debts.

Legal risks incurred due to changes in requirements on licensing the issuer core activities or licensing the right of use of sites with limited scope of transactions:

In 3Q2003 regulations of the licensing in telecommunications were not changed.

Changes in the licensing rules may happen in the form of imposing additional requirements on activities in the telecommunications, licensing may be introduced of activities which currently require no licenses. Those requirements may result in raising costs of licensee to carry out the related activities.

In particular, as of January 1, 2004 a new Federal Telecommunications Act will come into effect. Pursuant to the Act the list activities subject to licensing and respective licensing requirements shall be set by the national government and are subject to annual revisions.

The Company was not involved in any legal litigation related to licensing.

2.5.5 Risks related to the issuer activities

The Company has no licenses issued by the Ministry of Natural Resources on using sites with limited scope of transactions.

Risks are described connected with:

ongoing court proceedings where the issuer takes part;

possible liabilities of the issuer for third parties' debts, including those of daughter companies of the issuer.

Risks related to the lack of opportunity to extend the license granted to the issuer to carry out certain activities or to use some sites with limited scope of transactions:

Difficulties in extending licenses may arise in renewal of licenses to carry out activities in the field of telecommunications for the purposes of TV and radio broadcasting, as those activities linked to mass media functioning. The broadcaster must have a license issued by the Ministry of Publishing, TV and Radio of the RF.

III. Detailed profile of the issuer

3.1. Background and history of the Issuer

3.1.1. Registered corporate name of the issuer.

Information about corporate name (designation) of the issuer

According to the Charter of JSC CenterTelecom as approved by the general meeting of shareholders (minutes #10 of February 10, 2003) the corporate registered name of the issuer is "Joint-Stock Central Telecommunication Company", abbreviated to JSC CenterTelecom.

The company emerged in June 1994 (state registration certificate #127 of June 20, 1994) as a result of a transformation of state enterprise for telecommunications and informatization Rossvyazinform (GPSI) of the Moscow region into a public joint-stock company Elektrosvyaz of the Moscow region. On June 1, the Company was given a new name – Joint-Stock Central Telecommunication Company, or JSC CenterTelecom in short.

3.1.2 Information about registration of the issuer with state authorities

State registration of the issuer:

The Company was registered pursuant to ordinance # 567-r dated June 9, 1994 of the Chief of Administration of the Moscow region, state registration certificate # 127 of June 20, 1994.

The Company is newly registered with the Moscow region registration chamber, state registration certificate of a legal entity # 50:10:00124 of July 23, 1997.

Pursuant to the Federal Law On the state registration of legal entities the Company is registered with the Inspection of the Ministry for Taxes and Levies of the RF for the town of Khimki in the Unified register of legal entities on November 1, 2002, a generic number of 1025006174710.

The certificate confirming making an entry in the Unified register of legal entities registered before July 1, 2002 is # 001494534 and dated November 1, 2002.

3.1.3. Evolvement and development of the issuer

JSC CenterTelecom – a telecommunications carrier in Center of the European part of Russia was established on October 1, 1886. At that time a postal and telegraph service district was organized in the territory of the Moscow and Ryazan provinces of the tsarist Russia functioning as a telecommunications operator. As of May 12, 1890 the service took over the country telephone network of the Moscow region; since then the Moscow regional operator offers the full range of customer telecommunications services. In 1994 postal services were separated; and during the privatization process the company was transformed into a public joint-stock company. As of December 1, 2002 the service area of JSC CenterTelecom covers 17 regions in the Central and Central Black Soil parts of the Russian Federation. Public operators which serviced these regions in 1994-2000 became the Company's branches (wholly owned subsidiaries).

CenterTelecom is one of Russia's largest fixed line telecoms, accounting according to the Company analysts' estimates for 20% of the combined revenues and 24% of access lines of operators, included in the holding Svyazinvest. The Company has over 6 million access lines and owns a telecommunications infrastructure in Russia's most populated Federal districts with 20% of Russia's total population, fairly well developed manufacturing industry, agriculture, innovative ventures. CenterTelecom's customers and subscribers in 17 constituent entities of the RF are government agencies and bodies, general public and a prevailing majority of businesses. CenterTelecom was granted licenses to provide a wide range of telecom services: traditional POTS, Internet access, data, air and cable TV, wireline and UHF sound program broadcasting, lease of channels and other facilities, to offer public network interconnection to other operators.

Domineering in the traditional service sector the Company has bright developments prospects, as the effective demand for its services runs well ahead of the supply.

The Company rapidly develops its business based on modern digital technologies in all its service area, laying fiber-optic cable lines, deploying SDH and ATM networks, new wireless access systems.

Experienced and skilled labor force is determined to realize new potential of the united company in network development and for improvement of business efficiency.

Official statistics estimate the telecommunications market volume in Russia in 2002 at RUR265 billion or USD 8.34 billion.

According to the Company analysts the share of companies in the central and central black-soil areas is USD4.6 billion, of which USD3.99 are ascribed to Moscow based operators. Sales of telecom services in the area served by CenterTelecom is about USD600 million, or 7% of the total sales with the Company's sales accounting for USD4.94 billion (combined sales of the merged subsidiaries), or 83% of the total in the service area.

Actual telecommunications service market volume in the CFD is significantly higher and CenterTelecom's share is lower, as the official data does not account for sales of Moscow based operators in the district. According to CominfoConsulting report the total market share of CenterTelecom in the district tends to be lower. In 1999 it was 89%, while in 2002 it was estimated at 52%; and the trend will persists in the near future due to high growth rates of alternative operators, cellular companies in the first place, unregulated by the government: revenues of these operators grew by over 5 times over the same period.

In the sector of traditional telephony CenterTelecom's share on the whole and in each region is just above 85% and slightly diminishing. With the service growth rates anticipated by the Company, and subject to the declared government tariff policies a prominent position in this sector will be maintained.

Internet access – competition in this sector is particularly tough. Regional branches – subsidiaries of CenterTelecom still manage to maintain leading positions with 60% of business and 70% of residential market shares respectively.

Competition is fiercer in Voronezh, where the regional carrier's share is 20%.

JSC CenterTelecom is set up for an unlimited term.

The Mission of JSC CenterTelecom

to ensure uninterruptible operation and development of telecommunications infrastructure in the regions of the Central Federal District;

to put in place foundation for implementing state-of-the-art information technology in all spheres of public life and functioning of the state;

to create favorable conditions conducive to satisfying to the utmost extent customers' demand for telecommunications and information services, improving the quality of life of the Russian people.

3.1.4. Contact information

Address of the registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***
Mailing address: ***6 Degtiarny Pereulok, building 2, GSP-3, Moscow, 125993, Russia***
Address of the issuer permanently operating executive body: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***
Telephone: (+7 095)***209-34-34; Fax: (+7 095) 209-30-07***
E-mail:***Info@centertelecom.ru;***
Website where information on the issuer, its issued or being issued securities can be accessed: ***www.centertelecom.ru***

Department of Securities and Corporate Management:
Address: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia.***
Mailing address: ***6 Degtiarny Pereulok, building 2, GSP-3, Moscow, 125993, Russia***

Shareholders relations team:
Telephone: (+7 095) ***209-58-15; Fax: (+7 095) 793-23-82***
E-mail:***vedeta@centertelecom.ru;***

Investor Relations
Telephone: (+7 095) ***209-57-21 ; Fax: (+7 095)209-28-29***
E-mail:***kalin@centertelecom.ru***
Website address: ***www.centertelecom.ru***

3.1.5. Taxpayer Identification Number (INN)

ITN 5000000970.

3.1.6. Subsidiaries and representative offices of the issuer.

The Company comprises the following regional branches – subsidiaries:

Belsvyaz – a subsidiary of JSC CenterTelecom, domiciled at: 3 Revolution Square, Belgorod, 308000, Russia
Power of attorney is issued to Mr.Grigoriy N. Kuzmenko, Deputy General Director – Director of Belsvyaz, a subsidiary of JSC CenterTelecom, dated April 1, 2003, #205.

Bryansksvyazinform – a subsidiary of JSC CenterTelecom, domiciled at: 9 Karl Marx Square, Bryansk, 241000, Russia
Power of attorney is issued to Mr. Vasiliy A. Gapeenko, Deputy General Director – Director of Bryansksvyazinform, a subsidiary of JSC CenterTelecom, dated April 1, 2003, #212.

Elektrosvyaz of the Vladimir region - a subsidiary of JSC CenterTelecom, domiciled at: 42 Gorkogo Street, Vladimir, 600000, Russia
Power of attorney is issued to Mr. Anatoliy N. Korovin, Deputy General Director – Director of Elektrosvyaz of the Vladimir region - a subsidiary of JSC CenterTelecom, dated April 1, 2003, #203

Voronezhsvyazinform – a subsidiary of JSC CenterTelecom, domiciled at: 35 Revolution Prospect, Voronezh, 394000, Russia

Power of attorney is issued to Mr. Alexander Haustovich, Deputy General Director – Director of Voronezhsvyazinform – a subsidiary of JSC CenterTelecom, dated April 1, 2003, #199

Ivtelecom – a subsidiary of JSC CenterTelecom, domiciled at: 1 the 10th of August Street, Ivanovo, 153000, Russia
Power of attorney is issued to Mr. Gennadiy P. Brusentsev, Deputy General Director – Director of Ivtelecom – a subsidiary of JSC CenterTelecom, dated April 1, 2003, #211

Kaluzhski subsidiary of JSC CenterTelecom, domiciled at: 38 Teatralnaya Street, Kaluga, 248600, Russia
Power of attorney is issued to Mr. Vladislav M. Ledkov, Deputy General Director – Director of Kaluzhski subsidiary of JSC CenterTelecom, dated April 1, 2003, #202

KostromaTelecom – a subsidiary of JSC CenterTelecom, domiciled at: 1 Podlipaeva Street, Kostroma, 156961, Russia
Power of attorney is issued to Mr. Andrey V. Saprykin, Deputy General Director – Director of KostromaTelecom – a subsidiary of JSC CenterTelecom, dated April 1, 2003, #198

Kurski subsidiary of JSC CenterTelecom, domiciled at: 8 Red Square, Kursk, 305000, Russia
Power of attorney is issued to Mr. Anatoli V. Maslov, Deputy General Director – Director of Kurski subsidiary of JSC CenterTelecom, dated April 1, 2003, #209

Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom, domiciled at: 61 Oktyabrskaya Street, Lipetsk, 398000, Russia
Power of attorney is issued to Mr. Valeri G. Nikolaev, Deputy General Director – Director of Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom, dated April 1, 2003, #207

Moscow subsidiary of JSC CenterTelecom, domiciled at: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
Power of attorney is issued to Mr. Nikolay V. Mezhuev, Deputy General Director – Director of Moscow subsidiary of JSC CenterTelecom, dated April 1, 2003, #206

Orlovski subsidiary of JSC CenterTelecom, domiciled at: 43 Lenin Street, Orel, 302000, Russia
Power of attorney is issued to Mr. Ivan D. Makhov, Deputy General Director – Director of KostromaTelecom – a subsidiary of JSC CenterTelecom, dated April 1, 2003, #213

Ryazanski subsidiary of JSC CenterTelecom, domiciled at: 43 Schedrina Street, Ryazan, 390006, Russia
Power of attorney is issued to Mr. Vladimir N. Shevnev, Deputy General Director – Director of Ryazanski subsidiary of JSC CenterTelecom, dated April 1, 2003, #201

SmolenskTelecom subsidiary of JSC CenterTelecom, domiciled at: 6 Oktyabrskaya Revolution Street, Smolensk, 214000, Russia
Power of attorney is issued to Mr. Nikolay F. Chugunkov, Deputy General Director – Director of SmolenskTelecom – a subsidiary of JSC CenterTelecom, dated April 1, 2003, #200

Tambovskaya Elektrosvyaz – a subsidiary of JSC CenterTelecom, domiciled at: 2-v Astrakhanskaya Street, Tambov, 392002, Russia
Power of attorney is issued to Mr. Sergei M. Klychev, Deputy General Director – Director of Tambovskaya Elektrosvyaz – a subsidiary of JSC CenterTelecom, dated April 1, 2003, #204

Tverskoy subsidiary of JSC CenterTelecom, domiciled at: 24 Novotorzhskaya Street, 170000, Tver, Russia
Power of attorney is issued to Mr. Evgeni I. Savenkov, Deputy General Director – Director of Tverskoy

subsidiary of JSC CenterTelecom, dated April 1, 2003, #201

TulaTelecom – a subsidiary of JSC CenterTelecom, domiciled at: 33 Prospect Lenina, Tula, 300000, Russia
Power of attorney is issued to Mr. Yuri N. Lepikhov, Deputy General Director – Director of Ryazanski subsidiary of JSC CenterTelecom, dated April 1, 2003, #197

Yartelecom –a subsidiary of JSC CenterTelecom, domiciled at: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia
Power of attorney is issued to Mr. Vladimir F. Korolkov, Deputy General Director – Director of Yartelecom – a subsidiary of JSC CenterTelecom, dated April 1, 2003, #210

All the powers of attorney are valid till October 1, 2003.

3.2 Core business activities of the issuer

3.2.1 Industrial designations of the issuer

Codes of business activities
ОКВЭД - 64.20 64.20.1 64.20.3 45.31 74.20.4 63.40 50.20.1 50.20.2 50.20.3 45.21.3 45.21.4 45.21.1 74.13.1 74.14 55.12 55.23.1

3.2.2 Core business activities of the issuer

Rendering telecommunications services is the core business activity of the issuer.
Types of services generating over 10% of the revenues (income) over the three past fiscal years:

- provision of access to telephone network;
- local telephone call (connection set-up);
- set-up of international and domestic long-distance telephone calls (connections), direct-dialed or operator assisted.

Break down of CenterTelecom revenues from core activities in 3Q2003, %

#	Description of service type	3Q2003, %
1.	Domestic long-distance and international telephone service	40.4
2.	Document transmission	3.7
3.	Local telephone service	42.0
4.	Telephone calls made from public payphones	2.1
5.	Wireline broadcasting	2.3
6.	Radio communications, sound broadcasting, TV and satellite communications	0.1
7.	Mobile communications	1.6
8.	ISDN	0.2
9.	Intelligent networks	0.1
10.	Interconnection and routing of traffic	7.5

Growth rates of revenues of JSC CenterTelecom from telecommunications services 3Q2003, %

	Description of service type	3Q2003 to 2Q2003, %.

1.	Domestic long-distance and international telephone service	108.0
2.	Document transmission	108.5
3.	Local telephone service	112.7
4.	Telephone calls made from public payphones	115.1
5.	Wireline broadcasting	101.4
6.	Radio communications, sound broadcasting, TV and satellite communications	113.7
7.	Mobile communications	100.7
8.	ISDN	102.2
9.	Intelligent networks	120.9
10.	Interconnection and routing of traffic	321.0

The reasons for the changes reflected in the tables above, are as follows:

- item 3 – a hike in the monthly rentals as of August 2003;
- item 10 – streamlining interconnection settlements with JSC Rostelecom;
- items 1,2,4,5,6,7,8,9 – expansion of volume of services rendered.

Seasonal variations in the provision of telecom services reveal themselves in a larger volume of international and long-distance calls in the summer season, and higher number of telegrams, and decrease in the number of pay-per-minute telephone calls.

3.2.3 Principal types of products (services, works)

As it is impossible to provide the data in a single uniform format pursuant to a table supplemented to quarterly reports, the information is suggested for presentation in the following form:

Sales of main services
rendered by JSC CenterTelecom in 3Q2003

Service description	Unit	Volume
1. Provision of a network access	network connection	91,270
1. Local telephone calls - urban telephone networks - rural telephone networks	minutes of use in thousands	1,232,550 13,990
2. International and domestic long-distance telephone calls	minutes of use in thousands	694,183
3. Telegrams	thousand	1,509

Rates charged for network access provisioning, setting up international and domestic long-distance telephone calls and telegram transmission were not changed in 3Q2003 as compared to 2Q2003. Changes in the rates charged for setting up local calls (connections) placed by CenterTelecom's subscribers in 3Q2003 as compared to those effective in 2Q2003 are depicted in the able below.

Regional subsidiary	**% of change**		
	residential		**businesses and organizations**
	urban	**rural**	**rural/urban**
1. Belsvyaz	110.0	110.0	112.0
2. Bryansksvyazinform	115.8	120.0	116.7
3. Elektrosvyaz of the Vladimir region	110.0	117.6	112.0
4. Voronezhsvyazinform	115.8	115.8	116.7
5. Ivtelecom	110.0	117.6	112.0
6. Kaluzhski subsidiary	110.0	110.0	112.0
7. KostromaTelecom	110.0	110.0	100.0

8. Kurski subsidiary	115.8	115.8	116.7
9. Lipetsksvyazinform	115.8	115.8	116.7
10. Moscow subsidiary	100.0	100.0	100.0
11. Orlovski subsidiary	115.8	116.7	112.0
12. Ryazanski	110.0	110.0	116.7
13. SmolenskTelecom	110.0	117.6	112.0
14. Tamboskaya Elektrosvyaz	115.8	115.8	112.0
15. Tverskoy subsidiary	110.0	117.6	116.7
16. TylaTelecom	110.0	117.6	116.7
17. Yartelecom	110.0	110.0	115.4
TOTAL:	111.5	114.0	112.7

Rates charged for local telephone service are approved and enacted as of August 1, 2003 by a resolution passed by MAP of RF dated April 16, 2003 #06/05-4 (order issued by MAP #120 of April 23, 2003).

Revenues in 3Q2003, RUR

Description	Code according to OCVED	Income, RUR in thousands	Share of the total revenues, %	Volume
1	2	3	4	5
telephone service, including	64.20.11	4,788,321	86.1	
- local calls, rural and urban networks		2,175,153		1,232,551 thousand minutes
- long-distance calls		1,816,952		645,028 thousand minutes
Document transmission	64.20.12	201,705	3.6	
- telegrams		30,105		4,350,000
TV broadcast and distribution	64.20.21	5,830	0.1	
Sound program broadcast and distribution	64.20.22	130,194	2.4	
Other telecommunications activities	64.20.3	345,092	6.2	
Non-core activities		87,499	1,6	
Revenues, total		5,558,641	100	

Sales organization by main service types in 3Q2003

Description	Sales organization
Telephone service	direct sales
Document transmission	direct sales
TV broadcast and distribution	direct sales
Sound program broadcast and distribution	direct sales
Other telecommunications activities	direct sales

Costs allocation for telecommunications service accounting for at least 10% of the total revenues of JSC CenterTelecom in 3Q2002, %

I. Network access provision costs

Cost item	**Cost item share in the total, %**
1. Depreciation	1.60
2. Payroll	56.74

3. Unified social tax and insurance	20.69
4. Costs of materials	7.24
5. Lease (rent)	0.84
6. Services of other operators not members of the group	0.47
7.Third party services	6.91
8. Other costs	3.09
9. Settlements with Rostelecom	0.01
10. Expenses of companies – members of the group	0.06
11.Other	2.35
TOTAL	100.0

II. Costs allocation for setting up local telephone calls placed by fixed line subscribers in urban areas.

Cost item	**Costs, %**
1. Depreciation	12.23
2. Payroll	37.14
3. Unified social tax and insurance	13.47
4. Costs of materials	8.03
5. Lease (rent)	1.66
6. Services of other operators not members of the group	1.94
7.Third party services	14.64
8. Other costs	3.62
9. Settlements with Rostelecom	0.44
10. Expenses of companies – members of the group	0.57
11.Other	6.26
TOTAL	100.0

III. Costs allocation for setting up local telephone calls placed by fixed line subscribers in rural areas

Cost item	**Costs, %**
1. Depreciation	2.15
2. Payroll	55.85
3. Unified social tax and insurance	20.47
4. Costs of materials	7.51
5. Lease (rent)	0.82
6. Services of other operators not members of the group	0.72
7.Third party services	6.86
8. Other costs	3.41
9. Settlements with Rostelecom	0.01
10. Expenses of companies – members of the group	0.05
11.Other	2.15
TOTAL:	100.0

II. Costs allocation for setting up long-distance telephone calls

Cost item	**Costs, %**
1. Depreciation	5.44
2. Payroll	27.31
3. Unified social tax and insurance	9.97

4. Costs of materials	3.88
5. Lease (rent)	0.84
6. Services of other operators not members of the group	2.30
7.Third party services	8.38
8. Other costs	3.86
9. Settlements with Rostelecom	34.08
10. Expenses of companies – members of the group	0.74
11.Other	3.20
TOTAL:	100.0

3.2.4 Suppliers of the issuer accounting for at least 10% of all supplies of tangible materials, and their shares in the total value of supplies.

There are no single suppliers accounting for at least 10% of the total supplies of tangible items.

Purchases of products (works, services) in 2002 and for 9 months of 2003, RUR in thous.

Year	Product (work, service)	Code K-OCP (A-OCP)	Code TNV ED		Region, name and address of the supplier of products (works, services)			Purchase volume of products (works, services)		Unit price of products (works, services)
				Unit	Region	Supplier of products (works, services)	Address of the supplier of products (works, services)	in-kind	value in money terms	
A	**B**				**1**	**2**	**3**	**4**	**5**	**6**
2002	Telecom service				77	OJSC Rostelecom	5 Delegatskaya Street, Moscow, Russia	24,234	1,029,324	42.5
2002	Telecom service				62	Subsidiary of FGUP	4 Televizionnaya Street, Ryazan, 390011	306	1,085.9	3.5
2002	Telecom service				78	Private JSC Rascom	93a Obvodnogo Kanala Embank., S. Petersburg	16	4,982	311.4
2002	Telecom service				31	Subsidiary of FGUPRTRS	6 Mokrousova Street, Belgorod	3168	668	0.2
2002	Telecom service	40321168		pcs	77	Private JSC Rostelegraph	7 Tverskaya Street, Moscow	1568	2,9	0.002
TOTAL								**29,292**	**1,036,063**	**35.4**
9 months of 2003	Telecom service	17514186		pcs	77	OJSC Rostelecom	5 Delegatskaya Street, Moscow	20,277	1,383,579	68
9 months of 2003	Telecom service	1141412		pcs	62	FGUP subsidiary	4 Televizionnaya Street, Ryazan, 390011	198	251	1.2
9 months of 2003	Telecom service	17514186		pcs	78	Private JSC Rascom	93a Obvodnogo Kanala Embank., S. Petersburg	46	2,968	64.5
9 months of 2003	Telecom service	40321168		pcs	77	Private JSC Rostelegraph	7 Tverskaya Street, Moscow	6	1,962	327
9 months of 2003	Telecom service	1145025		pcs	31	Subsidiary of FGUPRTRC	6 Mokrousova Street, Belgorod	700	252	0.36
TOTAL								**21,227**	**1,389,012**	**65.44**

3.2.5 Markets for sales of the issuer's products (works, services)

Customers (major accounts) accounting for at least 10% of revenues from sales of the issuer's products (works, services):

No such customers (major accounts).

Customers using services rendered by JSC CenterTelecom are legal entities and individuals (general public) in the territory of CFD. As the residential sector accounts for the bulk (70%) of the issuer revenues, the key negative factor that might adversely affect sales of the issuer's products (works, services) is a decline in effective demand for telecommunications services offered by the issuer.

It should be additionally noted that rates charged by JSC CenterTelecom from the residential customers are regulated by the government (MAP) hindering timely response to rising costs and changes in the solvent demand.

Other factors ate stiffer competition resulting in lesser market share of JSC CenterTelecom and aggressive marketing policy of the alternative operators.

Possible negative factors that are likely to adversely affect sales of the issuer's services.

economy downturn, decline in solvency of businesses and organizations, and purchasing power of population in the regions of the RF due to worsening of economic situation in the country.

In such a case the Company will take the following measures:

Completion of the build-out of multiservice networks (MSN) enabling a significant expansion of the range of offered services with simultaneous improvement of quality of service.

2. Continuing the policy of reducing the share of debt financing in the investments and giving up foreign currency denominated loans, raising long-term credit funds.

3. Increasing the activated switching capacity and raising the number of subscribers.

4. Making use of locally manufactured equipment.

5. Utilizing open code software products to enable the workflow (particular to ensure functioning of switching equipment).

6. Making use of leasing for expanding the output.

7. Provision of substitute services (In particular, there is a surge observed in proliferation of IP-telephone, that under certain changes in market situation may become a substitute for long-distance service). Migration to packet switching from circuit switching for long-distance service.

8. Cutting down on cross-subsidizing of government regulated rates.

3.2.6 Policies of using current assets and inventories

By "the current assets" the Issuer means the bottom line of section 2 of the asset items in the balance sheet. The issuer's policies with respect to current assets for the reporting and the following periods aim at cutting down of accounts receivable, sales of non-core assets, inventory reduction and cost cutting, accelerating the current assets turnover.

Description	Recommended guidelines for calculation (notes to the issuer's reports)	9 months 2003
Turnover ratio (days)	365/Costs/Inventory	62.19

3.2.7 Raw materials

As JSC CenterTelecom core business is provision of telecommunication services, there are no "raw materials" used in the process.

3.2.8 Major competition

Currently CenterTelecom is doing business in the territory of the Central Federal District in 17 regions (Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula and Yaroslavl regions).

Market share of CenterTelecom regional subsidiaries for telecom services in 2002 was 52% (including cellular

operators).

Main competitors of CenterTelecom are national carriers. Their combined market share depending on the service type and the region is varying from 1 to 18%. Comincom company is successfully promoting its services in the Black-Soil area.

Private network operators are less threatening. Their share is significant in the long-distance market and Internet access, while in the local telephony market their exposure is fairly limited. Particularly, TransTelecom pursues aggressive policy. As these operators are focused on corporate interests, CenterTelecom does expect tough competition on their part.

As far the cellular companies are concerned they are searching for entries to other market segments, particularly for routing long-distance traffic originated by their subscribers, though the volume of drawn traffic is rather small. Despite rapid development of cellular operators further shift in long-distance communications in their favor is not expected, as the solvent demand under the effective rates are virtually satisfied. Cellular operators may present a serious threat to CenterTelecom in local telephony and long-distance service only if they drastically cut their rates. Analysts do not expect such changes in the tariff policies to happen.

Local operators themselves are not competitors of the MegaRegional Company JSC CenterTelecom (henceforth MRC), as their operation areas are limited, though they are prospective partners for national and private network operators. It should be noted that CenterTelecom strategic plan envisage changing terms and conditions of interconnection with these carriers to use local operators as channels for promotion of CenterTelecom's services (if the ownership structure of local operators does not ensure control of national operators over them).

Despite active pushing of competitors of CenterTelecom to regional markets CenterTelecom continues to gather substantial infrastructural and financial capacity while for majority of alternative operators this is impossible to do.

The table below lists most serious players in the telecom service industry and posing the largest threat to CenterTelecom. These companies completely covered the market in Moscow and started expanding into other regions.

Largest alternative operators in the Central Federal District (CFD) (Moscow is not included)

	Company	Market share in the territory of MRC in 2002	Market share in the territory of MRC, 9 months2002
1	JSC CenterTelecom	52%	47%
2	Equant	1%	1.2%
2	Golden Telecom	3%	3.6%
3	TransTelecom	1.4%	2.4%
4	Comincom	0.2%	0.4%
6	MTS	10%	13%
7	BeeLine	6%	10%

Source: Regional statistics bodies

Strengths of these competitors:

- technical, financial and intellectual potential;
- expertise in aggressive business policies;
- flexible pricing and tariff policies;
- customer focused;
- carry no social obligation.

Weaknesses of the competitors:

- poor network infrastructure or total lack of it, and as consequence resorting to leased circuits from CenterTelecom;
- as subscriber base expands quality of service suffers;
- companies are undergoing certain state of confusion due to mergers (a merger of Global One and Equant, integration of Teleross and Sovintel creating Golden Telecom).

Competitiveness analysis

Company name	*Factor*						*Competitiveness rating*
	Brand recognition	Price	Quality	Sales network	Lead time	Post sales service	

Factor priority	3	4	5	4	3	5	-
CenterTelecom	5	3	4	4	3	3	87
GoldenTelecom	3	4	5	1	5	4	89
Comincom	3	4	5	2	5	4	93
TransTelecom	4	5	4	4	4	5	95
MTS	5	5	4	5	5	5	115
BeeLine	5	5	4	4	5	5	111
Equant	4	4	5	5	4	5	110

Factor priority was assigned based on the customer preferences, and on the analysis of criteria for selecting a telecom provider performed by CominfoConsulting

Estimates for each factor were made on the basis of the following:

Brand recognition:

- aggressive advertising;
- customer base;
- period of the company presence on the market.

Price:

- tariff plans of the company.

Quality:

- equipment;
- current state of the network.

Sales network:

- estimated number of sales points.

Lead time:

- expert estimate made on the basis of customer survey.

Post sales service: service and support announced by official information sources of the company (advertising booklets, promotional leaflets, sites, etc.).

Consolidation of companies-operators in telecom market poses a real threat: Equant took over Global One, TeleRoss and Sovintel merged with Golden Telecom. Analysts believe there is likelihood of a merger between Combellga, Comincom and Golden Telecom. However, so far the consolidated companies are not strong enough to target general customers en masse, and in the foreseeable future will continue to concentrate their effort on corporate customers, expanding their presence in regions, and on servicing other operators, in the first place more powerful cellular operators (projects for the sake of Megafone and BeeLine); thus capturing more lucrative market segments.

Market position of the Company

At the moment MRC is virtual monopoly in the Central Federal District, with market share across the regions of CFD varying from 31% to 71%, taking into account cellular operators' market shares.

CenterTelecom's market share in various services.

1. Local telecommunications – 93%.
2. International and domestic long-distance telecommunications, taking into account traffic outflow to cellular and IP-telephony operators) – 89%.
3. Internet access and data – 60%.
4. Cellular service market share is insignificant.

	Company	Registered in	Sales/revenues from telecom service provision (RUR in thous.)		Market share, %	
			2002	2003 (6 months)	2002	2003 (6 months)
1.	JSC CenterTelecom	Russia	16,389,000	9,166,181.2	52%	47%
2.	Equant	Russia	3,294,515.1	637,818.3	1%	1.2%

3.	Golden Telecom	Russia	8,091,720,3	1,385,854.2	3%	3.6%
4.	TransTelecom	Russia	4,272,942.9	na	1.4%	2.4%
5.	Comincom	Russia	660,766.5	203,543.7	0.2%	0.4%
6.	MTS	Russia	32,454,400	na	10%	13%
7.	BeeLine	Russia	18,910,552.5	na	6%	10%

In 2002 regional public telecommunications operators were merged, creating the MultiRegional Company (MRC) JSC CenterTelecom; formerly independent companies became regional branches – subsidiaries of JSC CenterTelecom. For this reason data on JSC CenterTelecom market position and that of its competitors can be presented only for 2002 and 1H2003.

3.2.9 Licenses granted to the issuer

Licensing of telecommunications services (core business of the Company) is currently governed by Federal Law 15-FZ of February 16, 1995 and government order #642 of June 5, 1994. Recently passed new Federal Law will come into force as of January 1, 2004.

Licensees issued by the Ministry of the Russian Federation for Communications and Information

#	License title	Number	Conditions of activities	Date of the license registration in the Unified Register of Telecommunications Licenses	Valid till
1.	Provision of local and intra tariff band telephone service	# 24064	- local and intra tariff band public telephone service - telephone service using intelligent network features.	24.10.2002	24.10.2012
2.	Provision of international and domestic long-distance telephone services at public offices and using public payphones	# 23250	- international and domestic long-distance public telephone services at public offices and using public payphones	14.11.2002	14.11.2007
3.	Lease of communications channels	# 23247	- provision to customers of local, long-distance channels and links, TV and sound channels, circuits for transmission of telecommunications signals	14.11.2002	14.11.2007
4.	Data services	# 23248	- provision of public data services	14.11.2002	14.11.2007
5.	Provision of telematic services	# 23249	- public telematic services (e-mail, access to directory services, fax transmission, message handling service, voice mail services, audio conference call service);	14.11.2002	14.11.2007
6.	Provision of telegraph services	# 24065	- telegraph services (receive and transmit, delivery of telegrams, subscriber telegraph/Telex)	14.11.2002	14.11.2007
7.	Wireline sound program broadcasting	# 24339	- broadcasting of sound programs on wireline network	14.11.2002	14.11.2007
8.	Wireline sound program broadcasting	#25058	- broadcasting of sound programs on wireline network	07.02.2003	07.02.2008

9.	Radio-telephony service	# 24695	- public radio-telephone network services	30.12.2002	30.12.2007
10.	Provision of cellular telephone service in 450 MHz	# 24066	cellular public telephone service using 450 MHz band	14.11.2002	14.11.2005
11.	Provision of cellular telephone service in 450 MHz band	# 24067	- cellular public telephone service using GSM standard in 450 MHz band	14.11.2002	14.11.2005
12.	Provision of cellular telephone service in 900 MHz band	# 24069	- cellular public telephone service using GSM standard in 900 MHz band	14.11.2002	01.03.2006
13.	Provision of cellular telephone service in 800 MHz band	# 24070	- cellular public telephone service using GSM standard in 800 MHz band	28.11.2002	28.10.2005
14.	Provision of cellular telephone service in 450 MHz band	# 24068	- cellular public telephone service using GSM standard in 450 MHz band	14.11.2002	14.11.2005
15.	Personal radio paging	# 23251	- personal radio paging on public telecommunications network	14.11.2002	14.11.2005
16.	Personal radio paging	# 23252	- personal radio paging on public telecommunications network	14.11.2002	14.11.2005
17.	Mobile radio telephone service	# 24325	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007
18.	Mobile radio telephone service	# 24326	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007
19.	Mobile radio telephone service	# 24327	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007
20.	Mobile radio telephone service	# 24328	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007
21.	Mobile radio telephone service	# 24329	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007
22.	Mobile radio telephone service	# 24330	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007
23.	Mobile radio telephone service	# 24331	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007
24.	Mobile radio telephone service	# 24332	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007
25.	Mobile radio telephone service	# 14297	- mobile radio telephone service on public telecommunications network	09.03.2000	09.03.2005
26.	Mobile radio telephone service	# 24333	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007
27.	Mobile radio telephone service	# 24334	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007
28.	Mobile radio	# 24335	- mobile radio telephone	14.11.2002	14.11.2007

	telephone service		service on public telecommunications network		
29.	Mobile radio telephone service	# 24336	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007
30.	Mobile radio telephone service	# 24337	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007
31.	Mobile radio telephone service	# 24338	- mobile radio telephone service on public telecommunications network	14.11.2002	14.11.2007
32.	TV program broadcasting on Cable TV network	# 12015	- broadcasting of TV programs on a Cable TV network	08.04.1999	08.04.2004
33.	On-air broadcasting of sound programs	# 16541	- on-air broadcasting of sound programs	17.10.2000	17.10.2005
34.	On-air broadcasting of sound programs	# 23262	- on-air broadcasting of sound programs	01.08.2002	01.08.2007
35.	On-air broadcasting of sound programs	# 21497	- on-air broadcasting of sound programs	14.03.2002	14.03.2007
36.	Broadcasting of sound and TV programs on cable TV networks	# 23533	- broadcasting of sound and TV programs on cable TV networks	29.08.2002	29.08.2007
37.	TV program broadcasting on Cable TV network	# 27631	- broadcasting of TV programs on cable TV networks	18.08.2003	20.08.2006
38.	On-air broadcasting of sound programs	# 17394	- on-air broadcasting of sound programs	15.02.2001	15.02.2006
39.	On-air broadcasting of TV programs	# 13402	- On-air broadcasting of TV and sound programs	30.11.99	30.11.2004
40.	On-air broadcasting of TV programs	# 14429	- On-air broadcasting of TV programs	09.03.2000	09.03.2005
41.	On-air broadcasting of sound programs	# 23557	- on-air broadcasting of sound programs	29.08.2002	29.08.2007
42.	TV program broadcasting on Cable TV network	# 11786	- broadcasting of TV programs on a Cable TV network	19.03.1999	19.03.2004
43.	On-air broadcasting of sound programs	# 23543	- on-air broadcasting of sound programs	29.08.2002	29.08.2007
44.	On-air broadcasting of TV programs	# 23924	- On-air broadcasting of TV programs	04.10.2002	04.10.2007
45.	On-air broadcasting of TV programs	# 20413	- On-air broadcasting of TV programs	10.12.2001	10.12.2006
46.	On-air broadcasting of sound programs	# 15423	- on-air broadcasting of sound programs	09.06.2000	09.06.2005
47.	TV program broadcasting on Cable TV network	# 10783	- broadcasting of TV programs on a Cable TV network	10.09.1998	10.12.2003
48.	On-air broadcasting of sound programs	# 18299	- on-air broadcasting of sound programs	18.05.2001	18.05.2006
49.	On-air broadcasting of sound programs	# 14884	- on-air broadcasting of sound programs	07.04.2000	07.04.2005
50.	Broadcasting of sound and TV programs on cable TV networks	# 12225	- broadcasting of sound and TV programs on cable TV networks	31.05.1999	31.05.2004

51.	On-air broadcasting of sound programs	# 26670	- on-air broadcasting of sound programs	05.06.2003	05.02.2008

Licenses issued by the Ministry of the Russian Federation for Publishing, TV and radio broadcasting and mass media.

#	License title	License number	Media entity	Mass media type	Date of issue	Valid till
1.	Sound program broadcasting	# 7192	Radio Chance	On-air sound program broadcasting	18.04.2003	16.07.2007
2.	Sound program broadcasting	# 7246	Radio Chance	Wireline sound program broadcasting	05.05.2003	24.10.2007
3.	TV program broadcasting	# 7195	Third Planet	Cable TV	18.04.2003	07.05.2006
4.	Sound program broadcasting	# 7220	Kursk-Channel-Melodia	Wireline sound program broadcasting	24.04.2003	14.02.2006
5.	Sound program broadcasting	# 7339	Radio Elex	Wireline sound program broadcasting	28.05.2003	11.11.2004
6.	Sound program broadcasting	# 7265	Priokskie Zori	Wireline sound program broadcasting	12.05.2003	01.06.2005
7.	TV broadcasting	# 7466	Cable TV Kurskelektrosvyaz	Cable TV	08.07.2003	11.07.2005
8.	Sound program broadcasting	# 7508	Iva-Radio	Wireline sound program broadcasting	24.07.2003	24.07.2008
9.	Sound program broadcasting	# 7509	Iva-Radio	On-air sound program broadcasting	24.07.2003	08.04.2004
10	TV program broadcasting	# 7585	Novokhoperskie Zori	On-air sound program broadcasting	27.08.2003	30.11.2005
11	TV broadcasting	# 7586	Kaluzhskaya Soil	On-air TV	27.08.2003	27.08.2008

Licenses for non-core activities

#	License title	License number	Date of license registration	Valid till	License issuing authorities
1.	Construction of building of I and II level of responsibility pursuant to the government standards	ГС-1-99-02-27-0-5000000970-003321-1	05.12.2002	05.12.2007	Gosstroy of Russia (Construction regulation agency)
2.	Design and of buildings and facilities of I and II level of responsibility pursuant to the government standards	ГС-1-99-02026-0-5000000970-003320-1	05.12.2002	05.12.2007	Gosstroy of Russia (Construction regulation agency)
3.	Surveying	МОГ – 01056	21.11.2002	21.11.2007	Federal Agency for Geodesics and Mapping
4.	Mapping (map drawing)	МОГ – 01057	21.11.2002	21.11.2007	Federal Agency for Geodesics and Mapping
5.	Medical care	0824	03.02.2003	03.02.2008	Public Health Committee of

					Kursk region
6.	Medical care	0211/00712	14.04.2003	20.12.2003	Public Health Department of Tula region
7.	Medical care	721	18.11.2002	26.04.2008	Public Health and Pharmacy Department of Yaroslavl region Administration
8.	Education	76242502/л 0508	17.12.2002	15.08.2007	Education Department of Yaroslavl region Administration on behalf of Yaroslavl region Administration
9.	Education activities under education programs	# 54276	11.08.2003	12.08.2006	Ministry of Education of Moscow region
10.	Fire alarm and extinguishing	# 1 /00818	21.02.2003	21.02.2008	Ministry of the Russian Federation for Civil Defense, Emergencies, coping with natural disasters Fire fighting department
11.	Installation, repair, and maintenance of fire fighting equipment and tools for building and facilities	# 2/ 01455	21.02.2003	21.02.2008	Ministry of the Russian Federation for Civil Defense, Emergencies, coping with natural disasters Fire fighting department
12.	Operation of electric power grids	50007938	28.04.2003	27.04.2008	
13.	Operation of natural gas distribution facilities	64ЭК-003336	28.11.2000	28.11.2003	Federal Mining and Industrial Control Agency
14.	Retail sales of alcoholic liquor	БРН АР 06009	23.12.2002	23.12.2005	Licensing Committee of Bryansk region
15.	Activities related to handling information containing state secrets	3894	04.04.2002	04.04.2007	Local office for Moscow region of the Federal Security Service
16.	Geologic exploration and site production of field fresh water for drinking and other purposes	# 172/КОС 53172 ВЭ	14.07.2003	01.01.2020	Office for Kostroma region of the Ministry of Natural Resources of the RF

If a renewal required the application for renewal shall be filed not later than 30 days before expiry of a license. As a rule JSC CenterTelecom is able to secure license renewals.

3.2.10 Joint activities in partnership

No partnership activities

3.2.11 Additional requirements to be met by issuers for which telecom service provision is the core activities.

a) Licenses to render telecommunications services

Licenses issued by the Ministry of the Russian Federation for Telecommunications and Information

#	License title	License number	Conditions of activities	Subscriber base	Date of registration in the Unified register of	Valid till

					telecommunications licenses	
1.	Provision of local and intra tariff band telephone service	# 24064	- local and intra tariff band public telephone service - telephone service using intelligent network features.	Total installed switching capacity at least 6,657,000 lines	24.10.2002	24.10.2012
2.	Provision of international and domestic long-distance telephone services (at public telephone offices and public pay phones).	# 23250	- local, domestic long-distance and international public telephone services at public telephone officers and using a network of payphones	Total installed capacity at 30,044 public payphones and 3,837 public telephone offices.	14.11.2002	14.11.2007
3.	Lease of telecommunications channels	# 23247	- provision to customers of local, long-distances channels and links, channels for TV and sound programs, circuits for transmission of telecommunications signals.	Total number of provisioned voice-frequency channels, digital bearers including in network paths is 11,083	14.11.2002	14.11.2007
4.	Data services	# 23248	- public data network services	Installed switching capacity should ensure connection of at least 257,460 users by the expiry, at least 119,338 users must be connected by the end of 2003.	14.11.2002	14.11.2007
5.	Provision of telematic services	# 23249	- public telematic services (e-mail, access to directory services, fax transmission, message handling service, voice mail services, speech message service, audio and video conference call service);	Installed switching capacity shall ensure connection of least 502,115 users by the license expiry, including at least 270,156 users by the end of 2003. Throughput of voice by the license expiry date shall be at least 2,986 simultaneous calls and at least 970 calls by the end of 2003. Number of participants in a video-conference call shall be 603. Number of public studios for users by the license expiry at least 1,097 and at least 664 by the end of 2003	14.11.2002	14.11.2007
6.	Provision of telegraph services	# 24065	- telegraph services (receive/transmit, delivery of telegrams, AT/telex network services)	Installed capacity of telegraph switching facilities should ensure meeting the demand for the telegraph services in the licensed territory.	14.11.2002	14.11.2007
7.	Provision of sound program	# 24339	- broadcasting of sound program over a	-	14.11.2002	14.11.2007

	broadcasting over a wireline network		wireline network			
8.	Provision of sound program broadcasting over a wireline network	#25058	- broadcasting of sound program over a wireline network	-	07.02.2003	07.02.2008
9.	Provision of radio-telephone services	# 24695	- public radio-telephone telecommunications services	Installed capacity should be at least 600 the expiry of the license.	30.12.2002	30.12.2007
10.	Provision of cellular telephone service in 450 MHz band	# 24066	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 2,000 lines and 10%, by the end of 2005: 3,000 lines and 60%.	14.11.2002	14.11.2005
11.	Provision of cellular telephone service in 450 MHz band	# 24067	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 2,000 lines and 10%, by the end of 2005: 3,000 lines and 60%.	14.11.2002	14.11.2005
12.	Provision of cellular telephone service in 900 MHz band	# 24069	- cellular public telephone service using GSM standard in 900 MHz band	Installed network capacity and coverage as at 01.01.2006: at least 80,000, 80% coverage.	14.11.2002	01.03.2006
13.	Provision of cellular telephone service in 800 MHz band	# 24070	- cellular public telephone service using GSM standard in 800 MHz band	Installed network capacity and coverage as at 01.01.2006: at least 1,000, 100% coverage.	28.11.2002	01.10.2006
14.	Provision of cellular telephone service in 450 MHz band	# 24068	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 3,000 lines and 15%, by the end of 2005: 10,000 lines and 60%.	14.11.2002	14.11.2005
15.	Personal radio paging service	# 23251	- personal radio paging on public telecommunications network	Upper limit– 10,000, using the frequency of 159,6375 MHz.	14.11.2002	14.11.2005
16.	Personal radio paging service	# 23252	- personal radio paging on public telecommunications network	Upper limit– 20,000, using the frequency of 157,225 MHz, 165,000 MHz.	14.11.2002	14.11.2005
17.	Mobile radio telephone service	# 24325	- mobile radio telephone service on public telecommunications network	Upper limit of number of subscribers is 300 using 330 MHz band	14.11.2002	14.11.2007
18.	Mobile radio telephone service	# 24326	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 500, using 330 MHz band	14.11.2002	14.11.2007
19.	Mobile radio telephone service	# 24327	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 1,800, using 330 MHz band	14.11.2002	14.11.2007

20.	Mobile radio telephone service	# 24328	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 800, using 330 MHz band	14.11.2002	14.11.2007
21.	Mobile radio telephone service	# 24329	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 480, using 330 MHz band	14.11.2002	14.11.2007
22.	Mobile radio telephone service	# 24330	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007
23.	Mobile radio telephone service	# 24331	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007
24.	Mobile radio telephone service	# 24332	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 4000, using 330 MHz band	14.11.2002	14.11.2007
25.	Mobile radio telephone service	# 14297	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 150, of which 50 entitled to be connected to user corporate network.	09.03.2000	09.03.2005
26.	Mobile radio telephone service	# 24333	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 200, using 330 MHz band	14.11.2002	14.11.2007
27.	Mobile radio telephone service	# 24334	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 500, using 330 MHz band	14.11.2002	14.11.2007
28.	Mobile radio telephone service	# 24335	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 500, using 330 MHz band	14.11.2002	14.11.2007
29.	Mobile radio telephone service	# 24336	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 270, using 330 MHz band	14.11.2002	14.11.2007
30.	Mobile radio telephone service	# 24337	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 900, using 330 MHz band	14.11.2002	14.11.2007
31.	Mobile radio telephone service	# 24338	- mobile radio telephone service on	Upper limit of subscriber number 400, using 330	14.11.2002	14.11.2007

			public telecommunications network	MHz band		
32.	TV program broadcasting on Cable TV network	# 12015	- broadcasting of TV programs on a Cable TV network	Cable TV networks capacity is up to 95 thousand subscribers.	08.04.1999	08.04.2004
33.	On-air broadcasting of sound programs	# 16541	- on-air broadcasting of sound programs	-	17.10.2000	17.10.2005
34.	On-air broadcasting of sound programs	# 23262	- on-air broadcasting of sound programs	-	01.08.2002	01.08.2007
35.	On-air broadcasting of sound programs	# 21497	- on-air broadcasting of sound programs	-	14.03.2002	14.03.2007
36.	Broadcasting of sound and TV programs on cable TV networks	# 23533	- broadcasting of sound and TV programs on cable TV networks	Up to 10 thousand subscribers	29.08.2002	29.08.2007
37.	TV program broadcasting on Cable TV network	# 27631	- broadcasting of TV programs on cable TV networks	Up to 1.3 thousand subscribers	18.08.2003	20.08.2006
38.	On-air broadcasting of sound programs	# 17394	- on-air broadcasting of sound programs	-	15.02.2001	15.02.2006
39.	On-air broadcasting of TV programs	# 13402	- On-air broadcasting of TV and sound programs	-	30.11.99	30.11.2004
40.	On-air broadcasting of TV programs	# 14429	- On-air broadcasting of TV programs	-	09.03.2000	09.03.2005
41.	On-air broadcasting of sound programs	# 23557	- on-air broadcasting of sound programs	-	29.08.2002	29.08.2007
42.	TV program broadcasting on Cable TV network	# 11786	- broadcasting of TV programs on a Cable TV network	Up to 30 thousand subscribers	19.03.1999	19.03.2004
43.	On-air broadcasting of sound programs	# 23543	- on-air broadcasting of sound programs	-	29.08.2002	29.08.2007
44.	On-air broadcasting of TV programs	# 23924	- On-air broadcasting of TV programs	-	04.10.2002	04.10.2007
45.	On-air broadcasting of TV programs	# 20413	- On-air broadcasting of TV programs	-	10.12.2001	10.12.2006
46.	On-air broadcasting of sound programs	# 15423	- on-air broadcasting of sound programs	-	09.06.2000	09.06.2005
47.	TV program broadcasting on Cable TV network	# 10783	- broadcasting of TV programs on a Cable TV network	Up to 40 thousand subscribers	10.09.1998	10.12.2003
48.	On-air broadcasting of sound programs	# 18299	- on-air broadcasting of sound programs	-	18.05.2001	18.05.2006
49.	On-air broadcasting of sound programs	# 14884	- on-air broadcasting of sound programs	-	07.04.2000	07.04.2005
50.	Broadcasting of sound and TV programs on cable TV networks	# 12225	- broadcasting of sound and TV programs on cable TV networks	Up to 40 thousand subscribers	31.05.1999	31.05.2004
51.	On-air broadcasting of sound programs	# 26670	- on-air broadcasting of sound programs	-	05.06.2003	05.02.2008

A possibility and conditions for renewal of these licenses are linked to license holder performance without gross violations, which is confirmed by regular checks performed by Gossvyaznadzor (Telecommunications Supervisory authorities).

b) Telecommunications networks

- **Local telecommunications**

JSC CenterTelecom is the principal operator in the telecom market of central Russia for provision of an access to the local telephone network.

JSC CenterTelecom is the largest among MultiRegional telecommunications companies created in 2002. The Company owns a well developed telecommunications infrastructure in the most densely populated area of Russia, accounting for 20% of Russia's total population.

The Company operates in 17 constituents entities of the Russian Federation.

JSC CenterTelecom provides a wide range of services, like POTS, Internet, data, on-air and Cable TV, wireline and UHF radio, lease of channels and other resources, etc. The Company also offers public network interconnection to other operators.

At the moment switching capacity of JSC CenterTelecom telephone network is over 6.5 million lines.

Nowadays local telephone networks constitute a complex multi-node system with some 9,000 switches of different makes. Telecommunications network of JSC CenterTelecom is constantly improved and modernized. New digital exchanges and switching nodes are brought into service, digital links and microwave lines are built. Capacity of digital switches accounts for 38.1% of the total installed switching capacity. Installation of modern digital switches both locally made and from foreign vendors not only expands network switching capacity but also makes it possible to offer a wider range of services, including Internet, ISDN, data, etc.

Urban telephone lines account for 84.5% of the total PSTN capacity of JSC CenterTelecom, while capacity of rural networks makes up the rest; evidencing a clear dominance of rural telephone networks in the overall structure of local telecommunications of the Company.

Cable and linear assets of the local networks of JSC CenterTelecom are installed and used for provision of services according to licenses. Total length of the cable links is in excess of 700 thousand km, of which some over 3 thousand are fiber-optic links, and the figure is constantly growing.

- **Long-distance telecommunications**

JSC CenterTelecom offers domestic long-distance and international telecommunication services based on agreements with Russia's leading long-distance carrier – OJSC Rostelecom.

Traffic between local telephone networks and trunk network of Rostelecom is routed via long-distance exchanges. At the moment JSC CenterTelecom has 25 such switches. Both fiber-optic and microwave links are used for trunk links and distribution networks.

The length of area distribution network links is over 20 thousand km x channel of which 15 thousand are fiber-optic, laying a solid foundation for provision of high quality digital circuits and links. Only certified fiber-optic cables meeting highest standards are used.

All local centers and key regional cities have an access to IDD telephone service. The Company bills its customers for long-distance services, collects payments in respect of the services rendered, and settles accounts with Rostelecom for carrying long-distance traffic.

SUMMARY

of radio frequencies allocated by State radio-frequency agency for provision of telecommunications services using radio-electronic means in the Central Federal District of the Russian Federation,

The State radio-frequency agency assigned to JSC CenterTelecom frequency resources in order to provide telecommunications services using means of radio-electronic communications:

1. To provide on-air TV and radio broadcasting (TV and sound program on-air broadcasting) in the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Tambov, Tver, Yaroslavl regions – altogether 97 frequency assignments.
2. To provide cellular radio-telephone services using NMT-450 standard in the territory of Ivanovo, Kostroma and Yaroslavl regions – altogether 424 frequency assignments.
3. To provide cellular radio-telephone services using GSM-900, GSM-1800 standards in the territory of Tambov region – altogether 640 frequency assignments.
4. To provide cellular radio-telephone services using AMPS/DAMPS standards in the territory of Tula – altogether 24 frequency assignments.
5. To provide mobile radio-telephone service in the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tver, Tula, Yaroslavl regions – altogether 814 frequency assignments.

6. To provide personal radio-paging services in the territory of the Ivanovo and Yaroslavl regions – altogether 15 frequency assignments.
7. To provide local telephony services in the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tula regions – altogether 218 frequency assignments

Additionally, 450 frequency assignments were secured for provisioning of transmission systems on local and trunk lines using microwave facilities.

3.4 Plans of future activities of the issuer

(related to development of new products)

Expanding the range of offered services is at the moment one of the paramount tasks of the business development.

Packet switching services are among the most promising, as comprising the hole range of services offered by the Company, and contribute to raising customer value and profitability. The following priorities can be identified on the context of packet services:

- bundling services in pres-set packages using multiservice network capabilities targeting specific broad user groups (small and medium businesses in the first place);
- Internet plus telephony via xDSL, and fixed and mobile service integration can be offered as basic packages.

Intelligent Network services (IN service)

Western telecom companies observe exponential growth of IN (Call Centers in particular). Experience of national operators – competitors of JSC CenterTelecom, robust interest of mass media to IN prove that some demand for them is expected to appear in Russia shortly. It would seem sensible to anticipate the demand and even now start to prepare services like personal portable number, toll free 800-numbers, Virtual Private Networks (VPN). Call Centers are particular promising, as such a Center can be efficiently used initially for the Company's own needs, like telemarketing, HelpDesk, support of card platforms, and generating new revenues through offering outsourcing to businesses. Some of the subsidiaries have already expressed their intention to consider provisioning of a Call Center at their facilities.

Establishing Call Centers based on multiservice networks should be viewed as a priority in development of new services. The issue may become extremely vital on the eve of forthcoming elections. The service may target both general public and business sector.

Pre-paid phone cards are convenient and accepted for making payments. Besides it is a beneficial way of collecting payments, as payments are made in advance improving profit margins. Cards are on sale in various locations, in addition to points of making payments, thus the latter will be less likely overloaded.

A universal card is particularly promising, as in addition to other benefits it will drive the demand for various services.

Putting in place a multiservice network offering beside broadband access to data network Intelligent Network services and packaged services will help increase the volume and expand the sphere of information service offer and corporate network provisioning. Transition to a multiservice network is not the end in itself, but a response to market demand and growing user requirements.

3.5 The issuer's participation in industrial, banking and financial groups, concerns and associations.

Organization: ***Association of operators providing telecommunications services by way of public payphones, equipment manufacturers, research and development institutes, design and implementation institutions in telecommunications industry (ATO).***

Joined in (year): 2001

Role and functions of the Issuer in the organization: ***Member of the association. Functions as provided by the Charter of ATO. Membership in the association shows intentions and agreement of members of association to coordinate their effort with those of other members in deployment, development and operation of payphone network in accordance with the Charter of ATO.***

Organization: ***Association of operators of federal business service Iskra.***

Joined in: ***2001***

Role and functions of the Issuer in the organization: ***Member of the association. Making use of Iskra network services.***

Organization: ***Association of joint-stock telecommunications companies of the Central Black-Soil area of Russia.***
Joined in: ***1997***
Role and functions of the Issuer in the organization: ***Co-founder of a not-for-profit organization - Association of joint-stock telecommunications companies of the Central Black-Soil area of Russia. The association was established by telecommunications enterprises based on equality of its members in order to coordinate their activities in the Central Black-Soil area of Russia to pursue a consistent policy in development of telecom systems and facilities in the coverage areas, to provide assistance to members in efficient fund raising and appropriation of financial resources to implement federal, regional and local programs and projects, and protect their interests in relationships with state authorities and bodies, businesses and other agents.***

Organization: ***Association of operators of CDMA networks.***
Joined in: ***1998***
Role and functions of the Issuer in the organization: ***Functions according to the charter.***

Organization: ***Association of quality of service control in telecommunications and informatics – International Congress of quality in telecommunications.***
Joined in: ***2001***
Role and functions of the Issuer in the organization: ***Member of the association. The association arranges and conducts an annual International congress Quality of new millennium telecommunications.***

Organization: ***International association of cellular operators GSM MoU.***
Joined in: ***1998***
Role and functions of the Issuer in the organization: ***Member of the association. Functions according to the charter.***

Organization: ***Association of Russian GSM operators.***
Joined in: ***2000***
Role and functions of the Issuer in the organization: ***Member of the association. Functions according to the charter.***

Organization: ***Association document transmission providers.***
Joined in: ***1996***
Role and functions of the Issuer in the organization: ***Member of the association. Participation in rollout of document transmission services.***

Organization: ***Volga regional association of telecommunications and IT engineers Teleinfo***
Joined in: ***1993***
Role and functions of the Issuer in the organization: ***Member of the Association. Functions according to the charter.***

Organization: ***Association of joint-stock telecommunications companies of the Central area.***
Joined in: 1995
Role and functions of the Issuer in the organization: ***Member of the Association. Functions according to the charter.***

Organization: ***Kaluzhskaya regional Association of manufacturers and entrepreneurs Region.***
Joined in: 1994
Role and functions of the Issuer in the organization: ***Member of the Association. Functions according to the charter.***

Organization: ***Paging Association.***
Joined in: 1996
Role and functions of the Issuer in the organization: ***Member of the Association. Functions according to the charter.***
JSC CenterTelecom also a participant in the International Computer Technology University, NP FC Spartak-Telecom, Academy of Telecommunications and Informatics in Samara, Teleinfo Association, Kaluzhskaya regional Association of manufacturers and entrepreneurs Region, Kostroma Agency of Small and Medium Business Support, Tula regional non-governmental pension fund (data on the year of joining to be specified).

3.6 Daughter and affiliated businesses/companies of the issuer

#	Full name of the organization	Abbreviated name of the organization	Location	Basis for recognition of the organization as daughter of or affiliated to JSC CenterTelecom	Activities	CenterTelecom's interest in the Charter Capital of the organization (%)	Number of the organization's ordinary shares owned by CenterTelecom
Daughter companies							
1	Limited Liability Company Telecom	TelecomStroy LLC	2 2nd Minski Pereulok, Ivanovo, 153017, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	- construction and repair	100	Interest
2	Limited Liability Company Teleport-Ivanovo	Teleport-Ivanovo LLC	90 Tashkentskaya Street, Ivanovo, 153032, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	-data network services; -cellular and paging services; -trade in telecommunications equipment	100	Interest
3	Limited Liability Company Telecom-Terminal	Telecom-Terminal LLC	13 Lenina Prospect, Ivanovo, 153000, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	-trade in terminal devices; -repair of terminal devices	100	Interest
4	Limited Liability Company MobilCom	MobilCom LLC	40 Gorkogo Street, Vladimir, 600017, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Trunking services to legal entities and individuals in the Vladimir region	100	Interest
5	Limited Liability Company VladPage	VladPage LLC	42 Gorkogo Street, Vladimir, 600017, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting	Personal radiopaging service in Vladimir and the region, using	75	Interest

				the charter (contributed) capital of the entity	ROSSAG standard and 157.925 Hz frequency.		
6	Private Joint-Stock Company CenterTelecomService	JSC 3AO CenterTelecomServic	23 Proletarskaya Street, office 101, Khimki, Moscow region, 141400, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Provision of telecom services	75	749
7	Limited Liability Company Manufacturing and implementation plant Svyaz-Service-Irga	Svyaz-Service-Irga LLC	21 Esenin Street, Ryazan, 390046, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Repair and maintenance of telecom equipment, implementation, manufacturing, repair, maintenance of equipment, systems and devices for telephony and radio communications	70	Interest
8	Private Joint-Stock Company Svyazproekt	Private JSC Svyazproekt	20 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	design of telecommunications facilities	53	32
9	Private Joint-Stock Company Moscow Telecommunications Company MOTECO*	Private JSC Moscow Telecommunications Company MOTECO	1a Kolomenski Proezd, Moscow, 115446, Russia.	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Provision of telecom services	51	51000
10	Limited Liability Company Vladimirski Payphone	Vladimirski Payphone LLC	32-B Stroiteley Prospect, Vladimir, 620014, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Deployment and provisioning in Vladimir and the region of a universal payphone network to offer intl. and long-distance telecom services, phone card	51	Interest

					services.		
11	Private Joint-Stock Company Telecom of Ryazan region	Private JSC Company Telecom of Ryazan region	36 Svobody Street, Ryazan, 390006, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	telecom services	50.9	22905
12	Private Joint-Stock Company TeleRossVoronezh	Private JSC TeleRossVoronezh	35 Revolution Prosp., Voronezh, 394006, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	telecom services, directory and information services, investment into telecom network creation	50	585361
13	Private Joint-Stock Company Vladimir-Teleservice	Private JSC Vladimir-Teleservice	20 Gorokhovaya Street, Vladimir, 600017, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Telematic and data services in Vladimir region	50	11000
Affiliated entities							
14	Private Joint-Stock Company Cellular Communications of Black-Soil Area	3AO Cellular Communications of Black-Soil Area	25 Plekhanovskaya Street, Voronezh, 394018, Russia.	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Cellular services using NMT-450 standard	45.00	720
15	Private Joint-Stock Company Kaluzhskaya Cellular Communications	Private JSC Kaluzhskaya Cellular Communications ("KCC")	38 Teatralnaya Street, Kaluga, 248600, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Provision of cellular telephone service in 450 MHz band	42.00	42
16	Private Joint-Stock Company Smolenskaya Cellular Communications	Private JSC Smolenskaya Cellular Communications	6 October Revolution Street, Smolensk, 214000, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	communications	40.00	2349200
17	Private Joint-Stock Company Ryazanskaya Cellular Communicati	Private JSC Ryazanskaya Cellular Communications	4 Televizionnaya Street, Ryazan, 390011, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting	Provision of cellular telephone service in 450 MHz band.	40.00	60

	ons			the charter (contributed) capital of the entity			
18	Private Joint-Stock Company Tverskaya Cellular Communications	Private JSC Tverskaya Cellular Communications	52 Radischeva boulevard, Tver, 170000, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	NMT Cellular Communications in 450 MHz band	40.00	120
19	Private Joint-Stock Company Bryanskie Cellular Networks	Private JSC Bryanskie Cellular Networks	44 Emlyutina Street, Bryansk, 241011, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Cellular Communications services	34.38	2750
20	Private Joint-Stock Company Belgorodskaya Cellular Communications	Private JSC Belgorodskaya Cellular Communications	35 Kostyukova Street, Belgorod, 308024, Russia.	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Cellular communications in AMPS-800 standard	30.00	30000
21	Private Joint-Stock Company Radiopaging Incorporated Company	Private JSC Radiopaging Incorporated Company "	20 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Paging services	30.00	
22	Limited Liability Company Rating	Rating LLC	123 Lenin Prospect, Office 403, Obninsk, Kaluga region, 249035, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	UHF, VHF, FM on-air and wireline sound program broadcasting, radio editing service, design and placement of advertising on radio	29.39	Interest
23	Limited Liability Company Tver Telecom	Tver Telecom LLC	24 Novotorzhskaya Street, Tver, 170000, Russia,	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital	Telecom network development	26.00	Interest

				of the entity			
24	Public Joint-Stock Company Telecommunications Company RINFOTELS	JSC Telecommunications Company Rinfotels	43 Esenina Street, Ryazan, 390023, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Data, telematic services, Internet access	26.00	7904
25	Public Joint-Stock Company Kaluzhski Gas and Energy Joint-Stock Bank Gasenergobank	JSC Kaluzhski Gas and Energy Joint-Stock Bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia,	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Financial services	25.21	68200
26	Limited Liability Company Trunksvyaz	Trunksvyaz LLC	14 Plekhanovskaya Street, Voronezh, 394018, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Engineering of manufacturing and repair of radio communications, training and education of skilled experts for manufacturing and operation f telecom facilities, other services.	25.00	Interest

* Private JSC MOTECO was renamed as Private Joint-Stock Company CenterTelecomService of the Moscow region (Private JSC CTCS MO) pursuant to a decision passed by an annual meeting of shareholders on June 10, 2003. The change in the name was registered on October 9, 2003 in the Unified State Register of legal entities (Certificate # 2037724056742).

Due to reorganizations of the Company on November 30, 2002 and joining to it of 17 companies currently a study is underway to examine the efficiency of further participation of the Company in the abovementioned daughter and affiliated companies.

3.7 Composition, structure and value of the issuer's fixed assets, plans on acquisition, replacement and retirement of fixed assets, and instances of encumbrances of the issuer's fixed assets.

3.7.1 Fixed assets

As at September 30, 2003

As at September 30, 2003 the initial value of fixed assets of the issuer was RUR31,897105,734; depreciated book-value was RUR19,045,151,523.

Depreciation charged in 3Q2003 was RUR1,299,969,588

Group of fixed assets	Total pre revaluation value	Depreciated (less depreciation) value before revaluation	Revaluation	Total after revaluation value	Depreciated (less depreciation) value after revaluation

Fixed assets in operation	**30,424,486,837**	**17,944,942,104**	-	-	17,944,942,10
Land plots and nature utilization facilities	5,463,248	5,463,248	-	-	5,463,24
Buildings except social sphere	3,825,076,963,	2,939,176,449	-	-	2,939,176,44
Telecommunications lines	,8,662,167,572,	3,759,726,292	-	-	3,759,726,29
Other facilities, except social sphere	419,189,125	266,591,214	-	-	266,591,21
Transportation vehicles, except social sphere	465,483,420	202,769,513	-	-	202,769,51
Switches	8,571,671,552	5,621,462,074	-	-	5,621,462,07
Other network equipment	6,653,405,566	4,117,284,193	-	-	4,117,284,19
Computers and office equipment	736,358,949	433,819,789	-	-,	433,819,78
Other fixed assets, except social sphere	1,085,670,442	598,649,332	-	-	598,649,33
Fixed assets in warehouses and kept before operation (except social sphere)	**3,527,592**	**3,177,359**	-	-	3,177,35
Buildings kept in storing state, except social sphere	25,000,	25,000,	-	-	25,00
Telecommunications lines	8,620	8,620	-	-	8,62
Other facilities, except social sphere	-	-	-	-	
Transportation vehicles, except social sphere	-	(936)	-	-	-93
Switches	127,382	99,683	-	-	99,68
Other network equipment	1,648,852	1,462,730	-	-	1,462,73
Computers and office equipment	109,722	99,585	-	-	99,58
Other fixed assets, except social sphere	1,608,016	1,482,677	-	-	1,482,67
Fixed assets received under leasing	**993,107,590**	**841,652,255**	-	-	841,652,25
Transportation vehicles, except social sphere	-	-	-	-	
Switches	722,468,075	616,138,018	-	-	616,138,01
Other network equipment	216,598,273	190,773,439	-	-	190,773,43
Other fixed assets, except social sphere	54,041,242	34,740,798	-	-	34,740,79
Fixed assets with depreciation charged to account 29	**162,349,241**	**129,919,758**	-	-,	129,919,75

Fixed assets valued at over 10 thousand	**197,407,567**	**12,146,114**	-	-,	12,146,114
Other network equipment	55,530,582	4,726,854	-	-,	4,726,854
Computers and office equipment	24,498,556	1,724,151	-	-,	1,724,151
Other fixed assets, except social sphere	117,378,429	5,695,109	-	-,	5,695,109
Fixed assets with depreciation charged to account 29, valued at less than RUR10 thousand	**3,275,312**	**362,338**	-	-,	362,338
Housing facilities	**112,951,595,**	**112,951,595**	-	-,	112,951,595
Total	**31,897,105,734,**	**19,045,151,523**	-	-,	19,045,151,523

Latest revaluation of fixed assets and leased for long-term fixed assets performed during the past five years:

Before the consolidation of the Company taken place on November 30, 2002, there was no revaluation of the issuer's fixed assets. Fixed assets of the merged companies were valued for accounting purposes at their depreciated book value as at November 30, 2003. Though it should be noted that in some of the merged companies in 2000-2002 revaluations were actually taken place. As revaluations were made by independent at that time companies and due to different revaluation times (Voronezh, Orel, Tambov – 2000, Tula, Kaluga, Kostroma – 2001, Tver – 2000-2002) and various valuation techniques (different appraisers) the issuer does not think it makes any sense to report detailed data on revaluation history for each of the merged companies before the consolidation.

3.7.2 Value of immovable property of the issuer

The total value of real estate property (land plots, buildings, facilities) of the issuer as at October 1, 2003 was RUR11,981.4 million

Charged depreciation was RUR5,788.3 million.

Within 12 months before the reporting quarter end there had been no valuation of estate property owned by the issuer or leased by it for long-term.

IV. Financial and business performance of the issuer

4.1 Results of the financial and business operations of the issuer

4.1.1 Profit and losses

Profit (loss), profit margins of the issuer in 3Q2003

Description	3Q2002
Revenues, RUR	5,558,641,000
Gross profit, RUR	1,593,506,000
Net profit (undistributed profit) (not covered losses), RUR	481,435,000
Productivity, RUR per employee	77,747.6
Return on Assets, %	29.19
Return on Assets, %	16.93
Return on Equity, %	3.10
Sales margin, %	28.67
Not covered losses at the reporting date, RUR	0.0
Not-covered losses at the reporting date and company book value	0.0

Productivity of labor in 3Q2002 went up by 12.8% as compared to 2Q2002 and reached RUR77,747.6

Sales profit margin also increased in 3Q2002 by 2.31% as compared to 2Q2003 and reached 28.67%.

Revenues from sales of goods, products, works, services in 3Q2002 were RUR5,558,641 thousand (growth by 15.61% as compared to2Q20030, of which RUR5,470,558 thousand received from telecommunications services rendered.

Gross profit in 3Q2003 amounted to RUR1,593,507 thousand (growth by 26.66% as compared to 2Q2003).

Growth of profit from telecom services in 3Q2003 was first of all due to hike in rates charged for local telephone service and growing sales volume of telecom services.

4.1.2. Causes of changes in the issuer's revenues from sales of goods, products, works, services and profit (losses) from recurrent operations.

Revenues in 3Q2003: RUR5,558,641 thousand
Revenues in 2003 (projected): RUR19,850.3
Changes in revenues of JSC CenterTelecom from sales of telecom services in 2003 are mainly attributed to:

- growth in sales volumes of core services: 48%;
- increased tariffs and other influencing factors: 52%.

4.2. Liquidity of the issuer

Description	According to guidelines recommended by Standards of bond issues and prospectuses approved by FCSM of Russia	9 months of 2003
Own current assets, RUR	form1column4line490-form1column4line450+form1column4line640-form1column4line244-form1column4line252-form1column4line190-form1column4line230	-6,465,340,000 0.88

Financial independence ratio	(form1column4line590+form1column4line690-form1column4line640)/(form1column4line490-form1column4line450+form1column4line640-244-252)	0.88
Financial independence ratio Own funds autonomy ratio	(form1column4line590+form1column4line690-form1column4line640)/(form1column4line490-form1column4line450+form1column4line640-244-252) (form1column4line490-form1column4line450+form1column4line640-form1column4line244-form1column4line252)/(form1column4line190+form1column4line290)	0.53
Inventory times own current funds	(form1column4line490-form1column4line450+form1column4line640-form1column4line244-form1column4252-form1column4line190-form1column4line230)/form1column4line210	-3.50
Permanent asset index	(form1column4line190+form1column4line230)/(form1column4line490-form1column4line450+form1column4line640-form1column4line244-form1column4line252)	1.42
		0.87
Quick ratio	(form1column4line290-form1column4line210-form1column4line220-form1column4line230)/(form1column4line690-form1column4line640)230) / (form1column4line690-form1column4line640)	0.53

Insufficiency of own current funds the issuer compensates by debt financing resulting in growing financial dependence and declining own funds autonomy. Growing value of the permanent asset indices in the reporting period as compared to the previous period is attributed to growth of the value of non-current asset in the course of technical upgrade and modernization of the Company. Liquidity ratios show positive trends as compared to the previous period.

4.3 Amount, structure and sufficiency of the issuer's capital and current assets

4.3.1 Value and structure of the issuer's capital and current assets

As at September 30, 2003:

- the legal (charter) capital of the issuer: RUR631,199,896.5 according to founding documents of the issuer.
- Share bought back by the issuer for release (transfer): no
  - reserves: RUR31,560 thousand
  - additional capital: RUR6,337,481 thousand
  - undistributed profit of the previous year: RUR6,789,103
  - undistributed profit of the previous year: RUR1,294,703 thousand
- total capital: RUR15,084,047 thousand

Funds allocated for target financing of JSC CenterTelecom are recognized in Section Short-term liabilities (line 640), not in Section Capital of Form 1 the balance sheet.

- current asset: RUR7,228,153, of which inventories: RUR1,848,899, VAT on acquired assets: RUR989,088, accounts receivable: RUR3,049,685, short-term financial investments: RUR17,288 thousand, cash and cash equivalents: RUR1,323,193 thousand.

The total value of the issuer's own capital grew as compared to the previous year due to increased undistributed profit of the reporting year.

In the reporting period current assets increased because of growing inventories. Higher net profit growth rates in the reporting period than that of over the previous period is positive trend reflecting improving efficiency of own funds of the issuer.

The sources of financing the current assets are own and debt funds, the latter primarily being short-term bank loans.

4.3.2 Sufficiency of the capital and current assets of the issuer

Following guidelines recommended by the Standards of bind issues and their prospectuses approved by FCSM of Russia, the issuer has enough capital available to meet its short-term liabilities and cover current operating expenses (figure in line 490 form 1 of the balance sheet for 9 months of 2003 is 2.78 times more than figure in line 590 of form 1). Average daily operating expenses and debt servicing expenses of the issuer in 2Q2003 was RUR12,028 thousand, while in 3Q2003 it was only RUR7,009 thousand, with projected amount for 4Q nearing RUR8,000 thousand. Current assets of the issuer according to the balance sheet for 9 months of 2003 are enough to cover current operating expenses projected for 4Q2003.

4.3.3 Cash and cash equivalents

Cash fund requirements for 4 Q 2003 are estimated at RUR2,500,000 thousand, for 2004 the forecast is RUR8,200,000 thousand.

There are no blocked bank accounts of the issuer or overdue accounts payable in banks on the watch.

One of the financing sources to draw on for financing the investment program of the issuer is loan facilities of commercial banks. Loan facility agreements are concluded on basic terms and conditions accepted for practicable cooperation of the issuer with credit organizations; interest rates, principal, maturity and terms of repayment, securities/collaterals. Violation of basic terms for provision of loan facilities is a barrier to the disbursement of funds.

4.3.4 Financial investments of the issuer

#	Full name of the organization	Abbreviated name of the organization	Location	Type of securities	State registration number of the issues of securities	Date of registration of the securities issues and registration authority	Dividend (RUR per share) for 2002	Time frame for dividend payment
1	Limited Liability Company Telecom-Stroy	Telecom-Stroy LLC	6 2-nd Minski Pereulok, Ivanovo, 153017, Russia	Interest			-	
2	Limited Liability Company Teleport Ivanovo	Teleport Ivanovo LLC	90 Tashkentskaya Street, Ivanovo, 153032, Russia	Interest			-	
3	Limited Liability Company Telecom-Terminal	Telecom-Terminal LLC	13 Lenina Prospect, Ivanovo, 153000, Russia	Interest			-	
4	Limited Liability Company MobilCom	MobilCom LLC	40 Gorkogo Street, Vladimir, 600017, Russia	Interest			-	
5	Limited Liability Company VladPage	VladPage LLC	42 Gorkogo Street, Vladimir, 600017, Russia	Interest			-	
6	Private Joint-Stock Company CenterTelecom Service	Private JSC CenterTelecom Service	23 Proletarskaya Street, room 101, Khimki, Moscow region, 141400, Russia	Ordinary shares	1-01-43148-H	07.06.2003, branch of FCSM for Central Federal District	-	
7	Limited Liability Company Manufacturing and implementation plant Svyaz-Service-Irga	Svyaz-Irga-Service LLC	21 Esenina Street, Ryazan, 390046, Russia	Interest			-	
8	Private Joint-Stock Company	Private JSC Svyazproekt	20 Narodnogo Opolchenya Street,	no operations				

	Svyazproekt		building 2, Moscow, 123154, Russia					
9	Private Joint-Stock Company Moscow Telecommunications Company MOTECO *	Private JSC Moscow Telecommunications Company MOTECO	1a Kolomenski Proezd, Moscow, 115446, Russia.	Ordinary shares	1-04-25115-H 1-01-25115-H	28.12.2001 branch of FCSM for Central Federal District) 26.12.2000	no	
10	Limited Liability Company Vladimirski Payphone	Vladimirski Payphone LLC	32-B Stroiteley Prospect, Vladimir, 620014, Russia	Interest			-	
11	Private Joint-Stock Company Telecom of the Ryazan region	Private JSC Telecom of the Ryazan region	36 Svobody Street, Ryazan, 390006, Russia	Ordinary shares	1-01-04075-H	28.04.1998 Interregional branch of FCSM of Russia	6.00	not later than October 1, 2003
12	Private Joint-Stock Company TeleRoss-Voronezh	Private JSC TeleRoss-Voronezh	35 Revolution Prosp., Voronezh, 394006, Russia	Ordinary shares	31-1-1434	07.08.1997 Financial Dept of the Administration of the Voronezh region	No	
13	Private Joint-Stock Company Vladimir-Teleservice	Private JSC Vladimir-Teleservice	20 Gorokhovaya Street, Vladimir, 600017, Russia	Ordinary shares	1-01-18771-H	25.09.2000 interreg. branch of FCSM	25.9	not later 01.11.2003
14	Private Joint-Stock Company Cellular Communications Of Black-Soil Area	3AO Cellular Communications Of Black-Soil Area	25 Plekhanovskaya Street, Voronezh, 394018, Russia.	Ordinary shares	31-1-1098	18.06.1996, Orel branch of FSCSM	no	
15	Private Joint-Stock Company Kaluzhskaya Cellular Communications	Private JSC Kaluzhskaya Cellular Communications (KCC)	38 Teatralnaya Street, Kaluga, 248600, Russia	Ordinary shares	37-1-175	21.07.1997, Department of Finance, Administration of Kaluga region	no	
16	Private Joint-Stock Company Smolenskaya Cellular Communications	Private JSC Smolenskaya Cellular Communications	6 Octyabrskaya Revolution Street, Smolensk, 214000, Russia	Ordinary shares	63-1-212 63-1-243	24.03.1997 Financial Dept. of Administration of Smolensk region 2.06.1997	no	
17	Private Joint-Stock Company Ryazanskaya Cellular Communications	Private JSC Ryazanskaya Cellular Communications	4 Televizionnaya Street, Ryazan, 390011, Russia	Ordinary shares	59-1-00619	26.06.1995, Financial Dept. of Administration of Ryazan region	no	
18	Private Joint-Stock Company Tversksaya Cellular Communications	Private JSC Tverskaya Cellular Communications	52 Radischeva boulevard, Tver, 170000, Russia	Ordinary shares	1-01-11858-H	21.12.1998 FCSM of Russia, Interreg. branch	no	
19	Private Joint-Stock Company Bryanskie Cellular Networks	Private JSC Bryanskie Cellular Networks	44 Emlyutina Street, Bryansk, 241011, Russia	Ordinary shares	1-01-60069-J	13.10.1997 Orel branch of FCSM	no	
20	Private Joint-Stock Company Belgorodskaya Cellular Communications	Private JSC Belgorodskaya Cellular Communications	35 Kostyukova Street, Belgorod, 308024, Russia	Ordinary shares	26-1-826	22.07.1997 Finance and Tax Policies Dept. of the Administration of the Belgotod region	no	
21	Private Company Radiopaging Incorporated Company	Private Company Radiopaging Incorporated Company	20 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia	no current operations				
22	Limited Liability Company Rating	Rating LLC	123 Lenin Prospect, Office 403, Obninsk, Kaluga region, 249035, Russia,	Interest			-	
23	Limited Liability	Tver Telecom	24 Novotorzhskaya	Interest			no	

	Company Tver Telecom	LLC	Street, Tver, 170000, Russia,					
24	Public Joint-Stock Company Telecommunications Company RINFOTELS	JSC Telecommunications Company RINFOTELS	43 Esenina Street, Ryazan, 390023, Russia	Ordinary shares	59-1-00596	07.04.1995. Fiancial Dept. of the Administration of the Ryazan region	10.50	from April 30, 2003 through June 28, 2003
25	Public Joint-Stock Company Kaluzhski Gas and Energy Joint-Stock Bank Gasenergobank	JSC Kaluzhski Gas and Energy Joint-Stock Bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia,	Ordinary shares	10103252B		1.818	before December 31, 2003
26	Limited Liability Company Trunksvyaz	Trunksvyaz LLC	14 Plekhonovskaya Street, Voronezh, 394018, Russia	Interest			-	
27	Limited Liability Company RadioLine	RadioLine LLC	77 Tula, Lenina Prospect, Tula, 300012, Russia	Interest			-	
28	Private Joint-Stock Company Oskol-Telecom	Private JSC Oskol-Telecom	34 Solnechny township, Stary Oskol, Belgorod region, 309500, Russia.	Ordinary shares	1-02-60073-J	02.12.1997, Orel branch of FCSM	no	
29	Private Joint-Stock Company Scientific-Technical Center COMSET	Private JSC NTC COMSET	7 Zeleny Pr., 4th floor, Moscow, 111141, Russia	Ordinary shares	1-03-06-525-H	29.11.1999, interreg. branch of FCSM	12.33	during 2003 (from May 28, 2003 through July 26, 2003 according to Charter)
30	Private Joint-Stock Company Optimum-Svyaz	Private JSC Optimum-Svyaz	116/1 Esenina Street, office 704, Ryazan, 390046, Russia	Ordinary shares	59-1-00852	02.06.1997, Financial Dept. of the Administration of Ryazan region	no	

Private JSC MOTECO was renamed as Private Joint-Stock Company CenterTelecomService of the Moscow region (Private JSC CTCS MO) pursuant to a decision passed by an annual meeting of shareholders on June 10, 2003. The change in the name was registered on October 9, 2003 in the Unified State Register of legal entities (Certificate # 2037724056742).

Note: regarding Private JSC RINFOTELS. Following a securities issue the number of ordinary book-entry registered shares of JSC RINFOTELS owned by JSC CenterTelecom, was increased by 7,488 pieces and reached 7,904 pieces totaling to RUR79,040. Nominal value of 1 share is RUR10.

Financial investments (RUR)

as at September 30, 2003

#	Investment and organization – target of investment	Number of securities (pcs)	Book-value	Date of acquisition	Maturity	yield %	Income received in the reporting period
31	Private JSC Belgorodskaya Cellular Communications	30,000	1 749 000,00	July 95			
	Private JSC Oskoltelecom	1886	471 500,00	September 96			
	Private Company Cellular Communcations of Black-Soil Area	96	3 840,00	March 94			
	JSC Promstroy bank	2,031	2 031,00	March 94			
32	Cellular Networks LLC	2,750	275 000,00	1996-1997	-	-	-
33	Private JSC VladPage	Interest	41 250,00	01.06.98	indefinite	0,00	0,00
	Vladimir Payphone LLC	Interest	92 500,00	01.08.99	indefinite	0,00	0,00
	Vladimir-Teleservice LLC	11,000	11 000,00	01.01.95	indefinite	0,00	0,00
	ACB Sberbank	10	1 000,00	01.03.96	indefinite	0,00	0,00
	OJSC Rostelecom	2,085	1 459,50	01.06.94	indefinite	0,00	0,00
	JSC Ryazan Oil Refinery	100	2 700,00	01.07.94	indefinite	0,00	0,00
	MobilCom LLC	Interest	2 250 000,49	01.04.97	indefinite	0,00	0,00
36	Association of Telecommunications of Central Black-Soil Area	1	28 700	July-97			
	Trunksvyaz LLC	1	25 000	May-96			
	Private Company Cellular Communications Of Black-Soil Area	336	15 100	March-94			
	Private JSC TeleRossVoronezh	585 361	585 361	October-98			
	Private JSC Voronezh regional agency for support of small and	100	5 000	July-95			

	medium Businesses						
	Private JSC Teleservice	120	57 000	July-97			
	Private JSC Comincom Black-Soil Area	5	5 000	April-96			
	Private JSC IK Inform-Svyaz Black-Soil Area	40	4 000	April-92			
	JS SB RF	50	2 500	September-97			
	AB Incombank	87 750	87 625	April-97			
	note of AB Voronezh	1	58 782	March-01			
	note of AB Voronezh	1	103 720	February-02			
	Promissory note of CBS of SB of RF						
37	Contribution into the legal capital of Telecom-Story LLC		510 512,00	28.07.98			
	Contribution into the legal capital of Teleport-Ivanovo LLC		151 250,00	10.12.93			
	Contribution into the legal capital, Telecom-Terminal LLC		259 979,00	10.08.98			
	Share purchase. Ivanovo Margarine Factory	40671	406 710,00	27.07.00			
	share purchase, Shuiski Oil extraction Factory	55996	559 960,00	27.07.00			
	Contribution into joint activities. Common partnership agreement (joint collaboration)		6 491 036,00	31.12.98		30,00	
40	JSC Gasenergobank	68200	6 820 000,00	01.05.95			0,00
	Private Kaluzhskaya Cellular Communications	42	8 400,00	01.06.94			0,00
	Rating LC		36 316,00	01.12.95			0,00
	JSC Kaluzhski Registration Center	6000	60 000,00	01.12.96			0,00
	Kaluga branch of ACB Svyaz-Bank	469957	46 996,00	01.03.91			0,00
44	Ordinary shares of JSC SB of RF	5	500,00	16.08.2001	-		-
	Contribution under common partnership agreement	-	150 000,00	02.07.2003	-		-

46	Association of telecommunications of Central Black-Soil area	contribution	13 600,00	13.05.98			
	Kurskprombank	3333	3 333,00	01.08.92			
	Svyazbank, Moscow	3784845	200 000,00	01.11.97			
	Cellular Communications of Black-Soil Area	96	3 840,00	27.06.94			
48	Shares. Private JSC Lipetsk-Mobile	102017	102 017,00	01.12.99	31.12.10	0,00	0,00
	Shares. MRCB Svyaz-Bank	3387570	338 757,00	01.12.93	31.12.10	0,00	0,00
	Shares. Public Company Cellular Communications of Black Soil Area	96	3 840,00	01.08.94	31.12.10	0,00	0,00
	Shares: AB Lipetskcombank	180	20 660,00	01.03.96	31.12.10	0,00	0,00
51	Private JSC MOTECO	51000	87 353 622,00	01.07.03			
	ACB LINK-bank	1	300 000,00	01.07.03			
	Design and Manufacturing Center for Telecommunications Problem Studies	1	1 000 000,00	01.08.02			
	MACB Vozrozhdenie (Revival)	1	160,00	01.08.92			
	Krugozor (Outlook)		2 008 987,00	01.08.92			
	Radiopaging		147 233,00	01.08.92			
	SK Costars		53 000,00	01.08.92			
	Private JSC Svyazproekt		4 139,00	01.08.92			
	ACB Sberbank		23 650,00	01.08.92			
	Private JSC Comset	155190	155 190,00	01.05.94			
57	Private JSC Cellular Communications Of Black-Soil Area, cash contribution	30	3 840,00	01,06,94			
	investments in legal (charter) capital						
	Association of Telecommunications of Central Black-Soil Area, cash contribution		8 800,00	01,05,97			
	in legal (charter) capital						
62	**Investments in daughter companies**						

	Private JSC Telecom	22905	486 115,00	01.05.95		50,90	129 184,00
	MIC Svyaz-Service-Irga LLC		15 700,00	01.12.91		70,00	
	Investments in affiliates						
	Private JSC Ryazanskaya Cellular Communications	60	12 000,00	01.05.96		40,00	
	JSC Telecommunications Company Rinfotels	7904	25 400,00	01.06.96		26,00	78 012,00
	Investments in other organizations						
	ACB Svyaz-Bank	206018	20 602,00	01.05.91		0,01	
	Priovneshtorg-bank	750	750,00	0..09.91		0,01	
	Private JSC Optimum-Svyaz	10	10 000,00	01.08.95		10,00	
67	Private JSC Smolenskaya Cellular Communications	2349200	2 349 200,00	12/93 ,10/96	2010	40,00	0,00
	MCB Svyaz-Bank	946211	94 621,00	06/97 ,12/99	2010	0,20	0,00
69	Private Company Krestyanin		250 000,00	11.12.01			
	OO-SO Spartak		894 340,00	03.12.01			
	Center Broker Leasing LLC		1 429 509,00	06.05.02		25,00	236 822,00
	Stock-Company Tverskoy Payphone		790 410,00	29.06.06			
	Private Company Krestyanin		409 277,00	26.03.01			
	Skat-69 LLC		50 000,00	02.09.99			
	Private JSC Tverskaya Cellular Communications		12 000,00				
	TverTelecom LLC		50 436,00				
71	Radioline LLC		650,00	December 1995			
	Private NTC Comset	3547	35 470,00	September 1997			
	Communar newspaper LLC		756,00	January 1998			
	Private JSC InformKurier-svyaz	29	29 000,00	September 1997			
	Private JSC Startcom	185	18 500,00	August 1998			
	Non-governmental Pension Fund		53 881,00	April 1995			
	JSC ACB Tulski Promyshlennik	587797	587 797,00	April 1995			
76	Trade and commerce firm of	285	150000	27.12.98			0,00

	Yaroslavl						
	ACB Svyaz-Bank	10 801 221	1080122,1	28.01.99			0,00
	Saving Bank of RF	13	650	1994			0,00
	Saving Bank of RF	2	37 147,24	31.10.02			0,00
	TOTAL		**122 019 729,33**				**444 018,00**

Long-term financial investments of JSC CenterTelecom

Regional subsidiary	Description of investment	Share type	*Date of investment* *(month/year)*	Book-value of the investment as at July 30, 2003	as at September 30, 2003
	Other long-term financial investments			21 058	13 094
Voronezh	promissory note of AB Voronezh			163	163
Smolensk	Contributions into legal capital of ACB Svyaz-bank			95	95
	Prommisory note of Gasprombank			3 349	-
Ivanovo	Joint activities. Contributions under common partnership agreements			6 491	6 491
MRC (MultiRegional Company)	Saving bank of Russia (ordinary shares)				
Belgorod	Private JSC Oskoltelecom	Ordinary	September-96	472	-
Belgorod	Private Company Cellular Communications Of Black-Soil Area	Ordinary	March-94	4	-
Belgorod	JSC Promstroybank	Ordinary	March-94	2	-
Belgorod	Belgorodskaya Cellular Communications	Ordinary	July-95	1 749	-
Ivanovo	JSC Shuiski Oilextraction Factory		July-00	560	560
Ivanovo	JSC Ivanovo Margarine Factory		July-00	407	407
Kursk	MCB SVYAZ-BANK		November-97	200	200
Kursk	Association of Telecommunications of Central Black-Soil Area		May-98	14	14

Orel	Association of Telecommunications of Central Black-Soil Area, Orel	Contributions into Legal capital of ACB Svyaz-bank		9	9		
Kursk	Private Company Cellular Communications of Black-Soil Area	Ordinary	August-94	4	4		
Orel	OF Private Company Cellular Communications of Black-Soil Area, Orel	Ordinary		4	4		
Kursk	Kurskprombank		August-92	3	3		
Tula	Radioline LLC	Contributions and units	December-95	1	1		
Tula	Private JSC NTC Comset	Ordinary	September-97	36	36		
Tula	Communar Newspaper LLC	Contributions and units	January-98	1	1		
Tula	Private JSC InformKurierSvyaz	Ordinary	September-97	29	29		
Tula	Private JSC Startcom	Ordinary	August-98	19	19		
Tula	Non-governmental Pension Fund	Contribution and units	April-95	54	54		
Tula	JSC ACB Tulski Promyshlennik	Ordinary	April-95	588	588		
Yaroslavl	Trade and Commerce firm Volga of Yaroslavl			150	150		
Yaroslavl	ACB Svyaz-bank		January-99	1 080	1 080		
Yaroslavl	Saving Bank of RF		june-95	1	1		
Bryansk	Bryanskie Cellular Networks LLC		1996-1997	277			
Smolensk	Contribution to legal capital of Smolensk Cellular communications	ordinary	10\96,12\93	2 349			
Lipetsk	MRCB Svyaz-bank	Ordinary	December-93	339	339		
Lipetsk	Private JSC Lipetsk-Mobile	Ordinary	December-99	102	102		
Kostroma	Shares of SB of RF	Ordinary		1	1		
Lipetsk	AB Lipetskcombank	Ordinary	March-96	21	21		
	Loans granted to organizations for over 12 months			2 486	2 724		
Tver	Private Company Krestyanin	loan	11.12.01	250	250		
Tver	OO SO Spartak		03.12.01	897	894		
Tver	Center Broker Leasing LLC		06.05.02	1 339	1 430		
Kostroma	Contribution under common partnership agreement		02.07.03		150		
	SUBTOTAL:						

		Short-term financial investments as on September 30, 2003					
69	Stock-Company Tverskoy Payphone		790 410,00	29.06.06			
69	Private Company Krestyanin		409 277,00	26.03.01			
69	SC Skat-69		50 000,00	02.09.99			
76	Saving Bank of RF	2	37 147,24	31.10.02			
	Bonds issued by government, municipal and other organizations		1 000,00				
			1 287 834,24				

At the moment the issuer undertakes registration of the Company's shares in the shareholder registers where it has a stake due to its legal succession resulted from reorganization (owners of those stakes were companies merged into the issuer).

Pursuant to Accounting Rule (PBU) 19/02 reserves covering depreciation of securities should be allocated in the Company at the year end.

There were no funds deposited or otherwise put on accounts with banks or other lending organizations with suspended or revoked licenses, or to be wound up or reorganized pursuant to a relevant decision, or started to be declared insolvent or bankrupt.

Figures shown here are calculated following PBU 19/02 Accounting for financial investments.

4.3.5 Intangible assets of the issuer

	Group of intangible items	Total value, RUR	Depreciation, RUR
1.	Exclusive brand names and trade marks	58229	6308
	TOTAL	58229	6308

Intangible item were accounted for according to PBU 14/2000 approved by Order #91n of October 16, 2000 issued by the Ministry of Finance.

4.4 Policies and expenses of the issuer in respect of R&D, licenses and patents, new designs and research reports

The Company pursues policies aimed at development of its capacity and technical potential. In order to increase the Company's intangible assets a draft contract is reviewed for identifying and accounting for goodwill and other intangible items.

The Company employees developed a technical solution to be possibly covered by legal protection under patent law. To have a patent issued for the solution will cost RUR45 thousand.

Patent validity term, trademarks (service marks) registration is defined according to applicable law. Effective legislation provides for extension of validity term of patents and registered trademark (service mark) registration.

The Company was issued Trademark Certificate # 200257 of March 11, 2001. The trademark is used by the Company to differentiate and make distinct and recognizable is products, works and services. The registration of the Company trademark is effective across the whole of the Russian territory for 10 years as of October 16, 2000.

There are risk factors related to possible expiry of patent rights, licenses for trademark use, as the Company has no patents or licenses for using trademarks.

4.5 Trend analysis of the core business of the issuer

Market development.

Telecommunications is one of rapidly evolving industries of the nation's economy with growth rates significantly surpassing that of other industries. Share of the telecommunications in the GDP persistently grows (1999 – 1.8 %, 2000 – 2.1%, 2001 – 2.39%, 2002 – 2.7%).

Growing share of telecommunications services in Russia's GDP


Growth of telecom industry share in Russia's GDP
Share of Telecom Industry in GDP, %
3
2,5
2
1,5
1
0,5
0
1999
2000
2001
2002
Year

(Figure of the share of telecom services in GDP in 1998 is not meaningful due to the economic crisis at that time).

According to CominfoConsulting forecast the total Russian telecommunications market volume by 2006 will jump 2.6 times (as compared to 2002) and reach over RUR550 billion. Data market will grow 5 times through expansion of Internet access and acceptance of new services, like IP-telephony, VPN, etc.

Mobile communications market will grow by 2.8 times (from 2002 level) due to expansion of subscriber base. All industry analysts agree that further mobile market growth will be in the regions.

The number of household fixed line telephone sets connected or having an access to PSTN per 1,000 people in urban areas of Central Federal District grew in 2002 by 8% (by 7% in rural areas). Though the growth rates are not particularly high, they become faster. From 1998 the number have grown almost 1.5 times.

Sales of basic telephone services in CFD steadily grow, with number of telephone calls increasing by 195.2% from the level of 1998. International telephone calls rose by some 233.2%.

Over several past years revenues generated by various services are naturally rebalanced in favor of advanced services, mostly mobile services. The CFD is not an exception. Starting from 1999 the share of fixed line telephony in revenues fell from 87% to 66% due to evolving new technologies.

Revenues generated by telecommunications services tend to grow steadily; according to Goscomstat data average annual growth rates of revenues from core business of telecommunications companies were 140% (or around RUR40 billion per year).

General positive trends in the development of telecommunications invariably affect operations of JSC CenterTelecom.

Excerpts from the report of R. Amaryan, General Director of JSC CenterTelecom at the annual meeting of shareholder of JSC CenterTelecom on June 24, 2003.

The year of 2002 marked a breakthrough in the development of our Company. With completion of Svyazinvest restructuring seventeen regional telecommunications companies of the Central and Central Black-Soil regions were joined to JSC CenterTelecom, making it a leading company in the nation's economy with RUR16 billion of annual turnover.

JSC CenterTelecom is a transparent market driven company, its securities are traded on the Russian Trading System, MICEX, and its Level 1 ADRs are available on foreign stock markets. The market closely watches developments in the Company.

Successful wrap up of consolidation was positively perceived on the market. At the start of trading in shares of the consolidated company its market capitalization was USD480 million and robust growth of the share price continues at the moment.

Officially JSC CenterTelecom as a MultiRegional company has been in operation since November 30, 2002; nevertheless some conclusions may be drawn at the present moment, setting priorities and immediate tasks of becoming a mature company, a modern telecom operator on equal footing with leading European providers by scale of operations.

The Company possessed a well-developed telecommunications infrastructure in Russia's most

densely populated area, with 6 million subscriber numbers of installed switching capacity, 27 long-distance exchanges, 3.9 million subscribers of wireline sound program broadcasting, 125 thousand subscribers of Cable TV, 1,700 internet hosts, other telecom facilities.

2002 fiscal year was successful for all the regional subsidiaries and the Company as whole.

Revenues reached RUR16.4 billion, profit from sales – RUR4.26 billion, net profit – RUR1.84 billion, of which RUR260 million or 24% according to recommendation of the Board of Directors was allocated for dividend payments.

Some RUR4.79 billion were invested into development of the core business.

It should be noted that during the reorganization growth rates of subsidiaries and the Company remained robust and high. In 2002 total sales grew 28% over the previous year level, while expenses rose only by 21.4%, resulting in 51.8% growth of profit from sales as compared to the aggregate figure of the regional operators in 2001 before the merger.

Revenues from telecom services in 2002 rose by RUR3.6 billion as compared to 2991, with RUR1.8 billion growth owing to expanded sales. Noticeably, by 1.6 times grew the share of revenues generated by new services.

Generic business efficiency indices of the Company greatly improved.

Revenues per line in 2002 reached RUR227.4 thousand growing 30% and reaching 125% of 2001 level, unit costs were only 95% of the 2001 level. Improved productivity resulted from growing sales and personnel reduction by 3.8%.

During 2002 the Company put into operation switches with total switching capacity of 497.6 thousand lines, of which 40 thousand in rural areas and 30 thousand of mobile networks.

Over 3 thousand km of cable trunk lines were laid, over 10 thousand of IDD circuits, radio transmitters having total transmitting power of 1.8 kW.

Growing investments in fixed assets are justified by bright outlook for future business development of the Company. In the liberalized market environment and toughening competition CenterTelecom manages to maintain dominating position in traditional telephony market: the Company's share in the CFD (excluding Moscow) is around 85%, the position being kept by aggressive investment policies. The demand for traditional services in virtually all regions is running ahead of the supply.

There is also a pent-up demand for new services. CenterTelecom captured leading positions in Internet market in the majority of regions. Growing household computer penetration creates favorable prospects for sales.

Results of the year evidence impressive general potential of business development of the consolidated Company. However much needs to be done to realize the growth potential. Pooling capitals, legal registration are merely the first, formal stage of the reorganization. The Company faces some complex problems on the way to become a seasoned consolidated company. Some of the key issues are:

Implementation of an efficient corporate management system.

Even now it can be said, that the most immediate measures to cope with the problem involving the "human factor" were carried out smoothly and efficiently. The Company is stable, as the first quarter results witness.

Creating a sound management system we are guided by principles accepted by the world business community and recommendations of Code of Corporate Behavior, approved by the Russian government. The Board of Directors passed relevant Declaration of adherence to these principles.

New issues of the Charter and internal regulations of the Company approved by the general meeting of shareholders held on February 20, 2003 take into account provisions of the Code.

This approach gives us grounds to expect a corporate governance score to be assigned. To this end in November 2002 an agreement was signed with Standard&Poor's and a CGS of 5.3 was assigned to CenterTelecom. Though the score is just slightly above medium level due to difficulties of restructuring, it helped us have another look at our work and resolve some management issues that can be directly influenced by the Company's executives.

In particular, much was done to ensure transparency and openness of the Company. The Board approved investor and public relations programs to pursue policies in line with strategic objectives of the Company.

In the reporting year the Company undertook serious effort to accept a unified budgeting technique approved by Svyazinvest. A sound and balanced budget was drawn up for this year, but instability of external factors made us amend it. In streamlining and improving management of the Company we intend to more extensively use techniques of target planning making the management more stable and decisions more transparent.

The first step in introducing unified principles of pricing was elaborated in 2002 and supported by MAP unified rates for international telephone services in the territory of the Central Federal District. Monthly rate were made significantly more even. Pricing should be streamlined taking into account specific features of regional markets and marketing policy of the Company.

Implementing our technical policies we initiated process of unification of equipment and technologies. Technical audit of the united company revealed that in the regional subsidiaries there are over 20 makes of switching equipment only supplied both by Russian and foreign vendors. This is also the case for transport and data networks.

Even next year the range of switching equipment makes will be significantly reduced. Then unification of billing systems for account settlement with subscribers, creation of unified billing and payment centers.

Deployment of corporate network for the Company is particularly vital, as it is virtually impossibly to implement modern system integration methods in operation and management.

For the future a task of a paramount importance is technological interaction of networks built on the regional principle, creation of a technical basis for managing these networks and regional subsidiaries as whole. In this respect we work closely with industrial design institute Giprosvyaz.

In general, the Company should work out a common corporate development strategy. Bearing in mind features of regional markets we need to put a place an efficient decision-making chain, starting from market research through investment planning to service offer. Only within such framework it is feasible to ensure efficiency of capital expenditures and satisfying the demand to the utmost degree possible.

As a public joint-stock company profit making, improving business efficiency of the Company and building-up shareholder's value are indisputably top priority in the development of the Company. Meanwhile, expanding the telecommunications infrastructure in 17 constituent entities of the Russian Federation one should not ignore social needs. Even this year the installation of telephone sets for disabled war veterans should be completed, solutions to grant requests of long-waiting applicants should be found, installation of phones in rural areas should be continued.

From CenterTelecom previous experience successful operations in the regions, fulfillment of social tasks greatly rely on productive cooperation with authorities both in federal and local. Constructive relationship with governmental authorities and agencies is another cornerstone of our strategy.

Initial operating results of the united company assure us of stable future. Despite complexity and variety of problems facing the company-operator in the Central Federal District, I am absolutely confident that 70 plus thousand strong personnel of CenterTelecom will successfully fulfill the tasks facing the Company.

V. Detailed information about individuals – members of the issuer's governing bodies, internal control and supervisory bodies of the issuer, brief data on the issuer's employees (personnel).

5.1 Structure and powers of the issuer's governing bodies.

General meeting of shareholders, Board of Directors, Management Board.

Powers of the general meeting of shareholders of the issuer pursuant to its charter (founding documents):

Article 13 (The Charter of JSC CenterTelecom) General Meeting of Shareholders

13.1 The General Meeting of Shareholders is the Company's highest management body.

13.2 The following matters lie within the authority of the General Meeting of Shareholders and may not be referred for resolution to the Company's Board of Directors, General Director or Management Board: 1) introduction of amendments and addenda hereto or approval of a new version of the Company

Charter (subject as provided in the Federal Law 'On Joint Stock Companies'), resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting; 2) reorganization of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting; 3)liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting; 4) election of members of the Board of Directors, to be conducted by cumulative voting; 5) early termination of the authority of members of the Board of Directors, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting; 6) determination of the quantity, nominal value and category (type) of declared shares of the Company and rights to be conferred by such shares, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting; 7) increase of the Company's charter capital by increasing the nominal value of shares, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting; 8) increase of the Company's charter capital by placement of additional shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting; 9) increase of the Company's charter capital through placement of additional shares by closed subscription, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting; 10) reduction of the Company's charter capital by reducing the nominal value of shares, through acquisition by the Company of a part of shares in order to reduce their total number and also through redemption of shares acquired or repurchased by the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company and taking part in the meeting; 11) election of members of the Company's internal audit commission and early termination of their authority, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting; 12) approval of the Company's auditor, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting; 13) approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting; 14) determination of the procedure for conducting the Company's General Meeting of Shareholders, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting; 15) split-up and consolidation of shares, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting; 16) adoption of resolutions approving interested party transactions, resolutions on which must be adopted in circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies'; 17) adoption of resolutions approving major transactions connected with the Company's direct or indirect acquisition, disposal or possible disposal of assets worth more than 50 percent of the balance-sheet value of the Company's assets determined according to the accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting; 18) adoption of a resolution to participate in holding companies, financial-industrial groups, associations and other unions of commercial organizations, to be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting; 19) approval of internal documents regulating the activity of the Company's bodies, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting; 20) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (other mass-issued securities) are placed through closed subscription or through open subscription where, in the process of open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of

the Company comprising more than 25 percent of previously placed common shares, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting; 21) adoption of resolutions on the compensation by the Company of expenses incurred in connection with the preparation for and conduction of an extraordinary General Meeting of Shareholders of the Company where the Board of Directors has, in violation of requirements of effective legislation of the Russian Federation, failed to adopt a resolution to convene an extraordinary General Meeting and the meeting has been convened by other persons. Such resolutions must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting; 22) releasing a person that has, alone or jointly with its affiliates, acquired 30 or more percent of placed common shares of the Company from the obligation to acquire shares from other shareholders of the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting, without regard to the votes conferred by shares belonging to such person party and its affiliates; 23) adoption of a resolution to transfer the authority of the Company's General Director to a management company or manager, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting; 24) adoption of resolutions on other matters as provided in the Federal Law 'On Joint Stock Companies' and herein.

13.3 The General Meeting of Shareholders has the right to adopt resolutions on matters specified in sub-clauses 2, 7, 8, 9, 15 – 19 and 23 of Clause 13.2 herein only upon a proposal from the Board of Directors. Other persons entitled under effective legislation of the Russian Federation to propose items for the agenda of an annual or extraordinary General Meeting of Shareholders may not demand that the Board of Directors put such items on the agenda of a meeting.
The General Meeting of Shareholders may not consider or adopt resolutions on matters not included in its authority pursuant to the Federal Law 'On Joint Stock Companies'.
The General Meeting may not adopt resolutions on matters not included in the agenda, nor may it amend the agenda.

13.4 A resolution of the General Meeting of Shareholders amending or restricting the rights of shareholders holding a particular type of preferred share of the Company will be deemed adopted, if at least three quarters of votes of shareholders holding common shares of the Company participating in the meeting and three quarters of votes of all shareholders holding preferred shares of the Company of such type are cast for it.

13.5 The Company must each year hold an annual General Meeting of Shareholders.
The annual General Meeting of Shareholders shall be held not earlier than four months and no later than six months after the end of the financial year.
At the annual General Meeting of Shareholders [the following] matters must be resolved: election of the Company's Board of Directors; election of the Company's internal audit commission; approval of the Company's auditor; approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year; other matters within the authority of the General Meeting of Shareholders.

13.6 Shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company may put items on the agenda of the annual General Meeting of Shareholders and nominate candidates for the Company's Board of Directors and the Company's internal audit commission the number of which may not exceed the number of members of the relevant body provided herein. Such proposals must be submitted to the Company not later than 60 days after the end of the financial year.

13.7 General Meetings of Shareholders other than the annual General Meeting of Shareholders are extraordinary. An extraordinary General Meeting of Shareholders shall be held pursuant to a resolution of the Board of Directors, adopted at its own initiative or pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company on the date that such request is presented. An extraordinary General Meeting of Shareholders held pursuant to a request of the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company shall be convened by the Company's Board of Directors.

13.8 An extraordinary General Meeting of Shareholders convened pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 40 days from the

moment the requested for an extraordinary General Meeting of Shareholders is presented.

13.9 An extraordinary General Meeting of Shareholders convened pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 70 days from the moment the request for an extraordinary General Meeting of Shareholders is presented, if the agenda of such meeting includes election of the Company's Board of Directors.

In the event that the number of members of the Company's Board of Directors falls below the quorum for conducting sessions of the Company's Board of Directors, an extraordinary General Meeting of Shareholders convened pursuant to a resolution of the Company's Board of Directors adopted at its own initiative to elect the Company's Board of Directors must be held within 70 days from the moment the Company's Board of Directors adopts the resolution to hold the meeting.

13.10 In preparing for an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors, shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company may nominate candidates for the Company's Board of Directors the number of which must not exceed the number of members of the Board of Directors provided herein. Such proposals must be submitted to the Company no later than 30 days before the date of the extraordinary General Meeting of Shareholders.

13.11 The list of persons entitled to participate in the General Meeting of Shareholders shall be compiled on the basis of information from the Company's register of shareholders.

The date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders shall be no earlier than the date on which the resolution to hold the General Meeting of Shareholders is adopted and no more than 50 and no less than 45 days before the date on which it will be held.

The date of compilation of the list of persons entitled to participate in an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors shall be no earlier than the date on which the resolution to hold the extraordinary General Meeting of Shareholders is adopted, no more than 65 days before the date on which the General Meeting of Shareholders is held and no later than the date of the notice of the extraordinary General Meeting of Shareholders.

13.12 Notice of a General Meeting of Shareholders must be given no later than 20 days before the date on which it is held and notice of a General Meeting of Shareholders the agenda of which includes reorganization of the Company – no later than 30 days before the date it is held.

In the event that the proposed agenda for an extraordinary General Meeting of Shareholders includes election of the Company's Board of Directors, the notice of the extraordinary General Meeting of Shareholders must be given no later than 50 days before the date on which it is held.

Within such deadlines the notice of a General Meeting of Shareholders must be given to each party included in the list of persons entitled to participate in the General Meeting of Shareholders by registered post or delivered to each of the persons against signature or be published in *Rossiiskaya Gazeta*.

13.13 Persons entitled to participate in the General Meeting of Shareholders shall be provided with the following information (materials) through the procedure and at the address (addresses) specified in the notice of the General Meeting of Shareholders: annual accounts, including auditor's statement; statement of the Company's internal audit commission on the results of the audit of the annual accounts; information on candidates nominated to the Company's Board of Directors and the Company's internal audit commission; draft amendments and addenda to the Company Charter or the draft of a new version of the Charter; drafts of internal regulations of the Company; drafts of other documents adoption of which is stipulated in draft resolutions of the General Meeting of Shareholders; draft resolutions of the General Meeting of Shareholders; other information (materials) that must be presented in accordance with effective legislation; other information (materials) presented in order to adopt resolutions on items of the agenda of the General Meeting of Shareholders that the Board of Directors has included in the list of information (materials) to be presented to shareholders in preparation for the General Meeting of Shareholders.

13.14 The General Meeting of Shareholders will be competent (quorate), if shareholders holding a total of more than half the votes conferred by placed voting shares of the Company participate in it. Shareholders registered for participation in the General Meeting of Shareholders and shareholders whose ballots have been received no later than 2 days before the date of the General Meeting of Shareholders will be deemed to have participated in the General Meeting of Shareholders. Shareholders whose ballots have been received prior to the date of acceptance of ballots will be deemed to have participated in the

General Meeting of Shareholders held through *in absentia* voting.

13.15 If the agenda of a General Meeting of Shareholders includes matters upon which different groups of voters are to vote, the quorum for adoption of resolutions on each of such matters will be determined separately. If there is no quorum for adopting a resolution on matters to be voted upon by one group of voters, this will not impede adoption of a resolution on matters to be voted upon by another group of voters for which there is a quorum.

13.16 If there is no quorum for the conduction of an annual General Meeting of Shareholders a repeat annual General Meeting of Shareholders must be held with the same agenda. If there is no quorum for the conduction of an extraordinary General Meeting of Shareholders a repeat extraordinary General Meeting of Shareholders may be held with the same agenda. A repeat General Meeting of Shareholders will be competent (quorate), if shareholders holding a total of at least 30 percent of votes conferred by placed voting shares of the Company participated in it. Notice of a repeat General Meeting of Shareholders shall be given and ballots delivered no later than 20 days before the date of the repeat General Meeting of Shareholders. Notice of a repeat General Meeting of Shareholders the agenda of which includes reorganization of the Company shall be given no later than 30 days before the date of the repeat General Meeting of Shareholders. In the event that a repeat General Meeting of Shareholders is held less than 40 days after date of the non-quorate General Meeting of Shareholders, the persons entitled to participate in the General Meeting of Shareholders shall be determined according to the list of persons entitled to participate in the non-quorate General Meeting of Shareholders.

13.17 Unless otherwise resolved by the Company's Board of Directors, the General Meeting of Shareholders shall be chaired by the person performing the functions of Company's General Director.

13.18 Other matters connected with preparation for and conduction of the annual or extraordinary General Meetings of Shareholders, including the procedure for conducting the General Meeting of Shareholders, shall be determined by the Regulations on the General Meeting of Shareholders of the Company, to be approved by the General Meeting of Shareholders.

Powers of the Board of Directors (Supervisory Board) of the issuer pursuant to its charter (founding documents):

Article 14 (the Charter of JSC CenterTelecom) Company's Board of Directors

14.1 The Board of Directors is the Company's collective management body and carries out general management of the Company's activities.

14.2 The 11 members of the Company's Board of Directors are elected each year by the annual General Meeting of Shareholders, by cumulative voting.

14.3 The General Meeting of Shareholders has the right to adopt a resolution to early terminate the authority of members of the Board of Directors. Such a resolution may be adopted only in respect of all members of the Board of Directors simultaneously.

In the event of early termination of the authority of the Board of Directors the authority of the new Board of Directors will remain in effect until the nearest annual General Meeting of Shareholders.

14.4 The following matters will be referred to the authority of the Company's Board of Directors:

1) determination of priority directions of the activity of the Company, including approval of the annual budget, mid- and long-term budgets, development strategies and programs; amendment to such documents and consideration of the results of their implementation; 2) prior approval of operations outside the limits of the annual budget of the Company; 3) convocation of annual and extraordinary General Meetings of Shareholders, subject to circumstances provided in Article 55.8 of the Federal Law 'On Joint Stock Companies'; 4) approval of the agenda for the General Meeting of Shareholders; 5)determination of the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders and other matters within the competence of the Company's Board of Directors under Chapter VII of the Federal Law 'On Joint Stock Companies' and connected with preparation for and conduction of the General Meeting of Shareholders; 6) preliminary approval of the Company's annual report; 7) an increase of the Company's charter capital by placement by the Company of additional shares within the limits of the number of declared shares determined herein, subject to circumstances provided in sub-clauses 8 and 9 of Clause 13.2 herein; 9) placement by the Company of bonds and other mass-issued securities in the event such bonds and other mass-issued securities are not convertible into shares of the Company under the terms of the their placement; 10) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (mass-issued securities) are placed through open subscription and such convertible bonds (mass-issued securities) may be converted into common shares of the Company comprising 25 percent or

less of the previously placed common shares; 11) determination of the price (market value) of assets, placement and repurchase price of mass-issued securities under circumstances provided by the Federal Law 'On Joint Stock Companies'; 12) approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, quarterly reports of issuer of mass-issued securities and reports on the results of acquisition by the Company of shares for the purposes of redemption; 13) acquisition of shares, bonds and other mass-issued securities placed by the Company; 14) approval of the Company's registrar and the terms of the agreement with it and adoption of a resolution to terminate such agreement; recommendations on the amount of dividend payable on shares and the form and time of its payment and approval of internal documents on payment of dividends on shares of the Company; 15) use of the reserve fund and other of funds of the Company; 16) supervising implementation of internal supervision procedures; 17) recommendations on the amount of fees and compensation payable to members of the Company's internal audit commission and approval of the terms of the agreement with the auditor, including determination of fees payable for its services; 18) approval of Regulations on the structural subdivision of the Company implementing internal supervisory functions, agreeing of candidates for the position of manager of such subdivision and also consideration of other matters within the authority of the Board of Directors pursuant to Regulations on the subdivision; 19) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth from 0.4 to 25 percent of the balance-sheet value of the Company's assets, determined according to the accounts as of the last reporting date; 20) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth 25-50 percent of the balance-sheet value of the Company's assets determined according to accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement through subscription of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company; 21) approval of interested party transactions, under circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies'; 22) agreeing the organizational structure of the Company, including the principal functions of its structural subdivisions; 23) establishment of branch offices and opening of representative offices, liquidation thereof and approval of the Regulations on branch and representative offices; 24) preliminary approval of candidates for the position of heads of branch and representative offices and relieving them of duty; 25) approval of annual budgets and development strategies and programs for branch offices; introduction of amendment to such documents and consideration of the results of their implementation; 26) appointment of the Company's General Director, determination of the term of his authority and early termination of his authority; 27) election (re-election) of the Chairman of the Company's Board of Directors and his deputy; 28) formation of the Management Board, determination of the term of its authority and early termination of the authority of members of the Management Board; 29) permitting the person performing the functions of Company's General Director and members of the Company's Management Board to combine [these functions] with positions in the management bodies of other organizations; 30) permitting the person performing the functions of Company's General Director to work pluralistically in a paid position in other organizations; 31) establishment of permanent or temporary (to address specific matters) committees of the Board of Directors and approval of the Regulations on the committees; 32) appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Office of the Company Corporate Secretary; 33) approval of the terms of the agreements (supplementary agreements) with the Company's General Director, members of the Management Board, the heads of branch and representative offices, the head of the Company's structural subdivision performing internal supervisory functions and the Company Corporate Secretary and consideration of matters within the authority of the Board of Directors pursuant to such agreements; 34) adoption of resolutions to participate (act as participant, terminate participation, alter share of participation) in other organizations through the purchase or sale of shares or participatory interests in other organizations and also through additional investment in the charter capitals of such organizations; 35) adoption of resolutions to participate in non-commercial organizations, subject as provided in sub-clause 18 of Clause 13.2 herein, through acting as a participant, terminating participation and making additional investments (contributions) connected with the Company's participation in non-commercial organizations; 36) adoption of resolutions on matters on the agenda of general meetings of subsidiary companies (senior management bodies of other organizations) in which the Company is the sole participant; 37) determination of the procedure for cooperation between the Company and organizations in which the Company is a participant; 38)

approval of the internal document on disclosure of information about the Company; 39) approval of the Company's internal documents regulating matters within the authority of the Company's Board of Directors, other than those provided in Clause 14.4 herein, subject to internal documents the approval of which lies within the authority of the Company's General Meeting of Shareholders and executive bodies pursuant to the Company's Charter; 40) other matters as provided by the Federal Law 'On Joint Stock Companies' and herein.

14.5 Matters within the authority of the Company's Board of Directors may not be referred for resolution to the Company's Management Board or General Director.

14.6 Resolutions on matters specified in sub-clauses 7 and 20 of Clause 14.4 herein shall be adopted unanimously by all members of the Company's Board of Directors without regard the votes of former members of the Company's Board of Directors.

14.7 In the event that unanimity of the Company's Board of Directors on matters specified in sub-clauses 7 and 20 of Clause 14.4 herein is not reached, such matters may be referred for resolution to the General Meeting of Shareholders pursuant to a resolution of the Company's Board of Directors. In such an event resolutions on such matters shall be adopted by a majority of shareholders holding voting shares of the Company participating in the meeting.

14.8 Matters, other than those listed in Clause 14.6 herein, within the authority of the Board of Directors pursuant the Federal Law 'On Joint Stock Companies' and this Charter shall be adopted by a majority of votes of members of the Board of Directors participating in the session.

14.9 The procedure for convening and holding sessions of the Board of Directors and the amount and procedure of payment of fees and compensation to members of the Board of Directors shall be determined by the Regulation On the Board of Directors, to be approved by the General Meeting of Shareholders.

14.10 Sessions of the Company's Board of Directors shall be convened by the Chairman of the Board of Directors at his own initiative or pursuant to a request of a member of the Board of Directors, the Company's internal audit commission, the Company's auditor, the Company's General Director, the Company's Management Board or shareholders (a shareholder) holding a total of at least 5 percent of voting shares of the Company.

14.11 The quorum for sessions of the Company's Board of Directors shall be more than half of the members elected to the Board of Directors.

14.12 Sessions of the Board of Directors may be held through joint attendance (including by conference call) or *in absentia* voting.

14.13 In determining whether there is a quorum and the results of voting at a session of the Board of Directors held through joint attendance the written opinion of a member of the Company's Board of Directors absent at the session shall be taken into account.

14.14 In adopting resolutions at a session of the Board of Directors each member of the Board of Directors shall have one vote. In adopting a resolution of the Board of directors the Chairman of the Board of Directors shall have a deciding vote in the event of a tied vote of members of the Board of Directors.

14.15 The Chairman of the Company's Board of Directors shall organize the work of the Board of Directors, convene and chair its sessions, organize the keeping of minutes at sessions and ensure that effective functioning of the committees of the Board of Directors.

14.16 The Board of Directors may appoint a deputy Chairman of the Board of Directors. In the absence of the Chairman of the Company's Board of Directors his functions (including the right to sign documents) shall be performed by his deputy and, in the absence of the latter is - by one of the members of the Board of Directors pursuant to a resolution of the Company's Board of Directors, adopted by a majority of votes of members participating in the session.

Powers of the sole person and collective executive bodies of the issuer pursuant to its charter (founding documents):

Article 16 (The Charter of JSC CenterTelecom) General Director of the Company

16.1 The General Director is the individual executive body managing the Company's day-to-day activities. The General Director shall be appointed by the Company's Board of Directors.

16.2 The General Director shall adopt resolutions on matters not referred to the authority of the Company's General Meeting of Shareholders, Board of Directors or Management Board pursuant to this Charter.

16.3 The General Director shall perform the functions of Chairman of the Company's Management Board.

16.4 The General Director shall acts on behalf of the Company without a power of attorney, including representation of the interests of the Company, conclusion of transactions on behalf of the Company, approval of staff-lists and issue of orders and instructions binding upon all of the Company's employees. The General Director's rights, duties, salary and liability shall be determined in the agreement that he enters into with the Company. The Chairman of the Company's Board of Directors shall sign the agreement on behalf of the Company.

16.5 During the General Director's absence (illness, business trips, vacation etc.) the officer performing through the established procedure the duties of General Director shall have the right to issue power of attorneys on behalf of the Company.

16.6 The Company's Board of Directors may at any time adopt a resolution early terminating the authority of the Company's General Director and terminating the agreement with him.

Article 15 (The Charter of JSC CenterTelecom) Company's Management Board

15.1 The Management Board is the collective executive body organizing the implementation of resolutions of the Company's General Meeting of Shareholders and Board of Directors.

15.2 The number of members and members of the Management Board shall be determined by a resolution of the Company's Board of Directors upon proposal from the General Director and members of the Company's Board of Directors.

15.3 The Management Board shall be constituted for a term to be determined by the Company's Board of Directors when appointing its members.

Pursuant to a resolution of the Company's Board of Directors the authority of any member (all members) of the Company's Management Board may be terminated early.

In the event that the authority of individual members of the Management Board are terminated early the authority of newly appointed members of the Management Board will remain effective within the term for which the Company's Management Board was constituted.

15.4 The following matters relating to management of the Company's day-to-day activities will be referred to the authority of the Company's Management Board: 1) developing proposals relating to the principal directions of activity of the Company, including drafts of the annual budget, mid-term and long-term budgets, development strategies and programs for the Company and proposals relating to amendments to such documents; 2) approving internal supervisory procedures; 3) determining the Company's staff and social policy; 4) approving the internal document regulating the general provisions for working incentives and considering and adopting resolutions on conclusion of collective agreements and contracts; 5) preparing materials and draft resolutions on matters to be considered by the General Meeting of Shareholders or Board of Directors and presenting materials to committees of the Board of Directors; 6) organizational and technical support of the activities of the Company's bodies; 7) determining the technical, financial, economic and pricing policies of the Company and its branch offices; 8) determining accounting policy and supervising improvements to accounting and administrative methods and the adoption of international accounting standards for the Company and its branch offices; 9) determining the methods for planning, budgeting and financial control for the Company and its branch offices;10) determining security policies for the Company and its branch offices; 11) determining the procedure for allocating assets to branch offices and withdrawal of allocated assets from branch offices; 12) determining the number of members of the collective executive bodies of branch offices, appointing them, terminating their authority early and approving the regulations on branch offices' collective executive bodies; 13) preliminary approval of candidates for the position of deputy heads and chief accountants of branch and representative offices and relieving them of their duty; 14) approving the terms of agreements (supplementary agreements) with members of branch offices' collective executive bodies and the deputy heads and chief accountants of branch and representative offices and considering matters within the authority of the Management Board pursuant to such agreements; 15) approving branch offices' quarterly budgets and amending such documents; 16) analyzing the results of performance of the Company's structural subdivisions, including separate structural subdivisions, and developing binding instructions for improvement of their work; 17) approving internal documents regulating matters within the authority of the Company's Management Board, subject to of documents to be approved by the Company's General Meeting of Shareholders or Board of Directors.

15.5 The Company's Management Board also has the right to adopt resolutions on other matters connected with the day-to-day management of the activities of the Company pursuant to the instructions from the Board of Directors or a proposal from the Company's General Director.

15.6 The procedure for convening and holding sessions of the Management Board and also the procedure for adoption of resolutions by the Management Board, the amount and procedure for paying compensations to members of the Management Board shall be established by the Regulation On the Management Board of the Company, to be approved by the Company's General Meeting of Shareholders.

15.7 The rights, duties and liability of members of the Management Board shall be determined in the agreement that each of them enters into with the Company. The Company's General Director shall sign the agreement on the behalf of the Company.

The charter and internal regulations of the Company contains provisions reflecting recommendations of the Code pf Corporate Behavior as approved by the Russian government (options to set-up committees of the Board of Directors, set-up of a special internal audit unit, appointment of a Corporate Secretary, etc.), and also stated in the declaration of principles of corporate behavior, adopted by the Board of Directors on June 18, 2003.

The Board of Directors on August 4, 2003 approved Measures to streamline corporate management of JSC CenterTelecom.

On October 1, 2003 the Company's Board of Directors passed a decision to set up and approved regulations on three standing supervisory Committees of the Board, viz.: on personnel and remunerations, on corporate management, on budget and investment planning.

Currently development of basics of the Company's corporate policies is under way, including drawing up of Code of Corporate Behavior of the Company.

Before end of 2003 the Code is scheduled for development and approval by the Board of Directors.

5.2 Information on individuals – members of the governing bodies of the issuer.

Board of Directors

Chairman of the Board of Directors:
Mr. Valeriy .N Yashin
Born in ***1941***
Education: ***Higher***

Period: ***1996-1999***
Organization: ***JSC Peterburgskaya Telefonnaya Set' (Saint-Petersburg Telephone Network)***
Position: ***General Director***

Period: ***1999- up to now***
Organization: ***JSC Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***General Director and Chairman of the Management Board***

Period: ***2000 - 2001***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region (JSC CenterTelecom as of 2001)***
Position: ***Chairman of the Board of Directors***

Period: ***2000- up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Period: *2001 - up to now*
Organization: *Public Joint-Stock Company Central Telecommunication Company*
Position: *Chairman of the Board of Directors*

Period: *2000 - 2002*
Organization: *Public JSC Svyazinvest-Media*
Position: *Chairman of the Board of Directors*

Period: *2000 - up to now*
Organization: *Public JSC Moscow Metropolitan Telephone Network (MGTS)*
Position: *Member of the Board of Directors*

Period: *2000 - up to now*
Organization: *OJSC Rostelecom*
Position: *Chairman of the Board of Directors*

Period: *1998 - up to now*
Organization: *Private JSC Saint-Petersburg Payphones*
Position: *Chairman of the Board of Directors*

Period: *2001 - up to now*
Organization: *Public JSC Telecominvest*
Position: *Chairman of the Board of Directors*

Period: *1997 - 2002*
Organization: *JSC Petersburg Telephone Network (as of 2001 JSC North-West Telecom)*
Position: *Member of the Board of Directors*

Period: *2001 – up to now*
Organization: *Public JSC RTComm.RU*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: *Public JSC Elektrosvyaz of the Orel region*
Position: *Chairman of the Board of Directors*

Period: *2001 - up to now*
Organization: *Non-governmental Pension Fund Rostelecom-Guarantia*
Position: *Chairman of the Fund Board*

Period: *2002 - up to now*
Organization: *Public JSC North-West Telecom (Public JSC Petersburg Telephone Networks before 2001)*
Position: *Chairman of the Board of Directors*

Period: *2000 - 2003*
Organization: *Private JSC MobiTel*
Position: *Chairman of the Board of Directors*

Period: *1996 - up to now*

Organization: *Non-governmental Pension Fund Telecom-Soyuz*
Position: ***Chairman of the Fund Board***

Period: ***2001 - up to now***
Organization: ***Public JSC National Payphone Network***
Position: ***Chairman of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Public JSC RTComm.RU***
Position: ***Member of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Russian Telecommunications History Fund***
Position: ***Member of the Board***

Interest in the legal (charter) capital of the issuer: *0.0014259%*
Percentage of the ordinary shares of the issuer: *0.001901132%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Members of the Board of Directors:
Mr. Stanislav P. Avdiants
Born in: ***1946***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1998 - 1999***
Organization: ***Public Joint-Stock Company Ivestitsionnaya Kompania Svyazi***
Position: ***Deputy Head of Economic and Finance Division***

Period: ***1999 - 2000***
Organization: ***Public Joint-Stock Company Ivestitsionnaya Kompania Svyazi***
Position: ***Deputy Director of Economic Forecast and Consolidated Planning Department***

Period: ***2000 - 2001***
Organization: ***Public Joint-Stock Company Ivestitsionnaya Kompania Svyazi***
Position: ***Executive Director - Director of Economic Forecast and Consolidated Planning Department***

Period: ***2001 - 2003***
Organization: ***Public Joint-Stock Company Kostromskaya City Telephone Network***
Position: ***Member of the Board of Directors***

Period: ***2001 - up to now***
Organization: ***Public Joint-Stock Company Ivestitsionnaya Kompania Svyazi***
Position: ***Executive Director - Director of Economic and Tariff Policy***

Period: ***2002 - up to now***
Organization: ***Public Joint-Stock Company Southern Telecommunications Company***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Public Joint-Stock Company for international and long-distance telecommunications Rostelecom***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Public Joint-Stock Company Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Ruben A. Amaryan
Born in: ***1949***
Education: ***Higher education***
Degree in Science: ***Doctor of Science in Technology***
Academic rank: ***full member of the International Telecommunication Academy, Professor of Moscow Academy of Labor Market and Information Technology***

Positions held over the past five years:
Period: ***1997 - 2000***
Organization: ***Public Joint-Stock Company Moscow Metropolitan Telephone Network***
Position: ***Deputy General Director of JSC MGTS – Head of Technical and Engineering department Service***

Period: ***2000 – up to now***
Organization: ***Public Joint-Stock Company Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***General Director, Chairman of the Management Board***

Period: ***2000 - up to now***
Organization: ***Public Joint-Stock Company Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***Member of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***Public Joint-Stock Company National Payphone Network***
Position: ***Member of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Private Joint-Stock Company Moscow Telecommunication Company as of 2003 CenterTelecomService of the Moscow region***
Position: ***Chairman of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company for Telecommunications and Informatics of the Voronezh region***
Position: ***Member of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Commercial Bank LINK-bank (Public Joint-Stock Company)***
Position: ***Chairman of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Chairman of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company Science and Technical Center COMSET***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.013912%***
Percentage of the ordinary shares of the issuer: ***0.018550%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Boris Dm. Antonyuk
Born in: ***1949***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1992 - 1999***

Organization: ***Private JSC Teleport-TP***
Position: ***Chairman of the Management Board***

Period: ***1997 - 1999***
Organization: ***PLD Telecom***
Position: ***Member of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***FGUP Satellite Communications***
Position: ***General Director***

Period: ***2002 - up to now***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***First Deputy Minister***

Period: ***2003 - up to now***
Organization: ***JSC Svyazinvest***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Vadim E. Belov
Born in: ***1958***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1998 - 1999***
Organization: ***Moscow Representative Office of SPK Capital Limited Company (Cyprus)***
Position: ***Managing Director***

Period: ***1999 - 2000***
Organization: ***JSC Kirovelektrosvyaz***
Position: ***Chairman of Supervisory Board***

Period: ***1999 - 2000***
Organization: ***Public JSC Volgogradelektrosvyaz***
Position: ***Chairman of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***JSC Volgogradelektrosvyaz***

Position: *Member of the Board of Directors*

Period: *1999 - 2000*
Organization: *JSC Elektrosvyaz of Stavropolski krai*
Position: *Member of the Board of Directors*

Period: *1999 - 2000*
Organization: *JSC Elektrosvyaz of Primorski krai*
Position: *Member of the Board of Directors*

Period: *2000 - up to now*
Organization: *Public Joint-Stock Company Central Telecommunication Company (before 2001 JSC Elektrosvyaz of the Moscow region)*
Position: *Member of the Board of Directors*

Period: *1999 - 2000*
Organization: *JSC Elektrosvyaz of the Moscow region)*
Position: *Chairman of the Board of Directors*

Period: *1999 - up to now*
Organization: *JSC Ivestitsionnaya Kompania Svyazi*
Position: *Deputy General Director*

Period: *1999 - up to now*
Organization: *JSC Southern Telecommunications Company (before 2001 JSC Kubanelektrosvyaz)*
Position: *Chairman of the Board of Directors*

Period: *2000 - up to now*
Organization: *Public Joint-Stock Company Ivestitsionnaya Kompania Svyazi*
Position: *Member of the Management Board*

Period: *2000 - up to now*
Organization: *OJSC Rostelecom*
Position: *Member of the Board of Directors*

Period: *2001 - 2002*
Organization: *JSC Uraltelecom of Sverdlovsk region*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: *JSC Elektrosvyaz of Novosibirsk region*
Position: *Member of the Board of Directors*

Period: *2001 - 2002*
Organization: *JSC Elektrosvyaz of Rostov region*
Position: *Chairman of the Board of Directors*

Period: *2001 - up to now*
Organization: *Non-governmental Pension Fund Rostelecom-Guarantia*
Position: *Member of the Fund Board*

Period: *2002 - 2003*
Organization: *ACB Svyaz-Bank*
Position: *Member of the Board of Directors*

Period: *2002 - 2003*
Organization: *Private JSC RTC-Invest*
Position: *Chairman of the Board of Directors*

Period: *2002 - up to now*
Organization: *JSC RTC-Leasing*
Position: *Member of the Board of Directors*

Period: *2002 - up to now*
Organization: *JSC Central Telegraph*
Position: *Member of the Board of Directors*

Period: *1999 -2001*
Organization: *JSC Uralsvyazinform*
Position: *Chairman of the Board of Directors*

Period: *2001 -2002*
Organization: *JSC Uralsvyazinform*
Position: *Member of the Board of Directors*

Period: *2002 – up to now*
Organization: *JSC Uralsvyazinform*
Position: *Chairman of the Board of Directors*

Period: *2002 - up to now*
Organization: *Not-for-profit Partnership Center for Telecommunications Development Studies*
Position: *Chairman of the Partnership Board*

Period: *2002 - 2002*
Organization: *JSC Svyazinform of Chelyabinsk region*
Position: *Member of the Board of Directors*

Period: *2002 - up to now*
Organization: *Public JSC North-West Telecom*
Position: *Member of the Board of Directors*

Period: *2002 - up to now*
Organization: *Non-governmental Pension Fund Telecom-Soyuz*
Position: *Member of the Fund Board*

Interest in the legal (charter) capital of the issuer: *0.0001944%*
Percentage of the ordinary shares of the issuer: *0.00025925%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Alexander P. Gribov
Born in: ***1972***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1990 - 1999***
Organization: ***Armed Forces of the RF***
Position: ***Military man***

Period: ***1999 - 2001***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Chief Expert***

Period: ***2001 - 2002***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Deputy Division Director – Head of Department***

Period: ***2002 - up to now***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Deputy Chief of Department – Head of Unit***

Period: ***2002 - up to now***
Organization: ***Public Joint-Stock Company Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Alexander V. Ikonnikov
Born in: ***1971***
Education: ***Higher education***

Positions held over the past five years:

Period: *1997 - 1999*
Organization: ***Ministry of Fuel and Power of the RF***
Position: ***Chief of department, External economic activity and investment in fuel and energy industry***

Period: ***1999 - 2000***
Organization: ***CPO National Association of Securities Market Participants (NAUFOR)***
Position: ***Deputy Chairman of the Management Board***

Period: ***2000 - up to now***
Organization: ***Association for protection of investors' rights***
Position: ***Executive Director***

Period: ***2000 - up to now***
Organization: ***Association of Independent Directors***
Position: ***Chairman of the Management Board***

Period: ***2002 - up to now***
Organization: ***Public Joint-Stock Company Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Public JSC North-West Telecom***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Alexander V. Lopatin
Born in: ***1964***
Education: ***Higher education***
Degree in Science: ***Ph. D. in Economics***

Positions held over the past five years:
Period: ***1997 - 1998***
Organization: ***Russian Joint-Stock Company of Power Engineering and Electrification UES Russia (RAO UES Russia)***
Position: ***Director of Treasury Department***

Period: ***1999 - 2000***
Organization: ***Public JSC Investitsionnaya Kompania Svyazi***
Position: ***First Deputy General Director***

Period: *2000 - 2003*
Organization: *Public JSC Investitsionnaya Kompania Svyazi*
Position: *Deputy General Director*

Period: *2000 - up to now*
Organization: *Public Joint-Stock Company Central Telecommunication Company*
Position: *Member of the Board of Directors*

Period: *2000 - up to now*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Member of the Management Board*

Period: *2000 - up to now*
Organization: *Open JSC for International and Long-distance Telecommunications Rostelecom*
Position: *Member of the Management Board*

Period: *2000 - up to now*
Organization: *OAO MGTS*
Position: *Member of the Board of Directors*

Period: *2000 - 2003*
Organization: *Private JSC Mobile Telecommunications*
Position: *Member of the Board of Directors*

Period: *2003 – up to now*
Organization: *Private JSC Mobile Telecommunications*
Position: *Chairman of the Board of Directors*

Period: *2000 - up to now*
Organization: *OJSC Rostelecom*
Position: *Member of the Board of Directors*

Period: *2000 - up to now*
Organization: *JSC Central Telegraph*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: *JSC Khantymansiyskokrtelecom*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: *JSC Elektrosvyaz of Krasnoyarski krai*
Position: *Chairman of the Board of Directors*

Period: *2002 - 2003*
Organization: *Not-for-profit Partnership Center for Telecommunications Development Studies*
Position: *Director*

Period: *2002 - 2003*
Organization: ***JSC SibirTelecom***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***JSC SibirTelecom***
Position: ***Chairman of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***JSC Far-Eastern Telecommunications Company***
Position: ***Chairman of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***JSC VolgaTelecom***
Position: ***Member of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Private JSC RusLeasingSvyaz***
Position: ***Chairman of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Aleksey B. Panteleev
Born in: ***1959***
Education: ***Higher education***

Positions held over the past five years:
Period: *1998 - 2000*
Organization: ***Armed Forces of the Russian Federation***
Position: ***Service man***

Period: *2000 - 2001*
Organization: ***Moscow region government***
Position: ***Deputy Chairman of the Moscow region government***

Period: *2000 - 2000*
Organization: ***Government of the Moscow region***
Position: ***Acting Minister on General Matters of the Moscow region government***

Period: *2000 - 2000*
Organization: ***Moscow region government***
Position: ***Minister of the Moscow region government – Chief of Staff of the Moscow region government***

Period: ***2001 - up to now***
Organization: ***Moscow region government***
Position: ***First Deputy Chairman of the Moscow region government***

Period: ***2003 - up to now***
Organization: ***Public Joint-Stock Company Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Oksana V. Petrova
Born in: ***1973***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1997-1999***
Organization: ***Russian Federal Agency for Regulation of Natural Monopolies in Communications (FSEMS Rossii)***
Position: ***Senior civil employee of the federal agency, civil servant of the 3rd class***

Period: ***1999-2000***
Organization: ***Open JSC Investitsionnaya Kompania Svyazi***
Position: ***Senior Expert, Methodology and Information Division, Department of Corporate Management***

Period: ***1999-1999***
Organization: ***Russian Federation Ministry of Antimonopoly Policy and Business Support***
Position: ***Senior Civil Employee, Department of Postal Service Tariff Regulation, Department for Regulation of Natural Monopolies in Communications***

Period: ***2000-2002***
Organization: ***Open JSC Investitsionnaya Kompania Svyazi***
Position: ***Chief Expert, Methodology and Information Division, Department of Corporate Management***

Period: ***2000- up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***JSC Elektrosvyaz of Kostroma region***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***JSC Chelyabinsksvyazinform***
Position: ***Member of the Board***

Period: ***2001 - 2002***
Organization: ***JSC Elektrosvyaz of Tver region***
Position: ***Member of the Board of Directors***

Period: ***2000- up to now***
Organization: ***Open JSC Investitsionnaya Kompania Svyazi***
Position: ***Deputy chief, Methodology and Information Division, Department of Corporate Management***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Grigoriy M. Finger
Born in: ***1966***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1995-2003***
Organization: ***Moscow representative office of NCH Advisors, Inc***
Position: ***Executive Director***

Period: ***1999- up to now.***
Organization: ***Joint-Stock Company Central Telegraph***
Position: ***Member of the Board of Directors***

Period: ***2002- up to now.***
Organization: ***Grindstone Plant Ilyich***
Position: ***Member of the Board of Directors***

Period: *2003- up to now.*
Organization: ***Public Joint-Stock Company Aeroflot***
Position: ***Member of the Board of Directors***

Period: ***2003- up to now.***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

The sole person executive body: General Director – Chairman of the Management Board
Mr. Ruben A. Amaryan
Born in: ***1949***
Education: ***Higher education***
Degree in Science: ***Doctor of Science in Technology***
Academic rank: ***full member of the International Telecommunication Academy, Professor of Moscow Academy of Labor Market and Information Technology***

Positions held over the past five years:
Period: ***1997 - 2000***
Organization: ***Public Joint-Stock Company Moscow Metropolitan Telephone Network***
Position: ***Deputy General Director of JSC MGTS – Head of Technical and Engineering department "Service"***

Period: ***2000 – up to now***
Organization: ***Public Joint-Stock Company Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***General Director, Chairman of the Management Board***

Period: ***2000 - up to now***
Organization: ***Public Joint-Stock Company Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***Member of the Board of Directors***

Period: ***2002 - - up to now***
Organization: ***Public Joint-Stock Company National Payphone Network***
Position: ***Member of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Private Joint-Stock Company Moscow Telecommunication Company as of 2003***

CenterTelecomService of the Moscow region
Position: ***Chairman of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company for Telecommunications and Informatics of the Voronezh region***
Position: ***Member of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Commercial Bank LINK-bank (Public Joint-Stock Company)***
Position: ***Chairman of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Chairman of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company Science and Technical Center COMSET***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.013912%***
Percentage of the ordinary shares of the issuer: ***0.018550%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Collective executive body of the issuer – the Management Board:

Mr. Aleksey A. Lokotkov
Born in: ***1950***
Education: ***Higher education***
Degree in Science: ***Ph. D. in technology***

Positions held over the past five years:
Period: ***1992 - 2000***
Organization: ***Public Joint-Stock Company Moscow Metropolitan Telephone Network***
Position: ***Deputy Chief, Economy and Planning***

Period: ***2000 – 2003***
Organization: ***Public Joint-Stock Company Central Telecommunication Company (before 2001 - Public Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***First Deputy General Director***

Period: ***2002 - 2002***

Organization: ***Public Joint-Stock Company Yaroslavskie telecommunications networks***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Ivanovskie telecommunications networks***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Public Joint-Stock Company Central Telecommunication Company***
Position: ***First Deputy General Director - Financial Director***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company Tver Cellular Communications***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company MOTECO (as of 2003 Private JSC CenterTelecomService of the Moscow region))***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Commercial Bank LINK-bank Public Joint-Stock Company***
Position: ***member of the audit commission***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: *0.01150%*
Percentage of the ordinary shares of the issuer: *0.015329%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Maksim A. Pegasov
Born in: ***1966***
Education: ***Higher education***

Positions held over the past five years:
Positions for the last 5 years:
Period: ***1993-1998***
Organization: ***JSC Moscow City Telephone Network***
Position: ***Head of Sovetski Telephone Node***

Period: *1999-2000*
Organization: *JSC Moscow City Telephone Network*
Position: *Head of Division, Network Reconstruction, Department of Telecommunication Maintenance – branch of JSC MGTS*

Period: *2000-2001*
Organization: *JSC Elektrosvyaz of the Moscow region*
Position: *Deputy General Director – Head of Prospective Development Department*

Period: *2000-2000*
Organization: *JSC Elektrosvyaz of the Moscow region*
Position: *Chief Engineer*

Period: *2001-2003*
Organization: *JSC Central Telecommunication Company*
Position: *Deputy General Director*

Period: *2000-2001*
Organization: *JSC Elektrosvyaz of the Moscow region*
Position: *Deputy General Director*

Period: *2002-2002*
Organization: *JSC Elektrosvyaz of the Kostroma region.*
Position: *Member of the Board of Directors*

Period: *2001- up to now*
Organization: *JSC Central Telecommunication Company*
Position: *Deputy General Director – Technical Director*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company Ryazan Cellular Communications*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.000143%*
Percentage of the ordinary shares of the issuer: *0.000190%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Mr. Alexander I. Polnikov
Born in: *1943*
Education: *Higher education*
Academic rank: *Academician*

Positions for the last 5 years:
Period: ***1998-1999***
Organization: ***JSC Investitsionnaya Kompania Svyazi***
Position: ***Executive Director, Investment***

Period: ***1999- up to now***
Organization: ***JSC Investitsionnaya Kompania Svyazi***
Position: ***Executive Director – Director of Capital Investment Management Department***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Ella M. Zhuravleva
Born in: ***1961***
Education: ***Higher education***
Degree in Science: ***Ph. D. in technology***

Positions held over the past five years:
Positions for the last 5 years:
Period: ***1997-2000***
Organization: ***Joint-Stock Company Moscow City Telephone Network (JSC MGTS)***
Position: ***Chief of Accounting, Finance and Crediting – First Deputy Chief Accountant, Technical and Engineering Provisioning Department "Service"***

Period: ***2000-2000***
Organization: ***JSC Moscow City Telephone Network***
Position: ***Deputy Chief, Economy and Finance – Chief Accountant, Technical and Engineering Provisioning Department***

Period: ***2000 - 2001***
Organization: ***JSC Elektrosvyaz of the Moscow region***
Position: ***Deputy General Director, Head of Personnel Relations Division***

Period: ***2001 – 2003***
Organization: ***JSC Central Telecommunication Company***
Position: ***Deputy General Director, Head of Personnel Relations Division***

Period: ***2003 - up to now***
Organization: ***JSC Central Telecommunication Company***
Position: ***Deputy General Director, Director for Personnel***

Period: *2003 – up to now*
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.000333%***
Percentage of the ordinary shares of the issuer: ***0.000444%***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Raisa P. Konstantinova
Born in: ***1954***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1993-2000***
Organization: ***Joint-Stock Company Moscow City Telephone Network (JSC MGTS)***
Position: ***Chief Accountant***

Period: ***2000 - 2001***
Organization: ***JSC Elektrosvyaz of the Moscow region***
Position: ***Chief Accountant***

Period: *2001 – up to now*
Organization: ***JSC Central Telecommunication Company***
Position: ***Chief Accountant***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Sergey V. Pridantsev

Born in: ***1967***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1998 - 2003***
Organization: ***Private Joint-Stock Company Lucent Technologies***
Position: ***Sales Director***

Period: ***2002 - 2003***
Organization: ***Public Joint-Stock Company Central Telecommunication Company***
Position: ***Advisor to the General Director***

Period: ***2003 - up to now***
Organization: ***Public Joint-Stock Company Central Telecommunication Company***
Position: ***Advisor to the General Director – Commercial Director***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company MOTECO (as of 2003 Private JSC CenterTelecomService of the Moscow region)***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Member of the Board of Directors***
Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Valeriy P. Sychev
Born in: ***1947***
Education: ***Higher education***
Academic rank: ***Assistant Professor***

Positions held over the past five years:
Period: ***1998 - 2000***
Organization: ***Limited Liability Company Private Security Firm SBB Security***
Position: ***Deputy Director – Chief of Guarding***

Period: *2000 - 2001*
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Deputy General Director – Head of Security***

Period: *2001 - 2002*
Organization: ***Public Joint-Stock Company Central Telecommunication Company***
Position: ***Deputy General Director – Head of Security***

Period: ***2002 - up to now***
Organization: ***Public Joint-Stock Company Central Telecommunication Company***
Position: ***Deputy General Director for Security and Confidentiality Enforcement***

Period: *2002 - 2002*
Organization: ***Public Joint-Stock Company Smolensksvyazinform***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Tatyana N. Sotskova
Born in: ***1958***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1998 - 2000***
Organization: ***Ministry of Fuel and Energy of the Russian Federation***.
Position: ***Chief of Legal Department***

Period: *2000 - 2001*
Organization: ***Ministry of Power Generation of the Russian Federation***
Position: ***Chief of Legal Department***

Period: *2001 - 2001*
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Chief of Legal Department***

Period: *2001 - 2003*
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Chief of Legal Department***

Period: ***2003 - up to now.***

Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Director of Legal Department***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company Science and Technical Center COMSET***
Position: ***member of the audit commission***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Alexander V. Haustovich
Born in: ***1949***
Education: ***Higher education***
Degree in Science: ***Ph. D. in technology***
Academic rank: ***Assistant Professor***

Positions held over the past five years:
Period: ***1998 - up to now***
Organization: ***Telecommunications association of the Central Black-Soil region***
Position: ***Member of the Management Board***

Period: ***1998 - up to now***
Organization: ***Private Joint-Stock Company Comincom – Black-Soil***
Position: ***Member of the Board of Directors***

Period: ***1998 - 2001***
Organization: ***Public Joint-Stock Company Voronezhsvyazinform***
Position: ***First Deputy General Director***

Period: ***2001 2002***
Organization: ***Public Joint-Stock Company Voronezhsvyazinform (now – Voronezhsvyazinform subsidiary of JSC CenterTelecom***
Position: ***General Director***

Period: ***2002 - up to now***
Organization: ***Private Stock Company Cellular Communications Of Black-Soil Area***
Position: ***Chairman of the Board of Directors***

Period: ***2002- up to now***
Organization: ***Voronezhsvyazinform- subsidiary of JSC CenterTelecom***
Position: ***Deputy General Director – Director of Voronezhsvyazinform, a subsidiary of JSC***

CenterTelecom, Member of the Management Board

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company Teleservice***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.102933%***
Percentage of the ordinary shares of the issuer: ***0.133340%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer:
Name: ***Private Stock Company Cellular Communications Of Black-Soil Area***
Interest: ***0.75%***

Name: ***Limited Liability Company Trunksvyaz***
Interest: ***1.923%***

Name: ***Limited Liability Company Informsvyaz-Black-Soil Area***
Interest: ***3.8%***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Nikolay V. Mezhuev
Born in: ***1962***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1979 - 1999***
Organization: ***Armed Forces of the RF***
Position: ***Military man***

Period: ***2000 - 2001***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Deputy General Director***

Period: ***2000 - 2000***
Organization: ***Private Joint-Stock Company Teleintercom***
Position: ***Deputy General Director***

Period: ***2001 - 2003***
Organization: ***Public Joint-Stock Company Central Telecommunication Company***
Position: ***Deputy General Director***

Period: ***2002 - up to now***
Organization: ***Private Joint-Stock Company Moscow Telecommunication Company***

Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Belgorodskaya Elektricheskaya Svyaz***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Orel region***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Public Joint-Stock Company Central Telecommunication Company***
Position: ***Deputy General Director – Director of Moscow subsidiary of JSC CenterTelecom***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.000048%***
Percentage of the ordinary shares of the issuer: ***0.000063%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

The person performing the duties of the sole person executive body of the issuer: ***Mr. Ruben A. Amaryan***

5.3 Compensations, benefits, remunerations and/or reimbursement of expenses of each governing body of the issuer.

Remunerations paid to the Management Board members in 2002:

1) Salaries: RUR3,747,373.50;
2) Bonuses: RUR1,886,157.14;
3) Commissions: RUR4,849.00;
4) Benefits or expense reimbursement: no;
5) Other allowances: RUR230,208.36.

Total remunerations paid to the Management Board members in 2002: RUR5,868,588.00.

According to Article 6 Remunerations for the Management Board members and reimbursement of expenses related to their performance of duties of Regulations on the Management Board of JSC CenterTelecom:

6.1. Members of the Company's Management Board during their term in office shall be paid remunerations and reimbursed for expenses related to their performance of duties as the Management Board members.

6.2. Amounts of remunerations are set as percentages of the Company net profit for the relevant

quarter according to accounting reports of the Company and shall be paid quarterly.

6.3. Paid amounts and their distributions between the Management Board members shall be determined by a decision of the Board of Directors as proposed by the Management Board Chairman.

6.4. The Board of Directors shall decide on the percentage of allocations to calculate the remunerations amount.

6.5. Members of the Management Board are entitled to take part in option plans established by the Company.

Remunerations paid to members of the Board of Directors in 2002:

1) Salary: no;
2) Bonuses: RUR317,266.68;
3) Commissions: no;
4) Benefits and reimbursement of expenses: no;
5) Other allowances: no

Total remunerations paid to members of the Board of Directors in 2002: RUR317,266.68

According to Article 7 Remunerations for the Board of Directors members and reimbursement of expenses related to their performance of duties of Regulations on the Board of Directors of JSC CenterTelecom:

7.1. Members of the Company's Board of Directors during their term in office shall be paid remunerations and reimbursed for expenses related to their performance of duties as the Management Board members.

7.2 Remunerations paid to members of the Board of Directors consist of an annual and quarterly payments.

7.3 Quarterly remunerations to each members of the Board of Directors are as a percentage of the Company's revenues from sales of merchandise, products, works, services for the reporting period according to accounting reports of the Company.

The Chairman of the Board of Directors is paid remunerations using a multiplier of 1.3.

Remunerations payable to a member of the Board of Directors shall be reduced:

by 30% if the member attended in person less than half of the Board meetings held in the form of joint presence;

by 100% if the member attended less than half of the total number of the conducted Board meetings.

For the quarter in which elections of the Board members took place, remunerations to the Board member shall be paid pro rata to the actual time in office in the quarter in question.

7.4 Amount of annual remunerations for the whole Board of Directors is set as a percentage of the Company's net profit for the reporting year according to accounting reports of the Company.

Amount of annual remunerations for each member of the Board of Directors shall be determines by a decision of the Board passed simultaneously with tentative approval of the annual report of the Company.

7.5 The general meeting of shareholders at which the relevant Board of Directors is elected shall decide on the percentage of allocations to calculate the annual and quarterly remunerations.

7. 6 Members of the Board of Directors are entitled to take part in option plans established by the Company.

5.4 Structure and powers of the issuer's bodies for control and supervision over financial and business activities.

Structure and terms of reference of bodies for controlling business and financial operations of the issuer

Article 18 (Charter of JSC CenterTelecom)
SUPERVISION OF COMPANY FINANCIAL
AND ECONOMIC ACTIVITY

18.1 In order to supervise financial and economic activity an internal audit commission and a special structural subdivision implementing internal supervision shall be created within the Company and an independent auditor shall be engaged.

18.2 The internal audit commission is an independent supervisory body of the Company. Its five members shall be elected at the annual General Meeting of Shareholders for the period up to the following annual General Meeting of Shareholders.

18.2.1 The authority of individual members or the all members of the internal audit commission may be terminated early by a resolution of the General Meeting of Shareholders.

18.2.2 In the event of early termination of the authority of members of the internal audit commission the authority of the new members of the internal audit commission shall remain in effect until the next annual General Meeting of Shareholders.

In the event that the number of members of the internal audit commission falls below half the number of elected members of the internal audit commission the Board of Directors must convene an extraordinary General Meeting of Shareholders to elect a new internal audit commission. The remaining members of the internal audit commission shall perform their functions until the new internal audit commission is elected at the extraordinary General Meeting of Shareholders.

The following matters a referred to the authority of the internal audit commission:

verifying the accuracy of data in reports and other financial documents of the Company;

- discovering breaches of procedures established by legal acts of the Russian Federation on maintaining accounts and presenting financial reports;
- verifying the compliance with legal norms of the calculation and payment of taxes;
- discovering infringements of legal acts of the Russian Federation in accordance with which the Company conducts its financial and economic activity;
- assessing the economic feasibility of the Company's financial and economic operations.

18.2.3 The internal audit commission shall review the Company's financial and economic activity based on the Company's results for the year.
The Company's financial and economic activity shall also be reviewed:
at the initiative of the Company's internal audit commission;
pursuant to a resolution of the Company's General Meeting of Shareholders;
pursuant to a resolution of the Company's Board of Directors;
pursuant to a request of a shareholder (shareholders) of the Company holding a total of at least 10 percent of voting shares in the Company in respect of all matters within the authority of the General Meeting of Shareholders on the date that the request is presented.

18.2.4 Pursuant to a request of the internal audit commission, officers of the Company's management bodies must provide documents concerning the Company's financial and economic activity.

18.2.5 Working procedures for the internal audit commission and the amount and procedure for payment of the fees of members of the internal audit commission shall be determined in the Regulation On the Internal Audit Commission of the Company, to be approved by the General Meeting of Shareholders.

18.3 In order to ensure permanent internal supervision over performance of all economic operations a special structural subdivision shall be established within the Company that will be independent of the Company's executive bodies. The activity of such subdivision shall be under supervision of the Company's Board of Directors.
The functions of such structural subdivision, the procedure for performance of its activities and the procedure for appointing employees, requirements with respect to such employees shall be determined by an internal document approved by the Company's Board of Directors.

18.4 In order to verify and confirm the accuracy of the annual financial reports the Company shall each year engage a professional auditor, independent form any material interests connected with the Company or its shareholders.

18.4.1 The auditor shall audit the Company's financial and economic activity in accordance with legal acts of the Russian Federation on the basis of an agreement entered into with it.

18.4.2 The General Meeting of Shareholders shall approve the Company's auditor. The terms of the agreement to be entered into with the auditor, including the amount of fees payable for its services, shall be approved by the Company's Board of Directors.

18.4.3 The Company's activity must be audited at any time pursuant to a request of a shareholder

with a total interest in the charter capital of 10 percent or more. Shareholders initiating an audit review shall submit to the Board of Directors a written request indicating the grounds of such request, the name of the shareholders and the quantity and category (type) of shares belonging to such shareholders and bearing the signature of the shareholder or its authorized representative. If the demand is signed by an authorized representative a copy of the power of attorney must be attached to it.

Information regarding the internal system of control and supervision over financial and business activities of the issuer.

In 2003 Internal Control Department was set up in JSC CenterTelecom with responsibilities for internal control over financial and business dealings of the Company.

The department carries out scheduled audits, scheduled target checks, ad hoc checks (as required) of financial and economic dealings of subsidiaries (i.e. the department verifies compliance with effective applicable legislation and special requirements set forth by internal regulations of the Company).

Key employees of the department: Director – Ms. L. Dyliaeva, Deputy Director – Ms. N. Andreeva.

The organizational structure of the Department, its work schedule for 2H2003 and main operations are approved by the Board of Directors on October 1, 2003.

Pursuant to the regulations approved by the Board of Directors the internal audit department reports to the Board of Directors and interoperates with the external auditor of the Company.

In 3Q2003 the following documents were drawn up by the director of the Internal Audit Department and submitted for review by the Board of Directors:

1. Work schedule for 4Q2003 (attached);
2. Organizational structure of the Internal Audit Department (attached);
3. Main operations f the Internal Audit Department for 2H2003;

Pursuant to work schedule of the Department on September 22, 2003 an audit of financial and business dealings of the Tver subsidiary was initiated.

In order to implement the schedule of audits of the Company's subsidiaries General Directorate's experts and experts of internal audit units of subsidiaries in various areas are involved.

The Company has developed and enacted internal regulations covering rules for handling sensitive, proprietary and confidential information.

5.5 Information on individuals serving in the bodies controlling and supervising financial and business operations of the Company.

Control and internal audit commission

Mr. K. Belyaev

Born in: ***1968***
Education: ***higher***

Positions held over the past five years:
Period: ***1996 - 2001***
Organization: ***Public Joint-Stock Company Artelecom***
Position: ***Chief accountant***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Yartelecom***
Position: ***member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Artelecom***
Position: ***member of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Public Joint-Stock Company ACB Svyaz-Bank***
Position: ***member of the Board of Directors***

Period: ***2001 – Position:***
Organization: ***Public Joint-Stock Company Svyazinvest***
Position: ***Chief accountant***

Interest in the legal (charter) capital of the issuer: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Ms. Lyubov Greseva

Born in: ***1976***
Education: ***higher***

Positions held over the past five years:
Period: ***1998 - 1998***
Organization: ***Private Joint-Stock Company Master-Design***
Position: ***Chief accountant***

Period: ***1998 – 2000***
Organization: ***Limited Liability Company Permlescontract***
Position: ***deputy chief accountant, acting chief accountant***

Period: ***2000 - 2000***

Organization: ***Limited Liability Company Prikamie Lada Plus***
Position: ***Chief accountant***

Period: ***2000 – 2002***
Organization: ***Limited Liability Company Sargona-Pro***
Position: ***Chief accountant***

Period: ***2002 - 2003***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***chief expert, external audit unit, Internal Audit and Economic Analysis Department***

Period: ***2002 – up to now***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***chief expert, unit of external audit of subsidiaries of JSC Svyazinvest, Internal Audit Department of JSC Svyazinvest***

Interest in the legal (charter) capital of the issuer: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Ms. Elena Kukudzhanova

Born in: ***1972***
Education: ***higher***

Positions held over the past five years:
Period: ***1999 - 2000***
Organization: ***Limited Liability Company Odeks***
Position: ***accountant***

Period: ***2000 - 2000***
Organization: ***Private Joint-Stock Company Soyuzsnab***
Position: ***Chief accountant***

Period: ***2000 – 2002***
Organization: ***Limited Liability Company RIL***
Position: ***accountant***

Period: ***2002 – up to now***
Organization: ***Public Joint-Stock Company Svyazinvest***
Position: ***chief expert, external audit unit, Internal Audit Department***

Interest in the legal (charter) capital of the issuer: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer:

no information available to the Company

Ms. Irina Prokofieva

Born in: ***1968***
Education: ***higher***

Positions held over the past five years:
Period: ***1998 - 2001***
Organization: ***Public Joint-Stock Company Telecominvest***
Position: ***expert***

Period: ***2001 - 2001***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Deputy chief of internal audit unit, Internal Audit and Economic Analysis Department***

Period: ***2001 – 2003***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Deputy Director – chief of internal audit unit, Internal Audit and Economic Analysis***

Period: ***2001 – up to now***
Organization: ***Private Joint-Stock Company Ermak-RMS***
Position: ***Member of the Board of Directors***

Period: ***2001 – up to now***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Director of Internal Audit Department***

Interest in the legal (charter) capital of the issuer: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer:
no information available to the Company

Mr. Kirill Frolov

Born in: ***1977***
Education: ***higher***

Positions held over the past five years:
Period: ***1997 - 2000***
Organization: ***Limited Liability Company Dubrovka***
Position: ***Chief accountant***

Period: ***2000 - 2001***
Organization: ***Company A-Hold***
Position: ***auditor***

Period: ***2001 – 2001***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***chief expert, internal audit and economic analysis unit***

Period: *2001 – 2003*
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***chief of internal audit unit, Internal Audit and Economic Analysis***

Period: *2003 – up to now*
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Deputy Director – chief of external audit of subsidiaries of JSC Svyazinvest, Internal Audit Department***

Interest in the legal (charter) capital of the issuer: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Internal Audit Department
Ms. Lyudmila Dyliaeva

Born in: *1958*
Education: ***higher***

Positions held over the past five years:
Period: *1997 – 1999*
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Inspector of the audit, internal audit commission***

Period: *1999 – 2000*
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Accountant-controller, accounting, reporting and control unit***

Period: *2000 – 2001*
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Chief of audit, Head Accounting Department***

Period: *2001 – 2003*
Organization: ***Public Joint-Stock Company Central Telecommunication Company***
Position: ***Head of Department of Internal Audit of the General Accounting Office***

Period: *2003 – 2003*
Organization: ***Public Joint-Stock Company Central Telecommunication Company***
Position: ***Deputy head, Accounting Procedures, Methodology and Accounting Department***

Period: *2003 – up to now*
Organization: ***Public Joint-Stock Company Central Telecommunication Company***
Position: ***Director of Internal Audit Department***

Interest in the legal (charter) capital of the issuer: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and

business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

5.6 Remunerations, benefits/reimbursement of expenses of the body supervising financial and business activities of the issuer.

The Charter of JSC CenterTelecom specifies that amount and payment procedure of the remunerations payable to members of the internal audit commission are set forth by Regulations on the audit commission of the Company to be approved by a general meeting of shareholders.

The said Regulations in Article 7 specifies that a member of the audit commission shall be paid remunerations equal to half of that of a member of the Board of Directors.

Remunerations paid to members of the audit commission in 2002:

Salary – RUR191,589.96;

Bonuses – RUR199,788.84;

Commissions - no;

Benefits and/or reimbursement of expenses – no

Other allowances - RUR6,600

Total remunerations paid to members of the audit commission for 2002: – RUR397,978.80

Remunerations paid to employees of the internal audit unit for 2002:

Salary – RUR516,082.81;

Bonuses – RUR360,887.77;

Commissions - no;

Benefits and/or reimbursement of expenses – no

Other allowances – RUR500

Total remunerations paid to employees of the internal audit unit for 2002 – RUR896,470.58

5.7 Workforce and general information on the issuer's employees and workforce variations

	Description	3Q2003
1.	Average number of employees	69,741
2.	Payroll allocations, RUR	1,334,430,063
3.	Funds allocated for social purposes, RUR	120,656,010
4.	Total amount of funds, RUR	1,455,086,073

Breakdown of the issuer's employees by age and education

Description	**In reporting period**
Employees aged under 25 years, %	6.4 %
Employees aged between 25 and 35, %	25.7 %
Employees aged between 25 and 55, %	55.4 %
Employees aged over 55, %	12.5 %
TOTAL:	**100 %**
of whom:	
secondary and/or higher education, %	32.9 %

primary and/or secondary vocational training, %	41.2 %
higher professional training, %	25.9 %
post-graduate professional training, %	0.6 %

Grass-root trade-union organizations are created and act in the Company.

In the constituent entities of the RF in the Central Federal Districts there are area organizations of the all-Russia telecommunications trade union.

5.8 Information regarding any issuer's obligations to employees (workforce) related to a possibility of their participation in the legal (contributed) capital (unit fund) of the issuer.

No obligations to employees.

VI. Information regarding shareholders of the issuer, and related party deals closed by the issuer deals where there was interest

6.1 Data on the total number of the issuer's shareholders (participants).

Total number of the issuer's shareholders as at the reporting period end: **30,367**

of which nominal holders of the issuer's shares: **42**

6.2 Data on shareholders (participants) of the issuer owning at least 5% of its legal (contributed) capital (unit fund) or at least 5% of its ordinary shares, and data on participants (shareholders) of such holders, owning at least 20% of its legal (contributed) capital (unit fund) or at least 5% of its ordinary shares of such a holder.

6.2.1. Full name of the shareholder: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***

Abbreviated name: ***JSC Svyazinvest***

ITN: ***7710158355***

Address: ***55 Plyuschikha Street, building 2, Moscow, 119121, Russia***

Interest in the legal (charter) capital of the issuer: ***38.02 %***

Percentage of ordinary shares: ***50.69 %***

Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer:

a) Name of the shareholder: ***Ministry of Property Relations of the Russian Federation***

Address: ***9 Nikolski Per., Moscow, Russia***

Interest in the legal capital of the issuer's shareholder (participant): ***50 % + 1***

Percentage of ordinary shares of the shareholder (participant) of the issuer: ***50 % + 1***

Interest in the legal (charter) capital of the issuer: ***0 %***

Percentage of ordinary shares: ***0 %***

b) Name of the shareholder: ***MUSTCOM LIMITED***

Address: ***Julia House, 3 Themistokles Dervis Street CY-1066 Nicosia, Cyprus.***

Interest in the legal capital of the issuer's shareholder (participant): ***25 % + 1***

Percentage of ordinary shares of the shareholder (participant) of the issuer: ***25 % + 1***

Interest in the legal (charter) capital of the issuer: ***0 %***

Percentage of ordinary shares: ***0 %***

c) Name of the shareholder: ***Russian Federal Property Fund***

Address: ***9 Leninski Prospect, Moscow, 19049, Russia***

Interest in the legal capital of the issuer's shareholder (participant): ***25 % -2***

Percentage of ordinary shares of the shareholder (participant) of the issuer: *25 % -2*
Interest in the legal (charter) capital of the issuer: *7,19 %*
Percentage of ordinary shares: *9,59 %*

6.2.2. Full name of the shareholder: ***ING Bank (EURASIA) ZAO (Private Joint-Stock Company)***
Abbreviated name: ***ING Bank EURASIA***
INN: ***7712014310***
Address: ***31 Krasnaya Presnya, Moscow, 123022, Russia***
Interest in the legal (charter) capital of the issuer: ***12.24 %***
Percentage of ordinary shares: ***8.78 %***
(nominal holder)

6.2.3. Full name of the shareholder: ***Private Joint-Stock Company Depositary Clearing Company***
Abbreviated name: ***ZAO DCC***
INN: ***7710021150***
Address: ***13 1st Tverskaya-Yamskaya Street, Moscow, 125047, Russia***
Interest in the legal (charter) capital of the issuer: ***9.28 %***
Percentage of ordinary shares: ***6.70 %***
(nominal holder)

6.2.4. Full name of the shareholder: ***Russian Federal Property Fund***
INN: ***7704097841***
Address: ***9 Leninski Prospect, Moscow, 119049, Russia***
Interest in the legal (charter) capital of the issuer: ***7.19 %***
Percentage of ordinary shares: ***9,59 %***
Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer:
no such persons

6.2.5. Full name of the shareholder: ***Private Joint-Stock Company ABN AMRO BANK AO***
Abbreviated name: ***ABN AMRO BANK A.O.***
INN: ***7703120329***
Address: ***17 Bolshaya Nikitskaya Street, building 1, Moscow, 103009, Russia***
Interest in the legal (charter) capital of the issuer: ***6.83 %***
Percentage of ordinary shares: ***2.20 %***
(nominal holder)

6.3 Information regarding government or municipal entity's interest in the legal (contribution) capital (unit fund) of the issuer, existence of a special right ("the golden share"):

#	full corporate name (for a legal entity – for-profit organization) or name (for a legal entity – not-for-profit organization); or surname-given name (for a natural person) managing the government or municipal interest, and the person which on behalf of the Russian federation, a constituent entity of the latter, or municipal entity performs the functions of a participant (shareholder) of the issuer.	Location	The person's interest in the legal (contribution) capital (unit fund) of the issuer.
1.	Russian Federal Property Fund	9 Leninski Prospect, Moscow, 119049,	7.19374 %

		Russia	
2.	State Institution Federal Postal Service of the Moscow region	29 Narodnogo Opolchenya Street, building 2, Moscow, 123824, Russia	0.00404 %
3.	Property management Committee, Kaluga city	8 Saltykova-Schedrina Street, Kaluga, 248002, Russia	0.00011 %
4.	Property Fund of the Kaluga region	2 Stary torg Square, Kaluga, 248600, Russia	0.00001 %

Special rights of the Russian Federation, constituent entities of the same, municipal entities for governing of the issuer: ***no***

6.4 Information regarding restrictions on owning interest in the legal (contribution) capital (unit fund) of the issuer.

According to item 8.12 of the Company's Charter:
In the event that a shareholder in the Company intends to acquire 30 or more percent of placed common shares in the Company, alone or jointly with an affiliate (affiliates), such shareholder must, no sooner than 90 days and no later than 30 days before the date of acquisition of shares, send the Company written notice of its intention to acquire the shares. After the completion of the transaction on the acquisition of such shares such shareholder must, within 30 days from date of acquisition, propose to the Company shareholders to sell their common shares of the Company and mass-issued securities convertible into shares at the market price but not less than the average price for the six months preceding the acquisition date to such shareholder.

According to the Russian Federation Law On competition and limitation of monopolistic activities on commodity markets there are following restrictions applicable to dealings with outstanding issued securities of the issuer on OTC market:

based on an application of a legal entity or a natural person and subject to a consent of a federal anti-monopoly body given in advance an individual (a group of individuals) may acquire shares (units) carrying voting rights in the legal capital of a business entity giving the person (the group of individual) is entitled to control over 20% of the said shares (units).

There are no restrictions on foreign participation in the legal capital of the issuer.

There are no other limitations applicable to having an interest in the legal (contributed) capital of the issuer.

6.5 Information regarding changes in the ownership (shareholders-participants and their interests) of issuer affecting holders of at least 5 percent of its legal (contributed) capital (unit fund) or at least 5 percent of its ordinary shares.

	full and abbreviated corporate names (for a not-for-profit organization – name) of a legal entity or surname, given names of a natural person	interest of the person in the legal (contributed) capital (unit fund) of the issuer	percentage of the issuer ordinary shares owned by the said person
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **March 25, 1999***			
1.	Russian Federal Property Fund	22 %	27.40 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	DCL-KF Corporation	5.82 %	2.72 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 12, 2000***			

1.	Russian Federal Property Fund	22 %	27.40 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5.45 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 16, 2001***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6.66 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **January 7, 2002***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6.66 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 18, 2002***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5.93 %	0.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **December 17, 2002***			
1.	Russian Federal Property Fund	7,19 %	9,59 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38,02 %	50,69 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 5, 2003***			
1.	Russian Federal Property Fund	7.19 %	9.59 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38.02 %	50.69 %

6.6 Information regarding transactions concluded by the issuer where self-interest existed (related party deals).

Information regarding transactions concluded by the issuer where self-interest existed (related party deals).

Total value of the closed deals where self-interest existed: RUR1,540,157,809.20

1) deals involving JSC RTC-Leasing (interlinked deals) - contracts # 831-204/03-DO; # 817-204/03-DO; # 829-204/03-DO; # 801-204/03-DO; # 803-204/03-DO; # 869-204/03-DO; # 871-204/03-DO; # 872-204/03-DO; # 875-204/03-DO; # 894-204/03-DO; # 878-204/03-DO; # 879-204/03-DO; # 880-204/03-DO; # 881-204/03-DO; # 882-204/03-DO; # 861-204/03-DO; # 816-204/03-DO. All the deals were made in 3Q2002.

Total value of the interlinked deals with JSC RTC-Leasing where self-interest existed: RUR1,539,734,686

The subject-matter of the deals with RTC-Leasing: acquisition by the lessor (JSC RTC-Leasing) for owning on the terms and conditions of the lessee (JSC CenterTelecom) of property from a certain vendor and granting the acquired property to the lessee for a price as a leased item for temporary possession and exploiting for business purposes.

Parties: The Lessor – JSC RTC-Leasing; the Lessor - JSC CenterTelecom.

Interested parties:

Mr. R. Amaryan, Board member, who is not independent

Mr. Vadim Belov, member of the Board of Directors, interested in the conclusion of the deals (member of the Board of Directors of JSC RTC-Leasing at the same time).

Obligations under the leasing deals shall be met by the end of 2008. Leasing payments are made by the Lessor monthly starting from the date of acceptance of the equipment pursuant to a payment schedule. The obligations are not met at the moment of compiling the report.

The resolution to approve the deals with JSC RTC-Leasing was passed by the Board of Directors of JSC CenterTelecom: Minutes # 10 of 28.05.2003; Minutes # 3 of 28.07.2003; Minutes # 2 of 15.07.2003; Minutes # 10 of 27.08.2003; Minutes # 12 of 20.06.2003.

6.7 Accounts receivable

Fall due dates of accounts receivable are shown pursuant to instructions of Svyazinvest and billing system settings.

Total amount of account receivable as at September 30, 2003 totaled to RUR3,968,830,738, of which overdue amount was RUR926,973,031.

Total amount of account receivable as at December 31, 2002 was RUR2,598,641,993, of which amount overdue was RUR553,974,097

As at September 30, 2003

	Days after posting				
Type of account receivable	0-45 days	45-90 days	90-180 days	180-360days	Over 360 days
Accounts receivable, total, RUR: including	2,113,677,896	469,436,152	309,980,406	599,398,447	476,337,837
overdue, RUR	44,934,724	170,929,057	139,808,459	235,197,796	336,102,995
customers and contractors, RUR	1,382,210,741	85,762,285	107,072,516	62,124,306	38,689,031
notes (bills of exchange) receivable, RUR				274,185	
debt of daughter and affiliated companies, RUR					
overdue contributions of participants (founders) to the legal capital, RUR					
advance payments, made, RUR	564,113,940	209,117,904	61,149,284	79,037,030	54,753,277
other debtors, RUR	122,418,491	3,626,906	1,950,147	222,765,130	46,792,534

Total, RUR	2,113,677,896	469,436,152	309,980,406	599,398,447	476,337,837

As at December 31, 2002

	Days after posting				
Type of account receivable	0-45 days	45-90 days	90-180 days	180-360 days	over 360 days
Accounts receivable, total, RUR: including	1,606,324,890	307,453,559	226,970,810	222,755,042	235,137,692
overdue, RUR	59,859,260	111,466,040	134,211,591	103,086,885	145,350,321
customers and contractors, RUR	101,3071,932	87,366,094	61,323,615	50,054,636	50,919,083
Notes (bills of exchange), RUR	65,500				320000
debt of daughter and affiliated companies, RUR	794,445	1,360,000	169,000	250,000	3,625,555
overdue contributions of participants (founders) to the legal capital, RUR					
advance payments, made, RUR	276,102,727	79,700,085	11,881,240	63,525,861	20,609,285
other debtors, RUR	25,6431,026	27,560,340	19,385,364	5,837,660	14,313,448
Total, RUR	1,606,324,890	307,453,559	226,970,810	222,755,042	235,137,692

There are no debtors accounting for at least 10% of the total amount of accounts receivable.

VII. Accounting reports/financial statements of the issuer

7.1 Annual financial statements of the issuer

Annual financial statements of the issuer for the last full fiscal year are not included in the quarterly report for the third quarter.

7.2 Quarterly financial statements of the issuer for the last ended reporting quarter.

Financial statements of the issuer for 9 months of 2003 compiled according to provisions of the law of the Russian Federation.

BALANCE SHEET

(According to the Russian Accounting Standards)

			Codes
		Form 1 by OKUD	**0710001**
As of **September 30, 2003**		Date (year, month, day)	2003, September 30
Organization	**Joint-Stock Central Telecommunication Company**	By OKPO	**01140111**
Taxpayer Identification Number		INN	5000000970
Business activity	**telecommunications services**	By OKDP	642000
Legal status / form of ownership	**Mixed ownership**	By OKOPF/OKFS	**48/30**
Unit	**Russian roubles (RUR) in thousands (RUR'000)**	by OKEI	**384**
		Date of approval	
		Date of submitting (receipt)	

ASSETS	Line code	As at the reporting period start	As at the reporting period end
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	297	50
patents, licenses, trademarks (brand names), other similar rights and assets	111	297	50
organizational expenses	112	X	X
business standing of the Company (goodwill)	113	X	X
Fixed assets	120	17,549,250	19,045,152
land and natural resources utilization facilities	121	1,942	5,463
property, plant and equipment	122	16,330,466	17,715,516
Incomplete construction facilities (construction in progress)	130	1,878,032	2,752,735
Income yielding property investment, including:	135	1,892	1,905
property for lease	136		
property to be provided under hire contracts	137	1,892	1,905
Long-term financial investment	140	123,959	120,732
investment in daughter companies	141	91,616	91,161
investment in subsidiaries/affiliates	142	10,843	12,003
investment in other organizations	143	304	4,473
loans granted to organizations for a term of over 12 months	144	X	X
other long-term financial investments	145	21,196	13,095
Other non-current assets	150		9,893
TOTAL on Section I	**190**	19,553,430	21,930,467
II. CURRENT ASSETS			
Inventories	**210**	647,308	1,848,899
raw materials, auxiliary and other suchlike assets	211	485,581	599,859
cattle/livestock kept for feeding	212	7	
expenses on unfinished products (in circulation overheads)	213	252	1,712
finished products and goods for resale	214	38,416	37,769
shipped products	215	200	236
prepaid expenses	216	122,852	1,209,323
other inventory and expenses	217		
VAT on acquired valuable items	220	789,585	989,088
Accounts receivable (with payment expected not later than 12 months after the date of reporting), including:	**230**	42,568	56,660
customers and buyers	231		
notes receivable	232		

debt of subsidiaries and affiliates	233	X	X
advance payments made	234	26,213	32,601
other receivables	235	16,355	24,059
Accounts receivable (with payment expected within 12 months after the date of reporting), including:	**240**	1998686	2993025
customers and buyers	241	1,258,945	1,683,687
notes receivable	242	386	274
debt of daughter companies and affiliates	243	X	X
overdue unpaid contributions of shareholders (founders) into the Charter (legal) capital	244	X	X
advance payments made	245	425,655	935,571
other receivables	246	313,700	373,493
Short-term financial investment	**250**	16,110	17,288
loans granted to organizations for a term less than 12 months	251	X	X
shares of the Company repurchased from shareholders	252	X	X
other short-term financial investment	253	X	X
Cash and cash equivalents	260	290,058	1,323,193
cash funds at cashier office	261	11,378	13,351
current accounts	262	239,439	1,262,245
currency accounts	263	13,410	465
other cash	264	25,831	47,132
Other current assets	270		
Total for Section II	**290**	3,784,315	7,228,153
GRAND TOTAL (sum of lines 190 and 290)	**300**	23,337,745	29,158,620

LIABILITIES	Line code	As at the reporting period start	As at the reporting period end
1	2	3	4
III. CAPITAL AND RESERVES			
Charter (legal) capital	410	631,200	631,200
Additional capital	420	6,405,534	6,337,481
Reserves	430	27,838	31,560
reserves allocated pursuant to effective legislation	431	27,838	31,560
reserves formed according to founding documents (charter)	432		
Social fund	440	X	X
Specific target financing and receipts	450	6,986,003	6,789,103
Retained profit of previous years	460		
Not-covered loss of previous years	465	X	1,294,703
Retained profit of the reporting period	470	X	
Not-covered loss of the reporting year	475	14,050,575	15,084,047
TOTAL for Section III	**490**		
IV. LONG-TERM LIABILITIES			
Loans and credits	510	1,944,461	4,124,050
bank credits to be repaid in over 12 months from the reporting date	511	981,013	1,186,816
loans to be repaid in over 12 months from the reporting date	512	963,448	2,937,234
Other long-term liabilities	520	1,323,357	1,294,706
TOTAL for Section IV	**590**	3,267,818	5,418,756
V. SHORT-TERM LIABILITIES			
Loans and credits	610	2,398,253	4,508,924
bank credits with maturity within 12 months after the reporting date	611	165,4894	3,725,028
loans to be repaid within 12 months after the reporting date	612	743,359	783,896
Accounts payable	620	3,198,754	3,570,323

suppliers and contractors	621	1,664,699	1,926,656
notes payable	622	37,025	35,393
debt to daughter companies and affiliates	623	X	X
debt to employees	624	135,470	206,322
debt to state off-budget funds	625	73,684	101,718
debt to budget (68)	626	435,283	367,342
advance payments received	627	454,186	414,437
other payables	628	398,407	518,455
Overdue income payments to shareholders (founders)	630	31,074	138,830
Income of future periods	640	391,271	437,740
Provisions for future expenses	650	X	X
Other short-term liabilities	660	X	X
TOTAL for Section V	**690**	6,019,352	8,655,817
GRAND TOTAL (sum of lines 490, 590, and 690)	**700**	23,337,745	29,158,620

SUMMARY
VALUABLE ITEMS RECORDED IN OFF-BALANCE SHEET ACCOUNTS

Description	Line code	As at the reporting period start	As at the reporting period end
1	2	3	4
Leased fixed assets	910	1,071,320	1,214,031
including leasing	911	800,647	884,678
Goods and other tangibles accepted for safe custody	920	7,418	22,255
Materials for processing	921		
Equipment to be installed	922	29,247	65,383
Goods accepted on commission	930	15	43
Debt of insolvent debtors written off as a loss	940	241,361	257,074
Security/collateral of liabilities and payments, received	950	1,296,451	3,307,303
Security/collateral of liabilities and payments, granted	960	3,938,941	4,990,607
Depreciation of housing facilities	970	24,468	26,029
Depreciation of external building/land improvement and other similar facilities	980	831	984
Forms of reporting under strict control and accountability	990	31,473	26,123
Leased out fixed assets	991	27,660	57,249
Tools and appliances	992	182,987	191,188
Devices designed for payments in respect of telecommunications services	993	12,477	34,345

Net assets value

Description	Line Code	As at the reporting period start	As at the reporting period end
1	2	3	4
Net assets	1000	14,441,846	15,521,787

Chief Executive ________ R. Amaryan
signature name

Chief accountant______ R. Konstantinova
signature name
(certificate of a professional public accountant # 79494 of February 28, 2001)

October 28, 2003

Description	Line code	Over the reporting period	Over the same period previous year
1	2	3	4
For reference: Dividend per share:* preference Class A	**201**	X	X
ordinary	**202**	X	X
		3	
Projected dividend in the next reporting year, per share*: preference (preferred)	**203**	X	
ordinary shares	**204**	X	
		3	4
Dividend per share:* preference Class B	**205**	X	X
		3	
Projected dividend in the next reporting year, per share*: preference (preferred) Class B	**206**	X	

* To be filled out in the annual reports

Explanation of some profit and loss items

Description	Line code	Over the reported period		Over the same period previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, late payment charges, and claims amounts either accepted or for recovery of which a court ruling (an arbitration court ruling) was handed down.	210	13,377	(14,459)	16,227	(17,036)
Profit (loss) of previous years	220	14,557	(44,537)	17,137	(47,088)
Indemnity of losses incurred due to non-performance or improper performance of duties	230	2,857	(892)	2,486	(754)
Foreign currency exchange rate variation	240	193,213	(235,807)	27,904	(215,132)
Reduction in inventory cost as at the end of the reported period	250	X	X	X	X
Written-off accounts receivable and payable for recovery of which lawsuits cannot be filed due to expiry of the limitation.	260	694	(320)	1927	(10,444)

Chief Executive ________ R. Amaryan
signature name

Chief accountant______ R. Konstantinova
signature name
(certificate of a professional public accountant # 79494 of February 28, 2001)

October 28, 2003

7.3 Consolidated financial statements of the issuer for the last full fiscal year.

Consolidated financial statements of the issuer for the last full fiscal year are not included in the issuer's report for 3rd quarter.

7.4 Total value of export and export share in the total sales volume.

JSC CenterTelecom does not sell its services overseas.
Market for JSC CenterTelecom sales is regions of the Russian Federation.

7.5 Information regarding significant changes in the issuer's property after the end of the last full fiscal year.

No significant (in excess of 5% of asset value of the Company) changes in the immovable property.

7.6 Information about litigations involving the issuer that may materially affect its financial and business operations.

The following lawsuits are treated as significant:

- lawsuits to the amount in excess of 10% of the Company's assets, valued as of October 1, 2003 at RUR2,915,862 thousand;
- lawsuits hampering normal business operations or aimed at its prohibition or termination (lawsuits demanding winding up of the Company, ruling on bankruptcy or insolvency of the Company or its daughter or affiliated companies, assignment of property (assets), contesting or jeopardizing licensed or patented rights, recovery of overdue levies and taxes payable to budget and out-of-budget funds in significant amounts).

In 3Q2003 the issuer's Moscow subsidiary filed a lawsuit requesting that the state registration of the ownership rights of Chekhov area municipality of the Moscow region for rural and urban telephone and sound program broadcasting networks reported on the balance sheet of the Company be cancelled as illegal, and also requesting invalidation of relevant certificates of the state registration of these ownership rights. No other significant lawsuits involving the Company.

VIII. Additional information about the issuer and outstanding securities issued by it

8.1 Additional information about the issuer.

8.1.1 Legal (charter) capital of the issuer: amount and structure.

Amount of the issuer's legal capital as of the end of the last reporting quarter: **RUR** ***631,199,896.5***

Breakdown of the legal capital by categories of shares:

Ordinary shares:

total nominal value: RUR***473,402,049.9***

percentage of the legal capital: ***75.000337 %***

Preference shares:

total nominal value: RUR:***157,797,846.6***

percentage of the legal capital: ***24.999663 %***

Level I American Depositary Receipts (ADRs) issued for underlying ordinary shares of JSC CenterTelecom was registered on August 22, 2001 by the US Securities and Exchange Commission. One ADR represents 100 ordinary shares of the Company. As of the end of the reporting quarter outstanding ADRs represented 0.54% of underlying ordinary shares of the Company.

JPMorgan Chase Bank (J.P. Morgan Chase Bank, Trinity Tower 9 Tomas More Street London EIWIYT United Kingdom) is the depositary bank for the ADR program of the Company. Deposit Agreement between JSC CenterTelecom, JPMorgan Chase bank and holders of the ADRs was concluded on September 4, 2001, as revised and amended on December 10, 2001.

Permits for outstanding shares overseas are issued according to Ordinance of FCSM of Russia #03-17/nc of April 1, 2003.

FCSM permit to accept the Company shares for overseas trading was granted:

- ***August 16, 2001 # 702-p for Level I ADR Program for 334,185 underlying ordinary shares of the Company;***
- ***March 18, 2002 #323/p for Level I ADR Program for 334,185,000 underlying ordinary shares of the Company (due to share split);***
- ***December 24, 2002 # 1818/p for Level I ADR Program for trading 802,000,000 underlying ordinary shares of the Company (due to joining of 16 telecom companies of the Central region to Joint-Stock Central Telecommunication Company).***

At the moment there are no trading arrangers to ensure transfer of securities of a foreign issuer certifying rights with respect of the issuer's shares.

8.1.2 Changes in the legal capital of the issuer

Value of the legal capital as at January 1, 1998, RUR	618,631 (denominated)
Breakdown of the legal capital by share type	**Ordinary shares:** total nominal value, RUR: ***451,601 (revalued)*** percentage of the legal capital: *73.00006 %* **Preference shares Class B:** total nominal value, RUR: *12,372 (revalued)* percentage of the legal capital: *1.9999 %* **Preference shares Class A:** total nominal value, RUR:154,658 ***(revalued)*** percentage of the legal capital*: 25.00004 %*
The issuer's governing body which made a decision to change the issuer's legal capital	***Annual general meeting of shareholders of Joint-Stock Company Elektrosvyaz of the Moscow region***
Date and number of the minutes of the meeting (session) of the issuer's governing body at which the decision to change the issuer's legal capital was passed.	*17.05.1996 Minutes # 2*
Amount of the legal capital, RUR	***185,589,300***
Breakdown of the legal capital by share type	**Ordinary shares:** total nominal value, RUR***135,480,300*** percentage of the legal capital: *73.00006 %* **Preference shares Class B:** total nominal value, RUR***3,711,600*** percentage of the legal capital: ***1.9999 %*** **Preference shares Class A:** total nominal value, RUR***46,397,400*** percentage of the legal capital*: 25.00004 %*
The issuer's governing body which made a decision to change the issuer's legal capital	Board of Directors of Joint-Stock Central Telecommunication Company
Date and number of the minutes of the meeting (session) of the issuer's governing body at which the decision to change the issuer's legal capital was passed.	**29.07.2002 Minutes # 6**

Legal capital, RUR	***631,199,896.5***
Breakdown of the legal capital by share type	**Ordinary shares:** total nominal value, RUR***473,402,049.9*** percentage of the legal capital: ***75.000337 %*** **Preference shares Class A:** total nominal value, RUR***157,797,846.6*** percentage of the legal capital***: 24.999663 %***

8.1.3. Allocations to and making use of the reserves and other funds of the issuer

Article 10 (Charter of the Company) Company Funds

10.1. A reserve fund shall be created within the Company in the amount of 5 percent of the Company's charter capital.

The Company's reserve fund shall be formed through mandatory annual deductions of at least 5 percent of the Company's net profits until such time as the fund reaches the size established in this Clause.

The reserve fund is created for the purposes of covering the Company's losses, redeeming Company's bonds and repurchasing shares of the Company in the event that other funds are not available.

The reserve fund may not be used for other purposes.

In 2Q2003 the Company allocated RUR31,560 thousand (5% of the legal capital amount) to the reserves. In 3Q2003 a doubtful debt reserve to cover doubtful accounts receivable totaled to RUR919,145 thousand.

10.2. Pursuant to a resolution of the General Meeting of Shareholders on the matter provided in sub-clause 13 of Clause 13.2 herein other funds within the Company may be created, including a Shareholding Fund for Company employees.

Funds of the Shareholding Fund shall be used only to acquire shares of the Company sold by the shareholders of the Company for subsequent placement among the Company's employees.

Proceeds from the sale to Company's employees of shares acquired using funds from the Shareholding Fund, shall be contributed to such fund.

The procedure for contributing and using monies of the fund and its purpose shall be determined in the Regulation on the Shareholding Fund, to be approved by the Company's Board of Directors.

8.1.4 Convening and conducting meetings (sessions) of the issuer's supreme governing body

The issuer's supreme governing body: General meeting of shareholders

Serving notice of a meeting of the issuer's supreme governing body:

1) Notice of holding a general meeting of shareholders shall be given at least 20 days prior to the meeting and notice of meeting with a reorganization issue on the agenda shall be given for at least 3 days before the meeting.

If election of the Board of Directors is put on the suggested agenda of an extraordinary the meeting, notice of the extraordinary meeting shall be given at least 50 days prior to the meeting.

Notice of a general meeting of shareholders shall be given pursuant to the form and arrangements set out in the effective legislation and the issuer's charter, according to the procedure determined by the issuer's Board of Directors.

2) Notice of a general meeting of shareholders shall specify:

the full corporate name and domicile of the Company;

the form of conducting the meeting (a meeting or voting by mail (absentee voting));

date, venue and the time of holding a general meeting of shareholders and mailing address to send filled out ballots, or in the case of voting by mail the cut-off date of accepting ballots and the address for sending filled out ballots;

start time of the registration of attendees (representatives) taking part in the meeting;

the record date (date of finalizing the list of persons entitled to take part in the general meeting of shareholders);

the agenda of the general meeting of shareholders;

procedure of confirming powers of representatives of persons entitled to take part in the general meeting of shareholders;

arrangements for reviewing information (materials) to be provided to those entitled to take part in the general meeting before the meeting and address (addresses) where the information can be reviewed, (the address of the sole person executive body of the Company, and addresses of other locations where the information (materials) will be provided).

3. Notice to shareholders of a general meeting of shareholders which agenda suggests voting on issues that may entail creation of a right to demand a share repurchase by the Company, in addition to the information mentioned in par. 4.2, should indicate the following:

a reminder that shareholders-owners of ordinary shares of the Company have the right to demand a repurchase by the Company of the shares owned by such shareholders, if they voted against the passed decision or did not take part in voting on these issues;

share price and repurchase procedure.

4. Notice to shareholders of an extraordinary general meeting of shareholders which agenda suggests election of the Board of Directors of the Company in addition to the information mentioned in par. 4.2 above should specify the dates and procedure of nominating candidates to the Company's Board of Directors by shareholders (a shareholders) owning on aggregate at least 2% of voting shares of the Company.

5. Besides the information specified in 2-4 notice of a general meeting of shareholders may provide other information regarding shareholders' participation in the general meeting of shareholders.

Individuals (bodies) empowered to convene (demand convening) an extraordinary meeting (session) of the issuer's supreme governing body and a procedure of filing (making) such demands:

- the Board of Directors on its own initiative;
- request of the Company's Audit Commission,
- request of the Company's auditor,
- request of shareholders (a shareholder) owning at least 10% of voting shares of the Company as at the date of making the request.

Procedure of setting the date of the meeting (session) of the issue's supreme governing body:
Setting the date and definition of the procedure of conducting a general meeting of shareholders shall be an exclusive power of the Board of Directors, in accordance with Article 47 of the Federal Law On Joint-Stock Companies.

1) An annual general meeting of shareholders shall be held not earlier than 4 months and not later than 6 months after the relevant fiscal year end.

2) An extraordinary general meeting of shareholders to convened at the request of the Audit Commission, the Company's auditor or shareholders (a shareholder) owning on aggregate at least 10% of the Company voting shares shall be held within 40 days from making the request to convene an extraordinary meeting of shareholders.

3) An extraordinary General Meeting of Shareholders convened pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 70 days from the moment the request for an extraordinary General Meeting of Shareholders is presented, if the agenda of such meeting includes election of the Company's Board of Directors.
4) In the event that the number of members of the Company's Board of Directors falls below the quorum for conducting sessions of the Company's Board of Directors, an extraordinary General

Meeting of Shareholders convened pursuant to a resolution of the Company's Board of Directors adopted at its own initiative to elect the Company's Board of Directors must be held within 70 days from the moment the Company's Board of Directors adopts the resolution to hold the meeting

5) Except as specifically stated in par. 4 above, an extraordinary general meeting of shareholders to be convened pursuant to a decision of the Board of Directors of the Company on its own initiative for resolving any matters in the power of a general meeting of shareholders, including the following:

- early termination of powers of the Board of Directors and election of the Board of Directors of the Company (if the Board membership is less than the quorum for holding the Board meetings),
- election of the Board of Directors (if the Board of Directors was not elected for any reason);

shall be held at the date set by the Board of Directors of the Company in compliance with effective legislation and the Company Charter.

Persons entitled to put issues on the agenda of a meeting (session) of the issuer supreme governing body, and procedure of making such proposals:

Shareholders – owners of at least 2% of the Company voting shares have the right to put issues on a shareholders' meeting agenda.

1. Proposals on putting issues on the agenda of an annual general meeting of shareholders and nominating candidates for the bodies of the Company elected by a general meeting of shareholders can be made and requests to convene an extraordinary general meeting filed by way of:

sending by mail at the address (location) of the sole person executive body of the issuer specified in the unified state register of legal entities;

handing over with a signed delivery confirmation to the person performing the duties of the sole person executive body of the Company, the Chairman of the Board of Directors, the Corporate Secretary or other person authorized to accept documents in writing addressed to the Company;

sending a facsimile message.

2. Proposals on putting issues on the agenda of a general meeting of shareholders and nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders shall contain information identified in Article 53 of the Federal Law On Joint-Stock Companies. A request to hold an extraordinary general meeting shall contain information identified in Article 55 of the Federal Law On Joint-Stock Companies. A proposal on nominating candidates to stand for election to the Company bodies elected by a general meeting of shareholders, contained in a request to convene an extraordinary general meeting of shareholders shall comply with provisions of Article 53 of the Federal Law On Joint-Stock Companies.

3. A proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, and a request to convene an extraordinary general meeting of shareholders shall be deemed to have been received from the shareholders, who (whose representatives) signed them.

4. The percentage of the voting shares owned by the shareholder (shareholders) putting forward a proposal for the agenda of an annual general meeting of shareholders and/or nominating candidates to stand for election to the Company bodies elected by a general meeting of shareholders shall determined as at the date of making such proposal.

The percentage of voting shares owned by the shareholder (shareholders) requesting to convene an extraordinary general meeting of shareholders shall be determined as at the date of filing such request.

5. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or a request to convene an extraordinary general meeting of shareholders is signed by a representative of a shareholder a power of attorney (a copy thereof certified as required) containing data about the shareholder and his/her representative shall be attached to such proposal (request), the personal details provided being in compliance with requirements of the Federal Law On Joint-Stock Companies regarding the data to be contained in the power of attorney for voting by proxy executed in accordance with stipulations of the Federal Law on Joint-Stock Companies regulating execution of a power of

attorney for voting by proxy.

6. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or a request to convene an extraordinary general meeting of shareholders is signed by a shareholder (a shareholder's representative) whose shareholding rights are registered on a depo account with a depositary a statement of the shareholder's depo account with the depositary maintaining the register of rights for such shares shall be attached to such proposal (request).

7. During preparation of a general meeting when candidates for the Board of Directors, the Audit Commission of the Company are nominated a proposal may be accompanied by consent in writing of the nominated candidate and information about the candidate to be provided to persons entitled to take part in the general meeting of shareholders.

8. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders was sent by mail, the date of putting such proposal shall be the stamp date on the seal confirming the posting of the dispatch.

If a request to convene an extraordinary general meeting was sent by ordinary mail or other ordinary dispatch the date of filing such request shall be the date the stamp date on the seal confirming the delivery of the dispatch, and if a request to convene an extraordinary general meeting was sent by registered mail or other registered dispatch – the date of handing it in to the addressee with a signed confirmation.

9. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or a request to convene an extraordinary general meeting of shareholders was handed in with a signed confirmation the date of handing in shall be the date of making the proposal/request.

10. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or a request to convene an extraordinary general meeting of shareholders was sent by a facsimile transmission the date of making the proposal or filing the request shall be the date of receipt of the transmission by the Company determined as described in the paragraph below.

A facsimile transmission containing a proposal or request shall be sent at the fax number of the Company and received by the Company before the end of official business day established at the Company. The copy of the transmitted facsimile message shall bear the name of person sending the message, date and time of the transmission and the name of the person who received the transmission. The person sending the message shall request acknowledgement of receipt and the person who received the message shall acknowledge the receipt by sending a return facsimile message.

Upon receipt by the Company of the original proposal or request sent by a facsimile transmission the date of making the request or filing the request shall be the date of receipt by the Company of the facsimile message.

11. The Company's Board of Directors must review the made proposals for the agenda of an annual general meeting of shareholders or proposal on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders and pass relevant decisions not later than 5 days after cut-off date for making proposals set in the Company's Charter.

Proposals on putting issues on the agenda of a general meeting of shareholders, or nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders received by the Company after the cut-off date for review of proposals shall also be reviewed by the Board of Directors as stipulated by the effective legislation.

12. Proposals on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders,

or requests to convene an extraordinary general meeting of shareholders may be called off by the those who made the proposals and filed the requests. The date of receipt by the Company of such withdrawal shall be the date of receipt by the Company of a mailed letter, the date of handing in the withdrawal, or the date of receipt by the Company of the facsimile transmission.

Persons entitled to review the information (materials) provided during preparation and conduct of a meeting (session) of the supreme governing body of the issuer, and procedure of reviewing the information:

A list of persons entitled to participate in a general meeting of shareholders shall be compiled on the basis of entries in the register of shareholders of the Company.
Procedure of reviewing the information provided during preparation for a general meeting of shareholders:
at the location of the executive bodies of the Company;
during the general meeting of shareholders at the venue of the meeting;
at other sites specified in the notice of the shareholders' meeting;
at a shareholder's request within no more than 5 days,
on the premises at the address of the sole person executive body: 6 Degtiarny Per., building 2, office 513, Moscow, Russia.

8.1.5 Information regarding commercial organizations in which the issuer's interest is at least 5% of the organization's legal capital or at least 5% of the ordinary shares.

Name: ***Limited Liability Company MobilCom***
Abbreviated name: ***MobilCom LLC***
Address: ***17 Mira Street, Vladimir, Russia***
Mailing address: ***17 Mira Street, Vladimir, Russia***
INN: ***3302015376***
The issuer's interest in the legal entity's legal capital: ***100 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body:

Mr. Alexander G. Udilov
Born in: ***29.08.1955***
Interest in the issuer's legal capital owned by the named person, %: ***0.00019***
Percentage of the issuer's ordinary shares, %: ***0.00005***

Members of the collective executive body of the organization in question:

No collective executive body

Name: ***Limited Liability Company Telecom-Stroy***
Abbreviated name: ***LLC Telecom-Stroy***
Address: ***2nd Minski Per., Ivanovo, 153017, Russia***
Mailing address: ***2nd Minski Per., Ivanovo, 153017, Russia***
INN: ***3731033134***
The issuer's interest in the legal entity's legal capital: ***100 %***
The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:
No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body:
Mr. Oleg I. Shepelev
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:
No collective executive body.

Name: ***Limited Liability Company Teleport-Ivanovo***
Abbreviated name: ***Teleport Ivanovo LLC***
Address: ***90 Tashkentskaya Street, Ivanovo, 153032, Russia***
Mailing address: ***90 Tashkentskaya Street, Ivanovo, 153032, Russia***
INN: ***3731029642***
The issuer's interest in the legal entity's legal capital: ***100 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:
No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body:
Mr. Alexander A. Kopytin
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:
No collective executive body.

Name: ***Limited Liability Company Telecom-Terminal***
Abbreviated name: ***Telecom-Terminal LLC***
Address: ***13 Lenina Prospect, Ivanovo, 153000, Russia***
Mailing address: ***13 Lenina Prospect, Ivanovo, 153000, Russia***
INN: ***3731033198***
The issuer's interest in the legal entity's legal capital: ***100 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:
No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body:
Mr. Sergey L. Tikhonov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Limited Liability Company Vlad Page***
Abbreviated name: ***Vlad Page LLC***
Address: ***42 Gorkogo Street, Vladimir, Russia***
Mailing address: ***42 Gorkogo Street, Vladimir, Russia***
INN: ***3328414576***
The issuer's interest in the legal entity's legal capital: *75 %*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body:

Mr. Roman V. Chikunov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:

No collective executive body.

Name: Private Joint-Stock Company *CenterTelecomService*
Abbreviated name: *ZAO CenterTelecomService*
Address: ***23 Proletarskaya Street, room 101, Khimki, Moscow region, 141400, Russia***
Mailing address: ***3 Dmitrovski Per., building 1, Moscow, 130031, Russia***
INN: ***5047053920***
The issuer's interest in the legal entity's legal capital: *75 %*
Percentage of the voting shares including the named shares: *75%*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:
Mr. Ruben A. Amaryan
Born in: ***1949***
Interest in the issuer's legal capital owned by the named person, %: ***0.01391***
Percentage of the issuer's ordinary shares, %: ***0.01855***

Mr. Aleksey A. Lokotkov
Born in: ***1950***
Interest in the issuer's legal capital owned by the named person, %: ***0.01150***
Percentage of the issuer's ordinary shares, %: ***0,01533***

Mr. Sergey V. Pridantsev
Born in: ***1947***
Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Ms. Ella M. Zhuravleva
Born in: ***1961***
Interest in the issuer's legal capital owned by the named person, %: ***0.00033***
Percentage of the issuer's ordinary shares, %: ***0.00044***

Mr. Vladimir. V. Kozin
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Sergey L. Presnyakov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Ruslan V. Kryazhev
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

The person performing duties of the sole person executive body:

Mr. Vladimir V. Molchanov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:
No collective executive body.

Name of the entity: ***Limited Liability Company Manufacturing and implementation plant Svyaz-Service-Irga***
Abbreviated name: ***Svyaz-Service-Irga LLC PVP***
Address: ***21 Esenina Street, Ryazan, 390046, Russia***
Mailing address: ***20 Lermontova Street, office 12-13, Ryazan, 390046, Russia***
INN: ***6231010582***
The issuer's interest in the legal entity's legal capital: ***70 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:
No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body:
Mr. Alexander V. Boytsev
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Private Joint-Stock Company Svyazproekt***
Abbreviated name: ***Private JSC Svyazproekt***
Address: ***29 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia***
Mailing address: ***29 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia***
INN: *7734006457*
The issuer's interest in the legal entity's legal capital: ***53 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***53 %***
Percentage of the voting shares including the named shares: ***53 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

No ongoing operations. An annual general meeting of shareholders of Svyazproekt passed a resolution to wind up the company in question (Minutes # 44 of June 18, 2002)
A 6 members liquidation commission was elected. Members of the commission:

1. Mr. M.A.Pegasov
Born in: ***1966***
Interest in the issuer's legal capital owned by the named person, %: ***0.00014***
Percentage of the issuer's ordinary shares, %: ***0.00019***

2. Ms. N.A.Sudareva
Born in: ***1958***
Interest in the issuer's legal capital owned by the named person, %: ***0.00028***
Percentage of the issuer's ordinary shares, %:***0.00032***

3. Ms. G.D.Korobov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

4. Ms. L.A.Yudintseva
Born in: ***1953***
Interest in the issuer's legal capital owned by the named person, %: ***0.01602***
Percentage of the issuer's ordinary shares, %: ***0.02015***

5. Ms. L.D.Khotinskaya
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***- no***
Percentage of the issuer's ordinary shares, %: ***no***

6.Ms. A.I.Eremina
Born in:
Interest in the issuer's legal capital owned by the named person, %: ***0.00014***
Percentage of the issuer's ordinary shares, %: ***0.00013***

Name: ***Limited Liability Company Vladimirski Payphone***
Abbreviated name: ***Vladimirski Payphone LLC***
Address: ***32-a Stroiteley Street, Vladimir, Russia***
Mailing address: ***32-a Stroiteley Street, Vladimir, Russia***
INN: ***3302019910***
The issuer's interest in the legal entity's legal capital: ***51 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:
No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body:
Mr. Vladimir I. Yurkin
Born in: ***1951***
Interest in the issuer's legal capital owned by the named person, %: ***0.00002***
Percentage of the issuer's ordinary shares, %: ***0.00003***

Members of the collective executive body of the organization in question:
No collective executive body.

Name: ***Private Joint-Stock Company Moscow Telecommunications Company/ Private Joint-Stock Company CenterTelecomService of the Moscow region***
Abbreviated name: ***Private JSC MOTECO/ Private JSC CTCS MO***
Private JSC MOTECO was renamed as Private Joint-Stock Company CenterTelecomService of the Moscow region (Private JSC CTCS MO) pursuant to a decision passed by an annual meeting of shareholders on June 10, 2003. The change in the name was registered on October 9, 2003 in the Unified State Register of legal entities (Certificate # 2037724056742).

Address: ***1a Kolomenski Proezd, Moscow, 115446, Russia.***
Mailing address: ***33 Akademika Volgina Street, office 143, Moscow, 117437, Russia***
INN: ***7724020780***
The issuer's interest in the legal entity's legal capital: ***51 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***51 %***
Percentage of the voting shares including the named shares: ***51 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:
Mr. Ruben A. Amaryan
Born in: ***1949***
Interest in the issuer's legal capital owned by the named person, %: ***0.01391***
Percentage of the issuer's ordinary shares, %: ***0.01855***

Mr. Aleksey A. Lokotkov
Born in: ***1950***
Interest in the issuer's legal capital owned by the named person, %: ***0.01150***
Percentage of the issuer's ordinary shares, %: ***0.01533***

Mr. Sergey V. Pridantsev
Born in: ***1947***
Interest in the issuer's legal capital owned by the named person, %: ***- no***
Percentage of the issuer's ordinary shares, %: ***no***
Mr. Sergey V.Biryukov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Andrey V. Galaev
Born in: ***1962***
Interest in the issuer's legal capital owned by the named person, %: ***0.00002***
Percentage of the issuer's ordinary shares, %: ***0.00006***

Mr. Nikolay V. Mezhuev
Born in: ***1962***
Interest in the issuer's legal capital owned by the named person, %: ***0.00005***
Percentage of the issuer's ordinary shares, %: ***0.00006***

Mr. Viktor A. Polischuk
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Nikolay N. Tyutin
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Konstantin A. Morozov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

The person performing duties of the sole person executive body:
Mr. Nikolay N. Tyutin
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Telecom of the Ryazan region***
Abbreviated name: ***Private JSC Telecom of the Ryazan region***
Address: ***36 Svobody Street, Ryazan, 390006, Russia***
Mailing address: ***33 Uritskogo Street, Ryazan, 390000, Russia***

INN: ***6231027018***

The issuer's interest in the legal entity's legal capital: ***50.9 %***

Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***50.9 %***

Percentage of the voting shares including the named shares: ***50.9 %***

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

Mr. Mikhail A. Tulyupa
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Vladimir N. Shevnev
Born in: ***1941***
Interest in the issuer's legal capital owned by the named person, %: ***0.03036***
Percentage of the issuer's ordinary shares, %: ***0.03769***

Mr. Valeri P. Melkov
Born in: ***1945***
Interest in the issuer's legal capital owned by the named person, %: ***0.02547***
Percentage of the issuer's ordinary shares, %: ***0.03307***

Mr. Ivan F. Nikanorov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***0.02117***
Percentage of the issuer's ordinary shares, %: ***0.02663***

Mr. Vladimir I. Veretennikov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Ms. Olga V. Shapkina
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Vladislav N. Shipilov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Ms. Elena A. Kukina
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Yuri D. Lagutin
Born in: ***1947***
Interest in the issuer's legal capital owned by the named person, %: ***0.00057***
Percentage of the issuer's ordinary shares, %: ***0.00076***

The person performing duties of the sole person executive body:
Ms. Olga V. Shapkina
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company TeleRoss-Voronezh***
Abbreviated name: ***Private JSC TeleRoss-Voronezh***
Address: ***35 Prospect Revolution, Voronezh, 394000, Russia***
Mailing address: ***25 Krasnoarmeyskaya Street, Voronezh, 394006, Russia***
INN: ***3666062774***
The issuer's interest in the legal entity's legal capital: ***50 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***50 %;***
Percentage of the voting shares including the named shares: ***50 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:
Mr. Alexander G. Kudryavtsev
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Alexander V. Haustovich
Born in: ***1949***
Interest in the issuer's legal capital owned by the named person, %: ***0.10293***
Percentage of the issuer's ordinary shares, %: ***0.13340***

Mr. Daniel Horemans
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Ms. Natalia A. Sudareva
Born in: ***1958***
Interest in the issuer's legal capital owned by the named person, %: ***- 0,00028***
Percentage of the issuer's ordinary shares, %: ***0,00032***

The person performing duties of the sole person executive body:

Mr. Anatoli G. Yurochkin

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Vladimir Teleservice***

Abbreviated name: ***Private JSC Vladimir Teleservice***

Address: ***20 Gorokhovaya Street, Vladimir, Russia***

Mailing address: ***20 Gorokhovaya Street, Vladimir, Russia***

INN: ***3328407272***

The issuer's interest in the legal entity's legal capital: ***50 %***

Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***50 %***

Percentage of the voting shares including the named shares: ***50 %***

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

Mr. Andrey G. Andreev

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Mr. Anatoli E. Brekhov

Born in: ***1952***

Interest in the issuer's legal capital owned by the named person, %: ***0.04310***

Percentage of the issuer's ordinary shares, %: ***0.05564***

Mr. Rutsam R. Valishaev

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Mr. Andrey A. Kirillov

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Ms. Yulia A. Kushavina

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

The person performing duties of the sole person executive body:

Mr. Andrey G. Andreev
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Cellular Communications Of Black-Soil Area***
Abbreviated name: ***Private JSC Cellular Communications Of Black-Soil Area***
Address: ***35 Prospect Revolution, Voronezh, 394000, Russia***
Mailing address: ***25 Plekhanovskaya Street, Voronezh, 394018, Russia***
INN: ***3666016619***
The issuer's interest in the legal entity's legal capital: ***45 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***45 %***
Percentage of the voting shares including the named shares: ***60 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

Mr. Alexander V. Haustovich
Born in: ***1949***
Interest in the issuer's legal capital owned by the named person, %: ***0.10293***
Percentage of the issuer's ordinary shares, %: ***0.1330***

Mr. Yuri V. Arapov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Valeri P. Vanyukhin
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Alexander V. Garmonov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Grigoriy N. Kuzmenko
Born in: ***1953***
Interest in the issuer's legal capital owned by the named person, %: ***0.03338***
Percentage of the issuer's ordinary shares, %: ***0.04300***

Mr. Valeriy G. Nikolaev
Born in: ***1943***

Interest in the issuer's legal capital owned by the named person, %: ***0.04712***
Percentage of the issuer's ordinary shares, %: ***0.06190***

Mr. Ivan D. Makhov
Born in: ***1952***
Interest in the issuer's legal capital owned by the named person, %: ***0.00710***
Percentage of the issuer's ordinary shares, %: ***0.00883***

Mr. Viktor N. Trubin
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

The person performing duties of the sole person executive body:
Mr. Igor I. Dezhurny
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Kaluzhskaya Cellular Communications***
Abbreviated name: ***Private JSC KSC***
Address: ***38 Teatralnaya Street, Kaluga, 248600, Russia***
Mailing address: ***85 Nikitina Street, building 2, Kaluga, 248600, Russia***
INN: ***4027019302***
The issuer's interest in the legal entity's legal capital: ***42 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***42 %***
Percentage of the voting shares including the named shares: ***42 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:
Mr. Yuri V. Arapov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***- no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Nikolay Yu. Prustsev
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Igor B. Egerev
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Mr. Viktor N. Trubin
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Petr N. Martyshechkin
Born in: ***1956***
Interest in the issuer's legal capital owned by the named person, %: ***0.00162***
Percentage of the issuer's ordinary shares, %: ***0.00095***

The person performing duties of the sole person executive body:
Mr. Igor B. Egerev
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Ryazanskaya Cellular Communications***
Abbreviated name: ***Private JSC Ryazanskaya Cellular Communications***
Address: ***4 Televizionnaya Street, Ryazan, 390011, Russia***
Mailing address: ***4 Televizionnaya Street, Ryazan, 390011, Russia***
INN: ***6230008213***
The issuer's interest in the legal entity's legal capital: ***40 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***40 %***
Percentage of the voting shares including the named shares: ***40 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:
Mr. Yuri V. Arapov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Maksim A. Brodski
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Maksim A. Pegasov
Born in: ***1966***
Interest in the issuer's legal capital owned by the named person, %: ***0.00014***
Percentage of the issuer's ordinary shares, %: ***0.00019***

Mr. Viktor N. Trubin
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Vladimir N. Shevnev
Born in: ***1941***
Interest in the issuer's legal capital owned by the named person, %: ***0.03036***
Percentage of the issuer's ordinary shares, %: ***0.03769***

The person performing duties of the sole person executive body:
Mr. Boris N. Trusov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Smolenskaya Cellular Communications***
Abbreviated name: ***Private JSC Smolenskaya Cellular Communications***
Address: ***6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia***
Mailing address: ***13 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia***
INN: ***6730011687***
The issuer's interest in the legal entity's legal capital: ***40 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***40 %***
Percentage of the voting shares including the named shares: ***40 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:
No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body:
Mr. Alexander S. Shinkevich
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:
No collective executive body.

Name: ***Private Joint-Stock Company Tverskaya Cellular Communications***
Abbreviated name: ***Private JSC Tverskaya Cellular Communications***
Address: ***52 Radischeva Street, Tver, 170000, Russia***
Mailing address: ***52 Radischeva Street, Tver, 170000, Russia***

INN: ***6905012941***

The issuer's interest in the legal entity's legal capital: ***40 %***

Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***40 %***

Percentage of the voting shares including the named shares: ***40 %***

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

Mr. Evgeni I. Savenkov
Born in: ***1946***
Interest in the issuer's legal capital owned by the named person, %: ***0.025922***
Percentage of the issuer's ordinary shares, %: ***0.34258***

Mr. Yuri V. Arapov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Mikhail G. Kashin
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Vitali S. Kostenko
Born in: ***1944***
Interest in the issuer's legal capital owned by the named person, %: ***0.05089***
Percentage of the issuer's ordinary shares, %: ***0.06782***

Mr. Aleksey A. Lokotkov
Born in: ***1950***
Interest in the issuer's legal capital owned by the named person, %: ***0,01150***
Percentage of the issuer's ordinary shares, %: ***0,01533***

The person performing duties of the sole person executive body:

Mr. Vitali S. Kostenko
Born in: ***1944***
Interest in the issuer's legal capital owned by the named person, %: ***0.05089***
Percentage of the issuer's ordinary shares, %: ***0.06782***

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Bryanskie Cellular Networks***
Abbreviated name: ***Private JSC Bryanskie Cellular Networks***
Address: ***44 Emlyutina Street, Bryansk, 241011, Russia***
Mailing address: ***44 Emlyutina Street, Bryansk, 241011, Russia***
INN: ***3234027405***

The issuer's interest in the legal entity's legal capital: ***34.4 %***

Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***34.4 %***

Percentage of the voting shares including the named shares: ***34.4 %***

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

Mr. Sergey B. Altunin

Mr. Mikhail G. Kashin

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Mr. Vasili A. Gapeenko

Born in: ***1952***

Interest in the issuer's legal capital owned by the named person, %: ***0.00415***

Percentage of the issuer's ordinary shares, %: ***0.00554***

Mr. Aleksey N. Shirokov

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Mr. Andrey Ts. Torosyan

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Mr. Georgiy V. Sviridov

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

The person performing duties of the sole person executive body:

Mr. Alexander F. Vasilyev

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***0.00011***

Percentage of the issuer's ordinary shares, %: ***0.00015***

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Belgorodskaya Cellular Communications***

Abbreviated name: ***Private JSC Belgorodskaya Cellular Communications***

Address: ***35 Kostyukova Street, Belgorod, Russia***

Mailing address: ***35 Kostyukova Street, Belgorod, Russia***

INN: ***3124017556***

The issuer's interest in the legal entity's legal capital: ***30 %***

Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***30 %***

Percentage of the voting shares including the named shares: ***30 %***

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body:

Mr. Viktor D. Mizeriy

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question (the Management Board):

Mr. Grigoriy N. Kuzmenko

Born in: ***1953***

Interest in the issuer's legal capital owned by the named person, %: ***0.03338***

Percentage of the issuer's ordinary shares, %: ***0.04300***

Mr. Viktor D. Mizeriy

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Ms. Olga A. Chekulaeva

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Mr. Venir A. Kritski

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Mr. Vladimir A. Vlasov

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Mr. Ivan A. Anisimov

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Name: ***Private Stock Company Radiopaging Incorporated Company***

Abbreviated name: ***Private SC Radiopaging***
Address: ***29 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia.***
Mailing address: ***29 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia.***
INN: ***7734006436***
Shares except those acquiring voting rights pursuant to item 4 Article 32 of the law On Joint-Stock Companies: ***30 %***
The issuer's interest in the legal entity's legal capital: ***30 %***
Percentage of the voting shares including the named shares: ***30 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body:

Mr. Oleg A. Medvedev
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Limited Liability Company Rating***
Abbreviated name: ***Rating LLC***
Address: ***123 Lenina Prospect, office 403, Obninsk, Kaluga region, 249035, Russia***
Mailing address: ***123 Lenina Prospect, office 403, Obninsk, Kaluga region, 249035, Russia***
INN: ***4025024762***
The issuer's interest in the legal entity's legal capital: *29.39 %*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body:

Mr. Vasili V. Mosolov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***- no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Public Joint-Stock Company Telecommunications Company Rinfotels***
Abbreviated name: ***JSC TC Rinfotels***
Address: ***43 Esenina Street, Ryazan, 390023, Russia***
Mailing address: ***43 Esenina Street, Ryazan, 390023, Russia***
INN: ***6231009386***

The issuer's interest in the legal entity's legal capital: ***26 %***

Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***26 %***

Percentage of the voting shares including the named shares: ***26 %***

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

Mr. Sergey V. Bobylev
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***0.00041***
Percentage of the issuer's ordinary shares, %: ***0.00021***

Mr. Igor M. Mausels
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***0.00046***
Percentage of the issuer's ordinary shares, %: ***0.00019***

Mr. Valeriy P. Melkov
Born in: ***1945***
Interest in the issuer's legal capital owned by the named person, %: ***0.012547***
Percentage of the issuer's ordinary shares, %: ***0.03307***

Mr. Vladimir N. Shevnev
Born in: ***1941***
Interest in the issuer's legal capital owned by the named person, %: ***0,03036***
Percentage of the issuer's ordinary shares, %: ***0,03769***

The person performing duties of the sole person executive body:

Mr. Sergey V. Bobylev
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***0.00041***
Percentage of the issuer's ordinary shares, %: ***0.00021***

Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Limited Liability Company Tver-Telecom***
Abbreviated name: ***Tver-Telecom LLC***
Address: ***24 Novotorzhskaya Street, Tver, 170000, Russia***
Mailing address: ***24 Novotorzhskaya Street, Tver, 170000, Russia***
INN: ***6905050312***
The issuer's interest in the legal entity's legal capital: ***26 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body:

Mr. Vitali S. Kostenko

Born in: ***1944***

Interest in the issuer's legal capital owned by the named person, %: ***0.05089***

Percentage of the issuer's ordinary shares, %: ***0.06782***

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Kaluga gas and energy joint-stock bank Gasenergobank (Public Joint-Stock Company)***
Abbreviated name: ***Kaluga gas and energy joint-stock bank Gasenergobank***
Address: ***4 Plekhanova Street, Kaluga, 248030, Russia***
Mailing address: ***4 Plekhanova Street, Kaluga, 248030, Russia***
INN: ***4026006420***
The issuer's interest in the legal entity's legal capital: ***25.21 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***25.21 %***Percentage of the voting shares including the named shares: ***25.21%***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

Mr. Alexander Yu. Bezuglov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Vladimir I. Bogomolov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Alexander A. Dudin
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Boris G. Kipelov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Nikolay B. Kozhevnikov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Vladislav M. Ledkov
Born in: ***1947***
Interest in the issuer's legal capital owned by the named person, %: ***0.16273***
Percentage of the issuer's ordinary shares, %: ***0.21479***

Mr. Igor I. Gorskikh
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

The person performing duties of the sole person executive body:
Chairman of the Board of the bank: Mr. Igor I. Gorskikh

Members of the collective executive body of the organization in question:
Mr. Alexander G. Vorobyev
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***
Ms. Galina Z. Lachikhina
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Aleksey V. Lachikhin
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Ms. Svetlana V. Lutsenko
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Ms. Evdokia I. Maeva
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Ms. Tamara P. Ustyugova
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Entity's name: ***Limited Liability Company Trunksvyaz***
Abbreviated name: ***Trunksvyaz LLC***
Address: ***14 Plekhonovskaya Street, Voronezh, 394018, Russia***
Mailing address: ***14 Plekhonovskaya Street, Voronezh, 394018, Russia***
INN: ***3666062069***
The issuer's interest in the legal entity's legal capital: ***25%***

The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body:

Ms. Natalia V. Kuzmina
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Limited Liability Company RadioLine***
Abbreviated name: ***RadioLine LLC***
Address: ***77 Lenina Prospect, Tula, 300012, Russia***
Mailing address: ***77 Lenina Prospect, Tula, 300012, Russia***
INN: ***7107037454***
The issuer's interest in the legal entity's legal capital: ***13%***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body:

Mr. Sergey D. Degtyarev

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Oskoltelecom***
Abbreviated name: ***Private JSC OskolTelecom***
Address: ***34 Solnechny township, Stary Oskol, Belgorod region, Russia***
Mailing address: ***34 Solnechny township, Stary Oskol, Belgorod region, Russia***
INN: ***3128001250***
The issuer's interest in the legal entity's legal capital: ***12.408 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***12.408 %***
Percentage of the voting shares including the named shares: ***12.408 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

Mr. Grigoriy N. Kuzmenko
Born in: ***1953***
Interest in the issuer's legal capital owned by the named person, %: ***0.03338***
Percentage of the issuer's ordinary shares, %: ***0.04300***

Mr. Mikhail S. Umanski
Born in: ***1952***
Interest in the issuer's legal capital owned by the named person, %: ***0.03512***
Percentage of the issuer's ordinary shares, %: ***0.04572***

Mr. Vladimir P. Konovalov
Born in: ***1951***
Interest in the issuer's legal capital owned by the named person, %: ***0.03068***
Percentage of the issuer's ordinary shares, %: ***0.04014***

Mr. Vladimir N. Mikulyak
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

The person performing duties of the sole person executive body:
Mr. Vladimir N. Mikulyak
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Science and Technology Center Comset***
Abbreviated name: ***Private JSC Comset***
Address: ***7 Zeleny Pr., Moscow, 111141, Russia***
Mailing address: ***7 Zeleny Pr., Moscow, 111141, Russia***
INN: ***7720014200***
The issuer's interest in the legal entity's legal capital: ***11.09 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***11.09 %***
Percentage of the voting shares including the named shares: ***11.09 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:
Mr. Alexander S. Adzhemov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Ruben A. Amaryan
Born in: ***1949***
Interest in the issuer's legal capital owned by the named person, %: ***0.01391***
Percentage of the issuer's ordinary shares, %: ***0.01855***

Mr. Vasiliy G. Dedoborsch

Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Khamza I. Mavlyutov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Petr V. Mikhalevski
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Nikolay V. Savlukov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Sergey P. Solovyev
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Vladimir V. Terekhov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Alexander P. Fedoseev
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

The person performing duties of the sole person executive body:

Mr. Sergey P. Solovyev
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Optimum-Svyaz***
Abbreviated name: ***Private JSC Optimum-Svyaz***
Address: ***116/1 Esenina Street, office 704, Ryazan, 390046, Russia***
Mailing address: ***116/1 Esenina Street, office 704, Ryazan, 390046, Russia***
INN: ***6231028460***
The issuer's interest in the legal entity's legal capital: ***10 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of

the Law On Joint-Stock Company: ***10 %***
Percentage of the voting shares including the named shares: ***10 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:
Mr. Vladimir N. Shevnev
Born in: ***1941***
Interest in the issuer's legal capital owned by the named person, %: ***0.03036***
Percentage of the issuer's ordinary shares, %: ***0,03769***

Mr. Yuri M. Vozhakov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Gennadi N. Gamarushkin
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

The person performing duties of the sole person executive body:
Mr. Yuri M. Vozhakov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Public Joint-Stock Company Kaluzhski Registration Center***
Abbreviated name: ***JSC Kaluzhski Registration Center***
Address: ***9 Stary Torg Square, Kaluga, 248630, Russia***
Mailing address: ***Subscriber box 32, Kaluga, 248000, Russia***
INN: ***4027028378***
The issuer's interest in the legal entity's legal capital: ***9.87 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***9.87 %***
Percentage of the voting shares including the named shares: ***9.87 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Pursuant to a decision to wind up the company the duties of executive bodies are performed by a liquidation commission, consisting of the following people:
Mr. Boris I. Poltoratski
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Alexander V. Karavaev

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Mr. Sergey V. Verbin

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Entity's name: ***Private Joint-Stock Company Voronezh Regional Agency of Small and Medium Business Support***

Abbreviated name: ***Private JSC Voronezh Regional Agency of Small and Medium Business Support***

Address: ***32 Srednemoskovskaya Street, Voronezh, 394000, Russia***

Mailing address: ***32 Srednemoskovskaya Street, Voronezh, 394000, Russia***

INN: ***3666041862***

The issuer's interest in the legal entity's legal capital: ***8.97 %***

Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***8.97 %***

Percentage of the voting shares including the named shares: ***8.97 %***

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body:

Mr. Vladimir B. Rostislavin

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Limited Liability Company Newspaper Communar***

Abbreviated name: ***Newspaper Communar LLC***

Address: ***150 F. Engels Street, Tula, 300000, Russia***

Mailing address: ***150 F. Engels Street, Tula, 300000, Russia***

INN: ***7104015501\710601001***

The issuer's interest in the legal entity's legal capital: *7 %*

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

No Board of Directors (Supervisory Board).

The person performing duties of the sole person executive body:

Mr. Alexander M. Belyakov

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

No collective executive body.

Entity's name: ***Private Joint-Stock Company Teleservice***

Abbreviated name: ***Private JSC Teleservice***

Address: ***119 Karl Marx Street, Voronezh, 394007, Russia***

Mailing address: ***68 Karl Marx Street, Voronezh, 394007, Russia***

INN: ***3661013974***

The issuer's interest in the legal entity's legal capital: ***6.6 %***

Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***6.6 %***

Percentage of the voting shares including the named shares: ***6.6 %***

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

Mr. Mikhail V. Kollontay

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Mr. Vadim V. Kudrev

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Mr. Aleksey V. Petrov

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Mr. Alexander V. Haustovich

Born in: ***1949***

Interest in the issuer's legal capital owned by the named person, %: ***0.10293***

Percentage of the issuer's ordinary shares, %: ***0.13340***

Mr. Evgeni N. Kononov

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

The person performing duties of the sole person executive body:

Mr. Igor G. Korobko

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Information Agency InformCourrierSvyaz***

Abbreviated name: ***Private JSC InformCourrierSvyaz***

Address: ***12 Klenovy Boulevard, Moscow, 115470, Russia***

Mailing address: ***5a Delegatskaya Street, Moscow, 127091, Russia***

INN: ***7725038999***

The issuer's interest in the legal entity's legal capital: ***6.2 %***

Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***6.2 %***

Percentage of the voting shares including the named shares: ***6.2 %***

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

Ms. Galina E. Monina

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Ms. Elena K. Sidorovich

Born in: ***1957***

Interest in the issuer's legal capital owned by the named person, %: ***0.00020***

Percentage of the issuer's ordinary shares, %: ***0.00027***

Mr. Oleg M. Mikhailov

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Mr. Petr V. Mikhailevski

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Mr. Vladimir S. Pombro

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Mr. Yuri B. Zubarev

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Mr. Igor V. Ivanov

Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Ms. Antonina F. Novostrueva

Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Georgiy G. Gavrilin
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

The person performing duties of the sole person executive body:
Ms. Galina E. Monina
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Lipetsk-Mobile***
Abbreviated name: ***Private JSC Lipetsk-Mobile***
Address: ***3 Oktyabrskaya Street, Lipetsk, 398059, Russia***
Mailing address: ***3 Oktyabrskaya Street, Lipetsk, 398059, Russia***
INN: ***4824010773***
The issuer's interest in the legal entity's legal capital: ***5.91 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***5.91 %***
Percentage of the voting shares including the named shares: ***5.91 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:
Mr. William Krocker
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Valeriy G. Nikolaev
Born in: ***1943***
Interest in the issuer's legal capital owned by the named person, %: ***0.04712***
Percentage of the issuer's ordinary shares, %: ***0.06190***

Mr. Vladimir K. Somov
Born in: ***1950***
Interest in the issuer's legal capital owned by the named person, %: ***0.05818***
Percentage of the issuer's ordinary shares, %: ***0.07278***

Mr. Gart Cable Self
Born in: ***No information available in the Company***

Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Marian Tsrnyak
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

The person performing duties of the sole person executive body:
Mr. Vladimir K. Somov
Born in: ***1950***
Interest in the issuer's legal capital owned by the named person, %: ***0.05818***
Percentage of the issuer's ordinary shares, %: ***0.07278***

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Public Joint-Stock Company Comset***
Abbreviated name: ***JSC Comset***
Address: *7* ***Mayakovskogo Street, Stupino, Moscow region, 142800, Russia***
Mailing address: *7* ***Mayakovskogo Street, Stupino, Moscow region, 142800, Russia***
INN: ***5045003473***
The issuer's interest in the legal entity's legal capital: ***5.6 %***
Percentage of the voting shares except shares acquiring voting rights pursuant to Item 4 Article 32 of the Law On Joint-Stock Company: ***5.6 %***
Percentage of the voting shares including the named shares: ***5.6 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:
Mr. Sergey P. Belov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Dmitri I. Ioanidi
Born in: ***1946***
Interest in the issuer's legal capital owned by the named person, %: ***0.01122***
Percentage of the issuer's ordinary shares, %: ***0.01337***

Mr. Mikhail V. Komarov
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Alexander N. Konin
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***

Percentage of the issuer's ordinary shares, %: ***no***

Ms. Tatyana N. Tsyplakova
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Mr. Alexander N. Sukhachev
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

The person performing duties of the sole person executive body:
Mr. Alexander N. Sukhachev
Born in: ***No information available in the Company***
Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:
No collective executive body.

8.1.6 Information on significant deals made by the issuer

No significant deals to report.

8.1.7 Credit rating assigned to the issuer

1. Subject matter of the rating:	***The issuer (JSC CenterTelecom)***
Credit rating as at the end of the last reporting quarter	CCC+ outlook Stable
The rating history	Initially assigned December 14, 2001: CCC outlook Stable Revised on April 3, 2003: CCC+ outlook Stable
Full and abbreviated corporate names and domicile of the rating assigning entity	Full name: Standard & Poor's International Services, Inc. Abbreviated name: Standard&Poor's Address: 1 Gogolevski Boulevard, Moscow, 121019, Russia
Brief overview of assignment procedure	Credit rating of borrowers is based on two principle profiles: business analysis and financial profile. It is not reduced to merely computing financials. It also involves careful study of the business fundamentals, like sovereign risks, industry structure and growth prospects, competitive edge of the company, regulations, management, strategy. More at www.standardandpoors.ru
2. Subject-matter of the rating assignment:	***The issuer, bonds issued*** ***Documentary interest-bearing bearer bonds series 01*** ***Registered on October 17, 2001 #4-01-00194-A*** ***Documentary interest-bearing non-convertible bearer bonds series 02***

	Registered on June 25, 2002 #4-02-00194-A ***Documentary interest-bearing non-convertible bearer bonds series 03*** ***Registered on August 1, 2003 # 4-18-00194-A***
Credit rating as at the end of the last reporting quarter:	ruBB+
The rating history	Initially assigned on August 5, 2003: ruBB+
Full and abbreviated corporate names and domicile of the rating assigning entity	Full name of the rating agency: Standard & Poor's International Services, Inc. Abbreviated name: Standard&Poor's Address: 1 Gogolevski Boulevard, Moscow, 121019, Russia
Brief overview of the assignment procedure	Credit rating of borrowers is based on two principle profiles: business analysis and financial profile. It is not reduced to merely computing financials. It also involves careful study of the business fundamentals, like sovereign risks, industry structure and growth prospects, competitive edge of the company, regulations, management, strategy. More at www.standardandpoors.ru

8.2 Details of each type of shares issued by the issuer

Type: ***ordinary***

Form of the securities: ***registered book-entry***

Nominal value of each share, RUR***0.3***

Number of outstanding shares: ***1 578 006 833***

Number of additional shares being placed: ***no such shares***

Treasury shares: ***no such shares***

Total amount of the issue: ***451,601,000 shares***

Declared ordinary shares: 76,166,167 shares

Placement terms and conditions: ***Article 6 (Charter of JSC CenterTelecom) COMPANY CHARTER CAPITAL. PLACED AND DECLARED SHARES.***

6.7 The charter capital of the Company shall be increased by private placement of additional shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.
6.8 An increase of the charter capital of the Company by public placement of additional shares where the number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.
6.9 Subject to Clause 6.8 of the Charter, the charter capital of the Company shall be increased by public placement of additional shares on the basis of a resolution of the Board of Directors of the Company, adopted unanimously by all members of the Board of Directors of the Company and disregarding the votes of former Company directors.

Additional shares which can be placed by converting placed securities into shares, or by exercising share options: ***no such shares***

State registration numbers of the share issues and state registration dates:

The issue state registration number and state registration date:

1-03-00194-A date of state registration October 19, 2002

State registration numbers of the additional share issues and state registration dates:

1-04-00194-A state registration date October 11, 2002 *

1-05-00194-A state registration date October 11, 2002*

1-06-00194-A state registration date October 11, 2002 *

1-07-00194-A state registration date October 11, 2002*

1-08-00194-A state registration date October 11, 2002 *

1-09-00194-A state registration date October 11, 2002*

1-10-00194-A state registration date October 11, 2002 *

1-11-00194-A state registration date October 11, 2002*

1-12-00194-A state registration date October 11, 2002 *

1-13-00194-A state registration date October 11, 2002*

1-14-00194-A state registration date October 11, 2002 *

1-15-00194-A state registration date October 11, 2002*

1-16-00194-A state registration date October 11, 2002 *

1-17-00194-A state registration date October 11, 2002*

1-18-00194-A state registration date October 11, 2002 *

1-19-00194-A state registration date October 11, 2002*

* ***Pursuant to Ordinance of the Russian FCSM # 03-2110/r of September 30, 2003 additional issues of securities of Joint-Stock Central Telecommunication Company were united resulting to cancellation of state registration numbers assigned to additional issues of ordinary shares. These issues were given a single registration number 1-03-00194-A of September 30, 2003.***

Rights of a holder of such shares (share type):

Article 8 (Charter of JSC CenterTelecom RIGHTS AND DUTIES OF SHAREHOLDERS HOLDING COMMON (ORDINARY) SHARES

8.1 Each common share in the Company confers an identical volume of rights to a holder of such share.

8.2 Each shareholder holding common shares in the Company has the right:

8.2.1 to participate in the General Meeting of Shareholders of the Company through the procedure provided by effective legislation of the Russian Federation;

8.2.2 to receive dividends through the procedure provided by effective legislation of the Russian Federation and herein in the event that the Company declares dividends;

8.2.3 to receive a part of the Company's assets remaining after its liquidation, proportionate to the number of shares belonging to it;

8.2.4 to have access to documents listed in Article 89.1 of the Federal Law 'On Joint Stock Companies', through the procedure provided in Article 91 of that Law;

8.2.5 to demand that registrar of the Company confirms the rights of the shareholder to shares by issuing an extract from the register of shareholders of the Company;

8.2.6 to receive from the registrar of the Company information on all records on its personal account and also other information as provided by legal acts of the Russian Federation establishing the procedure for maintaining the register of shareholders;

8.2.7 to dispose of the shares belonging to it without the consent of other shareholders or the Company;

8.2.8 in cases provided by effective legislation of the Russian Federation, to resort to legal action to protect its infringed civil rights, including to demand reimbursement of losses from the Company;

8.2.9 to demand that the Company repurchase all or a part of shares belonging to the shareholder, in the cases and through the procedure provided by effective legislation of the Russian Federation;

8.2.10 to sell shares to the Company in the event that the Company adopts a resolution to

acquire such shares;

8.2.11 to demand that the Company provides an extract from the list of persons entitled to participate in the General Meeting of Shareholders specifying information on such shareholder;

8.2.12 to have a pre-emptive right to acquire additional shares and mass-issued securities convertible into shares that are being placed by open subscription, in an amount proportionate to the number of shares belonging to it.

8.3 A shareholder holding more than 1 percent of voting shares in the Company has the right the demand that the registrar of the Company provides it with information specifying the name of registered shareholders holding shares, the amount, category and nominal value of shares belonging to them (this information shall be provided without specifying shareholders' addresses).

8.4 Shareholders (a shareholder) holding a total of at least 1 percent of placed common shares of the Company have (has) the right to file an action against a member of the Company's Board of Directors, the Company's General Director, a member of the Company's Management Board, the management company or the manager for the compensation of losses incurred by the Company as a result of culpable actions (inaction) of such persons.

8.5 Shareholders (a shareholder) with at least 1 percent of votes at the General Meeting of Shareholders have (has) the right to demand from the Company the list of persons entitled to participate in the meeting. The details, documents and postal addresses of shareholders specified in such list shall be provided only upon their consent.

8.6 Shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company have (has) the right to propose matters for the agenda of the annual General Meeting of Shareholders and nominate candidates for the Company's management and supervisory bodies to be elected by the General Meeting of Shareholders. In preparing for an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors, such shareholders (shareholder) have (has) the right to nominate candidates for the Company's Board of Directors.

8.7 Shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company have (has) the right to demand that the Company's Board of Directors convene an extraordinary General Meeting of Shareholders. If within the period of time established by effective legislation of the Russian Federation and herein the Company's Board of Directors does not adopt a resolution to convene an extraordinary General Meeting of Shareholders or refuses to convene such a meeting, the extraordinary meeting may be convened by the such shareholders.

8.8 Shareholders (a shareholder) holding a total of at least 10 percent of voting shares in the Company have (has) the right to demand a review of the Company's financial and economic activity.

8.9 Shareholders (a shareholder) holding a total of at least 25 percent of voting shares in the Company have (has) the right to access to accounting documents and minutes of sessions of the Company's Management Board and to obtain copies thereof.

8.10 Shareholders holding common shares in the Company have other rights provided by effective legislation of the Russian Federation, issued within their authority, and herein.

Type: ***preference***

Form of the securities: ***registered book-entry***

Nominal value of each share, RUR ***0,3***

Number of outstanding shares: ***525 992 822***

Number of additional shares being placed: ***no such shares***

Treasury shares: ***no such shares***

Quantity of declared preference Class A shares: 25,405,178

Nominal value, RUR***0.3***

Placement terms and conditions: ***Article 6 (Charter of JSC CenterTelecom) COMPANY CHARTER CAPITAL. PLACED AND DECLARED SHARES***

6.7 The charter capital of the Company shall be increased by private placement of additional shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares in the Company

participating in the meeting.

6.8 An increase of the charter capital of the Company by public placement of additional shares where the number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.

6.9 Subject to Clause 6.8 herein, the charter capital of the Company shall be increased by public placement of additional shares on the basis of a resolution of the Board of Directors of the Company, adopted unanimously by all members of the Board of Directors of the Company and disregarding the votes of former Company directors.

Additional shares which can be placed by converting placed securities into shares, or by exercising share options: ***no such shares***

State registration numbers of the share issues and state registration dates:

The issue state registration number and state registration date:

2-03-00194-A state registration date 19.10.2001

State registration numbers of the additional share issues and state registration dates:

2-04-00194-A state registration date October 11, 2002*

2-05-00194-A state registration date October 11, 2002*

2-06-00194-A state registration date October 11, 2002*

2-07-00194-A state registration date October 11, 2002*

2-08-00194-A state registration date October 11, 2002*

2-09-00194-A state registration date October 11, 2002*

2-10-00194-A state registration date October 11, 2002*

2-11-00194-A state registration date October 11, 2002*

2-12-00194-A state registration date October 11, 2002*

2-13-00194-A state registration date October 11, 2002*

2-14-00194-A state registration date October 11, 2002*

2-15-00194-A state registration date October 11, 2002*

2-16-00194-A state registration date October 11, 2002*

2-17-00194-A state registration date October 11, 2002*

2-18-00194-A state registration date October 11, 2002*

2-19-00194-A state registration date October 11, 2002*

****** Pursuant to Ordinance of the Russian FCSM # 03-2110/r of September 30, 2003 additional issues of securities of Joint-Stock Central Telecommunication Company were united resulting to cancellation of state registration numbers assigned to additional issues of ordinary shares. These issues were given a single registration number 2-03-00194-A of September 30, 2003.***

Rights of an owner of this type (category) of shares:

Article 9 (Charter of JSC CenterTelecom). RIGHTS AND DUTIES OF SHAREHOLDERS HOLDING TYPE A PREFERRED SHARES

9.1 Each Type A preferred share in the Company confers upon the shareholder holding it an identical volume of rights.

9.2 Holders of Type A preferred shares have the right to receive an annual fixed dividend, subject as herein. The total amount payable as a dividend on each Type A preferred share shall be 10 percent of the Company's net profits according to the results of the last financial year divided by the number of shares that comprises 25 percent of the Company's charter capital.

If the amount of dividend payable by the Company on each common share in a given year exceeds the amount of dividend payable on each Type A preferred share the amount of dividend on the latter must be increased to the amount of dividend payable on common shares. These payments shall be made additionally on the date of payment of dividends on common shares.

9.3 Holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders with the right to vote on resolutions concerning the reorganization or liquidation of the Company and also concerning addenda and amendments to the Company Charter, if such amendments restrict the rights of such shareholders.

9.4 If the Meeting of Shareholders, for whatever reason, has not adopted a resolution to pay dividends on Type A preferred shares or has adopted a resolution not to pay those dividends in full, holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders and vote on all matters on the agenda of the meeting. Such right of holders of Type A preferred shares arises as of the meeting following the annual Meeting of Shareholders at which a resolution was not adopted to pay dividends and ceases to apply as of the first payment of dividends in full with respect to such shares.

9.5 Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.8, 8.2.10, 8.2.11, and 8.2.12 herein. Shareholders holding Type A preferred shares also have such rights notwithstanding that such shares are not voting shares.

9.6 Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.3, 8.6, 8.7, 8.8 and 8.9 herein in cases where Type A preferred shares confer the right to vote on all matters within the authority of the Company's General Meeting of Shareholders.

9.7 Holders of Type A preferred shares have the right to demand that the Company repurchase all or a part of the shares belonging to the shareholder in the cases and through the procedure provided by effective legislation of the Russian Federation.

9.8 Holders of Type A preferred shares that have at least 1 percent of votes at the General Meeting of Shareholders have the right to demand that the Company provides the list of persons entitled to participate in the meeting. The details of documents and postal addresses of shareholders included in such list shall be provided only upon their consent.

9.9 Shareholders holding Type A preferred shares shall have other rights provided by effective legislation of the Russian Federation and herein.

8.3 Previous issues of the issuer's securities except shares.

Information on previous issues of the issuer's securities except the issuer's shares, shall be disclosed separately for each issue with all issued securities cancelled (annulled), issues with outstanding issued securities and issues with securities for which the issuer's obligations are not met.

8.3.1 Information on securities issues with all issued securities cancelled (annulled).

No issues with all issued securities cancelled (annulled).

8.3.2 Information on securities issues with issued securities outstanding

Type, series (class), form and other identification features of securities:

Type of securities: ***bonds***

Series: ***01***

Type: ***interest-bearing***

Form of the securities: ***documented bearer bonds***

State registration number of the issue: ***4-01-00194-A***

State registration date of the issue: ***October 17, 2001***

State registration date of the report on the results of the issue: ***December 10, 2001***

State authorities which performed the state registration of the issue and report on the results of the issue: ***FCSM of Russia***

Quantity of securities of the issue: ***600,000***

Nominal value of each securities of the issue, RUR***1,000***

Total value of the issue (at par), RUR***600,000,000***

Rights granted by each of issued securities:

1. Holders of securities are entitled to receive the nominal value upon redemption.

2. Bondholders are entitled to receive coupon yield as percentage of the bond nominal value.
3. A bondholder is entitled to receive a bond nominal value in the event of the liquidation of the issuer in the order determined by applicable effective legislation of the Russian Federation.
4. A bondholder is entitled to sell his bonds freely or otherwise dispose of them.
5. A bondholder is entitled to declare his/her bonds of the issue falling due for redemption and demand immediate repayment of the nominal debt for the bonds in the following cases:
a) a decision to wind up the issuer was passed by a duly authorized authority;
b) the issuer declared its inability to meet financial obligations with respect of the bond of the issue in question;
c) the issuer failed to meet the obligation of paying the coupon yield within the term specified by the issue terms and conditions within 10 (ten) days after the payment date of the relevant coupon.

Mandatory safekeeping of the bonds

The depositary performing safekeeping: *Not-for-profit partnership National Depositary Center*

Address: *12 Zhitnaya Street, Moscow, 117049, Russia*

License No: *177-03431-000100*

Date of issue: *December 4, 2000*

License issuing authority: *FCSM of Russia*

The bonds are issued in a documented form through execution of certificates to be kept centrally by Not-for-profit partnership National Depositary Center.
Certificates are not to be handed over to bondholders.
Records of transactions involving the bonds are entered by Not-for-profit partnership National Depositary Center performing the duties of Depositary, and by depositaries in the capacity of a depositor with respect to the Center (collectively "the depositaries").
Rights related to bonds kept and/or recorded by the depositaries are deemed transferred as of the moment of entering by depositaries of a relevant record on the customer's deposit account.
Upon the bond redemption bond certificates are withdrawn from custody and cancelled.

Mode of placement: *public subscription*

Placement period: *from November 16, 2001 through November 16, 2001*

Restrictions on trading the bonds of this issue (if any):

The bonds issued are freely traded on stock exchanges and OTC market.

Non-residents are allowed to buy bonds pursuant to applicable Russian law and regulations.

Trading in bonds is to start on the first calendar day after the date of the registration by the Russian FCSM of the report on the results of the bond issue and stops at 6.45 pm Moscow time 7 (seven) days prior to the maturity date.

As of the fixed time on the record date when the list of owners and/or nominal holders of the bonds is finalized, the Depositary shall stop all transactions on the deposit account related to the bonds trading.

As of the record time/date to finalize the list of owners and/or nominal holders entitled to receive interest payment on coupon for each of the coupons attached to the bond the Depositary suspends all transactions on the depo accounts related to the bond trading. The Depositary resumes recording of deals on depo accounts related to the bond trading on the day when the relevant coupon period ends.
There are no other restrictions on the bond trading.

Market information on the issued securities:

The principal bond trading place is the section of stock market of Private Joint-Stock Company Moscow Interbank Currency Exchange (MICEX).

Minimal transaction price in % to the par value 104.10
Maximal transaction price in % to the par value 104.25

Period before maturity: *December 11, 2001 – November 6, 2003.*

Income on the issued bonds:

In percentage of the par value: Each bond carries 5 coupons. Payments of the income on five

coupons of the issued bonds are made on the following dates:

Coupon income on the first coupon shall be paid on the 95th day from the start of placement of the bonds. Coupon income on the second coupon shall be paid on the 186th day from the start of the bonds placement.

Coupon income on the third coupon shall be paid on the 368th day from the start of the bonds placement.

Coupon income on the fourth coupon shall be paid on the 550th day from the start of the bonds placement.

Coupon income on the last coupon shall be paid simultaneously with redemption at maturity on the 732nd day from the start of the bonds placement.

If the date of the end of the coupon period of the bonds coincides with public or bank holiday payment of the amounts due shall be made on the first business day following the holiday. The bond owner is not entitled to demand any late payment charges to be accrued or any other compensation to be paid in the event of such delayed payment.

The starting date of the first coupon period is the starting date of the placement period of the bonds. The starting date of all the following coupon periods is the payment date of the preceding coupon income.

The end of each of the coupon periods is the payment date of the income on that coupon.

a) Determination of the yield on the first coupon. The yield on the first coupon of the bonds shall be set forth by a decision of the issuer's Board of Directors after the state registration of the bond issue, but not later than five business days before the start of the bonds placement.

b) Determination of the yield on the second and the rest of the coupons. The yield on the remaining coupons of the bonds shall be determined by a decision of the issuer's Board of Directors and reported to Securities Section of MICEX according to the Section's rules not later than at least ten business days before cancellation of the preceding coupon and informing of other potential buyers via public media.

c) Calculation of the amount payable on each coupon is to be performed according to the following formulae:

$Kj = Cj * Nom * (T(j) - T(j-1))/365/100\ \%$

where:

j – coupon period number, j=1,2,3,4,5;

Kj – amount payable on coupon for each bond;

Nom – the bond par value;

C j – coupon yield in percent of coupon number j as determined by the decision of the issuer's Board of Directors;

T(j -1) – starting date of the jth coupon period;

T(j) – end date of the jth coupon period.

The amount payable is calculated with accuracy of RUR0.01 (round-off follows the rules of mathematics).

Coupon yield payable on the first coupon was set by the issuer's Board of Directors on October 29, 2001 at 22%.

Coupon yield payable on the second coupon was set by the issuer's Board of Directors on October 29, 2001 at 21.5%.

Coupon yield payable on the third coupon was set by the issuer's Board of Directors on October 29, 2001 at 20.5%.

Other payable equivalent per bond (RUR): ***no equivalent***

Other income and property rights attached to the issued bonds: ***no other income***

Redemption period: ***The starting date of the redemption period of the issued bonds shall be the 732nd (seven hundred thirty second) day from the start of the bond placement period. The start and end day of the redemption coincide.***

Terms and arrangements of the redemption: ***The bonds redemption and income payments on them are made in Russian rubles (RUR) by a bank transfer.***

The bonds redemption and income payments on them are made by a payment agent by the order of the bond issuer.

The duties of the payment agent shall be performed by:

Private Joint-Stock Company Raiffeisenbank Austria
Registered office at: 17/1 Troitskaya Street, Moscow, 129090, Russia;
Postal address: 17/1 Troitskaya Street, Moscow, 129090, Russia;
General license #3292, issued February 9, 2001.

The issuer is entitled to appoint additional payment agents and cancel such appointments of agents. An official announcement of the said appointments shall be published by the issuer at least 10 (ten) business days before such appointments or cancellations take effect in the dailies Daily News. Podmoskovie and Vedomosti.

Redemption and income payments on the bonds are made in the local currency of the Russian Federation by bank transfer in favor of the bonds owners to assigned customers of NDC. A bond owner who is not an assigned customer of the NDC shall authorize a bondholder who is an assigned customer of the NDC to receive amounts due in respect of income payment and redemption of bonds.

Payments of bonds redemption and/or income payments on bonds shall be made to assigned customers of the NDC in favor of bonds owners as registered at 6.45 pm Moscow time on the business day preceding the seventh business day before the due date of income payments on the bonds and/or bonds redemption (hereinafter the date is referred to as the "record date".) As of the record date for bonds redemption the Depositary shall stop all transactions related to bond trading on the depo accounts until the bonds redemption.

As of the record date for coupon income payment (except payments of income on the last coupon) the Depositary shall stop on the depo accounts all transactions related to bond trading. The Depositary shall resume accounting for transactions related to bond trading on depo accounts on the payment day of the relevant coupon income.

Not later than 3 business days before maturity or date of income payment the Depositary shall provide the Issuer and/or its payment agent a list of the bonds owners as finalized on the record date. The list shall contain the following data:

- ***a) the full name of the bondholder;***
- ***b) number of bonds as stated on the depo account of the holder;***
- ***c) the holder's location and postal address;***
- ***d) the holder's bank details:***
  - ***the holder's account current***
  - ***the holder's individual taxpayer number***
  - ***the holder's bank name***
  - ***correspondent account number of the holder's bank***
  - ***bank identification number of the holder's bank.***

It is the holder's duty to check the accuracy and timeliness of the bank details submitted by him to the NDC. In the event that these bank details were not submitted by the holder to the NDC on time, the Issuer shall not be responsible for any delayed payments on the bonds.

Not later than 2 business days before maturity and/or income payments on the bonds the Issuer shall remit the necessary amounts to the payment agent. Based on the list of holders provided by the Depositary the payment agent calculates the amounts payable to each bondholder authorized to

receive redemption and income payments.

At maturity and/or on the date of income payments on the bonds the payment agent shall remit the amounts due to the accounts of the bondholders in favor of the bond owners.

In the event that one person is authorized to receive redemption amounts and income payments on the bonds by several bond owners the person in question shall receive the total amount without break down on each of the authorizing bond owners.

There is no redemption before maturity.

Collateral for the bond issue:

The entity which provided the collateral: ***Limited Liability Partnership PTO Stroytrustservice, INN 7710352289***

Type of collateral: ***The collateral provided is the obligation of the Limited Liability Partnership PTO Stroytrustservice to pay the nominal value of the bonds and interest payments due as provided by a special agreement entered into by and between the issuer and the Limited Liability Partnership PTO Stroytrustservice .***

The collateral value in rouble terms: ***RUR 600,000,000***

Income on the bonds paid in the reporting quarter:

cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:

a) ***Bonds are issued in the documentary form by granting a certificate to be stored centrally in Not-for-profit partnership National Depositary Center.***
Certificates will not be handed over to the bond owners.

Depositary accounting of transactions involving bonds shall be carried out by Not-for-profit partnership National Depositary Center in a capacity of the Depositary and other depositaries acting as depositors in relations to its (collectively hereinafter referred to as Depositaries).

The rights on bonds placed in custody and (or) rights on which are recorded in Depositaries are deemed transferred as of the moment of making an entry by Depositaries as required into the purchaser's account (customer, depositor).

As of the bond issue maturity bond certificates are to be withdrawn from custody and cancelled.

Bondholders are responsible for updating and complete form of bank details provided by them to NDC. The Issuer shall not be held liable for delayed payment on bonds if a bondholder failed to provide these details timely to NDC.

b) ***The accrued coupon income on an outstanding bond before maturity. At any moment between the start of placement and maturity of the bond issue the accrued coupon income (ACI) is calculated as follows:***

ACI = Cj * Nom * (T - T(j-1))/ 365/ 100 %

where:

Nom – the bond par value;

C j – coupon yield in percent of coupon number j as determined by the decision of the issuer's Board of Directors;

T(j -1) – starting date of the jth coupon period;

T – current date.

The accrued income is calculated with the accuracy of RUR0.01 (round-off follows mathematical rules, i.e. the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).

Type, series (class), form and other identification features of securities:

Type of securities: ***bonds***

Series: ***02***

Type: ***interest-bearing***

Form of the securities: ***documented bearer bonds***

State registration number: ***4-02-00194-A***

Date of the issue state registration: ***25.06.2002***

State registration date of the report on the results of the issue: ***15.08.2002***

State authorities which performed the state registration of the issue and report on the results of the issue: ***FCSM of Russia***

Quantity of securities of the issue: ***600,000***

Nominal value of each piece of the securities of the issue, RUR ***1,000***

Total value of the issue (at par), RUR ***600,000,000***

Rights granted by each of issued securities:

A bondholder is entitled to receive upon the bond redemption the nominal value of the bond as specified in item 57.4 of the Prospectus of the bond issue and item 4 of the Decision on the bond issue.

A bondholder is entitled to receive a fixed by the bond percentage of the bond nominal value (coupon), calculated as specified in item 57.11 of the Prospectus of the bond issue and item 8.3 of the Decision on the bond issue.

In the event of the issuer liquidation a bondholder is entitled to receive the nominal value of the bond in the priority order set out Article 64 of the Civil Code of the Russian Federation.

A bondholder is entitled to freely sell or otherwise dispose of his/her bonds.

A bondholder is entitled to request immediate redemption and payment of nominal of the debt accrued by bonds in cases identified in item 57.11 of the Prospectus of the bond issue and item 8.6 of the Decision on the bond issue.

A bondholder is entitled to exercise other rights granted by the law of the Russian Federation.

The issuer undertakes to timely and completely remit to the payment agent under the bond issue the relevant funds necessary to meet payment obligations according to the decision on the bond issue.

In the event that the issuer refuses to fulfill its obligations related to the bonds, holders or assigned holders of bonds are entitled to demand fulfillment of the obligations by the entity which provided collateral for the bond issue.

The entity which provided collateral for the bond issue is Limited Liability Company Bassian invest

Address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

Mailing address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

Taxpayer Identification Number (INN): ***7710838686***

Information related to the collateral for fulfillment of obligations incurred by the bond issue and action to be taken by holders/assigned holders of bonds in the event of the issuer's refusal to meet its obligations related to the bond issue are described in item 11 of the Decision on the bond issue.

All debt of the issuer under the bond issue shall be legally equal (pari passu) and equally subject to mandatory fulfillment.

Actions to be taken by a bondholder in the event of the issuer's refusal to meet its obligations related to the bond issue are described in item 57.11 of the Prospectus of the bond issue and item 8.6 of the Decision on the bond issue.

Mandatory safe keeping of the bonds.

The bonds of the issue shall be kept centrally.

The depositary performing safekeeping (custodian): ***Not-for-profit partnership National Depositary Center, NDC***

Address: ***12 Zhitnaya Street, Moscow, 117049, Russian Federation***

Mailing address: ***1/13 Sredni Kislovski Per., Moscow, 103009, Russia***

License No: ***177-03431-000100***

Date of issue: ***December 4, 2000***

Valid till: ***no limitation***

License issuing authority: ***FCSM of Russia***

The bonds are issued in a documented form through execution of certificates to be kept centrally by Not-for-profit partnership National Depositary Center. Certificates are not to be handed over to bondholders.
Records of transactions involving the bonds are entered by Not-for-profit partnership National Depositary Center performing the duties of Depositary, and by depositaries in the capacity of a depositor with respect to the Center (collectively "the depositaries").
Rights related to bonds kept and/or recorded by the depositaries are deemed transferred as of the moment of entering by depositaries of a relevant record on the purchaser's (customer's, depositor's) deposit account.

Upon the bond redemption bond certificates are withdrawn from custody and cancelled.

Restrictions on trading the bonds of this issue (if any):

The bonds issued are freely traded on stock exchanges and OTC market.

Non-residents are allowed to buy bonds pursuant to applicable Russian law and regulations.

Trading in bonds is to start on the first calendar day after the date of the registration by the Russian FCSM of the report on the results of the bond issue. On the OTC market the bonds are traded without restrictions until maturity.

On the day following the date of record to finalize the list of owners and/or nominal holders of bonds entitled to receive interest payment on coupon for each of the coupons attached to the bond the trading in bonds on MICEX shall be suspended and resumed on the day of payment of the relevant coupon.
Trading in the bonds on MICEX shall be suspended on the day following the date to compile the list of owners and/or nominal holders of bonds in order to pay coupon income on the last coupons, and redemption of the bond issue at maturity.
In the event the Issuer fails to pay the nominal value of bonds of this issue during 10 days after the payment falls due trading in the bonds shall be resumed on MICEX and on the OTC market.

Market information on the issued bonds:

Bonds are traded on exchanges and OTC market.
The principal bond selling point on the exchanges is Private Joint-Stock Company Moscow Interbank Currency Exchange (MICEX)
License of a professional participant of securities market # 000-02112-000011, issued by FCSM of Russia March 22, 1999.
Address: 11 Bolshoy Kislovski Per., building 1, Moscow, 103009, Russia.
Mailing address: 13 Bolshoy Kislovski Per., Moscow, 103009, Russia

Bond certificates for bonds issued in a documented form are to be centrally kept by Not-for-profit partnership National Depositary Center. No certificates are handed over to bond owners.
The principal bond trading place is Private Joint-Stock Company Moscow Interbank Currency Exchange (MICEX)

Minimal transaction price, % to the nominal value	*Maximal transaction price, % to the nominal value*
107,65	*110,00*

Period before maturity of the bond issue: *August 16, 2002 through April 21, 2005*

Yield of the bonds of the issue:

Rules for calculation income payable on each bond of the issue.
Income on the bonds shall be the sum of coupon income accrued and payable for each coupon period, and discount equal to the difference between the redemption price at maturity (nominal value) and the placement price.
Each bond carries 6 coupons.

Coupon period of the first coupon shall start on the date of bond placement start.

Coupon period of the second coupon shall start on the 91st day from the bond placement start.

Coupon period of the third coupon shall start on the 273rd day from the bond placement start.
Coupon period of the fourth coupon shall start on the 456th day from the bond placement start.
Coupon period of the fifth coupon shall start on the 638th day from the bond placement start.
Coupon period of the sixth coupon shall start on the 821st day from the bond placement start.
The end date of each coupon period shall be the date of payment on the coupon.

Interest rate on the coupons is as follows:

- *on the first coupon the interest rate is 20% (twenty percent) per annum;*
- *on the second coupon the interest rate is 20% (twenty percent) per annum;*
- *on the third coupon the interest rate is 18% (eighteen percent) per annum;*
- *on the fourth coupon the interest rate is 18% (eighteen percent) per annum;*
- *on the fifth coupon the interest rate is 16% (sixteen percent) per annum;*
- *on the sixth coupon the interest rate is 16% (sixteen percent) per annum*

Calculation of the amount payable on each coupon is to be performed according to the following formulae:

$Kj = Cj * Nom * (T(j) - T(j-1))/365/100\ \%$

where:
j – coupon period number, j=1,2,3,4,5;
Kj – amount payable on coupon for each bond;
Nom – the bond par value;
C j – coupon yield in percent of coupon number j as determined by the decision of the issuer's Board of Directors;
T(j -1) – starting date of the jth coupon period;
T(j) – end date of the jth coupon period.
The amount payable is calculated with the accuracy of RUR0.01 (round-off follows the rules of mathematics).

other value equivalent per bond, RUR: ***no***

other income and property rights attached to the issued bonds: ***no***

Redemption period:

The starting date of the redemption period of the issued bonds shall be the 1003 (one thousand and third) day from the start of the bond placement date. The start and end day of the redemption period coincide.

Terms and arrangements of the redemption: *Terms and arrangements of the redemption at maturity:*
The bonds redemption shall be effected by a payment agent (hereinafter the payment agent) pursuant to the order of the bond issuer.
The duties of the payment agent shall be performed by:
Private Joint-Stock Company Raiffeisenbank Austria
Registered office at: 17/1 Troitskaya Street, Moscow, 129090, Russia;
Postal address: 17/1 Troitskaya Street, Moscow, 129090, Russia;
General license #3292, issued February 9, 2001.

The issuer is entitled to appoint additional payment agents and cancel such appointments of agents. An official announcement of the said appointments shall be published by the issuer at least 10 (ten) business days before such appointments or cancellations take effect in the dailies Daily News. Podmoskovie and Vedomosti.

Redemption payments on the bonds are made in the local currency of the Russian Federation by bank transfer to depositors of NDC performing central storing of the bonds in favor of bond owners. A bond owner who is not a depositor of the NDC may authorize a bondholder who is a depositor of the NDC to receive amounts due in respect of income payment and redemption of bonds.
Bonds redemption payments shall be made to depositors of the NDC in favor of bonds owners as registered at the end of business day of the NDC, preceding the seventh business day before the

bonds redemption date (hereinafter the date is referred to as the "record date")
Not later than 3 business days before redemption the NDC shall provide the Issuer and/or its payment agent a list of the bonds owners as finalized on the record date. The list shall contain the following data:

a) ***the full name of the bondholder;***
b) ***number of bonds as stated on the depo accounts of the holder in question;***
c) ***the holder's location and postal address;***
d) ***the holder's bank details:***
   - ***the holder's account current***
   - ***the holder's individual taxpayer number***
   - ***the holder's bank name***
   - ***correspondent account number of the holder's bank***
   - ***bank identification number of the holder's bank.***
e) ***The taxpayer status of the bondholder (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.).***

It is the holder's duty to check the accuracy and timeliness of the bank details submitted by him to the NDC. In the event these bank details were not submitted to the NDC or were not provided on time, these obligations shall be met toward a person who requested to fulfill the obligations and recognized as the bondholder on the date of filing the request. The issuer shall perform the obligations on bonds as per the data of the NDC.

Not later than 2 business days before maturity the Issuer shall remit the necessary amounts to the payment agent account.
Based on the list of bondholders provided by the Depositary the payment agent calculates the amounts payable to each bondholder authorized to receive redemption payments on the bonds.
At bond maturity the payment agent shall remit the amounts due into the accounts of the bondholders in favor of the bond owners.
In the event that one person is authorized to receive redemption amounts on the bonds by several bond owners the person in question shall receive the total amount without break down on each of the bond owners.

There is no redemption before maturity.

Security provided for the bond issue:
Entity providing the security: ***Limited Liability Company Bassian invest***
Type of security: ***Surety***
Monetary value of the security, RUR ***600,000,000***
Additional material information on the issued securities:

The accrued coupon income on an outstanding bond before maturity. At any moment between the start of placement and maturity of the bond issue the accrued coupon income (ACI) is calculated as follows:

$ACI = Cj * Nom * (T - T(j\text{-}1))/ 365/ 100\ \%$

where:
Nom – the bond par value;
C j – coupon yield in percent of coupon number j as determined by the decision of the issuer's Board of Directors;
T(j -1) – starting date of the jth coupon period;
T – current date.
The accrued income is calculated with the accuracy of RUR0.01

Type, series (class), form and other identification features of securities:

Type of securities: ***bonds***

Series: ***1-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number of the securities issue: ***4-03-00194-A***

State registration date of the issue: ***October 11, 2002***

State registration date of the report on the results of the issue: ***January 14, 2003***

State authorities which performed the state registration of the issue and report on the results of the issue: ***FCSM of Russia***

Quantity of securities of the issue: ***11,397***

Face value of each piece of the issued securities: ***RUR500***

total value of the securities issue at par, RUR: ***5,698,500***

Rights granted by each of issued securities:

A bondholder is entitled

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed yield of 0.1% of the bond face value upon redemption;

3) in the event of the issuer liquidation to receive from it the bond nominal value and a fixed income of 0.1% of the bond nominal value, provided that

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***- the second priority is taken by settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

4) Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

5) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 20, 2002 through June 17, 2011***

Yield of the bonds of the issue:

as a percentage of the nominal value: ***A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.***

other value equivalent per bond, RUR: ***no***

other income and property rights attached to the issued bonds: ***Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.***

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia.

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***certificate of registration;***
- ***statement of record certifying accounting book entry confirming at least 6 bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia

Redemption period: ***June 17, 2010 until June 17, 2011.***

Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-off payment

Form of payment: cash, bank transfer

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: ***Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after start of placement.***

Terms and arrangements of the redemption: ***At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.***

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Collateral for the bond issue: *No*

Income on the bonds paid in the reporting quarter:

cash funds: *No*

Other valuable equivalent: ***no.***

Other property rights and/or other income: ***no.***

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***2-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-04-00194-A***

Date of state registration: ***25.06.2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***October 11, 2002***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***260***

Nominal value of each piece of the securities of the issue, RUR***1,000.***

Total value of the issue (at par), RUR ***260,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***260***

Restrictions on trading the bonds of this issue (if any): ***No restrictions.***

Market information on the issued bonds: ***No trading in the securities of the issue on securities markets.***

Period before maturity of the bond issue: ***from November 30, 2002 through July 17, 2011***

Rights granted by each of issued securities:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed yield of 0.1% of the bond face value upon redemption;

3) in the event of the issuer liquidation to receive from it the bond nominal value and a fixed income of 0.1% of the bond nominal value, provided that

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***- the second priority is taken by settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

4) Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

5) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new

bondholder.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Yield of the bonds of the issue:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

other value equivalent per bond, RUR: ***no***

Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia.

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***certificate of registration;***
- ***statement of record certifying accounting book entry confirming at least 5 bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia

Redemption period: ***From July 17, 2010 through July 17, 2011***

Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-off payment

Form of payment: cash, bank transfer

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: ***Redemption of the bonds before maturity is effected by the issuer during the whole period before maturity, but not earlier that 30 days from the placement.***

Terms and arrangements of the redemption: ***Upon redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.***

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Security provided for the bond issue: ***No security***

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the results

of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***3-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-05-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***5,396***

Nominal value of each piece of the securities of the issue, RUR ***500***

Total value of the issue (at par), RUR ***2,698,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***5,396***

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through June 17, 2011***

Rights granted by each of issued securities:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed yield of 0.1% of the bond face value upon redemption;

3) in the event of the issuer liquidation to receive from it the bond nominal value and a fixed income of 0.1% of the bond nominal value, provided that

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***- the second priority is taken by settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

4) Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

5) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Yield of the bonds of the issue:

as a percentage of the nominal value: ***A bondholder is entitled to receive the nominal value and a***

fixed income of 0.1% of the bond face value upon redemption.

other value equivalent per bond, RUR: ***no***

other income and property rights attached to the issued bonds: ***Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.***

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, Russia.

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or other document certifying ownership of residential premises in the town of Zheleznogorsk;***
- ***statement of record certifying accounting book entry confirming at least 6 (six) bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, Russia.

Redemption period: ***from June 17, 2010 through June 17, 2011***

Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-off payment

Form of payment: cash, bank transfer

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation

Redemption before maturity is possible as of: ***Redemption of the bonds before maturity is effected by the issuer during the whole period before maturity, but not earlier that 30 days from the placement.***

Terms and arrangements of the redemption: ***At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.***

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***4-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-06-00194-A***

Date of state registration: ***October 11, 2002***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***70***

Nominal value of each piece of the securities of the issue, RUR ***1,000***

Total value of the issue (at par), RUR ***70,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***70***

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through June 17, 2011***

Rights granted by each of issued securities

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed yield of 0.1% of the bond face value upon redemption;

3) in the event of the issuer liquidation to receive from it the bond nominal value and a fixed income of 0.1% of the bond nominal value, provided that

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is taken by settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

4) Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

5) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Yield of the bonds of the issue:

as a percentage of the nominal value: ***A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.***

other value equivalent per bond, RUR: ***no***

other income and property rights attached to the issued bonds:

Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, Russia.

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***certificate of registration;***
- ***statement of record certifying accounting book entry confirming at least 5 (five) bonds on the applicant's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, Russia.

Redemption period: ***from June 17, 2010 through June 17, 2011***

Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Upon redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-off payment

Form of payment: cash, bank transfer

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: ***Redemption of the bonds before maturity is effected by the issuer during the whole period before maturity, but not earlier that 30 days from the placement.***

Terms and arrangements of the redemption: ***Upon redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.***

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Security provided for the bond issue:

No security

The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***5-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-07-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***499***

Nominal value of each piece of the securities of the issue, RUR ***3,600***

Total value of the issue (at par), RUR ***1,796,400***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***498***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through February 22, 2012***

Rights granted by each of issued securities

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed yield of 0.1% of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision;

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is taken by settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Yield of the bonds of the issue:

as a percentage of the nominal value: ***A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.***

other value equivalent per bond, RUR: ***no***

other income and property rights attached to the issued bonds: ***Each owner of bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.***

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***certificate of registration;***
- ***statement of record certifying accounting book entry confirming some bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.
Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Redemption period: ***from February 22, 2011 through March 22, 2012***
Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than November 29, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
Upon redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.
Frequency of settlements with bond owners: one-off payment
Form of payment: cash, bank transfer
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.
Redemption before maturity is possible as of: ***Redemption of the bonds before maturity is effected by the issuer during the whole period before maturity, but not earlier that 30 days from the placement.***
Terms and arrangements of the redemption: ***Upon redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.***
Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia
Security provided for the bond issue:
No security
The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.
Type, series (class), form and other identification features of securities:
Type of securities: ***Bonds***
Series: ***6-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
State registration number: ***4-08-00194-A***
Date of state registration: ***October 11, 2002***
Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***499***

Nominal value of each piece of the securities of the issue, RUR ***1,500***

Total value of the issue (at par), RUR ***748,500***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***499***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***November 30, 2002 through April 18, 2007***

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Rights granted by each of issued securities:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed yield of 0.1% of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision;

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is taken by settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Yield of the bonds of the issue:

as a percentage of the nominal value: ***A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.***

other value equivalent per bond, RUR: ***no***

other income and property rights attached to the issued bonds: Each owner of bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***certificate of registration;***
- ***statement of record certifying accounting book entry confirming some bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Redemption period: ***from April 18, 2006 through April 18, 2007***

Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than January 18, 2006 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Upon redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-off payment

Form of payment: cash, bank transfer

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: ***Redemption of the bonds before maturity is effected by the issuer during the whole period before maturity, but not earlier that 7 days from state registration of the report on the results of securities issue.***

Terms and arrangements of the redemption: ***Bonds are redeemed before maturity in the following cases:***

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Upon redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Security provided for the bond issue:

No security

The date of the actual registration of the securities is November 30, 2002. The report on the results

of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***7-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-09-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***499***

Nominal value of each piece of the securities of the issue, RUR ***1,500***

Total value of the issue (at par), RUR ***748,500***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***499***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***November 30, 2002 through April 18, 2007***

Rights granted by each of issued securities:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed yield of 0.1% of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision;

4) Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

5) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTS market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is taken by settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***

- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Yield of the bonds of the issue:

as a percentage of the nominal value: ***A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.***

other value equivalent per bond, RUR: ***no***

other income and property rights attached to the issued bonds: ***Each owner of bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.***

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***certificate of registration;***
- ***statement of record certifying accounting book entry confirming some bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Redemption period: ***from April 18, 2006 through April 18, 2007***

Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than January 18, 2006 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Upon redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-off payment

Form of payment: cash, bank transfer

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia;***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: ***Redemption of the bonds before maturity is effected by the issuer during the whole period before maturity, but not earlier that 7 days from state registration of the report on the results of securities issue.***

Terms and arrangements of the redemption: ***Bonds are redeemed before maturity in the following cases:***

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical

possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Upon redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Security provided for the bond issue:

No security

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***8-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-10-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***500***

Nominal value of each piece of the securities of the issue, RUR ***1,500***

Total value of the issue (at par), RUR ***750,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***500***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Rights granted by each of issued securities.

A bondholder is entitled:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed yield of 0.1% of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision. The bondholder shall make payment with respect of the service rendered according to charges effective at the date of the service provision.

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTS market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation

commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is taken by settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Exercising rights granted by book-entry bonds of the Company shall be effective with respect to persons registered in the accounting system of the bondholders.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Yield of the bonds of the issue:

as a percentage of the nominal value: ***A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.***

other value equivalent per bond, RUR: ***no***

other income and property rights attached to the issued bonds: ***Each owner of bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.***

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***certificate of registration;***
- ***statement of record certifying accounting book entry confirming some bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Redemption period: ***from August 31, 2007 through August 31, 2008***

Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than August 31, 2007 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Upon redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-off payment

Form of payment: cash, bank transfer

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer, but not later than August 21, 2008:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***

- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: ***The first day after 7 days elapsed from the date of the state registration of the report on the results of the securities issue.***

Terms and arrangements of the redemption: ***Bonds are redeemed before maturity in the following cases:***

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Upon redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Security provided for the bond issue:

No security

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***9-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-11-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***50***

Nominal value of each piece of the securities of the issue, RUR ***1,500***

Total value of the issue (at par), RUR ***75,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***50***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through August 31, 2008***

Rights granted by each of issued securities:

A bondholder is entitled:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed yield of 0.1% of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision. The bondholder shall make payment with respect of the service rendered according to charges effective at the date of the service provision.

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is taken by settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Exercising rights granted by book-entry bonds of the Company shall be valid with respect to persons registered in the accounting system of the bondholders.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Yield of the bonds of the issue:

as a percentage of the nominal value: ***A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.***

other value equivalent per bond, RUR: ***no***

other income and property rights attached to the issued bonds: ***Each owner of bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.***

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***certificate of registration;***
- ***statement of record certifying accounting book entry confirming some bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.

Redemption period: ***from August 31, 2007 through August 31, 2008***

Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than August 31, 2007 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Upon redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer, but not later than August 21, 2008

Payments are effected in the order of receiving applications for redemption.

Frequency of settlements with bond owners: one-off payment

Form of payment: cash, bank transfer

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption before maturity is possible as of: ***The first day after 7 days elapsed from the date of the state registration of the report on the results of the securities issue.***

Terms and arrangements of the redemption: ***Bonds are redeemed before maturity in the following cases:***

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Upon redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Security provided for the bond issue:

No security

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***10-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-12-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***200***

Nominal value of each piece of the securities of the issue, RUR ***1,500***

Total value of the issue (at par), RUR ***300,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***200***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through August 31, 2008***

Rights granted by each of issued securities:

A bondholder is entitled:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed yield of 0.1% of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision. The bondholder shall make payment with respect of the service rendered according to charges effective at the date of the service provision.

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is taken by settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Exercising rights granted by book-entry bonds of the Company shall be effective with respect to persons registered in the accounting system of the bondholders.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Yield of the bonds of the issue:

as a percentage of the nominal value: A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

other value equivalent per bond, RUR: ***no***

other income and property rights attached to the issued bonds:

Each owner of bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or other document confirming ownership rights for a housing facility in Kursk;***
- ***statement of record certifying accounting book entry confirming some bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.
Contracts on telephone service provision are to be concluded at the following address: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.

Redemption period: ***from August 31, 2007 through August 31, 2008***

Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than August 31, 2007 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***

Upon redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer, but not later than August 21, 2008

Payments are effected in the order of receiving applications for redemption.

Frequency of settlements with bond owners: one-off payment

Form of payment: cash, bank transfer

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Redemption before maturity is possible as of: ***The first day after 7 days elapsed from the date of the state registration of the report on the results of the securities issue.***

Terms and arrangements of the redemption:

Bonds are redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Upon redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***11-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-13-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***500***

Nominal value of each piece of the securities of the issue, RUR ***1,500***

Total value of the issue (at par), RUR ***750,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***500***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through April 26, 2009***

Rights granted by each of issued securities.

A bondholder is entitled:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed yield of 0.1% of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision. The bondholder shall make payment with respect of the service rendered according to charges effective at the date of the service provision.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is taken by settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Exercising rights granted by book-entry bonds of the Company shall be valid with respect to persons registered in the accounting system of the bondholders.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Yield of the bonds of the issue:

as a percentage of the nominal value: ***A bondholder is entitled to receive from the issuer the nominal value and a fixed income of 0.2% of the bond face value upon redemption***

other value equivalent per bond, RUR: ***no***

other income and property rights attached to the issued bonds: ***Each owner of bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.***

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or other document confirming ownership rights for a housing facility in Kursk;***
- ***statement of record certifying accounting book entry confirming some bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia.

Redemption period: ***from October 26, 2008 through April 26, 2009***

Terms and arrangements of the redemption: ***A bond owner shall file a written request for redemption not earlier than October 26, 2008 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.***

Upon redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.2% of the nominal value per bond.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer, but not later than April 26, 2009.

Payments are effected in the order of receiving applications for redemption.

Frequency of settlements with bond owners: one-off payment

Form of payment: cash, bank transfer

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

There is no redemption before maturity.

Security provided for the bond issue:

No security

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***1-И***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-14-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***80,000***

Nominal value of each piece of the securities of the issue, RUR ***50***

Total value of the issue (at par), RUR ***4,000,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***22 674***

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through October 1, 2003***

Rights granted by each of issued securities.

A bondholder has a right to demand:
- to be paid the nominal value of the bonds within a year from maturity;
- payment of interest at 2 (two) % p.a. of the nominal value of the bonds upon expiry of each calendar year. The right to receive interest payment is granted to any bondholder registered in the register of holders of the bonds of the type in question as on January 1 of each year during the whole period before maturity.
A bondholder has the right:
- of bond redemption before maturity at par value in the currency of the Russian Federation subject to timely telephone set installation for him/her, but not before such installation takes place;
- to sell acquired bonds on the OTC market at market value before maturity;
- to assign bonds to other domicile (subject to technical availability to be determined by the Company) before installation of a telephone set;
- restoration of the lost copy of bond purchase agreement and contract for provision of an access to the local telephone network pursuant to relevant application;
- to receive in the event of the Company liquidation the bond nominal value and accrued interest as set out by the Civil Code of the Russian federation and after debts with respect to mandatory payments to budget and non-budget funds are repaid and taking into account the order of filing applications for redemption of bonds before maturity by their holders and other creditors in connection with other liabilities due to the Company liquidation.
A holder of a package of at least 32 bonds (for individuals) or at least 48 bonds (for legal entities) is entitled to have a telephone set installed bypassing the waiting list subject to a contract for provision of access to the local telephone network, and after the access is ensured at the premises, within time frame and according to terms and conditions specified by the bondholder in the said contract (subject to technical availability as determined by the Company).
Upon sale of bonds the contract for provision of access to the local telephone network shall be terminated.
The period before maturity is 5 (five) years from the placement start date to redemption upon maturity start.
Redemption period: during a year starting from redemption start date or before maturity (in the event a telephone set was installed), but not earlier than phone set installation date.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Yield of the bonds of the issue:

as a percentage of the nominal value: ***A bondholder has a right to demand:***
- to be paid the nominal value of the bonds within a year from maturity;

- payment of interest at 2 (two) % p.a. of the nominal value of the bonds upon expiry of each calendar year. The right to receive interest payment is granted to any bondholder registered in the register of holders of the bonds of the type in question as on January 1 of each year during the whole period before maturity.

other value equivalent per bond, RUR: ***no***

other income and property rights attached to the issued bonds:

A holder of a package of at least 32 bonds (for individuals) or at least 48 bonds (for legal entities) is entitled to have a telephone set installed bypassing the waiting list subject to a contract for provision of access to the local telephone network, and after the access is ensured at the premises, within time frame and according to terms and conditions specified by the bondholder in the said contract (subject to technical availability as determined by the Company).

Upon sale of bonds the contract for provision of access to the local telephone network shall be terminated.

Redemption period: ***from October 1, 2002 through October 1, 2003***

Terms and arrangements of the redemption: ***Bond redemption shall be effected at par in the currency of the Russian Federation upon installation of a telephone set or at any time during the redemption period:***
for individuals – subject to producing passport;
for legal entities - subject to duly executed application for bond redemption.

Redemption before maturity is possible as of: ***Bond redemption before maturity shall be effected by the issuer during the whole period before maturity but not before the registration of the report on the results of the bond issue.***

Terms and arrangements of the redemption: ***Bond redemption before maturity shall be effected upon conclusion of a contract on provision of local telephone service to the amount not exceeding the fee payable for provision of an access to the telephone network according to the waiting list.***

Security provided for the bond issue:

No security

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***2-И***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-15-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***400,000***

Nominal value of each piece of the securities of the issue, RUR ***50***

Total value of the issue (at par), RUR ***200,000,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***212 701***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through August 1, 2006***

Rights granted by each of issued securities.

A bondholder has a right to demand:
- to be paid the nominal value of the bonds within a year from maturity;
- payment of interest at 2 (two) % p.a. of the nominal value of the bonds upon expiry of each calendar year. The right to receive interest payment is granted to any bondholder registered in the register of holders of the bonds of the type in question as on January 1 of each year during the whole period before maturity.
A bondholder has the right:
- of bond redemption before maturity at par value in the currency of the Russian Federation subject to timely telephone set installation for him/her, but not before such installation takes place, to the amount not exceeding the installation fee for provision of an access to the local telephone network (installation of a terminal) effective at the installation date. The right may be exercised in the event that according the contract on provision of local telephone services being concluded a regular fee for provision of an access to the local telephone network according to the waiting list is payable. If the bondholder failed to exercise the right, i.e. paid the fee for provision of an access to the local telephone network in cash funds, the bonds owned by him/her shall remain in his/her possession be redeemed at maturity;
- to sell acquired bonds on the OTC market at market price before maturity;
- to assign bonds to other domicile (subject to technical availability to be determined by the Company) before installation of a telephone set;
- restoration of the lost copy of bond purchase agreement and contract for provision of an access to the local telephone network pursuant to relevant application;
- to receive in the event of the Company liquidation the bond nominal value and accrued interest as set out by the Civil Code of the Russian Federation and after debts with respect to mandatory payments to budget and non-budget funds are repaid and taking into account the order of filing applications for redemption of bonds before maturity by their holders and other creditors in connection with other liabilities due to the Company liquidation.
A holder of a bond package valued (at par) to the amount equal to the approved fee charged for provision of an access to the local telephone network effective at the date of conclusion of a contract for sale-purchase of telephone bonds is entitled to have a telephone set installed bypassing the waiting list subject to contribution of funds to finance network development ensuring provision of an access to the local telephone network off the waiting list to the amount, at the time, at the premises, within time frame and according to terms and conditions specified by the bondholder in the relevant contract (subject to technical availability as determined by the Company). Upon sale of bonds the contract for provision of an access to the local telephone network shall be terminated.
The period before maturity is 7 (five) years from the placement start date to redemption upon maturity start.
The redemption upon maturity period is one year from the redemption start day, or before maturity (subject to a telephone set installation), but not before the telephone set was installed.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue.

Yield of the bonds of the issue:

as a percentage of the nominal value: ***A bondholder has a right to demand:***
- to be paid the nominal value of the bonds within a year from maturity;
- payment of interest at 2 (two) % p.a. of the nominal value of the bonds upon expiry of each calendar year. The right to receive interest payment is granted to any bondholder registered in the register of holders of the bonds of the type in question as on January 1 of each year during the whole period before maturity.

other value equivalent per bond, RUR: ***no***

other income and property rights attached to the issued bonds: ***A holder of a bond package valued (at***

par) to the amount equal to the approved fee charged for provision of an access to the local telephone network effective at the date of conclusion of a contract for sale-purchase of telephone bonds is entitled to have a telephone set installed bypassing the waiting list subject to contribution of funds to finance network development ensuring provision of an access to the local telephone network off the waiting list to the amount, at the time, at the premises, within time frame and according to terms and conditions specified by the bondholder in the relevant contract (subject to technical availability as determined by the Company). Upon sale of bonds the contract for provision of an access to the local telephone network shall be terminated.

Redemption period: ***from August 1, 2005 through August 1, 2006.***

Terms and arrangements of the redemption: ***Bond redemption shall be effected at par in the currency of the Russian Federation upon installation of a telephone set or at any time during the redemption period:***

for individuals – subject to producing passport;

for legal entities - subject to duly executed application for bond redemption.

Redemption before maturity is possible as of: ***Bond redemption before maturity shall be effected by the issuer during the whole period before maturity but not before the registration of the report on the results of the bond issue.***

Terms and arrangements of the redemption: ***Bond redemption before maturity shall be effected upon conclusion of a contract on provision of local telephone service to the amount not exceeding the fee payable for provision of an access to the telephone network according to the waiting list.***

Security provided for the bond issue:

No security

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***3-И***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-16-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***350***

Nominal value of each piece of the securities of the issue, RUR ***6,000***

Total value of the issue (at par), RUR ***2,100,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue:. ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***349***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through August 31, 2007***

Rights granted by each of issued securities.

A bondholder is entitled:

- ***to receive from the issuer the bond face value upon redemption;***
- ***to receive a fixed yield of 0.1% of the bond face value upon redemption;***
- ***to have subject to technical availability an access to telephone network through one subscriber line at addresses in Pustosh-Bor and p/o #14 in Ivanovo. The bondholder shall make payment with respect of the service rendered pursuant to a contract according to charges effective at the date of the service provision.***

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***- the second priority is taken by settlements with respect of severance pays and labor remunerations employed under an employment contracts and authorship contracts;***
- ***third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Exercising rights granted by book-entry bonds of the Company shall be valid with respect to persons registered in the accounting system of the bondholders.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Yield of the bonds of the issue:

as a percentage of the nominal value: ***A bondholder is entitled:***

- ***to receive from the issuer the nominal value of the bonds upon redemption;***
- ***to receive a fixed income of 0.1% of the bond face value upon redemption***

other value equivalent per bond, RUR: ***no***

other income and property rights attached to the issued bonds: ***A bondholder is entitled to have subject to technical availability an access to telephone network through one subscriber line at addresses in Pustosh-Bor and p/o #14 in Ivanovo. The bondholder shall make payment with respect of the services rendered pursuant to a contract according to charges effective at the date of the service provision.***

Redemption period: ***As of the date of the redemption request filed by a bondholder with the issuer during the period from July 1, 2007 through 31, 2007 payments shall be effected within 30 days from filing the application for redemption by the bondholder.***

Terms and arrangements of the redemption: ***Not earlier than on July 1, 2002 a bondholder shall file a redemption request with the issuer.***

There is no redemption before maturity.

Security provided for the bond issue:

No security

Additional material information on the issued securities:

The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***4-И***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-17-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***69***

Nominal value of each piece of the securities of the issue, RUR ***4,000***

Total value of the issue (at par), RUR ***276,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***68***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through September 30, 2007***

Rights granted by each of issued securities

A bond grants the following rights:

- ***to receive from the Company the nominal value of the bonds upon redemption;***
- ***to receive a fixed income of 0.1% of the bond face value upon redemption***
- ***to have subject to technical availability an access to telephone network through one subscriber line at addresses in localities of the Ivanovo region, Kolyanovo, Zhukovo, or townhouse settlement Ignatovo-2. The bondholder shall make payment with respect of the service rendered pursuant to a contract according to charges effective at the date of the service provision.***

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***- the second priority is taken by settlements with respect of severance pays and labor remunerations employed under an employment contracts and authorship contracts;***
- ***third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Exercising rights granted by book-entry bonds of the Company shall be valid with respect to persons registered in the accounting system of the bondholders.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Yield of the bonds of the issue:

as a percentage of the nominal value: ***A bondholder is entitled:***

- ***to receive from the Company the nominal value of the bonds upon redemption;***
- ***to receive a fixed income of 0.1% of the bond face value upon redemption***

other value equivalent per bond, RUR: ***no***

other income and property rights attached to the issued bonds: ***Each bonds entitles to have subject to technical availability an access to telephone network through one subscriber line at addresses in localities of the Ivanovo region, Kolyanovo, Zhukovo, or townhouse settlement Ignatovo-2.***
Redemption period: ***from August 1, 2007 through September 30, 2007.***
Terms and arrangements of the redemption: ***Not earlier than July 1, 2007 a bondholder shall file a redemption request with the Company at the following addresses:***
#1 – 159 Lezhnevskaya Street
#2 – 13 Lenina Prospect
#4 – 102 Kukonkovykh Street
#16 – 3 B. Khmelnitskogo Street
#25 – 11 Ermaka Street
#43 – 6 Svetlaya Street.
There is no redemption before maturity
Security provided for the bond issue:
No security
Additional material information on the issued securities:
The date of the actual registration of the securities is November 30, 2002. The report on the results of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.
Information about the registrar

Type, series (class), form and other identification features of securities:
documented interest-bearing non-convertible bearer bonds
Series: ***03***
State registration number: ***4-18-00194-A***
Date of the issue state registration: ***01.08.2003***
State registration date of the report on the results of the issue: ***14.10.2003***
Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***
Quantity of securities of the issue: ***2,000,000***
Nominal value of each piece of the securities of the issue, RUR ***1,000***
Total value of the issue (at par), RUR ***2,000,000,000***
Mode of placement: ***public subscription***
Actual placement duration: ***from September 16, 2003 through September 17, 2003***
Current status of the issue: ***placement completed***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***2,000,000***
Rights granted by each piece of the issued securities
A bondholder is entitled to receive upon the bond redemption the nominal value of the bond as specified in item 57.4 of the Prospectus of the bond issue and item 4 of the Decision on the bond issue.
A bondholder is entitled to receive a fixed by the bond percentage of the bond nominal value (coupon), calculated as specified in item 57.11 of the Prospectus of the bond issue and item 8.3 of the Decision on the bond issue.
In the event of the issuer liquidation a bondholder is entitled to receive the nominal value of the bond in the priority order set out Article 64 of the Civil Code of the Russian Federation..
A bondholder is entitled to freely sell or otherwise dispose of his/her bonds..
A bondholder is entitled to exercise other rights granted by the law of the Russian Federation..
In the event that the issuer refuses to fulfill its obligations related to the bonds, holders or assigned holders of bonds are entitled to demand fulfillment of the obligations by the entity which provided collateral for the bond issue.
The entity which provided collateral for the bond issue is Limited Liability Company Bassian invest

Address: 4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia
Mailing address: 4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia
Taxpayer Identification Number (INN): 7710838686

Mandatory safe keeping of the bonds.

Mandatory central custody of the bonds of the issue

The depositary performing safekeeping:

Full name of the shareholder: ***Not-for-profit partnership National Depositary Center***

Abbreviated name: ***NDC***

Address: ***1/13 Sredni Kislovski Per., building 4, Moscow, 125009, Russia***

Mailing address: ***1/13 Sredni Kislovski Per., building 4, Moscow, 125009, Russia***

INN: ***7706131216***

Telephone: ***(+7 095) 956-27-89, 956-27-90***

License No: ***177-03431-000100***

Date of issue: ***December 4, 2000***

Valid till: ***no expiry limit***

License issuing authority: ***FCSM of Russia***

Bonds are issued in a documented form by execution of a bond certificate for the whole issue to be kept centrally at Not-for-profit partnership National Depositary Center ("NDC") and not to be handed over to bondholders. Records of transactions involving the bonds are entered by Not-for-profit partnership National Depositary Center centrally keeping the bond certificate, and by depositaries in the capacity of a depositor with respect to the Center (collectively "the depositaries"). Rights related to bonds kept and/or recorded by the depositaries are deemed transferred as of the moment of entering by depositaries of a relevant record on the customer's deposit account.
Upon the bond redemption bond certificates are withdrawn from custody and cancelled.

Depositary must conduct transactions involving he customers' securities only upon an order of these customers or duly authorized representatives thereof, including account trustees, and in timelines set out by the deposit agreement, concluded by and between the bondholder and NDC or other depositary – depositor of NDC ("the deposit agreement"). A depositary shall make records on the customer depo account only subject to availability of documents serving as a legal basis for making such entries according to applicable effective legislation, other regulations and statutes. A basis for making records an a customer's depo account is provided by:
- the order of customer or duly authorized by him person, including account trustee, meeting the requirements stated in the deposit agreement;
in the event of transfer of ownership rights for securities resulting not from civil legal deals – documents confirming the transfer of ownership rights fore the securities in accordance with applicable law and other regulatory legal acts.
Depositaries shall register any lien of a customer's securities by pledge and other third party rights as provided for in the deposit agreement and Russian Law.
The rights on the securities kept by and/or being accounted for in a depositary are deemed transferred as of the moment of making the relevant record on the customer's depo account. Nevertheless, if the relevant record is missing from the customer's depo account the affected person is not deprived of the possibility to prove his/her rights for the securities in question based on other evidence.
In order to exercise a customer's rights for his/her securities the depositary shall:
undertake all measures as provided for by Federal Laws and other legal acts to protect rights of a bona fide purchaser on the owned by him securities and to prevent any seizure of securities owned by a bona fide purchaser.
To ensure transfer upon a customer's order and pursuant to the deposit agreement of securities to depo accounts specified by the customer both with the depositary in question and other depositary.

Upon cancellation of the bonds of the issue by the issuer the Depositary shall:
- write off the bonds from depo accounts;
- remove the bond certificate from custody and cancel it.

terms and conditions of redemption of the issued securities

Redemption payments of the issued bonds are made by remittance in Russian Roubles.

Terms and conditions of redemption of the issued bonds including redemption period.

Bond redemption shall be executed by a payment agent upon the issuer's order ("the payment agent"), the functions being performed by:

Joint-Stock Commercial Bank Moscow Business World (Moskovski Delovoy Mir) (Public Joint-Stock Company),
abbreviated corporate name of the organization: MDM-Bank LLC
address: 33 Kotelnicheskaya Embankment, building 1, Moscow, 115172, Russia
mailing address: 33 Kotelnicheskaya Embankment, building 1, Moscow, 115172, Russia

The issuer is entitled to appoint additional payment agents and cancel such appointments of agents. An official announcement of the said appointments shall be published by the issuer at least 10 (ten) business days before such appointments or cancellations take effect in the dailies Vedomosti and/or Izvestiya.

If the redemption day falls on a holiday no matter whether a public holiday or no-business day for settlement transactions the payment of the due amount shall be effected on the first business day following the holiday. A bond owner shall be not entitled to claim interest accrued or any other compensation for such delayed payment.

Bonds are redeemed at par.

Redemption and income payments on the bonds are made in the local currency of the Russian Federation by bank transfer in favor of the bonds owners

It is presumed that nominal holders – depositors of NDC are authorized to receive bond redemption amounts. An NDC depositor and/or other person not authorized by its customers to receive bond redemption amounts not later than on the 3 (third) business before the date set for bond redemption shall submit to NDC a list of bond owners containing all necessary details as specified in the List of holders and/or nominal holders of the Bonds.

Bond redemption is effected in favor of bond owners who are owners as on the end of NDC business transacting day preceding the 6 (sixth) business day before the bond redemption date (bondholders record date).

Performance of the obligations toward a bond owner listed in the list of owners and/or nominal holders of bonds is deemed appropriate, including the situation where bonds were reassigned (alienated) after the bondholders record date.

Not later than on the 2 (second) business day before the bond redemption date NDC Depositary shall provide the Issuer and/or its payment agent a list of the bonds owners and/or nominal holders as finalized on the bond owners and/or holders record date. The list shall contain the following data:

a) ***the full name of the person authorized to receive bond redemption amounts. If bonds are assigned by the owner to a nominal holder, and the latter is authorized to receive bond redemption amounts, the nominal holder's full name shall be listed.***
   If bonds were not assigned to a nominal holder and/or the nominal holders is not authorized by the bond owner to receive bond redemption amounts, the bond owner's full name shall be listed (name-surname in the case of an individual);
b) ***number of bonds as stated on the owner's depo account or inter-depositary account of the nominal bondholder authorized to receive bond redemption amounts;***
c) ***the location and postal address of the person authorized to receive bond redemption amounts;***
d) ***the bank details of the person authorized to receive bond redemption amounts:***
   - ***account number;***
   - ***the name of the bank with which the account is opened;***
   - ***the holder's individual taxpayer number;***
   - ***correspondent bank account number;***

- *bank identification number of the holder's bank.*

e) Taxpayer Identification Number of the person authorized to receive bond redemption amounts;

f) tax status of the person the person authorized to receive bond redemption amounts (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Bond owners, their duly authorized persons, including NDC depositors are responsible for timely and accurate provision of bank details to NDC. If the information is not available or provided to NDC after time, such obligations are performed toward the person who filed the request to perform the obligation and recognized as a bond owner as on the date of filing the request. The issuer shall perform obligations under the bond issue based on NDC data.

Not later than on the 2 (second) business day before bond redemption the Issuer shall remit the necessary amounts to the payment agent. Based on the list of bond owners and/or nominal holders, provided by NDC, the payment agent calculates the amounts payable to each person listed in the list of bond owners and/or nominal holders.

At the bond redemption date the payment agent shall remit as required the necessary funds into accounts of persons authorized to receive bond redemption amounts listed in the list of bond owners and/or nominal holders.

In the event that one person is authorized to receive bond redemption amounts by several bond owners the person in question shall receive the total amount without breakdown on each of the authorizing bondholders.

The redemption period of the issued bonds:

The start date:

The 1095th(one thousand and ninety fifth) day as of the bond placement start date.

The end date:

The start and end of the bond redemption period coincide.

Calculation of income payable on each bond.

Coupon (interest) period		*Coupon (interest) amount*
Start date	*End date*	

1. Coupon. 1 First coupon interest rate is set an auction among potential buyers of bonds on the first day of the initial bond placement. On the auction day setting the first coupon interest rate Members of the section shall file application using MICEX trading system both on behalf and at the expense of themselves and their customers. The time for filing applications at auction for setting interest rate of the first coupon attached to the bonds shall be decided on by MICEX upon agreement with the issuer and the underwriters. Applications for buying bonds by members of the section shall be filed with one of the underwriters, specifying the following material items:

a.1) Purchase price - 100 % of the nominal value;

a.2) Quantity of bonds that the potential buyer be prepared to purchase should the Issuer set he first coupon interest rate higher or equal to the rate indicated in the application as an acceptable interest rate.

a.3) An acceptable for the investor the first coupon interest rate. By "the acceptable interest rate" is meant the rate if declared by the issuer would make the potential buyer willing to purchase the number of bonds identified in the application at par. The value of the acceptable interest rate should be indicated per annum with accuracy of one hundredth of a percent.

Funds shall be allocated to ensure full payment of the bonds as specified in the application, taking into account MICEX commissions.

Application non-compliant with one of the requirements of items a.1-a.3, and those failing to allocate sufficient funds will not be admitted for participation in the auction for setting the interest rate.

Upon expiry of the period for filing application for the auction to set the first coupon interest rate MICEX shall compile the list of entered applications, filed with each underwriter, and submit them to the issuer and underwriters. The latter based on the lists of applications submitted by MICEX compile the final consolidated list of applications.

Based on the review of the consolidated list of the applications filed for the auction the issuer make a

decision on the value of the first coupon interest rate and advice of it the underwriters and MICEX.

Underwriters publish notice of the first coupon interest rate through MICEX trading system by e-mailing all section members.

Start date of the first coupon period is the bond placement start date	*The first coupon period end date is 183rd (one hundred and eighty third) day from the bond placement start date*	*Amount payable on the first coupon per bond is expressed by the following formula:* *K(1)= C(1) * N * (T(1) - T(0))/ 365/ 100 %,* *where* *K(1) – amount payable on the second coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(1) – the second coupon interest rate, % p.a.;* *T(0) – the first coupon period start date;* *T(1) – the first coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

2. Coupon: 2 Interest rate of the second coupon is equal to the first coupon interest rate.

The second coupon period start date is the 183rd (one hundred and eighty third) day from the bond placement start date.	*The second coupon period end date is the 366th (three hundred and sixty sixth) day from the bond placement start date.*	*Amount payable on the second coupon per bond is expressed by the following formula:* *K(2)= C(2) * N * (T(2) - T(1))/ 365/ 100 %,* *where* *K(2) - amount payable on the second coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(2) - the second coupon interest rate, % p.a.;* *T(1) –the second coupon period start date;* *T(2) – the second coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

3. Coupon: 3 Interest rate of the third coupon is equal to the first coupon interest rate.

The third coupon period start date is the 366th (three hundred and sixty sixth) day from the bond placement start date.	*The third coupon period end date is 549th (five hundred and forty ninth day) day from the bond placement start date.*	*Amount payable on the third coupon per bond is expressed by the following formula:* *K(3)= C(3) * N * (T(3) - T(2))/ 365/ 100 %,* *where* *K(3) - amount payable on the third coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(3) - the third coupon interest rate, % p.a.;* *T(2) – the third coupon period start date;* *T(3) – the third coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

4. Coupon: 4 Interest rate of the fourth coupon is equal to the first coupon interest rate.

The fourth coupon period start date is the 549th (five hundred and forty ninth day) day from the bond placement start date.	*The fourth coupon period end date is the 731st (seven hundred and thirty first) day from the bond placement start date.*	*Amount payable on the fourth coupon per bond is expressed by the following formula:* $K(4)= C(4) * N * (T(4) - T(3))/ 365/ 100 \%$, *where* *K(4) - amount payable on the fourth coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(4) - the fourth coupon interest rate, % p.a.;* *T(3) – the fourth coupon period start date;* *T(4) – the fourth coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

5. Coupon: 5 Interest rate of the fifth coupon is equal to the first coupon interest rate.

The fifth coupon period start date is the 731st (seven hundred and thirty first) day from the bond placement start date.	*The fifth coupon period end date is the 913th (nine hundred and thirteenth) day from the bond placement start date.*	*Amount payable on the fifth coupon per bond is expressed by the following formula:* $K(5)= C(5) * N * (T(5) - T(4))/ 365/ 100 \%$, *where* *K(5) - amount payable on the fifth coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(5) - the fifth coupon interest rate, % p.a.;* *T(4) – the fifth coupon period start date;* *T(5) – the fifth coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

6. Coupon: 6 Interest rate of the sixth coupon is equal to the first coupon interest rate.

The sixth coupon period start date is the 913th (nine hundred and thirteenth) day from the bond placement start date.	*The sixth coupon period end date is 1095th (one thousand and ninety fifth) day from the bond placement start date.*	*Amount payable on the sixth coupon per bond is expressed by the following formula:* $K(6)= C(6) * N * (T(6) - T(5))/ 365/ 100 \%$, *where* *K(6) - amount payable on the sixth coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(6) - the sixth coupon interest rate, % p.a.;* *T(5) – the sixth coupon period start date;* *T(6) – the sixth coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

The coupon interest rate is determined at the auction on the placement day to equal to 12.35% p.a. and remains the same for all subsequent coupons. The procedure to determine the coupon interest rate is

described above according to item 8.3 of the Decision on the bond issue.

Terms and conditions of making payments of the income on bonds, including time and procedure of making coupon payments for each coupon.

Coupon (interest accrual) period		*Payment date of the coupon (interest)*	*Record date (finalizing the list of bond owners entitled to be paid the coupon (interest)).*
Start date	*End date*		
1. Coupon: 1			
Start date of the first coupon period is the bond placement start date	*The first coupon period end date is 183rd (one hundred and eighty third) day from the bond placement start date*	*The first coupon payment date is 183rd (one hundred and eighty third) day from the bond placement start date If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*

Payment procedure for coupon (interest) payments:

Income payments due on the bonds of the issue on all coupons are made in the currency of the Russian Federation by remittances to NDC depositors. A bond owner who is not an NDC depositor, is entitled to authorize a bond owner – NDC depositor to receive amounts payable in the respect of bond income. Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bondholders). Performance of the obligations toward a bond owner listed in the list of bond owners is deemed appropriate, including the situation where bonds were reassigned (alienated) after the bond owners record date.

Not later than 3 (three) business days before the bond income payment date NDC shall provide the Issuer and/or its payment agent a list of the bondholders as finalized on the bondholders record date. The list shall contain the following data:

a) *the full name of the bondholder;*
b) *number of bonds as stated on the depo accounts of the relevant bondholder;*
c) *the location and postal address of the bondholder;*
g) *the bank details of the bondholder:*
- *account number of the bondholder;*
- *the name of the bank with which the account is opened;*
- *the holder's Individual Taxpayer Number (INN);*
- *correspondent bank account number;*
- *bank identification number of the holder's bank.*

h) *tax status of the NDC depositor (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)*

A bondholder is responsible for timely and accurate provision of bank details to NDC. If the information is not available or provided to NDC after time, such obligations are performed toward the person who filed the request to perform the obligation and recognized as a bond owner as on the date of filing the request. The issuer shall perform obligations under the bond issue based on NDC data.

Not later than 2 (two) days before bond income payment date the Issuer shall remit the necessary amounts to the payment agent.

Based on the list of bondholders, provided by NDC, the payment agent calculates the amounts payable to each bondholder authorized to receive bond income payments.

On the bond income payment day the payment agent shall remit as required the necessary funds into accounts of bondholders in favor of the bond owners.

In the event that one person is authorized to receive bond income payments by several bond owners the person in question shall receive the total amount without breakdown on each of the authorizing bondholders.

If the redemption day is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.

2. Coupon: 2

The second coupon period start date is the 183rd (one hundred and eighty third) day from the bond placement start date.	*The second coupon period end date is the 366th (three hundred and sixty sixth) day from the bond placement start date.*	*The second coupon payment date is the 366th (three hundred and sixty sixth) day from the bond placement start date. If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The*

			last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.

Coupon (interest) payment procedure:
Payments of bond coupon on the second coupon is the same as for the first coupon payment as described above.

3. Coupon: 3

The third coupon period start date is the 366th (three hundred and sixty sixth) day from the bond placement start date.	The third coupon period end date is 549th (five hundred and forty ninth day) day from the bond placement start date.	The third coupon payment date is 549th (five hundred and forty ninth day) day from the bond placement start date. If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment	- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.

Coupon (interest) payment procedure:
Payments of bond coupon on the third coupon is the same as for the first coupon payment as described above.

4. Coupon: 4

The fourth coupon period start date is the 549th (five hundred and forty ninth day) day from the bond placement start date.	The fourth coupon period end date is the 731st (seven hundred and thirty first) day from the bond placement start date.	The fourth coupon payment date is the 731st (seven hundred and thirty first) day from the bond placement start date. If the coupon	- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day,

		payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.	*preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*
Coupon (interest) payment procedure: *Payments of bond coupon on the fourth coupon is the same as for the first coupon payment as described above.*			

5. Coupon: 5

The fifth coupon period start date is the 731st (seven hundred and thirty first) day from the bond placement start date.	*The fifth coupon period end date is the 913th (nine hundred and thirteenth) day from the bond placement start date.*	*The fifth coupon payment date is the 913th (nine hundred and thirteenth) day from the bond placement start date* *If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to*

			finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.
Coupon (interest) payment procedure: ***Payments of bond coupon on the fifth coupon is the same as for the first coupon payment as described above.***			

6. Coupon: 6

The sixth coupon period start date is the 913th (nine hundred and thirteenth) day from the bond placement start date.	***The sixth coupon period end date is the 1095th (one thousand and ninety fifth) day from the bond placement start date.***	***The sixth coupon payment date is the 1095th (one thousand and ninety fifth) day from the bond placement start date.*** ***If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment***	***- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.***
Coupon (interest) payment procedure: ***Payments of bond coupon on the sixth coupon is the same as for the first coupon payment as described above.***			

Payments of coupon (interest) are effected by the issuer through its payment agent.

Full name: ***Joint-Stock Commercial Bank Moscow Business World (Public Joint-Stock Company***

Abbreviated name: ***JSC MDM-Bank***

Address: ***33 Kotelnicheskaya Embank., building 1, Moscow, 115172, Russia.***

Mailing address: ***33 Kotelnicheskaya Embank., building 1, Moscow, 115172, Russia.***

Duties and functions of the payment agent:

The payment agent undertakes:

- to make payments of funds on behalf, at the expense of and as instructed by the issuer to persons authorized to receive amounts payable with respect of redemption and coupon – to bond owners and/or assigned bondholders in the amounts, at the due dates and according to a procedure set out

in the Decision on the bond issue and Bond Issue Prospectus. Disbursement of funds by the payment agent shall be accomplished only subject to remittance by the issuer of amounts sufficient for making such disbursement into the issuer's account opened with the payment agent..
- calculate amounts payable to each person authorized to receives payments of redemption sums and coupons as set out in the Decision on the bond issue and Bond Issue Prospectus
- to provide to the issuer reports in writing on the disbursed funds as required and in timeframe specified by a contract concluded by the issuer and the payment agent;
- to provide to bond owners and assigned holders of bonds information about amounts, timeline and terms of the bond redemption;
- at the issuer's request to provide information received by the payment agent from the depositary in connection with performance of the payment agent's duties under the bond issue;

- to keep confidential information received by the payment agent in connection with performance of its duties unless the information is in public domain or shall be divulged according to legal acts of the Russian Federation.

Redemption before maturity and its terms and conditions

There is no redemption before maturity

Actions to be undertaken by bond owners in the event of the issuer default on the obligations under the bond issue and disclosure of information regarding the default or undue performance of obligations to redeem bonds and pay income on bonds.
Pursuant to articles 810 and 811 of the Civil Code of the Russian Federation the issuer shall repay to bond owners on the bond redemption the nominal value of bonds and pay out coupon on the bonds at the time and as required by the terms and conditions of the decision on the bond issue and Bond Issue Prospectus.
In the event that the issuer defaults on the obligations under the bond issue the bond owners may file a lawsuit with a court (arbitration) against the issuer demanding to redeem bonds and pay bond income as required, and also to make payment of interest for delayed redemption according to Articles 395 and 811 of the Civil Code of the Russian Federation.

In the event that the issuer defaults on the obligations under the bond issue toward bond owners and/or assigned bondholders they are entitled to apply to the person who provided collateral for the bond issue.
The entity which provided collateral for the bond issue is Limited Liability Company Bassian invest
Address: 4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia
Mailing address: 4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia
Taxpayer Identification Number (INN): 7710838686

In the event of the issuer default or inadequate performance of bond redemption and income payment obligations the issuer shall publish a notice in the Supplement to FCSM Herald, Russian daily Vedomosti and/or Izvestia of the default or inadequate performance of its obligations toward bond owners including:

- ***volume of non-performed obligations;***
- ***the cause of non-performance;***
- ***a list of actions that can be undertaken by bond owners to satisfy their requests.***

The entity which provided a collateral for the bond issue:

Full name of the entity: ***Limited Liability Company Bassian invest***

Abbreviated name: ***Bassian invest LLC***

INN: ***7710838686***

Address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

Mailing address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

Type of collateral (method of providing the collateral):
surety
Collateral value, RUR:***2,000,000,000 plus accrued interest***

8.3.3 Information on securities issues under which the issuer failed to perform its obligations (default)

No such issues of securities.

8.4 Information on entity (entities) which provided a collateral for the bond issue

Documentary interest-bearing bearer bonds series 01

The entity which provided a collateral for documented interest bearing bearer bonds series 01:
Full name of the shareholder: ***Limited Liability Company PTO Stroytransservice***
Abbreviated name: ***Stroytransservice LLC***
INN: ***7710352289***
Address: ***42 Bolshaya Gruzinskaya Street, Moscow, 123056, Russia***
Mailing address: ***42 Bolshaya Gruzinskaya Street, Moscow, 123056, Russia***

The entity which provided a collateral for documented non-convertible interest bearing bearer bonds series 02:
Full name of the shareholder: ***Limited Liability Company Bassian invest***
Abbreviated name: ***Bassian invest LLC***
INN: ***7710838686***
Address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***
Mailing address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

The entity which provided a collateral for documented non-convertible interest bearing bearer bonds series 03:
Full name of the shareholder: ***Limited Liability Company Bassian invest***
Abbreviated name: ***Bassian invest LLC***
INN: ***7710838686***
Address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***
Mailing address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

8.5 Terms and conditions of the collateral to ensure performance of obligations under the bond issue

Documentary interest-bearing bearer bonds series 01
Type of collateral (method of providing the collateral):
Surety
Collateral value, RUR: ***600,000,000 plus accrued interest***

Terms of exercising and enforcement of bond owners' rights under the provided securities:
Limited Liability Company PTO Stroytransservice is liable to owners for the performance by the issuer of all obligations to redeem the bonds at par to the total amount of RUR600,000,000 (six hundred million), and payment of accrued interest in the amount determined according to the decision on the bond issue and bond issue prospectus;

The surety undertakes to fulfill for the issuer the latter's obligations only after it was established that the issuer is unable to meet its obligations toward the bond owners. The fact of the issuer's non-performance of its obligations toward the bond owners shall be deemed established in the following cases:
1. the issuer failed to pay or paid partially coupon income as a percentage of the bond nominal value to bond owners at the time set out in decision on the bond issue and bond issue prospectus;
2. the issuer failed to pay or paid partially the nominal value of bonds on the redemption to the bond owners at the time set out in decision on the bond issue and bond issue prospectus.

Should the fact of the issuer default be established the surety undertakes within 2 days from the date when the default was established as a fact to meet the issuer's obligations to pay the bond nominal value and coupon to all bond owners. The time frame and procedure of making payments are identical to the same set out for the issuer as described in decision on the bond issue and bond issue prospectus.

The issuer's net assets at the date of the collateral provision, RUR***2,552,311.00 thousand***

The surety's net assets at the date of the collateral provision, RUR***26.00 thousand***

Documented non-convertible interest bearing bearer bonds series 002:

Type of collateral (method of providing the collateral):

Surety

Collateral value, RUR: ***600,000,000 plus accrued interest***

Terms of exercising and enforcement of bond owners' rights under the provided securities:

Agreement # 611/02 – DO of April 30, 2002 on provision of a collateral for Joint-Stock Central Telecommunication Company for the purposes of a bond issue concluded between the issuer and Bassian invest LLC stipulates that the said Agreement shall be an offer and open for third parties- bond owners to join by way of bond acquisition. Third parties gain the rights to demand from Bassian invest LLC to fulfill its obligations under the Agreement as of the moment of their acquisition of bonds which are covered by the said Agreement concluded to provide a collateral for the issuer's obligations under the bond issue. Disposal of bonds by their owners signifies the waiver of the rights to hold Bassian invest LLC liable as provided in the said Agreement. Transfer of the rights for bonds to the new bond buyer means gaining by him the rights of a bond owner under the Agreement to the same extent and volume and on the same terms and conditions as were effective at the moment of the transfer of the rights on bonds.

Acquisition of bonds signifies conclusion of contract by the bond buyer under which the collateral for the bond issue was provided. Transfer of the rights for bonds to the bond buyer means gaining by him the rights of a bond owner under the contract to the same extent and volume and on the same terms and conditions as were effective at the moment of the transfer of the rights on bonds.

Bassian invest LLC undertakes to meet for the issuer its obligations toward the bond owners only after it was established that the issuer is unable to meet its obligations to the bond owners.

Bassian invest LLC undertakes to perform the issuer's obligations to the bond owners entitled to demand from the surety performance of its obligations according to the concluded Agreement subject to simultaneous fulfillment of the two following conditions:

- *the issuer failed to pay or paid partially coupon income as a percentage of the bond nominal value to bond owners at the time set out in decision on the bond issue and bond issue prospectus;*
- *the issuer failed to pay or paid partially the nominal value of bonds on the redemption to the bond owners at the time set out in decision on the bond issue and bond issue prospectus;*

Simultaneous existence of these two conditions constitutes an instance of default of the issuer on its obligations toward owners.

Should the fact of the issuer default be established Bassian invest LLC undertakes within 2 days from the date when the default was established as a fact to meet the issuer's obligations to pay the bond nominal value and coupon to all bond owners.

The time frame and procedure of performance by Bassian invest LLC of the issuer's obligations toward the bond owners are identical to the same set out for the issuer as described in decision on the bond issue and bond issue prospectus.

The issuer's net assets at the date of the collateral provision, RUR***2,627,290.00 thousand***

The surety's net assets at the date of the collateral provision, RUR***745.00 thousand***

Documented non-convertible interest bearing bearer bonds series 003:

Type of collateral (method of providing the collateral):

Surety

Collateral value, RUR: ***2,000,000,000 plus accrued interest***

Terms of exercising and enforcement of bond owners' rights under the provided securities:

Acquisition of bonds signifies conclusion of contract by the bond buyer under which the collateral for the bond issue was provided. Transfer of the rights for bonds to the bond buyer means gaining by

him the rights of a bond owner under the contract to the same extent and volume and on the same terms and conditions as were effective at the moment of the transfer of the rights on bonds. The written form of the contract is deemed executed.

Bassian invest LLC undertakes to meet for the issuer its obligations toward the bond owners only after it was established that the issuer is unable to meet its obligations to the bond owners.

Bassian invest LLC undertakes to perform the issuer's obligations to the bond owners entitled to demand from the surety performance of its obligations according to the concluded Agreement subject to simultaneous fulfillment of the two following conditions:

- ***the issuer failed to pay or paid partially coupon income as a percentage of the bond nominal value to bond owners at the time set out in decision on the bond issue and bond issue prospectus;***
- ***the issuer failed to pay or paid partially the nominal value of bonds on the redemption to the bond owners at the time set out in decision on the bond issue and bond issue prospectus;***

Simultaneous existence of these two conditions constitutes an instance of default of the issuer on its obligations toward owners.

Should these circumstances occur the surety will perform the issuer's obligations pursuant to the following arrangements:

A bond owner or a person duly authorized by him is entitled to file a request in writing with the surety for performance of the issuer's obligations ("the request"). The request should contain:

- ***the bondholder's full name, and if bonds are assigned for nominal holding and the assigned holder is authorized to receive payments due to the bond owner under the bond issue, the full name of the nominal holder;***
- ***the number of bonds owned by the bond owner;***
- ***domicile and actual address, contact numbers of the person authorized to receive payments due to the bond owner under the bond issue;***
- ***tax status of the bond owner (resident, non-resident conducting activities in the Russian Federation through a permanent representative office, non-resident receiving income not linked to the permanent representative office, natural persons – tax residents of the Russian Federation, natural persons actually residing in the territory of the Russian Federation at least 183 days a year, a foreigner, stateless citizen);***
- ***bank details (account name/number, etc.) of the person authorized to receive funds due to the bond owner under the bond issue;***

The following documents shall be attached to the request:

- ***documents confirming the bond owner's rights on the number of bonds stated in the request (statement of the bond owner's depo account or other similar statement);***
- ***a document certifying the authorized person's power to sign the request on behalf the bond owner;***
- ***documents confirming default or inadequate performance by the issuer of its obligations.***

The request shall be signed by the bond owner or by his/her authorized person. If the bond owner or its authorized person is a legal entity – resident, the request shall be signed by the chief executive and chief accountant of the relevant legal entity, and stamped with its seal. If the bond owner or its authorized person is a legal entity – non-resident, the request shall be signed by the chief executive of the relevant legal entity, and stamped with the legal entity's seal, or signed by the authorized person of such legal entity.

The said request shall be filed with the Surety not later than 6 (six) months as of the due date of performance by the issuer of its obligations (the last date of the period assigned for performance)

Within 1 (one) month following the day of filing the request the Surety shall pay out to the relevant bond owner or its nominal (assigned) holder authorized to receive funds due to the bond owner under the bond issue, the total nominal value of bonds owned by such owner and/or payable interest (coupon) on such bonds.

The issuer's net assets at the date of the collateral provision, ***RUR 15,049,625.00 thousand***
The surety's net assets at the date of the collateral provision, ***RUR 1,579.00 thousand***

8.6 Information on the organizations keeping records of rights on the securities issued by the issuer

Registrar:
Entity's name: ***Private Joint-Stock Company Registrator-Svyaz***
Abbreviated name: ***Private JSC Registrator-Svyaz***
Address: ***15 A Kalanchevskaya Street, subscriber box 45, Moscow, 107078, Russia***
Mailing address: ***15 A Kalanchevskaya Street, subscriber box 45, Moscow, 107078, Russia***
Telephone: ***(+7 095) 933-42-21*** Fax: ***(+7 095) 933-42-21***
e-mail: ***regsw@asvt.ru***

License:
License No: ***10-000-1-00258***
Date of issue: ***1.10.2002***
Valid till: ***not stated***
License issuing body: ***Federal Commission on Securities Market***

The named registrar has kept the register of registered securities of the issuer as of: ***May 3, 2000***

The depositary has in central custody the following securities:

1. Certificate of documented interest bearing non-convertible bearer bonds series 01, mandatory centrally kept. State registration number of the issue # 4-01-00194-A of October 17, 2001, total quantity of the issued bonds 600,000 (six hundred thousand) bonds, nominal value per bond RUR1,000 (one thousand), total value of the issue: RUR600,000,000
2. Certificate of documented interest bearing non-convertible bearer bonds series 02, mandatory centrally kept. State registration number of the issue # 4-02-00194-A of June 25, 2002, total quantity of the issued bonds: 600,000 bonds, nominal value per bond RUR1,000 (one thousand), total value of the issue: RUR600,000,000
3. Certificate of documented interest bearing non-convertible bearer bonds series 03, mandatory centrally kept.. State registration number of the issue # 4-18-00194-A of August 1, 2003, total quantity of the issued bonds: 2,000,000 bonds, nominal value per bond RUR1,000 (one thousand), total value of the issue: RUR 2,000,000,000

The depositary performing safekeeping of the securities issued by the issuer:
Entity's name: ***Not-for-profit partnership National Depositary Center***
Abbreviated name: **NP NDC**
Address: ***11 Bolshoy Kislovski Per., Moscow, Russia***
Mailing address: ***1/13 Sredni Kislovski Per., Moscow, 103009, Russia***
Telephone: ***(+7 095) 956-27-89,956-27-90*** Fax: ***(+7 095)956-0938***
e-mail: ***void***

License:
License No: ***177-03431-000100***
Date of issue: ***December 4, 2000***
Valid till: ***not stated***
License issuing body: ***FCSM of Russia***
Operation started on: ***12.11.2001***

8.7 Information on legal acts regulating import-export of capital that may affect payment of dividend, interest and other funds to non-residents.

RF law On currency regulation and control of October 9, 1992 # 3615-1 (in the wording of Federal laws of December 29, 1998 N 192-FZ, of July 05, 1999 N 128-FZ, of May 31, 2001 N 72-FZ, of August 08, 2001 N 130-FZ, of December 30, 2001 N 196-FZ, of December 31, 2002 N 187-FZ, December 31, 2002 N 192-FZ, of February 27, 2003 N 28-FZ, of July 07, 2003 N 116-FZ as amended by the Constitutional Court of RF on March 04, 1999 N 50-O), Federal Law On foreign investments in the Russian Federation of July 9, 1999 # 160-FZ (in he wording of Federal Law of March 21, 2002 N 31-FZ, of July 25, 2002 N 117-FZ), Federal Law On the investing activities in the Russian Federation in the form of foreign capital expenditures of February 25, 1999 # 39-FZ (in the wording of Federal Law of January 02, 2000 N 22-FZ), international treaties of the Russian Federation on preventing double taxation.

8.8 Taxation of income incurred on placed and to be placed issued securities

Taxation of income received from participation in the organization in the form of dividends

Taxation of income incurred from participation in an organization in the form of dividends follows stipulations of the effective legislation. According to Article 43 of the Tax Code of the Russian Federation (the TC RF) for the taxation purposes dividends are recognized as any income received by a shareholders (participant) from distribution of profits left after taxation for shares (interest) owned by the shareholder (participant) pro rata to shares (interests) of shareholders (participants) in the charter (contributed) capital of the organization in question. In accordance with items 12 subitem 2 Article 149 of the TC RF VAT shall not be levied on income received from securities transactions.

1) Taxation of natural persons' income

Income incurred from sources in the Russian Federation is dividends and interest received by natural persons from a Russian organization. According to Item 4 Article 210 of the TC RF the tax base for dividends is determined as the monetary value of such income. Tax rate levied in dividend income are set out in Article 224 of the TC RF, viz.:

- at 30 % of all income received by natural persons who are not tax residents of the RF (item 3 of Article 224);

- at 6 % with respect to income incurred from having interests in organizations by natural persons who are tax residents of the RF (item 4 of Article 224).

Calculation and payment of taxes on income from dividends received by individuals from a Russian organization are carried out by the organization – payer or the source of the income received by the taxpayer. Such organizations are called tax agents according to item 1 of Article 226 of the TC RF. The tax agent calculates the payable tax separately for each accrued income item payable to the income earner (item 3 of Article 226, the TC RF). Pursuant to item 4 of Article 226 of the TC RF tax agent shall deduct the tax from the income earned when making the payment. The tax amounts are deducted by the tax agent from any funds payable by the tax agent to the taxpayer or to his/her order, provided that the deducted amount does not exceed 50% of the paid out amount. Tax agents shall remit the calculated and deducted tax amounts not later than the actual date of receiving the cash in the bank to pay the earned income, and the date of remitting income from taxpayers' bank accounts to the taxpayer's bank account or third party's bank account on the taxpayer order (item 6 of Article 226 of the TC RF). As stipulated by item 7 of Article 226 of the TC RF he total tax amount calculated and deducted by the tax agent from a taxpayer for which the tax agent is recognized as an income source shall be paid at the point where the tax agent is registered with the tax authorities, and for organizations with separately located units both at their domicile and at the location of each its separate unit. The tax amount payable to the local budget at the locality of the separate unit shall be calculated based on the taxable income amount earned and paid to the employees of these separately located units.

2) Taxation of legal entities

Special features of tax base determination for income of legal entities received from having interests in other organizations are set forth in Article 275 of the TC RF.

According to item 3 of the said article in the case of dividend payment to a foreign organization the tax base for the taxpayer – dividend recipient is defined as the sum of the payable dividend and a

15% tax rate shall be applied (item 3 of Article 284 of the TC RF).

As far as taxpayers – Russian organizations are concerned, if the income source is a Russian organization the latter is recognized as the tax agent and shall determine the tax amount pursuant to provisions of item 2 of Article 275 of the TC RF. The tax amount to be deducted from the income of a taxpayer – dividend recipient shall be determined by the tax agent based on the total tax amount calculated as set out in item 2 of Article 275 and share of each taxpayer in the total dividend amount. The total tax amount is determined as the tax rate set forth in subitem 1 item 3 of Article 284 of the TC RF (6%) multiplied by the difference between the dividend amount to be distributed between the shareholders (participants) in the current tax period less the dividend amount payable by the tax agents to foreign entities in the current tax period and the sum of dividend amounts received by the tax agents itself in the current reporting (tax) period and the preceding reporting (tax) period unless these dividend amounts were not taken into account earlier for the calculation of a taxable dividend income. If the difference is negative there is no tax liability and no compensation from the relevant budget shall be paid.

Tax on dividends earned on shares and payable to unit investment funds is neither calculated, no deducted. A unit investment fund is a separate property holding entity which is not a legal entity. Subject to a document confirming that relevant shares were purchased by a unit fund managing company the tax on income received as dividends on these shares shall not be deducted.

According to par. 1 item 4 of Article 287 the tax on income paid to taxpayers as dividends deducted when the income was paid, shall be remitted to the relevant budget by the paying tax agent within 10 days from making the payment. Tax on income received as dividends shall be credited to the Federal budget account (item 6, Article 284 of the TC RF).

Bond income taxation

According to subitem 12 item 2 of Article 149 of the Tax Code of the Russian Federation VAT is not levied on operations related to circulation of placed bonds except services of intermediaries.

a) Taxation of legal entities-resident of the RF with respect to transactions involving the issuer bonds. Profit tax is levied on income of legal entities earned from transactions involving bonds issued by the issuer.

Income derived from sources in the Russian Federation is:

- receipts from exercising property rights (proceeds from realization);
- not related to realization proceeds as interest earned on securities and other debt obligations.

Profit (loss) of bond sale is defined as the difference between the sale price and purchase price taking into account expenses incurred for brokerage services related to sale and purchase deals.

A tax rate of 24% is set for profit tax with a tax amount calculated at the tax rate of 6% being credited to the federal budget; a tax amount calculated at 16% tax rate being credited to the budget of the relevant constituent entities of the Russian Federation, and a tax amount calculated at 2% tax rate being credited to the local budgets.

Legal entities – residents of the Russian Federation shall themselves calculate and effect payments of the profit tax on proceeds from operations with bonds based on accounting information and reports.

Losses incurred from securities operations involving securities traded on the organized securities market for the previous tax period (previous tax periods) preceding the current may be posted to tax base reduction resulting from operations involving sales of the relevant type of securities.

Losses incurred from securities operations involving unlisted securities or securities not traded on the organized securities market can be posted to reduction of income derived from sale of this type of securities.

Income derived from securities operations is recognized as proceeds realized from securities sale pursuant to the sale contract. Income earned from interest bearing (coupon) securities shall be posted taking into account special provisions set out in item 2 of Article 280 of the TC RF, i.e. a taxpayer income from sale or other disposal of bonds (including redemption) is calculated based on the sale price or price of other disposal deal of bonds and amount of earned interest (coupon) paid by the buyer to the taxpayer and interest (coupon) paid to the taxpayer by the issuer. Amount of interest (coupon) already

factored into taxation earlier shall not be included in the taxpayer income from sale or other disposal of securities.

Losses from securities sale-purchase deals shall be transferred for 10 years according to Article 283 of the TC RF, but the total transferred loss in no reporting (tax) period can exceed 30% of the tax base for securities deals.

Income and loss date of bond deals according to Article 329 of the TC RF is the realization date of the securities.

Concerning bonds traded on the organized securities market for taxation purposes the realization price is the actual price of realization or other disposal of bonds if the price is in the interval between the minimal and maximal prices of deals (price spread) with the relevant securities registered by the organizer of trading at the date of the deal execution. If the actual price of realization or other disposal of bonds is lower than the minimal price of deals with this type of securities the difference between the minimal price of the deals and purchase price is taken for the taxation purposes. If at the stated date deals with securities of one and the same type were made through two or more organizers of trading on securities market the taxpayer is entitled to select himself the trade organizer whose price spread should be chosen by the taxpayer for taxation purposes.

Expenses of sale (other disposal) of securities are defined based on the acquisition of the securities, acquisition expenses, sale expenses, accumulated interest (coupon) paid by the taxpayer to the securities seller; earned interest (coupon) amounts already taken into account for taxation purposes earlier shall not be included in the expenses according to provisions of Article 272 of the TC RF. Expenses related to acquisition of securities before sale do not result in tax base decrease. Proceeds derived from sale (realization) of securities (at the reporting date) shall be reduced by the amount of expenses related to the acquisition and sale (realization) of the securities removed from the balance sheet.

b) Income taxation of legal entities non-residents of the Russian Federation with respect of transactions involving the issuer bonds

Tax levied on proceeds from transactions involving the issuer bonds and conducted by non-residents of the Russian Federation shall be calculated and paid by the income source in the currency of the payment at the rate of 20% on effecting each payment. If coupon income is paid by the payment agent the latter is the tax agent for the purposes of calculation, deduction and payment of tax to the budget.

If bond transactions are covered by international treaties on avoiding double taxation non-residents of the RF may pay taxes levied on proceeds derived from bond deals pursuant to provisions of such treaties.

в) Taxation of natural persons-residents of the RF with respect to income from deals involving the issuer bonds.

Proceeds derived from deals involving the issuer bond by individuals are:

- dividends and interest received from a Russian organization, as well as interest received from individual entrepreneurs and/or foreign organization in connection with operations of its permanent representative office in the RF;
- proceeds from sale (realization) in the Russian Federation of shares or other securities and contributed capital in the charter capital of organizations.

Pursuant to item 3 of Article 214.1 of the Tax Code of the Russian Federation income (loss) related to sale-purchase deals of securities is defined as the sum of proceeds from transactions with securities of the relevant type closed in the tax period, less the relevant expenses.

Income (loss incurred) from securities sale-purchase deals is determined as the proceeds derived from sale of securities less expenses on acquisition, sale and keeping of the securities, actually incurred by the taxpayer (including expense reimbursed to the professional participant of the securities market) and

confirmed by documents. Such expenses include:

- amounts paid to the seller according to the contract;
- payment for services rendered by the depositary;
- commissions to professional participants of the securities market;
- exchange fee (commission);
- payment for services of the registrar;
- other expenses directly connected with purchase, sale, and storage of securities paid for services rendered by professional participants of the securities market performing their business duties.

Income from a sale-purchase deal of securities traded on an organized securities market shall be reduced by the amount of interest paid for using cash funds raised for closing the securities sale-purchase deal calculated on the basis of effective refinancing interest rate set by the Central Bank of the Russian Federation.

For deals with listed securities losses are defined taking into account the limits of the relevant securities market price fluctuations.

When a taxpayer expenses on acquisition, sale, and storage of securities cannot be posted as acquisition, sale, and storage expenses for specific securities these expenses shall be allocated pro rata the assessed value of the securities for which the expenses are allocated. The assessed value of the securities is defined at the date the expenses were incurred.

In the event that the taxpayer's expenses cannot be supported by source documents the taxpayer is entitled to make use of property tax allowance (tax rebate) as provided for in subitem 1 of tem 1 of Article 220 of the TC RF (As applied for the proceeds derived by the taxpayer from a securities sale held by the taxpayer for at least 3 years, but not exceeding RUR125 thousand).

The tax allowance or rebate to the amount of actually incurred and substantiated by documents expenses is applicable for calculation and payment by a taxpayer of tax to the budget at the tax payment source (a broker, trust manager, or other person carrying out operations based on an agency deed or other similar deed in favor of the taxpayer), or upon termination of a tax period with filing a tax declaration with the tax authorities.

If tax calculation and payment are carried out at the tax payment source (by a broker, trust manager, or other person carrying out operations based on an agency deed or other similar deed in favor of the taxpayer), in the tax period, the property tax allowance or tax rebate is provided by the source of the income payment with a possibility of subsequent settlement upon termination of the tax period and filing a tax declaration with the tax authorities.

If there are several sources if income payments the property tax allowance is provided by only one income payment source chosen by the taxpayer.

Tax base for securities sale-purchase deals is defined as the income derived over the tax period from closed securities deals.

A loss incurred as a result of deals with listed securities closed over the tax period in question reduces the tax base for sale-purchase deals of the given type of securities.

According to item 1 Article 224 of the Tax Code of the Russian Federation income received as coupon payments, bond redemption or sale of bonds before maturity is tax at 13% tax rate on income received by RF residents.

d) Taxation of income of natural persons – non-residents of the RF with respect to deals involving the issuer bonds.

A tax rate at 30% (thirty per cent) is set for income received by natural persons – non-tax residents.

The tax base for securities sale-purchase deals is defined at the tax period end. Calculation and payment of the tax are carried out by the tax agent at the tax period end or when making cash payment to the taxpayer before the current tax period end.

For the purpose of this paragraph by payment of funds is meant cash payment, remittance of funds to a natural person's bank account or into a third party's bank account pursuant to the natural person's order.
If the tax agent is unable to deduct from a taxpayer the calculated tax amount the tax agent shall within a month as of the occurrence of such event advise the tax authorities at its domicile of the inability to deduct the tax and of the tax amount it failed to deduct from the taxpayer income. The tax is then paid pursuant to Article 228 of the Tax Code of the Russian Federation.

8.9 Declared (accrued) and paid dividends on the issuer shares, income on the issuer bonds.

Category (type) of shares: ***registered book-entry ordinary shares***

Reporting period for which the declared dividends are paid (were paid)	***1998***	***1999***	***2000***	***2001***	***2002***
Declared (accrued) dividend amount per share, RUR	***22.0***	***40.0***	***33.05***	***0.026***	***0.096052***
Total amount of declared (accrued) dividend for all shares, RUR	***9935222.0***	***18064040.0***	***14925413.05***	***11741626.2***	***151570712.32***
The issuer governing body which made a decision (declared) on payment of dividends on the issuer shares	***Annual General Meeting of Shareholders***	***Annual General Meeting of Shareholders***	***Annual General Meeting of Shareholders***	***Annual General Meeting of Shareholders***	***Annual General Meeting of Shareholders***
Date of the meeting (session) of the issuer governing body which made the decision (declared) on dividend payment, date and number of the Minutes of the meeting (session) of the issuer governing body at which was made the decision (declaration) on dividend payment	***28.04.1999 Minutes #5 of 28.04.1999***	***29.06.2000 Minutes #6 of 29.06.2000***	***01.06.2001 Minutes #7 of 01.06.2001***	***05.06.2002 Minutes #9 of 05.06.2002***	***24.06.2003 Minutes #11 of 24.06.2003***
Time frame allocated for making payments of the declared dividends on the issuer shares	***during the fiscal year, i.e. December 31, 1999***	***during the fiscal year, when the decision to pay dividends was made***	***during the fiscal year, when the decision to pay dividends was made***	***during the fiscal year, when the decision to pay dividends was made***	***before December 31, 2000***
Form and other payment terms and conditions for payment of the declared dividends on the issuer shares	***Cash funds***	***Cash funds***	***Cash funds***	***Cash funds***	***Cash funds***
Total amount of dividends paid on all ordinary shares of the issue, RUR	***9935222.00****	***17719038.87***	***14635470.08***	***11687712.00***	***42212455.52***

***-Dividend amount after tax**

Preference registered book-entry Class B shares

Reporting period for which the declared dividends are paid (were paid)	***1998***	***1999***	***2000***	***2001***
Declared (accrued) dividend amount per share, RUR	*53.0*	*82.0*	*70.94*	*0.038*
Total amount of declared (accrued) dividend for all shares, RUR	*655716.0*	*1014504.0*	*877669.68*	*470136*
The issuer governing body which made a decision (declared) on payment of dividends on the issuer shares	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*
Date of the meeting (session) of the issuer governing body which made the decision (declared) on dividend payment, date and number of the Minutes of the meeting (session) of the issuer governing body at which was made the decision (declaration) on dividend payment	*28.04.1999* *Minutes #5 of 28.04.1999*	*29.06.2000* *Minutes #6 of 29.06.2000*	*01.06.2001* *Minutes #7 of 01.06.2001*	*05.06.2002* *Minutes #9 of 05.06.2002*
Time frame allocated for making payments of the declared dividends on the issuer shares	*May 1st at the latest*	*not later than one month after the decision on dividend payment was made*	*not later than one month after the decision on dividend payment was made*	*not later than one month after the decision on dividend payment was made*
Form and other payment terms and conditions for payment of the declared dividends on the issuer shares	*Cash funds*	*Cash funds*	*Cash funds*	*Cash funds*
Total amount of dividends paid on all ordinary shares of the issuer, RUR	*655716.0*	*1014504.0*	*877669.68*	*470136.00*

Preference registered book-entry Class A shares

Reporting period for which the declared dividends are paid (were paid)	*1998*	*1999*	*2000*	*2001*	*2002*
Declared (accrued) dividend amount per share, RUR	*106.0*	*164.0*	*141.89*	*0.077*	*0.206*
Total amount of declared (accrued) dividend for all shares, RUR	*16393748.0*	*25363912.0*	*21944423.62*	*11908666*	*108429738..*
The issuer governing body which made a decision (declared) on payment of dividends on the issuer shares	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholde*

Date of the meeting (session) of the issuer governing body which made the decision (declared) on dividend payment, date and number of the Minutes of the meeting (session) of the issuer governing body at which was made the decision (declaration) on dividend payment	*28.04.1999* *Minutes #5 of 28.04.1999*	*29.06.2000* *Minutes #6 of 29.06.2000*	*01.06.2001* *Minutes #7 of 01.06.2001*	*05.06.2002* *Minutes #9 of 05.06.2002*	*24.06.2003* *Minutes #11 of 24.06.2003*
Time frame allocated for making payments of the declared dividends on the issuer shares	*not later than two months after the annual general meeting of shareholders*	*not later than two months after the decision on dividend payment was made*	*not later than two months after the decision on dividend payment was made*	*not later than two months after the decision on dividend payment was made*	*before August 23, 2003*
Form and other payment terms and conditions for payment of the declared dividends on the issuer shares	*Cash funds*	*Cash funds*	*Cash funds*	*Cash funds*	*Cash funds*
Total amount of dividends paid on all preference Class A shares, RUR	*16393748.00*	*23809076.00*	*21415471.89*	*18817700.54*	*95910422.14*

Income on the issuer bonds

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***01***

Type: ***interest-bearing***

Form of the securities: ***documented bearer bonds***

Registration number: ***4-01-00194-A***

State registration date of the issue: ***October 17, 2001***

State registration date of the report on the results of the issue: ***December 10, 2001***

Authority performing the state registration: ***FCSM of Russia***

Quantity of securities of the issue: ***600,000***

Nominal value of each securities of the issue, RUR ***1 000***

Total value of the issue (at par), RUR ***600,000,000***

Type of income: ***coupon***

Income payable on the bonds of the issue per bond, RUR: ***57,26.***

Total amount of income payable on all bonds of the issue, RUR***34,356,000***

Time limit set for making income payments on the bonds of the issue: ***one day***

Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***

Reporting period for which income payments on the bonds of the issue were made: ***1st quarter of 2002***

Total income paid on all bonds of the issue for the 1st quarter of 2002, RUR***34,356,000***

Income payable on the bonds of the issue, per bond: RUR***53.6***

Total amount of income payable on all bonds of the issue, RUR***32,160,000***

Time limit set for making income payments on the bonds of the issue: ***one day***

Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***

Reporting period for which income payments on the bonds of the issue were made: ***2nd quarter of 2002***

Total income paid on all bonds of the issue for the 2nd quarter of 2002, RUR***32,160,000***

Income payable on the bonds of the issue, per bond RUR***102,22***
Total amount of income payable on all bonds of the issue, RUR***61,332,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***4th quarter of 2002***
Total income paid on all bonds of the issue for the 4th quarter of 2002, RUR***61,332,000***

Income payable on the bonds of the issue, per bond RUR***89.75***
Total amount of income payable on all bonds of the issue, RUR***53,850,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made:***2nd quarter of 2003***
Total income paid on all bonds of the issue for the 2nd quarter of 2003, RUR***53,850,000***

Type, series (class), form and other identification features of securities:
Type of securities: ***Bonds***
Series: ***02***
Type: ***interest-bearing***
Form of the securities: ***documented bearer bonds***
State registration number: ***4-02-00194-A***
Date of state registration: ***25.06.2002***
Authority performing the state registration of the securities issue: ***FCSM of Russia***
State registration date of the report on the results of the issue: ***15.08.2002***
State authorities which performed the state registration of the issue and report on the results of the issue: ***FCSM of Russia***
Quantity of securities of the issue: ***600,000***
Nominal value of each piece of the securities of the issue, RUR***1,000***
Total value of the issue (at par), RUR ***600,000,000***
Type of income: ***coupon***

Income payable on the bonds of the issue, per bond, RUR***49.86***
Total amount of income payable on all bonds of the issue, RUR***29,916,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***4th quarter 2002***
Total income paid on all bonds of the issue for the 4th quarter of 2002, RUR***29,916,000***

Income payable on the bonds of the issue, per bond, RUR***99.73***
Total amount of income payable on all bonds of the issue, RUR***59,838,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***2nd quarter of 2003***
Total income paid on all bonds of the issue for the 2nd quarter of 2003, RUR***59,838,000***

8.10 Other information

No other information